                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ______________

                                     FORM CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [_]

Securities Act Rule 802 (Exchange Offer) [_]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [_]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]

Exchange Act Rule 14e-2(d) (Subject Company Response) [_]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [_]

                              Terra Networks, S.A.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                              Terra Networks, Inc.
--------------------------------------------------------------------------------
      (Translation of Subject Company's Name into English (if applicable))

                                Kingdom of Spain
--------------------------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)

                                Telefonica, S.A.
--------------------------------------------------------------------------------
                       (Name of Person(s) Furnishing Form)

          American Depository Shares CUSIP 88100W103/ISIN US88100W1036
                         Common Stock ISIN ES0178174019
--------------------------------------------------------------------------------
              (CUSIP Number of Class of Securities (if applicable))

                              Antonio Alonso Ureba
                           Joaquin de Fuentes Bardaji
                                Telefonica, S.A.
                             Gran Via, 28. Planta 9
                                  28001 Madrid

                                   copies to:

                                Richard D. Pritz
                             Clifford Chance US LLP
                                 200 Park Avenue
                            New York, New York 10166
--------------------------------------------------------------------------------
 (Name, Address (including zip Code) and Telephone Number (including area code)
   of Person(s) Authorized to Receive Notices and Communications on Behalf of
                           Person(s) Furnishing Form)

                                  June 23, 2003
--------------------------------------------------------------------------------
                  (Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

     Not Applicable.

Item 2. Informational Legends.

     This offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial Statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

     It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws because the offeror is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

     The following exhibit is attached to this Form CB as Exhibit A:

     Prospectus for the Take-Over Bid Launched by Telefonica, S.A. for Terra Networks, S.A., authorized by the Comision Nacional del Mercado de Valores of Spain on June 19, 2003 and dated June 18, 2003, which includes the Announcement of the Offer as Annex 7.

PART III - CONSENT TO SERVICE OF PROCESS

     On May 29, 2003, Telefonica filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV - SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               TELEFONICA, S.A.





                               By:  /s/ ANTONIO ALONSO UREBA
                                    -----------------------------------
                                    Name:  Antonio Alonso Ureba
                                    Title: General Secretary and Secretary
                                            to the Board of Directors

                                    Date: June 20, 2003

                                                                       EXHIBIT A


                                     Translation - for information purposes only




                  PROSPECTUS FOR THE TAKE-OVER BID LAUNCHED BY



                                TELEFONICA, S.A.

                                       FOR

                               TERRA NETWORKS S.A.

                                    June 2003

  (In accordance with the provisions of Spanish Securities Market Law 24/1988 dated 28 July and Spanish Royal Decree 1197/1991 dated 26 July governing
                                 Take-over Bids)

                                     Translation - for information purposes only


                                      INDEX

CHAPTER I SUBJECTIVE ASPECTS OF THE BID...............................................................   6

I.1        Corporate name and registered address of the Target Company................................   6

I.2        Corporate name, corporate object and registered address of the Bidder.......................  6

I.3        Composition and structure of the Bidder's group of Companies. Structure of the stakes held in the share capital of the Target Company.............................................................  7

I.4        Persons responsible for the Prospectus...................................................... 14

I.5        Securities of the Target Company owned, either directly or indirectly, by the Bidder, by companies in the Bidder's group, or by companies acting on behalf of or in concert with the Bidder, or by the members of their management bodies, with an indication of the voting rights corresponding to the securities and the date and price of the transactions carried out in the last twelve months.......  14

I.6        Bidder securities owned by the Target Company..............................................  17

I.7        Agreements between the Bidder and the members of the Board of Directors of the Target
Company, or its stockholders. Privileges granted to Board members.....................................  17

I.8        Information regarding the activity and the economic/financial position of the Bidder and its consolidated group, indicating its equity, turnover, total assets, debt and results, with express reference to any qualification or relevant comments in the audit reports relating thereto.............  18

CHAPTER II OBJECTIVE COMPONENTS OF THE BID............................................................  28

II.1       Securities covered by the Bid..............................................................  28

II.2       Consideration offered for the shares.......................................................  29

II.3       Maximum shares covered by the Bid and minimum to be acquired in order for the Bid to be
effective............................................................................................   29

a)         Maximum....................................................................................  29

b)         Minimum....................................................................................  29

c)         Bidder's Commitments.......................................................................  30

II.4       Guarantees established by the Bidder for settlement of the Bid.............................  30

II.5       Financing of the Bid.......................................................................  30

II.6       Conditions which apply to the Bid..........................................................  30

CHAPTER III...........................................................................................  31

FORMAL COMPONENTS OF THE BID..........................................................................  31

                                     Translation - for information purposes only

III.1      Acceptance period..........................................................................  31

III.2      Formalities relating to the acceptance and manner and period for receipt of the consideration.........................................................................................  31

III.2.1    Formalities related to the acceptance of the Bid...........................................  31

III.2.2    Settlement procedure and delivery of consideration for the Bid.............................  32

III.3      Acceptance and settlement expenses of the Bid..............................................  32

III.4      Appointment of the Stockbrokers acting on behalf of the Bidder.............................  33

III.5      Formalities for the acceptance of the Bid in the case of TERRA shares represented by
American Depositary Shares ("ADSs")...................................................................  33

CHAPTER IV............................................................................................  35

OTHER INFORMATION.....................................................................................  35

IV.1       Objective of the Bid and future activity of the Target Company.............................  35

Activity. Assets and Liabilities......................................................................  36

Changes to the By-laws and management body............................................................  37

Trading of the securities of the Target Company.......................................................  37

IV.2       Impact of this operation on the Bidder.....................................................  38

IV.3       Impact of competition law regulations......................................................  39

IV.4       Administrative Authorisations..............................................................  39

IV.5       Companies which have participated in the transaction.......................................  39

IV.6       Availability of the Prospectus.............................................................  40


          LIST OF DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO

                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.

Annex 1: Certificate from the Madrid Mercantile Registry confirming the existence of the Bidder, and the Certificate from the Secretary of the Board of Directors of TELEFONICA, confirming its current By-laws.

Annex 2: Certificate of the resolution adopted by the Board of Directors of TELEFONICA to launch the Bid and authorising the signature of the Prospectus.

                                     Translation - for information purposes only



Annex 3: Shares in TERRA, S.A. held by the members of the Board of Directors of the Bidder and transactions carried out by these members during the twelve months prior to the launching of this Bid and up to the date of the present Prospectus.

Annex 4: Individual and consolidated annual accounts of the Bidder corresponding to the financial year ended on 31 December 2002 (prepared by the Board of Directors, audited and approved by the Ordinary General Stockholders' Meeting).

Annex 4 bis:   The individual and consolidated financial statements of
               TELEFONICA on 31 March 2003

Annex 5: Certificate of the freezing of the TERRA shares held by TELEFONICA.

Annex 6: Documents verifying the guarantee securing payment of the consideration under the Bid.

Annex 7:       Standard form for the announcement of the Bid.

Annex 8:       Letter regarding the publication of the Bid.

Annex 9: Letters of acceptance from the Stockbrokers acting on behalf of the Bidder.

Annex 10:      Copy of the notifications related to this Bid filed by TELEFONICA before the competition authorities in the United States of America and in Mexico.

                                     Translation - for information purposes only


                                  INTRODUCTION

The present Take-over Bid is launched in Spain and in the United States of America. In the United States of America the Take-over Bid is addressed to the holders of shares in TERRA NETWORKS, S.A. (hereinafter "TERRA") represented by American Depositary Shares ("ADSs"), which are listed on the United States' Nasdaq National Market.

On the date of the present Prospectus, the number of TERRA shares represented by ADSs, according to information provided by TERRA, totals 58,703,234 shares, of which, on 9 June 2003, 26,765,961 shares are subject to the Stock Option Plan for employees of Lycos Inc., and 2,420,468 shares held by Lycos Inc. (company controlled by TERRA) are included in TERRA's treasury stock, leaving a total of 29,516,805 shares. Each of the ADSs grants the right to receive one TERRA share.

In accordance with regulation 14d-1(c) of the Securities Exchange Act, when 10% or less of the share capital, calculated in accordance with the provisions of the aforementioned regulation, of a foreign company subject to a take-over Bid is owned by stockholders resident in the United States of America, the bidder is not obliged to present the documentation indicated in regulation 13-(e)-3, and the only obligation is that the terms of the bid for the American stockholders be the same as those applicable to the rest of the stockholders, including the distribution of a translation of the documentation filed with the Spanish Securities Market Commission to the American stockholders. This documentation shall also be filed before the Securities and Exchange Commission (hereinafter the "SEC") using a form CB, at the latest on the day after the documentation is made available to the public in Spain.

As a result, given that the information held by Telefonica, S.A. (hereinafter, "TELEFONICA") demonstrates that, in accordance with applicable rules, less than 10% of the TERRA shares are owned by residents in the United States of America, TELEFONICA considers that this Take-over Bid is subject to the aforementioned regulations.

On 29 May 2003, one day after the present Take-over Bid was announced in Spain on 28 May 2003, the corresponding form CB was filed before the SEC attaching a copy in English of the relevant fact and the press article published in Spain, together with a form FX communicating the appointment of an agent for notification purposes in the United States of America.

In addition, TELEFONICA, after the present Take-over Bid is authorised in Spain, shall send English versions of the present Prospectus together with any necessary complementary documentation to the holders of ADSs. Likewise, this documentation shall be filed before the SEC using a form CB.

Finally, and with regard to the procedure for the holders of TERRA shares represented by ADSs to accept the present Take-over Bid, please refer to section
III.5 of this Prospectus.

                                     Translation - for information purposes only



                                    CHAPTER I
                          SUBJECTIVE ASPECTS OF THE BID

I.1     Corporate name and registered address of the Target Company.

        The Target Company of this Take-over Bid (hereinafter, the "Bid") is TERRA NETWORKS, S.A. with registered address at Calle Nicaragua, no 54, Barcelona.

        TERRA was incorporated on 4 December 1998, by means of a public deed executed before Mr Jose Antonio Escartin Ipiens, Notary Public in Madrid, under number 5.276 of his official records, and recorded at the Madrid Mercantile Registry on 12 January 1999, in Tome 13.753, of
        Section 8 of the Companies' Book, Folio 185, Sheet M-224499, first entry. As a result of the Company transferring its registered address to Barcelona, TERRA is currently recorded at the Barcelona Mercantile Registry in Tome 32.874, General Section, Folio 129, Sheet B-217925. TERRA's Fiscal Identification Number is A-82/196080.

        On the date of the present Prospectus, the share capital of TERRA, according to the public deed executed on 5 June 2003 before Ms Maria Bescos Badia, Notary Public in Madrid, under number 535 of her official records, and pending registration at the Mercantile Registry, amounts to 1,202,935,830 euros, consisting of 601,467,915 fully subscribed and paid-up shares with a nominal value of two euros each, represented by means of book entries and admitted for trading on the Securities Markets of Madrid, Barcelona, Bilbao and Valencia through the Computer Assisted Trading System (Continuous Market), and on the Nasdaq (National Market of the United States of America). It should be borne in mind that the share capital of TERRA before the aforementioned figure was 1,216,320,518 euros, represented by 608,160,259 shares, after which TERRA redeemed 6,692,344 shares, thus leaving the current capital figure. It is hereby established that all references to share capital in the present Prospectus relate to the current share capital, whose registration at the Mercantile Registry is being processed at the date of this Prospectus.

I.2     Corporate name, corporate object and registered address of the Bidder.

        The Bidder in this Bid is TELEFONICA, S.A. (hereinafter, "TELEFONICA"), with registered address at Calle Gran Via, no 28, Madrid, with Fiscal Identification Number (CIF) A-28/015865.

        TELEFONICA was incorporated for an indefinite period of time on 19 April 1924, by means of a public deed executed before Mr Alejandro Rosello Pastor, Notary of the Notarial Association of Madrid. TELEFONICA adapted its By-laws to the current Spanish Companies' Law (Ley de Sociedades Anonimas) by means of a deed executed on 10 July 1990 before Mr Miguel Mestanza Fraguero, Notary Public in Madrid. The Bidder is recorded at the Madrid Mercantile Registry in Tome 12.534, Folio 21, of Section 8 of the Companies' Book, Sheet M-6164, entry number 1.359.

                                     Translation - for information purposes only


        The share capital of TELEFONICA totals 4,955,891,361 euros, consisting of 4,955,891,361 fully subscribed and paid-up ordinary shares, each with a nominal value of 1 euro, and represented by book entries. All the shares into which the share capital of TELEFONICA is divided are ordinary, belong to a single series, and grant identical rights and obligations to the stockholders.

        In accordance with Article 4 of its By-laws, the corporate object of TELEFONICA is as follows:

        . The provision and exploitation of any kind of public or private telecommunications services and, to this end, the design, installation, maintenance, refurbishment, improvement, acquisition, transfer, interconnection, management, administration and any other activity not included in the preceding list, with regard to any type of current or future telecommunication networks, lines, satellites, equipment, systems and technical infrastructures, including the buildings housing the same.

        . The provision and exploitation of any type of auxiliary or associated services or those derived from telecommunications services.

        . The investigation and development, promotion and application of any kind of principles, components, equipment and systems used directly or indirectly for telecommunications.

        . The manufacture or production and, in general, any other forms of industrial activity related to telecommunications.

        . The acquisition, transfer and, in general, any other forms of commercial activity related to telecommunications.

        The activities which comprise the corporate object described in the preceding paragraphs may be carried out in Spain and overseas, either directly, in full or in part by the Company, or indirectly by holding shares or participations in companies or other legal entities having the same or a similar corporate object.

        In accordance with the Spanish National Classification of Economic Activities (CNAE) the activities of TELEFONICA are included in sector 0762.

        Attached hereto as Annex 1 is the Certificate from the Madrid Mercantile Registry confirming the existence of the Bidder, and the Certificate from the Secretary of the Board of Directors of TELEFONICA, confirming the current By-laws on the date of the present Prospectus.

I.3 Composition and structure of the Bidder's group of Companies. Structure of the stakes held in the share capital of the Target Company.

        Composition and structure of the Bidder's group of Companies.

                                     Translation - for information purposes only


        The principal subgroups of dependent companies through which TELEFONICA carries out its corporate object and the management of its business areas or basic lines of activity are as follows:

        - The fixed line telecommunications services and supplementary services provided in national territory are centralised in Grupo Telefonica de Espana.

        - Worldwide wireless communications activities are centralised internationally and nationally in Grupo Telefonica Moviles.

        - Fixed line telecommunications services in Latin America are conducted through Grupo Telefonica Internacional.

        - With regard to activities carried out in the areas of media and entertainment, Telefonica de Contenidos and its dependent companies deal with the interests of the Group as a whole.

        - The main activity of Grupo Telefonica Datacorp is the comprehensive provision of corporate data transmission services.

        - The provision of services, content and Internet access portals, with special emphasis on residential clients and small businesses
             (SOHO) is mainly carried out by Grupo Terra Lycos.

        -    Grupo Atento carries out call centers activities.

        - Businesses involving the publishing, development and sale of advertising in telephone directories are managed by Grupo Telefonica Publicidad e Informacion.

        - Grupo Emergia operates a submarine high-speed fibre optic cable and provides broadband connectivity within Latin America and Europe, and from Latin America to Europe and the United States of America.

        The following general flowchart indicates the organisation and structure of the Telefonica Group, including the principal dependent and associated companies of TELEFONICA on 31 December 2002, grouped by lines of business which, on the date of the present Prospectus, have not experienced any significant changes. Furthermore, attached hereto as Annex 4 are the individual and consolidated financial statements of the Bidder corresponding to the financial year ended on 31 December 2002 which set forth in detail all its dependent companies.

        In addition, TERRA has formed part of the consolidated TELEFONICA group on a global basis since its incorporation.

                                                                                         Translation - for information purposes only
                                                          ---------------
                                                          TELEFONICA S.A.
                                                          ---------------

     -------------------------------------------------------------------------------------------------------------------------------


-------------------    ----------------    ----------------    -----------------    ---------------------    -----------------
  TELEFONICA             TELEFONICA          TELEFONICA          TELEFONICA            TELEFONICA                  TERRA
  DE ESPANA             LATINOAMERICA         MOVILES               DATA               CONTENIDOS                  LYCOS
-------------------    ----------------    ----------------    -----------------    ---------------------    -----------------
-------------------    ----------------    ----------------    -----------------    ---------------------    -----------------
   Telefonica             TELESP             Telefonica          Telefonica                                        Lycos
Telecomunicaciones                             Moviles              Data               Antena 3 TV
    Publicas             (Brasil)
-------------------    ----------------    ----------------    -----------------    ---------------------    -----------------

-------------------    ----------------    ----------------    -----------------    ---------------------    -----------------
  TELYCO                   TASA               Brasilcel            T. Data                                         Terra
                                                                   Brasil               Onda Cero                  Espana
                         (Argentina)          (Brasil)
-------------------    ----------------    ----------------    -----------------    ---------------------    -----------------

-------------------    ----------------    ----------------    -----------------    ---------------------    -----------------
Telefonica                  TDP               T. Moviles           T. Data                ATCO                     Terra
 Cable                                                            Argentina                                        Brasil
                          (Peru)               Mexico
-------------------    ----------------    ----------------    -----------------    ---------------------    -----------------
Telefonica                 CTC                 Unifon
Soluciones                                                         T. Data               Endemol                   Terra
Sectoriales               (Chile)            (Argentina)            Peru                                           Mexico
-------------------    ----------------    ----------------    -----------------    ---------------------    -----------------

                       ----------------    ----------------    -----------------    ---------------------    -----------------
                            TLD               T. Moviles           T. Data          Telefonica Servicios           Terra
                                                                    Chile              Audiovisuales                USA
                        (Puerto Rico)           Peru
                       ----------------    ----------------    -----------------    ---------------------    -----------------
                            CTI                  TES             T. Deutschland          Lola Films                Terra
                                                                  (Alemania)                                     Argentina
                          (EE.UU)           (El Salvador)
                       ----------------    ----------------    -----------------    ---------------------    -----------------
                           CANTV                 TCG               T. Data               Euro League               Terra

                        (Venezuela)           (Guatemala)         Colombia                Marketing            Centroamerica

                       ----------------    ----------------    -----------------    ---------------------    -----------------

                                           ----------------    -----------------    ---------------------    -----------------
                                                Europa                                   Via Digital               Terra
                                                                   T. Data                                         Peru
                                                                   Mexico
                                           ----------------    -----------------    ---------------------    ----------------

                                           ----------------                         ---------------------    -----------------
                                               Startel             T. Data                Hispasat                 Terra

                                               (Chile)             U.S.A.                                          Chile
                                           ----------------    -----------------    ---------------------    -----------------


                                                                  T. Sistemas                                      Terra
                                                                   (Espana)                                      Venezuela
                                                               -----------------                             -----------------

--------------      ----------------------      -------------
    TPI                    ATENTO                  EMERGIA


--------------      -----------------------     -------------
  TPI Espana              A. Espana
                    ----------------------

--------------      ----------------------
 TPI Brasil               A. Brasil
                    ----------------------

--------------      ----------------------
 Publiguias               A. Chile
                    ----------------------

--------------      ----------------------
                          A. Peru

--------------      ----------------------
  TPI Peru                A. Marruecos
                    ----------------------

--------------
  Telinver          ----------------------
 (Argentina)             A. Centroamerica

--------------      ----------------------
                         A. Puerto Rico

                    ----------------------
                         A. Japon

                    ----------------------
                         A. Colombia

                    ----------------------
                         A. Mexico

                    ----------------------
                         A. Venezuela

                    ----------------------
                         A. Argentica

                    ----------------------

On the date of the present Prospectus and in accordance with the provisions of
Article 4 of Securities Market Law 24/1988 and Article 42 of the Spanish Commercial Code, there are no individuals or legal entities which have direct or indirect control over TELEFONICA.

The principal stockholders of TELEFONICA, according to available public information, are as follows:

                                             ===================================
                                                            Total
                                             -----------------------------------
                                              Percentage(*)         Shares
                =============================-----------------------------------
                BBVA(**)                      5.52%                 263,022,186
                ----------------------------------------------------------------
                "La Caixa" (***)              3.6%                  -
                ================================================================

                (*) Percentage held in TELEFONICA's share capital on the date referred to in notes (**) and (***) below.

                (**) According to the communication sent to the Spanish Securities Market Commission ("CNMV") on 5 June 2002. Furthermore, and according to information provided by this company in its financial statements closed on 31 December 2002, the stake held in TELEFONICA on this date was 6.53%, although the stake held on a permanent basis in the share capital of TELEFONICA amounts to 5.28%.

                (***) According to information provided by Caja de Ahorros y
                      Pensiones de Barcelona, ("La Caixa") on its web page, which was updated on 16 January 2003.

         Furthermore, according to the notification sent to the CNMV, on 8 January 2003 the financial institution, Chase Manhattan Nominees Ltd., held a stake in the share capital of TELEFONICA of 6.80%, as depositary entity, such stake being held for and on behalf of its clients.

         Finally, on 25 April 2003 the financial institution Citibank NA owned 234,898,920 shares, which comprised 4.74% of the share capital of TELEFONICA on this date, according to the information available to TELEFONICA. Said stake is held in accordance with the Depositary Agreement executed between TELEFONICA and Citibank NA for and on behalf of the holders of ADRs in order to issue and trade these securities on the Nasdaq National Market. In accordance with the provisions of said agreement, Citibank NA is obliged to exercise the voting and economic rights corresponding thereto as holder of said shares in accordance with instructions given to it by the holders of the ADRs under the terms and conditions established in the Depositary Agreement.

Structure of the stakes held in the share capital of the Target Company.

The following general flowchart indicates the organisation and structure of stakes held in the share capital of the Target Company on the date of the present Prospectus.

                                TELEFONICA, S.A.

                                     [CHART]


Total Acciones de Terra                     601,467,915 shares
Participacion de Telefonica, S.A.           230,792,328 shares
Participacion CTC                           2,984,986 shares
Participacion T. del Peru                   2,238,739 shares
Participacion de Lycos Inc (autocartera)    2,420,468 shares

(1) Stock Option Plan for employees of LYCOS: 26,765,961 shares (on 9/06/2003)
(2) Stock OptionPlan for employees of TERRA: 13,980,406 shares

        From its incorporation, TELEFONICA has promoted the appointment of the majority of the members of the Board of Directors of TERRA, by voting in favour of the same.

        On the date of the present Prospectus, the Board of Directors of TERRA is comprised of twelve (12) members, five (5) of which are "consejeros dominicales" (i.e. directors that represent part of the company's share capital) appointed at the recommendation of TELEFONICA, and two (2) are executive directors. All the directors were appointed with the favourable vote of TELEFONICA.

        In this regard, and in accordance with the "Report on Efficient Corporate Management 2002" attached to TERRA's 2002 Annual Report, the directors of TELEFONICA listed below are "consejeros dominicales":

        Directors (consejeros dominicales):

                .   Mr Enrique Used Aznar

                .   Mr Angel Vila Boix

                . Telefonica Datacorp, S.A. (represented by Mr Antonio Viana-Baptista)

                .   Mr Carlos Fernandez-Prida Mendez-Nunez

                . On 25 March 2003, Mr Luis Alfonso Bustamante Bustamante was appointed director (consejero dominical) of Telefonica.

        TERRA's current Auditing and Control Committee (Comision de Auditoria y Control) is structured as follows:

                .   Mr Luis Ramon Arrieta Durana

                . Telefonica Datacorp, S.A. (represented by Mr Antonio Viana-Baptista), (consejero dominical)

                .   Mr Enrique Used Aznar, (consejero dominical)

        The current Committee for Appointments and Remuneration is structured as follows:

                .   Mr Enrique Used Aznar, (consejero dominical)

                .   Mr Luis Ramon Arrieta Durana

                .   Mr Francisco Moreno de Alboran y de Vierna

        Finally, Mr Joaquim Agut Bonsfills, Chairman of the Board of Directors of TERRA, is Line Manager of the Telefonica Group, and Mr Edward M. Philip, member of the Board of Directors of TERRA, is Director of Lycos Inc.

        As a result, due to the structure of TERRA's Board of Directors described above, the TELEFONICA Group exercises control over TERRA in accordance with the provisions of Article 4 of Securities Market Law 24/1988 and Article 42 of the

        Spanish Commercial Code, forming part of the consolidated TELEFONICA group on a global basis, as indicated in section I.3 above.

I.4     Persons responsible for the Prospectus.

        The responsibility for the content of this prospectus (hereinafter, the "Prospectus") is assumed by Mr Santiago Fernandez Valbuena, of legal age, of Spanish nationality, and holder of Spanish Identity Document/Fiscal Identification Number 05227862P, acting for and on behalf of TELEFONICA, in his capacity as General Manager of Corporate Finance, duly empowered by means of a resolution adopted by the Board of Directors on 28 May 2003. Attached hereto as Annex 2 is the certificate of the resolution adopted by the Board of Directors.

        Mr Santiago Fernandez Valbuena declares that the details and information contained in the present Prospectus are true and that no relevant detail or information has been omitted, nor is any misleading information included.

        Pursuant to the provisions of the last paragraph of Article 92 of the Spanish Securities Market Law, the recording of this Prospectus and the annexed documentation at the Official Registries of the Spanish Securities Market Commission ("CNMV") only implies the acknowledgement that these documents contain all the information required by the current regulations, and in no way shall it determine the responsibility of the CNMV for any inaccuracies the documents may contain.

I.5 Securities of the Target Company owned, either directly or indirectly, by the Bidder, by companies in the Bidder's group, or by companies acting on behalf of or in concert with the Bidder, or by the members of their management bodies, with an indication of the voting rights corresponding to the securities and the date and price of the transactions carried out in the last twelve months.

        The Bidder is the direct owner of 230,792,328 shares in the share capital of TERRA, S.A., representing 38.37% of its share capital.

        Furthermore, the companies controlled by the Bidder, i.e. TELEFONICA DEL PERU, S.A. and COMPANIA DE TELECOMUNICACIONES DE CHILE, S.A. own 2,238,739 and 2,984,986 shares respectively in the share capital of TERRA. According to information obtained by TELEFONICA, these companies have not carried out any transactions involving TERRA shares during the twelve months prior to the launching of this Bid and up to the date of the present Prospectus.

        Furthermore, with regard to TERRA, and according to information provided by said Company, it does not hold any of its own shares directly, however it has a restricted reserve of 1,858 thousand euros corresponding to a total of 2,420,468 own shares, held indirectly, on the date of this Prospectus, through Lycos Inc., representing 0.402% of the share capital of TERRA, with an average acquisition price of 0.81 US Dollars per share.

        According to information provided by the Target Company, Lycos Inc. has not carried out any transactions with TERRA shares during the twelve months prior to the launching of this Bid and up to the date of the present Prospectus.

        During the twelve months prior to the launching of this Take-over Bid and up to the date of the present Prospectus, the Target Company, according to information provided by the same, has carried out the following transactions with its own shares:

        ------------------------------------------------------------------------
             Date     Type of operation   Number of shares   Average price per
                                                              share (in euros)
        ------------------------------------------------------------------------
          19.2.2003     Acquisition (*)      6,692,344                 11(***)
        ------------------------------------------------------------------------
           2.4.2003     Redemption (**)      6,692,344                   11
        ------------------------------------------------------------------------

        (*) Purchase of shares deposited in Citibank NA to cover call option rights under the Stock Option Plan for employees of Lycos Inc. which had been cancelled.

        (**) Redemption of own shares and decrease in share capital pursuant to a resolution adopted by the General Stockholders' Meeting held on 2 April 2003, contained in the public deed executed on 5 June 2003 and pending registration at the Mercantile Registry on the date hereof.

        (***) By virtue of the agreement executed between TERRA and Citibank NA to regulate any issues related to the TERRA Stock Option Plans, TERRA may dispose of the shares held by Citibank NA at the price of 11 euros per share.

        During the twelve months prior to the launching of this Take-over Bid and up to the date of the present Prospectus, the Bidder has only carried out the following operations with shares of the Target Company:

         -----------------------------------------------------------------------
             Date     Type of transaction  Number of shares   Average price per
                                                              share (in euros)
         -----------------------------------------------------------------------
           17.7.2002      Acquisition           50,000                 6.81
         -----------------------------------------------------------------------
           19.7.2002      Acquisition           75,000                 6.65
         -----------------------------------------------------------------------

        No members of the TELEFONICA Group other than those indicated in the preceding paragraph, or other individuals or legal entities acting on behalf of or in concert with TELEFONICA, have carried out transactions with shares in TERRA during the twelve months prior to the launching of this Bid and up to the date of the present Prospectus, nor do they own any shares in TERRA on the date hereof.

        Furthermore, on the date of this Prospectus, the members of the Board of Directors of the Bidder own the shares in TERRA listed in Annex 3, which also sets forth the transactions with shares in TERRA carried out by the members of the Board of Directors of the Bidder during the twelve months prior to the launching of this Bid and up to the date of the present Prospectus, and they have not carried out any transactions other than those indicated in said Annex.

        According to information notified to the CNMV to be included in the register for significant stakes, the stakes in the share capital of TERRA held by members of its Board of Directors on the date of this Prospectus are as follows:

         ---------------------------------------------------------------------------------
                            Director                     Direct Stake     Indirect Stake
                                                       (no. of shares)   (no. of shares)
         ---------------------------------------------------------------------------------
          Joaquim Agut Bonsfills                                 10              0
         ---------------------------------------------------------------------------------
          Luis Ramon Arrieta Durana                             100              0
         ---------------------------------------------------------------------------------
          Luis Badia Almirall(*)                              1,000              0
         ---------------------------------------------------------------------------------
          Luis Bassat Coen(*)                                     5              0
         ---------------------------------------------------------------------------------
          Jose Alfonso Bustamante Bustamante(*)               9,405              0
         ---------------------------------------------------------------------------------
          Robert J. Davis                                       518              0
         ---------------------------------------------------------------------------------
          Carlos Fernandez-Prida Mendez-Nunez                     0              0
         ---------------------------------------------------------------------------------
          Francisco Moreno de Alboran y de Vierna                 0              0
         ---------------------------------------------------------------------------------
          Edward M. Philip                                    8,421              0
         ---------------------------------------------------------------------------------
          Telefonica Datacorp. S.A.                               0              0
         ---------------------------------------------------------------------------------
          Angel Vila Boix                                        10              0
         ---------------------------------------------------------------------------------
          Enrique Used Aznar (**)                               105          2,500
         ---------------------------------------------------------------------------------

                  (*) Position with regard to shares in TERRA notified upon their appointment as member of the Board of Directors of TERRA.

                  (**) Indirect stake held through the company Review Inversiones, SIMCAV, S.A. (which is 93.96% controlled).

        Furthermore, according to information provided by the Target Company, the only transactions with TERRA shares carried out by the members of the Board of Directors of TERRA during the twelve months prior to the launching of this Bid and up to the date of the present Prospectus, are as follows:

        -----------------------------------------------------------------------------
             Date      Director      Type of transaction   Number of   Average price
                                                             shares    per share (in
                                                                           euros)
        -----------------------------------------------------------------------------
        4-3-2003   Edward M. Philip         Transfer          1,075        N/A (*)
        -----------------------------------------------------------------------------

         (*) Transfer carried out for no consideration.

        Finally, as regards the members of the Board of Directors of the different companies of the TELEFONICA Group, other than TERRA and TELEFONICA itself, the latter is not aware that these members own any shares in TERRA or that they have carried out any transactions with TERRA shares during the twelve months prior to the launching of this Bid and up to the date of the present Prospectus.

I.6     Bidder securities owned by the Target Company.

        TERRA does not own any shares issued by TELEFONICA.

        Moreover, it should be taken into consideration that Mr Enrique Used Aznar, member of the Board of Directors of the Target Company and of the Bidder, owns, directly and indirectly, 37,438 shares in TELEFONICA.

I.7 Agreements between the Bidder and the members of the Board of Directors of the Target Company, or its stockholders. Privileges granted to Board members.

        There are no agreements between the Bidder and the members of the Board of Directors of TERRA, nor have any special privileges been granted to said members by the Bidder.

        However reference should be made to section I.3 of this Prospectus, which contains a list of TERRA's directors (consejeros dominicales) or executive directors appointed at the recommendation of TELEFONICA. In addition, the following observations are made, as a result of the following persons' membership on the Boards of Directors of the Telefonica Group or due to management posts held in the Telefonica
        Group:

        - Mr Antonio Viana Baptista, representative of Telefonica Datacorp, S.A. on the Board of Directors of TERRA, is Director of TELEFONICA, Executive President of Telefonica Moviles, S.A., President of Telefonica Moviles Espana, Director of TELESUDESTE CELULAR PARTICIPACOES, S.A., Director of Telefonica Internacional, S.A., Substitute in CTC CHILE, Director on the Board of TELEFONICA DE ARGENTINA, S.A., Director of TELECOMUNICACOES DE SAO PAULO, S.A. TELESP, Member of TELEFONICA DATACORP, S.A., Sociedad Unipersonal Espana and Director on the Board of EMERGIA HOLDING N.V. in The Netherlands.

        - Mr Enrique Used Aznar, member of the Board of Directors of TERRA, is Director of TELEFONICA and Director of TELECOMUNICACOES DE SAO PAULO, S.A. TELESP.

        - Mr Angel Vila Boix, member of the Board of Directors of TERRA, is General Manager of Corporate Development of TELEFONICA, S.A.

        - Mr Joaquim Agut Bonsfills, Chairman of the Board of Directors of TERRA, is Line Manager of the Telefonica Group.

        - Mr Edward M. Philip, member of the Board of Directors of TERRA, is director of Lycos Inc.

        On 12 February 2003, TELEFONICA and TERRA signed a Strategic Alliance Framework Agreement, which was duly notified by both companies as relevant information. All the provisions contained in this Framework Agreement remain in force, and no modifications which have any relationship with the outcome of this Bid are envisaged. TELEFONICA and TERRA have initiated the execution and implementation of the Framework Agreement, having entered into the corresponding agreements established in the Framework Agreement with TELEFONICA and other companies in the group with registered offices in Spain and in Latin America, including consultancy, agency, licence, publicity and communication services agreements.

        Furthermore, it is established that TELEFONICA has no agreements or commitments with TERRA stockholders pursuant to which it has undertaken to acquire shares at a price other than the one established in the Bid.

        Finally, it is established that there are no agreements or commitments for the stake held by TELEFONICA in TERRA through its subsidiaries, or TERRA's treasury stock, to participate in this Bid.

I.8 Information regarding the activity and the economic/financial position of the Bidder and its consolidated group, indicating its equity, turnover, total assets, debt and results, with express reference to any qualification or relevant comments in the audit reports relating thereto.

        TELEFONICA, its subsidiaries and investee companies form a group comprised of companies that carry out their business activities primarily in the telecommunications, media and entertainment sectors, both in Spain and in other countries.

        Bearing in mind that TELEFONICA is the parent company of a consolidated group, the accounting information set forth below refers to TELEFONICA on the one hand and its consolidated group on the other.

        INFORMATION CORRESPONDING TO THE FINANCIAL YEAR ENDED ON 31 DECEMBER
                                      2002

        a)     Individual information

               The individual financial statements corresponding to the financial year closed on 31 December 2002 (the latest closed financial year) were drawn up by the Board of Directors and audited by Deloitte & Touche Espana, S.L. (formerly Arthur Andersen y Cia., S. Com.), with its registered address at calle Raimundo Fernandez Villaverde, 65, Madrid, recorded at the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas (ROAC)) under number S-0692. The financial statements were approved by the Ordinary General Stockholders' Meeting of TELEFONICA held on 11 April 2003.

               Below, in millions of euros, are details of some of the main entries in TELEFONICA's individual financial statements corresponding to the 2001 and 2002 financial years.

                                 TELEFONICA S.A.

                BALANCE SHEETS, AS OF DECEMBER 31, 2002 AND 2001

               Unit: millions of euros                                   2002            2001
              ----------------------------------------------------------------------------------
                                    ASSETS
              ----------------------------------------------------------------------------------
               Fixed assets                                           43,809.33       37,859.67
              ----------------------------------------------------------------------------------
               Deferred Charges                                          314.60          157.21
              ----------------------------------------------------------------------------------
               Current assets                                          6,005.79       14,704.77
              ----------------------------------------------------------------------------------
               TOTAL ASSETS                                           50,129.72       52,721.65
              ----------------------------------------------------------------------------------
                    STOCKHOLDERS' EQUITY AND LIABILITIES
              ----------------------------------------------------------------------------------
               Stockholders' Equity                                   17,572.26       22,110.24
              ----------------------------------------------------------------------------------
               Deferred Revenues                                           0.00            0.91
              ----------------------------------------------------------------------------------
               Provisions for contingencies and expenses                 138.75          149.40
              ----------------------------------------------------------------------------------
               Long-term debt                                         23,899.79       18,737.42
              ----------------------------------------------------------------------------------
               Current Liabilities                                     8,518.92       11,723.68
               TOTAL STOCKHOLDERS' EQUITY LIABILITIES                 50,129.72       52,721.65
              ----------------------------------------------------------------------------------






                    SIGNIFICANT VARIABLES OF THE STATEMENT OF
                   OPERATIONS FOR THE YEARS ENDED DECEMBER 31,
                                  2002 AND 2001

              -----------------------------------------------------------------
              Unit: millions of euros-
                                                         2002           2001
              -----------------------------------------------------------------
              Net turnover                                36.17        140.50
               ----------------------------------------------------------------
              Income from ordinary activities            116.49        778.43
              -----------------------------------------------------------------
              Loss for the year                       (4,478.69)      (354.18)
              -----------------------------------------------------------------



              Below is a transcript of the auditors' report of TELEFONICA's individual financial statements for the 2002 financial year:

           AUDITORS' REPORT ON THE FINANCIAL STATEMENTS OF TELEFONICA

        To the Stockholders of Telefonica, S.A.:

        1. We have audited the financial statements of Telefonica, S.A. comprising the balance sheet as of 31 December 2002 and the related statements of operations and notes to financial statements for the year ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole, based on our audit work performed in accordance with generally accepted auditing standards, which require the examination, by means of selective tests, of the documentation supporting the financial statements and the evaluation of their presentation, of the accounting principles applied and of the estimates made.

        2. The financial statements for 2002 referred to above are presented in compliance with current Spanish corporate law, despite the fact that the operations of Telefonica, S.A. and the companies it controls are managed on a consolidated basis. Accordingly, the financial statements of Telefonica S.A., which acts basically as a holding company, do not reflect the financial and net worth variations resulting from application of consolidation methods to these holdings or to the transactions carried out by the related investees, some of which respond to the Group's overall strategy. However, these variations are reflected in the Telefonica Group's consolidated financial statements for 2002, on which we issued our auditor's report dated February 16, 2003, which was qualified for an uncertainty similar to that described in paragraph 4 below. The effect of consolidation is disclosed in Note 4-d.

        3. As required by Spanish corporate law, for comparison purposes directors present, in addition to the 2002 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 financial statements. Our auditors' report dated March 14, 2002, on the 2001 financial statements contained an opinion qualified for an uncertainty concerning the Telefonica Group's net investment in Argentina, and in an emphasis paragraph we indicated the intention of management to update and review, on a yearly basis, the business plans of the Group companies that hold third-generation wireless telephony (UMTS) licences and, where appropriate, to make any value adjustments that might be required.

             In view of the changes in 2002 in the assumptions on which the aforementioned wireless telephony technology is not yet commercially available, the directors of Telefonica Moviles, S.A. announced their decision to temporarily discontinue and restructure this company's business activities in Germany, Italy, Austria and Switzerland and in 2002 they recorded the related write-down for accounting purposes, as described in Note 7, which gave rise to a charge, net of the related tax effect, of 1,062 million euros, to the statement of operations of Telefonica, S.A.

        4. Also, as a result of the depreciation of the Argentinean peso with respect to the U.S. dollar and the euro in 2002, losses of 1,400 million euros were recorded in the statement of operations (see
             Note 2). However, certain uncertainties remain regarding the effect the evolution of certain economic measures will have on the normal course of operations and on the financing thereof in Argentina (mainly that relating to the establishment of the wireline telephony rates). Accordingly, it is not yet possible to assess whether there will be any additional effects for accounting purposes on the Telefonica Group's net investment in the companies located in Argentina, which, calculated as described in Note 2, amounted to 1,637 million euros, as of December 31, 2002, a substantial reduction with respect to the previous year.

        5. In our opinion, except for the effects of any adjustment which might be required if the final outcome of the uncertainty described in paragraph 4 above were known, the financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefonica, S.A. as of December 31, 2002 and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

        6. The accompanying management report for 2002 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its businesses and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2002. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

        DELOITTE & TOUCHE ESPANA, S.L.

        26 February 2003

    b)  Consolidated Information.

        The consolidated financial statements corresponding to the financial year ended on 31 December 2001 were audited by Arthur Andersen, with registered address at calle Raimundo Fernandez Villaverde 65, Madrid and recorded at the Official Registry of Auditors under number S0692.

        The consolidated financial statements corresponding to the financial year ended on 31 December 2002 were prepared by the Board of Directors and audited by Deloitte & Touche Espana, S.L. These financial statements were approved by the Ordinary General Stockholders' Meeting of TELEFONICA held on 11 April 2003.

        Below, in millions of euros, are details of some of the main entries of the TELEFONICA Group's consolidated financial statements corresponding to the 2001 and 2002 financial years.

        CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

        -----------------------------------------------------------------------------------
          Unit: millions of euros                                  2002            2001
        -----------------------------------------------------------------------------------
                               ASSETS
        -----------------------------------------------------------------------------------
          Due from Stockholders for Uncalled capital                292.49          370.10
        -----------------------------------------------------------------------------------
          Fixed assets and other non-current assets              50,008.83       63,975.75
        -----------------------------------------------------------------------------------
          Consolidation goodwill                                  6,364.02        9,128.94
        -----------------------------------------------------------------------------------
          Deferred Charges                                          802.28          710.94
        -----------------------------------------------------------------------------------
          Current assets                                         10,573.67       12,236.84
        -----------------------------------------------------------------------------------
          TOTAL ASSETS                                           68,041.29       86,422.57
        -----------------------------------------------------------------------------------
                STOCKHOLDERS' EQUITY AND LIABILITIES
        -----------------------------------------------------------------------------------
          Stockholders' Equity                                   16,996.00       25,861.62
        -----------------------------------------------------------------------------------
          Minority interests                                      5,612.93        7,433.55
        -----------------------------------------------------------------------------------
          Negative consolidation goodwill                            11.36            7.95
        -----------------------------------------------------------------------------------
          Deferred Revenues                                         880.46        1,145.75
        -----------------------------------------------------------------------------------
          Provisions for contingencies and expenses               8,014.91        5,862.70
        -----------------------------------------------------------------------------------
          Long-term debt                                         21,726.15       27,692.41
        -----------------------------------------------------------------------------------
          Current debt                                           14,681.74       18,418.59
        -----------------------------------------------------------------------------------
          Short-term Provisions for contingencies and               117.74            0.00
          expenses
        -----------------------------------------------------------------------------------
          TOTAL STOCKHOLDERS' EQUITY LIABILITIES                 68,041.29       86,422.57
        -----------------------------------------------------------------------------------


              SIGNIFICANT VARIABLES OF THE STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

        ------------------------------------------------------------------------------------
          Unit: millions of euros                                   2002             2001
        ------------------------------------------------------------------------------------
          Net turnover                                           28,411.30        31,052.60
        ------------------------------------------------------------------------------------
          Income for ordinary activities                          1,616.82         1,821.05
        ------------------------------------------------------------------------------------

        ------------------------------------------------------------------------
          Income/Loss for the year                   (5,576.80)         2,106.81
        ------------------------------------------------------------------------

Below is a transcript of the auditors' report of TELEFONICA's consolidated financial statements for the 2002 financial year

            AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

              To the Stockholders of Telefonica, S.A.:

               1. We have audited the consolidated financial statements of Telefonica, S.A. and of the companies composing the Telefonica Group (see Note 1) comprising the consolidated balance sheet as of December 31, 2002 and the related consolidated statement of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

               2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the consolidated balance sheet, and consolidated statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 financial statements. Our auditor's report dated March 14, 2002, on the 2001 consolidated financial statements contained an opinion qualified for an uncertainty concerning the Telefonica Group's net investment in Argentina, and in an emphasis paragraph we indicated the intention of the management to update and review, on a yearly basis, the business plans of the Group companies that hold third-generation wireless telephony (UMTS) licences and, where appropriate, to make any value adjustments that might be required.

                    In view of the changes in 2002 in the assumptions on which the aforementioned business plans were based, of the findings of reports commissioned from third parties and of the fact that the aforementioned wireless telephony technology is not yet commercially available, the directors of Telefonica Moviles, S.A. announced their decision to temporarily discontinue and restructure this company's business activities in Germany, Italy, Austria and Switzerland and in 2002 they recorded the related write-down for accounting purposes, as described in Note 1, which gave rise to a charge, net of the related tax effect, of 4,958 million euros to the consolidated statement of operations of Telefonica, S.A.

               3. Also, as result of the depreciation of the Argentine peso with respect to the U.S. dollar and the euro in 2002, losses of 1,147 million euros and 355 million euros were recorded under the consolidated "Stockholders Equity - Translation Differences in Consolidation" caption and in the consolidated statement of operations, respectively. However, certain uncertainties remain regarding the effect that the evolution of certain economic measures will have on the normal course of operations and on the financing thereof in Argentina (mainly that relating to the establishment of the wireline telephony rates). Accordingly, it is not yet possible to assess whether there will be any additional effects for accounting purposes on the Telefonica Group's net investment in these companies, which, calculated and described in Note 1, amounted to 1,637 million euros as of December 31, 2002, a substantial reduction with respect to the previous year.

               4. In our opinion, except for the effects of any adjustment which might be required if the final outcome of the uncertainty regarding the Group's net investment in the companies located in Argentina described in paragraph 3 above were known, the consolidated financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefonica, S.A. and of the companies composing the Telefonica Group as of December 31, 2002, and of their operations and of the funds obtained and applied by them in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

               5. The accompanying consolidated management report for 2002 contains the explanations which the directors of Telefonica S.A. consider appropriate about the Group's situation, the evolution of its businesses and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2002. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the consolidated Companies.

               DELOITTE & TOUCHE ESPANA, S.L

               26 February 2003

               Attached in the aforementioned Annex 4 are the individual and consolidated financial statements of the Bidder corresponding to the financial year ended on December 31, 2002 (prepared by the Board of Directors and approved by the Ordinary General Stockholders' Meeting).

               INFORMATION CORRESPONDING TO THE FIRST QUARTER OF 2003

              a)  Individual Information

              Below are details of the individual financial statements of TELEFONICA corresponding to the first quarter of 2003 and 2002:

                                 TELEFONICA S.A.
                          BALANCE SHEET AS OF MARCH 31

              -----------------------------------------------------------------------------------
              Unit: millions of euros                                   2003            2002
              NON-AUDITED DATA
              -----------------------------------------------------------------------------------
                                     ASSETS
              -----------------------------------------------------------------------------------
              Fixed Assets                                             45,160.56       37,276.02
              -----------------------------------------------------------------------------------
              Deferred Charges                                            326.37          147.98
              -----------------------------------------------------------------------------------
              Current Assets                                            6,826.35       15,511.35
              -----------------------------------------------------------------------------------
              TOTAL ASSETS                                             52,313.28       52,935.35
              -----------------------------------------------------------------------------------
                      STOCKHOLDERS' EQUITY AND LIABILITIES
              -----------------------------------------------------------------------------------
                Stockholders' Equity                                   17,985.56       21,425.42
              -----------------------------------------------------------------------------------
                Deferred Revenues                                           0.00            0.57
              -----------------------------------------------------------------------------------
                Provisions for contingencies and expenses                  56.14            0.01
              -----------------------------------------------------------------------------------
                Long-term debt                                         25,570.52       18,986.76
              -----------------------------------------------------------------------------------
                Current Liabilities                                     8,701.06       12,522.55
              -----------------------------------------------------------------------------------
                TOTAL STOCKHOLDERS' EQUITY LIABILITIES                 52,313.28       52,935.35
              -----------------------------------------------------------------------------------

              SIGNIFICANT VARIABLES OF THE STATEMENTS OF OPERATIONS

              ------------------------------------------------------------------
              Unit: millions de euros                   2003             2002
              NON-AUDITED DATA
              ------------------------------------------------------------------
              Net turnover                                 9.5            12.85
              ------------------------------------------------------------------
              Profit for the year                       523.55          (684.81)
              ------------------------------------------------------------------
              Income from ordinary activities          (123.79)          (26.41)
              ------------------------------------------------------------------
              b)  Consolidated Information

              Below are details of the TELEFONICA Group's consolidated financial statements corresponding to the first quarter of 2003 and 2002:

                                TELEFONICA GROUP
                     CONSOLIDATED BALANCE SHEET ON MARCH 31

              -----------------------------------------------------------------------------------
              Unit: millions of euros                                    2003            2002
              NON-AUDITED DATA
              -----------------------------------------------------------------------------------
                                     ASSETS
              -----------------------------------------------------------------------------------
              Due from Stockholders for Uncalled capital                  253.94          350.41
              -----------------------------------------------------------------------------------
              Fixed Assets and other non-current assets                48,641.19       62,140.89
              -----------------------------------------------------------------------------------
              Consolidation goodwill                                    6,455.66        8,769.23
              -----------------------------------------------------------------------------------
              Deferred Charges                                            790.02          690.37
              -----------------------------------------------------------------------------------
              Current Assets                                           11,591.95       13,719.17
              -----------------------------------------------------------------------------------
              TOTAL ASSETS                                             67,732.77       85,670.06
              -----------------------------------------------------------------------------------
                      STOCKHOLDERS' EQUITY AND LIABILITIES
              -----------------------------------------------------------------------------------
                Stockholders' Equity                                   17,672.75       24,845.88
              -----------------------------------------------------------------------------------

              -----------------------------------------------------------------------------------
                Minority Interests                                      5,691.09        7,351.89
              -----------------------------------------------------------------------------------
                Negative Consolidation goodwill                            10.84           10.23
              -----------------------------------------------------------------------------------
                Deferred Revenues                                         915.99        1,340.93
              -----------------------------------------------------------------------------------
                Provisions for contingencies and expenses               7,758.19        5,720.80
              -----------------------------------------------------------------------------------
                Long-term debt                                         22,934.50       27,334.17
              -----------------------------------------------------------------------------------
                Current debt                                           12,479.33       19,052.19
              -----------------------------------------------------------------------------------
                Short-term Provisions for contingencies and               270.08           13.97
                expenses
              -----------------------------------------------------------------------------------
                TOTAL STOCKHOLDERS' EQUITY LIABILITIES                 67,732.77       85,670.06
              -----------------------------------------------------------------------------------


              SIGNIFICANT VARIABLES OF THE STATEMENTS OF OPERATIONS

              ------------------------------------------------------------------------------------
              Unit: millions de euros                                    2003             2002
              NON-AUDITED DATA
              ------------------------------------------------------------------------------------
              Net turnover                                              6,458.93         7,418.56
              ------------------------------------------------------------------------------------
              Income for ordinary activities                              858.45            55.13
              ------------------------------------------------------------------------------------
              Income/Loss for the year                                    543.39           121.05
              ------------------------------------------------------------------------------------

Attached in Annex 4 bis of this Prospectus are the individual and consolidated financial statements of the Bidder corresponding to March 31, 2003.

                                   CHAPTER II
                         OBJECTIVE COMPONENTS OF THE BID

II.1     Securities covered by the Bid.

         The present Bid is in respect of 100% of the shares of TERRA, which amount to a total of 601,467,915 Shares.

         Nevertheless, the TERRA shares which TELEFONICA owns directly, i.e. 230,792,328 shares, representing 38.37% of the share capital on the date of this Prospectus, shall not be included in the Bid and have been frozen until the date of publication of the Bid in the corresponding Gazettes of Listed Securities. Attached as Annex 5 hereto is a certificate of the freezing of the shares.

         In accordance with the foregoing paragraphs, the object of the Bid is to acquire 370,675,587 shares of TERRA, 61.63% of its share capital, and which, together with the frozen shares, represent 100% of the shares of the Target Company on the date of this Prospectus.

         In relation to the shares to which the Bid applies, the following considerations are highlighted:

         (a) At the date of this Prospectus, there are a total of 13,980,406 shares (2.32% of the share capital) held by Banco Zaragozano and the Caja de Ahorros y Pensiones de Barcelona (La Caixa) subject to the Stock Option Plan for employees of TERRA, while, as indicated, the number of shares subject to the Stock Option Plan for employees of Lycos Inc., held by Citibank, was 26,765,961 shares (4.45% of the share capital) on 9 June 2003.

         (b) Among the shares to which the Bid applies are 2,238,739 shares (0.37% of the share capital) owned by TELEFONICA DEL PERU, S.A., in which TELEFONICA has a 97.07% stake, and which are expected to accept the Bid, unless TERRA exercises a right of first refusal which it has on said shares. In relation to the 2,984,986 shares (0.5% of the share capital) owned by COMPANIA DE TELECOMUNICACIONES DE CHILE, S.A., in which TELEFONICA holds a 43.64% stake, the competent bodies of the same shall decide on the acceptance of the Bid.

         (c) Likewise, among the shares to which the Bid applies, there are 2,240,468 shares (0.40% of the share capital) underlying the American Depositary Receipts owned by Lycos Inc., and which comprise treasury stock of the Target Company. The Board of Directors of TERRA shall decide whether these shares shall accept or not the Bid, and TELEFONICA shall not give any instructions in this regard to the Directors it has recommended.

         TERRA has not issued bonds that are convertible into shares or other similar instruments which may entitle the holder, directly or indirectly, to subscribe or acquire shares. Neither has TERRA issued non-voting shares, and all its shares belong to the same class and confer identical rights. Consequently, there are no other securities different from the shares to which this Bid is addressed, in accordance with applicable regulations.

         The shares covered by the Bid shall be transferred by the person authorised to do so, free of liens and encumbrances or third party rights, so that the title acquired by the Bidder is unchallengeable, pursuant to the provisions established in Article 9 of the Spanish Securities Market Law, including any voting and economic rights that are inherent thereto at the time the Bid is launched.

         The terms of the Bid are identical for all the shares to which it applies.

II.2     Consideration offered for the shares.

         The Bidder offers the stockholders of TERRA the amount of five point twenty-five (5.25) Euros for each share of TERRA, which represents 262.5% of the nominal value of these shares.

II.3 Maximum shares covered by the Bid and minimum to be acquired in order for the Bid to be effective.

         a) Maximum

         This Bid shall cover all the shares making up TERRA's share capital, i.e. 601,467,915 shares. Nevertheless, and as mentioned above, TELEFONICA has frozen 230,792,328 shares of TERRA (38.37% of the share capital), which shall not be included in the Bid, and consequently, the Bid effectively covers 370,675,587 shares, representing 61.63% of TERRA's share capital.

         b) Minimum

         The effectiveness of the Bid is conditional upon TELEFONICA acquiring a number of TERRA shares which, together with the 230,792,328 shares (38.37% of the share capital) of the Target Company that it already directly owns and which have been frozen until the result of the Bid is published, enable at least 75% of the share capital -i.e., 451,100,937 shares- to be reached directly by the Bidder. Consequently, compliance with said condition would entail acquiring a minimum of 220,308,609 shares in the Target Company (36.63% of the share capital).

         Therefore, if as a consequence of this Bid, TELEFONICA were only to reach the minimum number conditioning the same and the indirect stake held through Telefonica de Peru, S.A. and Compania de Telecomunicaciones de Chile, S.A. did not accept the Bid, the direct and indirect stake of TELEFONICA in TERRA after the Bid would be 75.87% of the share capital of TERRA, without including the aforementioned treasury stock in said percentage.

         The Bidder expressly reserves the right to waive the minimum number of shares upon which the Bid is conditional, in accordance with section
         II.6 and section III.2.2 of this Prospectus, without any decision whatsoever having been taken in this regard at the date of the same.

         c) Bidder's Commitments

         The Bidder declares its commitment that, neither it, acting on its own behalf or through an intermediary, nor any company of its group, shall acquire shares, either directly or in a concerted manner, in the Target Company by any means other than the Bid procedure from the time of the presentation of the same until its end.

         If the Bid is unsuccessful, the Bidder, the members of its management body, its senior executive staff and any person acting in concert with the same, may not launch another Take-over Bid until six months have elapsed since the date of publication of the Bid's result, nor may they acquire securities in said period which would require a bid to be launched.

II.4     Guarantees established by the Bidder for settlement of the Bid.

         In order to guarantee the payment of the consideration offered, the Bidder has opened a cash account at Banco Bilbao Vizcaya Argentaria, S.A. for a total of 1,946,046,832 Euros, an amount which has been irrevocably assigned to the settlement of the Bid.

         Annex 6 to this Prospectus includes a copy of the documents verifying said guarantee, which covers the payment obligations that may bind the Bidder as a result of the Bid.

II.5     Financing of the Bid.

         TELEFONICA, S.A. shall use the funds deposited in Banco Bilbao Vizcaya Argentaria S.A. mentioned in section II.4 above, to acquire the shares of TERRA, in respect of which this Bid is directed. Said deposit has been set up using cash surpluses of the Bidder, not having used for these purposes available lines of credit. The net debt of TELEFONICA shall be increased by the same amount by which its cash is reduced.

         The Target Company will not incur any debt as a result of this Bid.

II.6     Conditions which apply to the Bid.

         As explained in section II.3 of this Prospectus, the successful outcome of the Bid is subject to the acquisition of a minimum of 220,308,609 shares (36.63%), which together with the 230,792,328 shares (38.37%) of TERRA which TELEFONICA already owns directly, represent 75% of the share capital of TERRA.

         TELEFONICA hereby declares that the foregoing condition is the only one that applies to this Bid, and that for the purposes of the provisions of Article 15.II(g) of Royal Decree 1197/91, modified by Royal Decree 432/2003, dated 11 April, the successful outcome of the Bid is not subject to any of the conditions foreseen in Article 21 of the aforementioned Royal Decree.

                                   CHAPTER III

                          FORMAL COMPONENTS OF THE BID

III.1    Acceptance period.

         The acceptance period of this Bid shall be one month as from the date of publication of the first Bid announcement, in accordance with
         Article 18 of Royal Decree 1197/1991, dated 26 July (pursuant to which such announcements must be published in the Official Gazette of the Mercantile Registry, in the Gazettes of Securities Listed on the Madrid, Barcelona, Bilbao and Valencia Securities Markets and in two newspapers - one of them distributed nationally and the other widely distributed in the place of the Target Company's registered address). Attached as Annex 7 hereto is a standard form of announcement.

         For these purposes, a month shall be counted from date to date. If the first day of the term is not a business day for the purposes of the Spanish Computer Assisted Trading System ("SIBE"), the acceptance period shall begin on the next business day for SIBE purposes; and if the last day of the term is not a business day, the acceptance period shall be automatically extended until 24:00 hours on the next immediate business day for SIBE purposes.

         Pursuant to the provisions established in Article 19 of Royal Decree 1197/1991, as long as the two-month legal maximum is not exceeded, the Bidder may extend the period of acceptance initially established with the prior authorisation of the CNMV and after announcing the extension in the same media in which the announcement of the Bid was published, at least three days before the end of the initial period.

         Attached as Annex 8 of this Prospectus is a letter regarding the publication of the Bid.

III.2 Formalities relating to the acceptance and manner and period for receipt of the consideration.

         III.2.1  Formalities related to the acceptance of the Bid.

         (i) Declarations of acceptance shall be unconditional and irrevocable, and any which do not meet these requirements shall be deemed invalid and shall not be admitted.

              The addressees of the Bid who wish to declare their acceptance of the same should do so by any official means to the Governing Body of the Securities Markets of Madrid, Barcelona, Bilbao, Valencia, within the period indicated through any attached entity which is a member of the market and said attached entity shall be responsible for the title and possession of the shares to which the acceptances refer, as well as for the non-existence of any liens or encumbrances or third-party rights which restrict the voting or economic rights of such shares or the free transferability thereof.

              Each declaration of acceptance of the Bid made by a TERRA stockholder before the corresponding Attached Entity shall include all the identification details required under current law for this type of transaction. Such declaration of acceptance shall also include all the necessary details on the title of the TERRA shares in order to formalise the transfer thereof to the Bidder.

         (ii) Each TERRA stockholder may require the Attached Entity, through which it is processing its acceptance, to provide a receipt proving that the acceptance was processed, in accordance with applicable procedural rules.

         (iii) Under no circumstances shall the Bidder accept securities of which the registration references were subsequent to the last day of the acceptance period of this Bid, i.e. the shares offered for sale must have been purchased, at the latest, on the last day of the acceptance period of the Bid.

         III.2.2 Settlement procedure and delivery of consideration for the Bid.

         Upon the expiry of the acceptance period established in this Prospectus or of any period resulting from the extension or modification thereof, as the case may be, the Governing Bodies of the Securities Markets of Madrid, Barcelona, Bilbao and Valencia shall notify the CNMV, within a maximum of five business days, of the total number of shares included in the declarations of acceptance presented.

         Once the CNMV knows the total acceptances, it shall notify the Governing Bodies of the Securities Markets of Madrid, Barcelona, Bilbao and Valencia, and TELEFONICA and TERRA, within three days, of the positive or negative result of the Bid. The Governing Bodies shall publish this result no later than the following day in the corresponding Gazettes of Listed Securities. The publication date of the result of the Bid shall be the date of the session to which said Gazettes refer.

         The acquisition of the shares shall be intervened and settled indiscriminately by either BBVA BOLSA SV S.A. or INVERCAIXA VALORES, S.V., S.A., who shall act on behalf of the Bidder in accordance with the appointment set forth in section III.4 of this Prospectus.

         The settlement and payment of the consideration offered shall be made following the procedure established for this purpose by the Management Company for the Registry, Clearing and Settlement of Securities (IBERCLEAR); the trading date of the corresponding securities market transaction shall refer to the date of publication of the result of the Bid in the Gazettes of Securities Listed on the Securities Markets of Madrid, Barcelona, Bilbao and Valencia.

         Should the Bid not be accepted for the minimum established in section
         II.3 of this Prospectus, the Bidder may waive said condition, acquiring all the securities offered, although on the date of this Prospectus, the Bidder has made no decision in this regard.

         In the event that the minimum is not reached, TELEFONICA undertakes, within 3 days of being informed of the result of the Bid by the CNMV, to notify the CNMV of its decision whether or not to waive the minimum limit conditioning the Bid. In any event, the aforementioned notification shall be made public by the Bidder in the manner foreseen in Article 18.1 of Royal Decree 1197/91, on the day after said notification.

III.3    Acceptance and settlement expenses of the Bid.

         The stockholders of TERRA who accept the Bid shall bear and pay the corresponding fees of the seller for the intervention of a member of the market in the transaction, the charges of the corresponding Governing Bodies of the Securities Markets and the IBERCLEAR settlement, as well as any other expense incurred by the seller relating to the sale and purchase.

         Expenses incurred by the purchaser shall be borne by the Bidder.

         In the event that the Bid is unsuccessful, all expenses derived from the acceptance and return of the documents confirming the ownership of the securities which were provided by those who accepted the Bid, shall be borne by TELEFONICA.

III.4    Appointment of the Stockbrokers acting on behalf of the Bidder.

         The Bidder has appointed BBVA BOLSA, S.V., S.A., a company with registered address at Gran Via 12, 48001 Bilbao, with Fiscal Identification Number A-28/718112, and INVERCAIXA VALORES, S.V., S.A., a company with registered address at Avda. Diagonal, 621-629, 08028 Barcelona (Barcelona), with Fiscal Identification Number A-58/483124, as the entities indiscriminately in charge of executing and settling the share purchase transactions that may result from this Bid and which are processed by the Governing Bodies of the Securities Markets of Madrid, Barcelona, Bilbao and Valencia. Attached as Annex 9 hereto are letters of acceptance from said companies.

III.5 Formalities for the acceptance of the Bid in the case of TERRA shares represented by American Depositary Shares ("ADSs").

         With regard to the acceptance of the Bid in the case of TERRA shares represented by ADSs listed on the Nasdaq National Market, TELEFONICA has appointed Citibank NA (hereinafter, "Citibank"), acting through its office at 111 Wall Street, New York, New York 10005, USA, as Agent for the Bid in the United States of America.

         Any holder of ADSs wishing to accept the present Bid with the shares in TERRA represented by its ADSs may contact Citibank NA directly, attaching to its acceptance a certificate confirming ownership, or the banks, brokers or trustees where the ADSs are deposited or, if applicable, by means of the book entry system of The Depository Trust Company ("DTC") if it has its ADSs registered with such company, notifying that it intends to accept the present Bid within the periods established to this end in the Prospectus. The agent bank shall send more detailed instructions on this procedure directly to the holders of ADSs.

         For the purposes of Article 27 of Royal Decree 1197/1991 dated 26 July, governing take-over bids, Citibank NA shall notify a member of the Spanish market, immediately and, in any event, within a maximum of two securities market working days from the end of the period for the acceptance of the present Bid, of the total number of shares represented by ADSs that have accepted the Bid, so that said member of the market may inform the Governing Bodies of the Securities Markets within said term, of the total number of shares included in the declarations of acceptance presented.

         Settlement and payment of the consideration offered will be carried out in accordance with the provisions of section III.2.2 of this Prospectus, whereby, once Citibank NA receives the corresponding funds, it will pay the holders of the ADSs the price of the consideration in US dollars at the Euro/US Dollar rate of exchange applicable on the date Citibank NA receives the funds, less any fees, taxes and expenses corresponding to the transaction, which shall be listed in the aforementioned instructions to be sent to the holders of the ADSs. These fees and expenses shall include the acceptance and settlement expenses listed in section III.3 above and the treatment of which is described in this section.

                                   CHAPTER IV

                                OTHER INFORMATION

IV.1     Objective of the Bid and future activity of the Target Company.

         TELEFONICA's objective in filing this Bid is to increase its holding in TERRA, in order to obtain full control and to further integrate the two companies, in accordance with the terms set out below.

         On 12 February 2003, the two companies executed the Strategic Alliance Framework Agreement (hereinafter, the "Framework Agreement"), a long-term agreement designed for both companies to take advantage of:
         TELEFONICA's capacity as a provider of connectivity and broadband and narrowband access, and TERRA's capacity as an Internet portal, aggregator, and provider and manager of Internet content and services, in fixed telephony, so that both companies may capture the synergies and savings generated by the Internet, a complex and ever-changing business sector.

         However, this business model could offer even greater potential for TERRA and TELEFONICA if all aspects of the same are developed fully. To this end, achieving the highest degree of integration of operations permitted by the market and current regulations appears to be the best strategy for overcoming as far as possible the main factors which condition the evolution of the business model, which are basically as follows:

         . The flexibility and freedom in business needed both to boost growth in demand and to improve positioning in the competitive market.

         . The efficiency of operations that the drastic decrease in the margins of these products and services demands.

         . The increase in investment required for development, due to the technological complexity of the platforms and the capacity requirements for access to and transmission of information.

         . Growing customer demand for products and services that integrate connectivity, Internet access, and value-added services and content.

         In an attempt to fulfil these conditions, the general plan for the subsequent development of the business model would be based on the following factors:

         . The operation of TERRA as a specific line of business in order to maximise the potential of its trademark and Internet capacities (with particular emphasis on the residential and professional segments), while streamlining its structural and management resources;

         . The integration of TERRA with the fixed telephony operators in markets in which operators of the TELEFONICA Group have a presence.

         . Establishing TERRA as an integral part of the TELEFONICA Group's online content offer;

         . Bolstering the integrated offer of connectivity products and services, Internet access and value-added content and services, to customers of the TELEFONICA Group.

         Given TELEFONICA's current holding in TERRA and the nature of the factors which would permit the expansion of the new business model, TELEFONICA considers it necessary to increase control over TERRA by means of an increase of its stake, which shall enable an improved development and growth in the Internet business of the TELEFONICA Group, by bringing the interests of both companies closer together and adequately integrating them into the value chain of the Internet business. To do this, TELEFONICA has decided to direct the Bid at all the shares of TERRA in order to obtain the highest percentage possible of its share capital.

         The development of the business model which TELEFONICA intends to boost pursues a greater integration of TERRA with fixed telephony operators and TELEFONICA Group data and with its corporate units that are involved in the management and purchase of content, in the manner described below.

         Activity. Assets and Liabilities.

         The Bidder has no plans regarding the assets of the Target Company other than to use and, as the case may be, restructure those assets, at any given time, in the manner which it deems most appropriate in order for the Target Company to carry out its activities according to the business model described in section IV.1 above.

         Thus, with regard to the markets on which TELEFONICA is present through fixed telephony operators, and as it increases its stake in TERRA, the plan is to carry the integration further by increasing the level of services provided by TELEFONICA to TERRA and the use of the TERRA trademark when offering a range of portals in certain customer segments and, if applicable, in Internet access. TELEFONICA shall boost its range of services, portals and Internet content through TERRA's trademark and capacities, together with the assets the Bidder has in this sector. In the remaining markets, the possibility shall be examined of offering additional telecommunications services on TERRA's Internet portals, together with a greater centralisation of operations management, combined with other mobile telephony business and TELEFONICA Group data.

         With respect to Lycos, TELEFONICA wishes that it be managed with the highest level of flexibility and independence that is demanded by the world's leading Internet market, i.e. the US market.

         In relation to third party arrangements and agreements which TERRA currently has in order to develop its range of contents and portals, TELEFONICA intends to maintain them and to gradually analyse their progress according to their results, degree of complementarity and adequacy for the construction of its range of portals and Internet services.

         However, if in the future criteria regarding profitability and generation of value for the stockholders of TERRA and, indirectly, of TELEFONICA, render it advisable to expand, transfer, restructure, cease or reduce any of the Target Company's activities or restrict the same to certain geographic areas, the Bidder would proceed to analyse the plan of action most appropriate for the assets relevant to such activities, even if, at the date of this Prospectus, it has no intention to do so.

         At the date of this Prospectus, TELEFONICA has no plans to significantly alter TERRA's level of debt, nor does it intend to modify the figure of its share capital. Likewise, at the date of this Prospectus, no substantial modification of TERRA's employment policy are foreseen, notwithstanding the needs that may derive from the materialisation of the synergies referred to in section IV.2 below.

         TELEFONICA has not signed any agreement, nor has it assumed any undertaking whatsoever, with respect to maintaining companies, lines of business or assets within TERRA's company group.

         Finally, TELEFONICA has no intention to carry out mergers, spin-offs, transformations or transfers that may directly or indirectly affect TERRA, companies belonging to its group, any of its lines of business, or significant assets of TERRA, nor does it intend to transfer shares of the Target Company to third parties after this Bid. Nevertheless, it does not rule out that these alternatives may be considered in the future.

         In any case, it should be taken into account that the evolution of rapidly changing Internet markets may lead to a change in some of the aforementioned plans, which may advise the taking of decisions different from those envisaged herein.

         Changes to the By-laws and management body.

         The Bidder does not intend to modify the By-laws of TERRA following the settlement of this Bid.

         If the Bid is successful, TELEFONICA intends to renew the Board of Directors of TERRA, in order to increase its presence on the same in accordance with the stake held after the Bid. In any case, pursuant to current regulations and the recommendations that are generally accepted in good government practice, TELEFONICA intends to maintain independent directors on the Board of Directors, pursuant to the resulting shareholding structure following the Bid under this Prospectus.

         Trading of the securities of the Target Company.

         The present Bid is not a take-over bid to de-list securities that are traded on the securities market, and therefore, TELEFONICA does not intend to bring about the de-listing of TERRA's shares as a result of this Bid. Notwithstanding the foregoing, if as a result of this Bid, the distribution of the shares of TERRA makes it impossible to ensure adequate securities market frequency and liquidity, TELEFONICA undertakes to adopt, within a term of 6 months following the end of the Bid, any measures that are necessary to keep TERRA's shares on the securities markets or to bring about the de-listing of the shares in accordance with the applicable requirements, including the launching of a de-listing take-over bid, as the case may be, in the aforementioned period.

IV.2     Impact of this operation on the Bidder.

         The acquisition of shares in TERRA will not affect the Bidder's dividend policy. TELEFONICA intends to maintain its current dividend policy based on expected cash flow generated by its operations.

         At the price of the Bid, taking as a reference TERRA Group's financial statements at 31 March 2003, reflecting the share capital decrease registered in June, an additional goodwill in TELEFONICA of approximately 72 million euros would be generated. This goodwill shall be amortised over a term of ten years, at a rate of 7.2 million euros/year, according to TELEFONICA's current accounting policy. Assuming that the Bid is 100% accepted, the estimated impact of the same on the consolidated results of the Bidder in the 2003 financial year, and if the new stake acquired were consolidated for a period of 6 months, would amount to (50.3) million euros, an amount which includes the proportional amortisation of the goodwill, financial results after tax and the allocation of results of the acquired stake.

         On the other hand, in the event of reaching the minimum number of shares to which the Bid is subject, TERRA shall be obligatorily integrated into TELEFONICA's consolidated fiscal group in the next financial year, i.e. 2004. Consequently, as of that time, the tax base, positive or negative, obtained by TERRA in each financial year, shall be included in the consolidated tax base of the Group. In the same way, the credits or other tax benefits accrued by TERRA shall be added to and used by the consolidated tax group of which TELEFONICA is the controlling company. This effect has been taken into account, among others, for setting the 75% minimum limit referred to in section II.3b) of this Prospectus.

         However, the negative tax bases and tax credits generated to date by the Target Company which have yet to be offset, may only be offset in the consolidated tax base of the TELEFONICA Group up to the limit permitted by the positive individual tax base generated by TERRA in each financial year. In the event that, in the future, a corporate operation affecting TERRA takes place (merger, spin-off, etc.) the treatment of said tax bases and credits shall depend on the specific operation which takes place.

         Assuming that the Bid is 100% accepted, the consolidated debt ratio/1/ of the TELEFONICA Group, based on the financial statements at 31 March 2003, would be 47.6%, as opposed to 45.5% before the operation.


/1/ Debt ratio: Net debt / (Own resources + External stockholders + Income to be distributed + Long-term debt with public administrations + Net debt)

     Net Debt: Long-term creditors (not including debt with minority stockholders) + Issues and debts with credit entities - Short-term and Long-term financial investments - Cash.

         As a result of integrating the businesses, making a joint effort in markets where TELEFONICA is present and eliminating redundant functions and competencies in its positioning, TELEFONICA expects to be able to generate synergies with this operation; as regards income, by repositioning the business in order to boost the growth of the broadband market, increasing the Group's Internet market share, increasing client income and margins; as regards expenses and investment resources allocated to the business, by restructuring the business and eliminating redundancies, streamlining its work centres and saving on management and administration costs, integrating the services and product development units, improving the efficiency of content purchase and production and generating savings in marketing and commercial campaigns. As a result of all the foregoing, TELEFONICA has proposed the objective of generating an additional operating margin of
         14.2 million euros in the final quarter of 2003, increasing this objective to 268.9 million euros for the calculation of the 2003-2006 period, including said quarter.

IV.3     Impact of competition law regulations.

         This Bid is not subject to Defence of Competition Law 16/1989, dated 17 July, nor (EEC) European Council Regulation 4064/87, dated 21 December 1989, as this Bid does not imply the existence of a concentration for the purposes of the aforementioned regulations, given the situation prior to the filing of this Bid, in which, for the purposes of competition legislation, TELEFONICA controlled the Target Company. For this reason, the Bidder has not notified the Bid to the Spanish and EU competition authorities. However, TELEFONICA has informed the Spanish competition authorities of this operation.

         With respect to the US competition authorities, TELEFONICA does not need their prior authorisation of the appropriate authorities to launch the Bid; however, the operation was notified pursuant to the US Hart-Scott-Rodino Act, which entails that the term established in said Act must elapse - fifteen (15) days from the date of the notification - before the Bid may be settled. This notification shall in no event suspend the Bid under this Prospectus and was presented to the competent authorities on 18 June 2003, with the document confirming said notification attached as Annex 10 of this Prospectus.

         Finally, the transaction was also notified, on 18 June 2003, to the Mexican competition authorities, with the document confirming said notification attached as Annex 10 of this Prospectus, and said notification shall in no event suspend the present Bid.

         The launch of this Bid does not require any additional authorisation in competition matters in other countries which may suspend the Bid.

IV.4     Administrative Authorisations.

         The acquisition by the Bidder of shares in TERRA as a result of this Bid is not subject to any type of prior administrative authorisation.

IV.5     Companies which have participated in the transaction.

         Morgan Stanley has acted as the financial advisor to the Board of Directors of TELEFONICA in determining the consideration offered.

         BBVA BOLSA S.V., S.A. (hereinafter "BBVA BOLSA") intervenes herein as the company entrusted with the settlement of the Bid. BBVA BOLSA is a subsidiary of BANCO BILBAO ARGENTARIA, S.A. (hereinafter "BBVA"), the bank in which the deposit has been set up to guarantee settlement of the Bid. Furthermore, BBVA holds shares in TELEFONICA and TERRA, and has recommended four and one members, respectively, for the Board of Directors of both companies; and is also a lender of TELEFONICA. Finally, BBVA and TERRA hold joint stakes in the company Uno-e Bank.

         INVERCAIXA VALORES S.V., S.A. (hereinafter "INVERCAIXA") was appointed to intervene in the settlement of the Bid. INVERCAIXA is a subsidiary of CAJA DE AHORROS Y PENSIONES DE BARCELONA, S.A. (hereinafter "La Caixa"), a company which holds shares in TELEFONICA and TERRA, and has recommended two of its Board members. La Caixa is also a lender of TELEFONICA.

IV.6     Availability of the Prospectus.

         Pursuant to the provisions of Article 18.3 of Royal Decree 1197/1991, dated 26 July, this Prospectus and its supporting documentation shall be made available to the public, and shall be deposited at the Governing Bodies of the Securities Markets in Madrid, Barcelona, Bilbao and Valencia; at the registered address of TELEFONICA (Calle Gran Via, no 28, 28013, Madrid); at the registered address of TERRA (Calle Nicaragua, no 54, 08029, Barcelona); at the registered address of BBVA BOLSA S.V., S.A. (Gran Via 12, 48001, Bilbao); and at the registered address of INVERCAIXA VALORES S.V., S.A. (Avda. Diagonal, 621-629, 08028, Barcelona) as from the day after the publication of the first of the announcements concerning this Bid.

         This Prospectus and the accompanying documentation may also be consulted at the public registries of the CNMV in Madrid (Paseo de la Castellana, 15) and at the Barcelona offices of the same (Paseo de Gracia, 19) and on the web page of said body (in the latter case, only the Prospectus shall be available).


         In Madrid, on 18 June 2003



         Mr Santiago Fernandez Valbuena

         Managing Director of Corporate Finance of TELEFONICA, S.A.

          LIST OF DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO

                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.

Annex 1: Certificate from the Madrid Mercantile Registry confirming the existence of the Bidder, and the Certificate from the Secretary of the Board of Directors of TELEFONICA, confirming its current By-laws.

Annex 2: Certificate of the resolution adopted by the Board of Directors of TELEFONICA to launch the Bid and authorising the signature of the Prospectus.

Annex 3: Shares in TERRA, S.A. held by the members of the Board of Directors of the Bidder and transactions carried out by these members during the twelve months prior to the launching of this Bid and up to the date of the present Prospectus.

Annex 4: Individual and consolidated annual accounts of the Bidder corresponding to the financial year ended on 31 December 2002 (prepared by the Board of Directors, audited and approved by the Ordinary General Stockholders' Meeting).

Annex 4 bis:   The individual and consolidated financial statements of
               TELEFONICA on 31 March 2003

Annex 5: Certificate of the freezing of the TERRA shares held by TELEFONICA.

Annex 6: Documents verifying the guarantee securing payment of the consideration under the Bid.

Annex 7:       Standard form for the announcement of the Bid.

Annex 8:       Letter regarding the publication of the Bid.

Annex 9: Letters of acceptance from the Stockbrokers acting as Agents on behalf of the Bidder.

Annex 10:      Copy of the notifications filed before the competition
               authorities in the United States of America and in Mexico.

              DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO
                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.


Annex 1: Certificate from the Madrid Mercantile Registry confirming the existence of the Bidder, and the Certificate from the Secretary of the Board of Directors of TELEFONICA, confirming its current By-laws.

                                     Translation - for information purposes only


MERCANTILE REGISTRY OF MADRID




THE UNDERSIGNED MERCANTILE REGISTRAR OF MADRID


I HEREBY CERTIFY: THAT at the express request of Antonio Lucas Ayala Gonzalez, holding Fiscal Identification number 50418274C, who has applied for a certificate verifying the existence of the company "TELEFONICA, S.A."; I have examined the books under my responsibility at this Registry, which state the following:


ONE: That the entries made on sheet M-6164, pertaining to folio 1 of tome 308, at this Mercantile Registry for the company "TELEFONICA, S.A.", do not state that the same is in DISSOLUTION OR LIQUIDATION, and therefore the company continues to EXIST according to the Registry.


In witness whereof, and as no entry exists in the books regarding any document pending registration that refers to the company whose existence is certified herein, I hereby issue the present and sign the same in MADRID, on the twenty-first of March, two thousand and three.

                                  THE REGISTRAR

                              (signature and stamp)

Recorded in the Certificate Book under entry number 3241/2003

Fees:  ACCORDING TO INVOICE

                                     Translation - for information purposes only


MERCANTILE REGISTRY OF MADRID                                            1896022









                                 NOT TO BE USED

                                FOR CERTIFICATION

                                     Translation - for information purposes only


(Telefonica logo)



                                                                Telefonica, S.A.


I, ANTONIO J. ALONSO UREBA, DIRECTOR AND SECRETARY OF THE BOARD OF DIRECTORS OF "TELEFONICA, S.A."



                                 HEREBY CERTIFY:


That the current version of the Company By-laws of "Telefonica, S.A." is that which appears in the attached document, all pages of which contain the stamp of the Board of Directors.


In witness whereof, I hereby issue this certificate in Madrid, on the twenty-eighth of May, two thousand and three.

                                                                     (signature)

                                                         ARTICLES OF ASSOCIATION


                             Articles of Association




                         Current Articles of Association

                                                                 June 10th, 2003

                                                         ARTICLES OF ASSOCIATION


Summary

                                                               Index by Articles
                                        Full text of the Articles of Association

                                                         ARTICLES OF ASSOCIATION


                                                   Table of Contents by Articles

                                                         ARTICLES OF ASSOCIATION


         Shareholders' Meeting

                                                                                   Articles of Association
Part I
General provisions

         Article 1                                                                               Corporate name
         Article 2                                                                               Corporate term
         Article 3                                                              Registered offices and branches
         Article 4                                                                        Authorized Activities

Part II
Share capital and shares

         Article 5                                                                                Share capital
         Article 6                                                                                 Share system
         Article 7                                                                                Capital calls
         Article 8                                                                Rights conferred upon members
         Article 9                                                     Joint ownership and real property rights
                                                                                                      on shares
         Article 10                                                                  Purchase of Treasury Stock
         Article 11                                                 Members to abide by Articles of Association
                                                                                   and by corporate resolutions
Part III
e Corporate bodies

         Article 12                                                              Definition of corporate bodies

         FIRST SECTION                                                      ON THE GENERAL SHAREHOLDERS MEETING

         Article 13                                                                     l Shareholders' Meeting
         Article 14                                                         Powers of the Shareholders' Meeting
         Article 15                                                           Annual and Extraordinary Meetings
         Article 16                                      Shareholders' Meeting Notice of Shareholders' Meetings
         Article 17                                                                            Attendance right
         Article 18                                                                 Information to Shareholders
         Article 19                                               Chairman to the meeting and list of attendees
         Article 20                                                                    Discussion and balloting
         Article 21                                                                     Adoption of resolutions
         Article 22                                                        Minutes of the meeting and recording
                                                                                                 of resolutions

                                                         ARTICLES OF ASSOCIATION


         SECOND SECTION                                                               MANAGEMENT OF THE COMPANY
         Article 23                                                              Corporate management structure
         Article 24                                                          Composition and appointment to the
                                                                                             Board of Directors

         Article 25                                                                 Personal requirements to be
                                                                                         appointed to the Board
         Article 26                                                                       Appointment to office
         Article 27                                                               Meetings, quorum and adoption
                                                                                    of resolutions by the Board
         Article 28                                                                                Remuneration
         Article 29                                                         Legal representation of the Company
         Article 30                                                            Powers of the Board of Directors
         Article 31                                                                         Executive Committee
         Article 31 bis                                                             Audit and Control Committee
         Article 32                                                                             On the Chairman
         Article 33                                                                       The Company Secretary

Part IV
On the Annual Accounts, profits and dividends

         Article 34                                                          Financial year and presentation of
                                                                                                Annual Accounts

         Article 35                                                                      Distribution of profit

Part V
Winding up and liquidation

         Article 36                                                                           Winding-up events
         Article 37                                                                  Liquidation of the company

                                                         ARTICLES OF ASSOCIATION


FULL TEXT OF THE ARTICLES OF ASSOCIATION








                                                                          Part I


                                                              General Provisions

                                                         ARTICLES OF ASSOCIATION


                                                                       Article 1
                                                                  Corporate name

         The name of the Company is "Telefonica, S.A." and it will be governed by these Articles of Association and, as for those matters which are not regulated hereunder, in accordance with the Spanish Companies Act (Ley de Sociedades Anonimas) and any other applicable legal provisions.

                                                                       Article 2
                                                                  Corporate term

         The Company has been incorporated for an indefinite period of time; its operations started as of the date of its Memorandum of Incorporation and it will only be wound up on such grounds and under such conditions as are provided for under Article 36 of these Articles of Association.

                                                                       Article 3
                                                 Registered offices and branches

1. The registered offices are located int Gran Via 28 (Madrid), and the Board of Directors shall be entitled, to the extent allowed under the legal provisions in force, to change said address within the limits of the municipality of Madrid.
2. The Board of Directors shall also be entitled to resolve upon the opening, closing and transfer of branches, agencies, delegations, premises and representation offices, to such extent and in such places as it deems convenient, whether in Spain or abroad.

                                                                       Article 4
                                                           Authorised Activities

1.    The authorised activities of the Company are the following:
      a) Delivery and exploitation of any and all kinds of public and private telecommunication services and, to such end, to design, install, preserve, repair, improve, acquire, dispose of, connect, administrate, manage and perform whatever other activities other than those mentioned hereinbefore, with respect to all manner of current or future networks, lines, satellites, equipment, technical systems and infrastructures, , including the property wherein any of the above is located.
      b) Provide and exploit all manner of ancillary or supplementary services, as well as any other services related to communication activities.
      c) Research and development, promotion and application of any and all component principles, items of equipment and systems which are directly or indirectly used in telecommunications.
      d) Manufacturing, production and, generally, any and all forms of industrial activities related to telecommunications.
      e) Acquisition, disposal and, generally, any and all forms of commercial activities related to telecommunications.

2. All the foregoing activities which comprise the corporate purpose of the Company may be carried out both in Spain and abroad, and either in whole or in part directly by the

                                                         ARTICLES OF ASSOCIATION


Company itself, or by means of the holding of shares or other interests in other companies or corporate bodies which may have similar or like corporate objects.

                                                         ARTICLES OF ASSOCIATION


                                                                         Part II

                                                        Share capital and shares

                                                         ARTICLES OF ASSOCIATION


                                                                       Article 5
                                                      Share capitalShare Capital

1. The Share Capital of Telefonica amounts to 4,955,891,361 Euro represented by 4,955,891,361 ordinary shares of the same series with a face value of f
     1.00 Euro each, fully paid up.
2. The General Shareholders' Meeting, in accordance with such requirements and within such limits as provided in the Company's Articles, may authorise the Board of Directors to increase the share capital."

                                                                       Article 6
                                                                    Share system

1. The shares are represented by account entries, and are subject to the securities' market legislation and other current legal provisions. 2. Any change in the nature of the shares represented by means of account entries shall be published - once the resolution thereon has been placed on record pursuant to the provisions of the Spanish Companies Act and the Securities and Exchange Market Act -,in the Official Gazette of the Commercial Register and in one of the most widely distributed newspapers in Madrid.

3. The Company shall acknowledge as a shareholder any person who appears as such in the corresponding records.

                                                                       Article 7
                                                                   Capital calls

1. Capital calls will have to be paid up with the term provided by the Board of Directors in compliance with the legal provisions thereon.

2. Capital calls in arrears shall produce for the delinquent partner such effects as are provided for under law. In the event of conveyance of shares which are not fully-paid up the purchaser will be jointly and severally liable with all previous conveyors for such amounts

                                                                       Article 8
                                                   Rights conferred upon members

                                                         ARTICLES OF ASSOCIATION


1. All shares grant its legitimate holder the right to be a Member of the Company vested with the rights established by law and in these Articles of Association.

2. Under such conditions as are provided for under law and except as otherwise provided thereunder, Members shall enjoy, at least, the following rights:

      a) The right to take part in the distribution of profit and in the net worth of the Company following liquidation of same. .

      b) Pre-emptive subscription right in the event of issue of new shares or convertible debentures.

      c) The right to attend and vote at General Shareholders' Meetings - under such terms and conditions as are provided for under these Articles of Association - and, when required, to challenge corporate resolutions.

      d) The right to obtain such information as may be required in order to ascertain the situation and condition of the Company.

3. Notwithstanding the above provisions, the Company shall be entitled to issue non-voting shares, under such terms and conditions and within such limits and other requirements as may be provided for under law.

                                                                       Article 9
                              Joint ownership and real property rights on shares

1. Shares shall be indivisible. Joint owners of a share shall therefore appoint one individual who is vested with the power to exercise their membership rights, and shall be jointly liable to the Company for any and all liabilities stemming from their shareholding. This rule shall also apply to all other forms of joint ownership of rights on shares.

2. In the event of a beneficial interest on shares, the legal owner will exercise all rights attached to being a Member of the Company,, but the usufructuary shall be entitled, in any case, to collect any dividends that the Company may pay during the term of the beneficial interest.

3. In the event of a pledge on shares, the owner thereof shall retain all Member rights, and the pledgor shall be obliged to facilitate the exercise of said rights.

                                                                      Article 10
Purchase of Treasury Stock

      The Company may only acquire its own shares in such a way, using such funds and to such effects as are contemplated under the applicable laws in force.

                                                                      Article 11
                                     Members to abide by Articles of Association

                                                         ARTICLES OF ASSOCIATION


                                                       and corporate resolutions

      Title to any number of shares implies an unrestricted acceptance of, and agreement to, the Articles of Association and the Regulations governing the Company, as well as to the resolutions duly adopted by the General Shareholders' Meeting, the Board of Directors or the Executive Committee, with respect to such matters as fall within the scope of their respective powers.

                                                         ARTICLES OF ASSOCIATION


                                                                        Part III
                                                                Corporate Bodies

                                                         ARTICLES OF ASSOCIATION


                                                                      Article 12
                                              Definition of the corporate bodies

      The responsibility for the administration and management of the Company shall lie, under such terms and conditions as are stated hereinafter, with the following bodies:

      a)   The General Shareholders' Meeting

      b)   The Board of Directors

      c)   The Executive Committee, and

      d) The Chairman and Chief Executive Officers who may be appointed by the Board of Directors amongst its members.

                                                                   FIRST SECTION
                                             ON THE GENERAL SHAREHOLDERS MEETING

                                                                      Article 13
                                                   General Shareholders' Meeting
1. The General Shareholders' Meeting is the main corporate body representing the interests of all Members.

2. Members, at a General Shareholders' Meeting duly convened and held, shall resolve, by a majority of votes, on all matters within the Shareholders' Meeting.

3.    All members, including the dissenting ones and those who have not taken part in the Meeting, shall be bound by the resolutions adopted by the General Shareholders' Meeting, provided further that a member may challenge the resolutions passed thereat, in such cases and in such terms and conditions as are provided by law.

                                                                      Section 14
                                              Powers of the shareholders meeting

      The Shareholders' Meeting shall decide upon such matters as are vested on it under the legal provisions in force or under these Articles of Association; specifically, it shall resolve on the following matters:

      1.   Appointment and dismissal of the Directors.
      2.   Appointment of Auditors.
      3. Ratification of corporate management and, approval, where applicable, of the Annual Accounts for the previous year, and resolution on the distribution of profit.
      4.   share capitalShare capital increases or reductions.
      5.   Issue of Debentures.
      6.   Amendment of the Articles of Association.
      7.   Winding up, merger, demerger or transformation of the Company.
      8. Any other matters that the Board of Directors may decide to submit to the Shareholders' Meeting.

                                                         ARTICLES OF ASSOCIATION


                                                                      Article 15
                                               Annual and Extraordinary Meetings

1. The Annual Shareholders' Meeting, previously convened to such effect, shall be statutorily held within the first six months of each year, in order to endorse corporate management, approve, where appropriate, the Annual Accounts for the previous year and resolve on the distribution of profit. Resolutions may also be adopted at this Meeting on any such other matters pertaining to the competence of the General Shareholders' Meeting as set out in Article 14 above, provided that the item in question appears in the Agenda and provided, further, that . the quorum provided by law for the Meeting has been achieved.

2. Any Meetings other than those contemplated in the previous section shall be deemed extraordinary and may be held at any time of the year when so resolved by the Board of Directors think fit.

3. Also, an Extraordinary General Shareholders' Meeting shall be held at the written request of a number of shareholders which hold, at least, five per cent of the share capital, provided they indicate in their request the matters which are to be dealt with. In this case, the Board of Directors shall convene a Meeting to be held not later than thirty days after the date of the notarial summons requesting them to hold the Meeting. The Board of Directors shall prepare the Agenda, which is to include, at least, the matters indicated in the summons.

4. General Meetings, either Annual or Extraordinary, when duly convened, shall be deemed validly held in compliance with the statutory provisions applicable from time to time, taking into consideration the matters included in the Agenda.

                                                                      Article 16
                                             Convening the Shareholders' Meeting
1. The General Shareholders' Meeting shall be convened by means of an announcement in the Official Gazette of the Commercial Register, as well as in a widely distributed newspaper in Madrid, at least fifteen days prior to the date recorded in the Notice of the Meeting.

2. The aforementioned announcement shall contain all such particulars as are required by law in each case and, all notices will include the the day, place and time of the Meeting in first call, as well as all matters to be discussed thereat. The announcement may also include, where appropriate, the date on which the Meeting is to be held in second call.

3. No matter which has not been included in the Agenda may be discussed at the General Meetings.

                                                                      Article 17
                                                                Attendance right
1.    Every shareholder shall be entitled to attend the General
Shareholders' Meeting provided however that he holds a number of shares which represent at least a nominal value of 300 euro, and provided further that said shares have been entered in the member's name in the corresponding Account Entries Ledger no less than five days before the date on which the General Meeting is to be held, and provided, also, that each shareholder establishes such circumstance by means of the corresponding attendance card, or else, by producing a

                                                         ARTICLES OF ASSOCIATION


certificate issued by any Institution attached to the Securities Compensation and Settlement Service, or by any other procedure contemplated under the legal provisions in force.

      Notwithstanding the above, any member who hold a lower number of shares shall be allowed at any time to be represented at the Meeting by a proxy given to another member entitled to attend the Meeting, and they may also group their shares with those held by other Members until the minimum number of shares required is attained, provided further that they shall have to appointed one amongst them to act as their proxy. . Shares grouped will only be valid for each Meeting and must be recorded in any written form.

2. Any member entitled to attend shall be allowed to delegate his or her representation at the General Meeting upon another person, who need not be a shareholder. This proxy shall be conferred on such terms and conditions as may be required under law.

      Both the Chairman and the Secretary to the General Shareholders' Meeting shall enjoy full powers, in the maximum extent permitted under law, to decide upon the validity of the proxy forms, and they shall only reject as invalid those documents which lack the minimum requirements, always provided that this situation cannot be remedied.

3. Directors must attend General Meetings unless an extenuating circumstance concurs. The Board of Directors may also authorise managers, technicians and and other persons involved in the running of the Company to be present thereat

                                                                      Article 18
                                                     Information to Shareholders
1. Shareholders may request - either in writing, prior to the date of the Meeting, or verbally, during the Meeting - such reports or clarifications as they deem fit on the points included in the Agenda. The Board of Directors shall be under the obligation to supply such items, except for those cases in which, in the Chairman's opinion, the disclosure of such information would harm corporate interests. This provision shall not apply when the request is supported by a number of shareholders representing, at least, one fourth of the share capital.

2. Shareholders' MeetingNotice of the Meeting will include the right of any Member to obtain immediately from the Company and free of charge, at the registered offices of the latter, a copy of such documents which are to submitted to the General Meeting's approval, as well as the Auditors' Report.

3. Whenever any amendments to the Articles of Association are to be discussed at the General Meeting, indication of this will be included in the Notice of the Meeting, in addition to such particulars as are required under law, and also the right of every shareholder to inspect at the registered office the full text of the amendment proposed, the report thereon and request the delivery or the remittance, free of charge, of said documents.

4. In the event of a share capital increase or reduction, the issuance of convertible debentures, a corporate merger or demerger, such information as is required under law will be supplied.

                                                         ARTICLES OF ASSOCIATION


                                                                      Article 19
                                   Chairman of the meeting and List of Attendees

1. The Chairman of the Board of Directors and, in his absence, a Vice Chairman of the Board, in accordance with their seniority, shall preside over the General Shareholders' Meeting and, in the event of vacancy, absence or illness, the senior Director shall preside over the Meeting and, in case of equal seniority, the most senior Director shall be the Chairman. The Secretary of the Board of Directors shall act as the Secretary of the General Shareholders' Meeting and, in his absence, an Assistant Secretary of the Board shall perform those duties, in accordance with their seniority, and, in the event that there is no Assistant Secretary available, the most junior Director shall be the Secretary of the Shareholders' Meeting; if there are two junior Directors, the younger one shall perform the task.

2. The members of the Board of Directors shall preside over the Shareholders' Meeting.

3. Two shareholders may be appointed as scrutineers to the Meeting. The shareholders present at the Meeting shall designate the scrutineers among the five shareholders attending or represented at the Meeting who are entitled to cast the greatest number of votes, and both the Chairman and the Secretary of the Meeting shall be excluded from designation.

Once the Chairmanship of the Meeting has been set up, and prior to discussing the Agenda, the List of Attendeees will be drawn up, , indicating therein the capacity and representation vested upon each person, as well as the number of shares held by him or her either in his own name or by proxy. At the end of the List of Attendees, an indication shall be made of the number of shareholders attending the Meeting in person or by proxy, and the number of shares they hold. In accordance with the provisions of the Commercial Register Regulations, the List of Attendees may be arecorded in a hard copy of in a computer system.

5. Once the roll of appearance has been drafted, the Chairman shall state whether the requirements for the valid holding of the meeting have been fulfilled or not. Any doubts or claims arising with respect thereto shall be solved by the Secretary and the scrutineers. Next, where appropriate, the Chairman will open the session.

                                                                      Article 20
                                                        Discussion and balloting

1. While presidingthe Meeting, the Chairman shall make sure that all discussions follow thehe Agenda and shall clarify any doubts that may arise with respect to the contents thereof; moreover, the Chairman shall give the floor as he deems fit to those shareholders who ask therefor, and he shall also be entitled to put an end to the discussion on any point when he thinks it has been debated at length or that one speaker is hindering the development of the discussion, or else, if the point is not included in the Agenda. The Chairman shall decide upon the moment when the balloting on the proposals is to take place, and shall also announce the results of the balloting.

                                                         ARTICLES OF ASSOCIATION


2. When needed, the balloting shall take place by show of hands, and resolutions may also be adopted by general agreement of the shareholders, without prejudice to the legal provisions in force with respect to the need to state in the Minutes the position of the dissenting shareholders, if any.

                                                                      Article 21
                                                         Adoption of resolutions

1. The General Meeting shall adopt resolutions by such majority of votes cast by the shareholders - attending the Meeting in person or by proxy - in compliance with the legal provisions thereon.

2. Each share present or represented at the Meeting shall be entitled to cast one vote - except for those shares with no voting rights attached to them - in accordance with the legal provisions in force.

      Notwithstanding the provisions of the above paragraph, no shareholder shall be allowed to cast a number of votes representing more than ten per cent of the overall share capital entitled to voting rights which is outstanding at any time, regardless of the number of shares he actually holds.

      In ascertaining the maximum number of shares which each shareholder may cast, only those shares owned by each shareholder shall be taken into account, and the stock belonging to other shareholders who have named him as their proxy shall not be taken into account, without prejudice to the aforementioned ten per cent limit, which shall equally apply to every shareholder attending by proxy.

      The limit set in the above paragraphs shall equally apply, both to the maximum number of votes that may be cast - either jointly or individually - by two or more corporate shareholders belonging to the same group of companies, and to the maximum number of votes which may be cast by an individual or a corporate body holding shares in theCompany, or by the organisation or the organisations which are directly or indirectly controlled by that individual or corporate body.

      To the purposes of the previous paragraph, a Group of Companies and a controlling interest will have the meaning provided by Section 4 of the current Spanish Securities and Exchange Market Act (Ley del Mercado de Valores) Securi. enacted on July 28, 1998.

      Without prejudice to such restrictions to the voting rights described above, all e shares represented at the Meeting shall be taken into account in the determination of the required quorum to validly hold the Meeting; however, in the casting of votes, those shares shall be subject to the 10 per cent limit on the number of votes which may be cast, in accordance with the provisions of this section.

                                                                      Article 22
                             Minutes of the Meeting and Recording of Resolutions

                                                         ARTICLES OF ASSOCIATION


1. The discussions and resolutions of the General Meeting shall be recorded in the Minutes, in which indication shall be made of, at least, all information required by the Commercial Register Regulations and the Law. Followingt approval of the Minutes as provided for by law, a transcription thereof shall be entered in the Minutes' Book, which shall be signed by the Secretary with the undersignature of the Chairman, or else, by the persons who have deputised for the above officers at the Meeting.

2. When approved in accordance with the legal provisions in force, the Minutes shall be binding as from the date of said approval.

3. Any verbatim or partial certifications as may be required in order to give evidence of the resolutions passed at the General Shareholders' Meeting shall be issued and signed by the Secretary, with the undersignature of the Chairman, or failing them, by the persons who have deputised for the above officers s at the Meeting.

4. The Directors may request from a Notary Public to place on record the Minutes of the Meeting, and they are obliged to do so, at least five days prior to the date of the Meeting, when such notarial certification is requested by a number of shareholders representing no less than one per cent of the share capital. The notarial fees shall be paid r by the Company. This notarial MInutes shall be considered to be the Minutes of the Meeting.

5. Every shareholder shall be entitled to request and obtain at any time a certification of the resolutions adopted at the General Meetings and of the Minutes thereof.

                                                                     SECOND PART
                                                            CORPORATE MANAGEMENT

                                                                      Article 23
                                                       Management of the Company

1. The management of the Company shall be vested upon the Board of Administrators and the Chairman thereof, the Executive Committee and, if needed, upon one or more Managing Directors.

2. Each of the aforementioned bodies shall have such powers as are bestowed upon it in these Articles of Association, in addition to such powers as are provided for under law.

                                                                      Article 24
                           Composition and Appointment to the Board of Directors

1. The Board of Directors shall consist of no less than five and no more than twenty members, who are to be elected by the General Shareholders' Meeting.

2. The Directors shall be elected for a maximum term of five years. They may be reelected for one or more further terms of equal maximum duration.

                                                         ARTICLES OF ASSOCIATION


3. The Board of Directors shall be entitled to provisionally fill any vacancies that may occur therein; to such end, the Board may appoint in legal form those persons who are to fill such vacancies until the next General Shareholders' Meeting.

4. In case the legal provisions in force make it imperative that one or more persons who have not been elected by the shareholders become members to the Board of Directors, the number thereof shall not be included in the minimum and maximum numbers as provided for in paragraph (1) above.

                                                                      Article 25
                              Personal requirements to be appointed to the Board

1. To be appointed a Director of the Board , the candidate must have held at least three years prior to their appointment, a number of shares in the Company representing a nominal value of no less than 3,000 euros, which shares may not be assigned as long as they remain.Directors of the Board.

      The aforementioned requirements shall not apply with respect to those persons that, at the time of their appointment to the Board, are either bound to the Company by a professional or employmnet relationship, or are expressly exempted from those requirements by the vote of no less than 85 per cent of the Directors.

2. Only persons of legal age may be elected to the Board of Directors who are not under any disqualifying circumstance provided by the current legislation in force, namely, under National Act No 25/83, as of December 26th. 1983/1/, an under Act No 7/84, as of March 14th. 1984, approved by the Assembly of the Autonomous Community of Madrid/2/.

                                                                      Article 26
                                                           Appointment to office
1. The Board of Directors shall elect amongst its members a Chairman and one or more Vice Chairmen, upon which the Chairman may delegate his functions and who shall deputise for the Chairman in case of absence or illness thereof. Moreover, the Vice Chairmen shall have such powers and perform such functions as the Board or its Chairman may bestow upon them.

2. The Board of Directors may delegate such functions as it deems fit on one or more Directors, in accordance with the legal provisions in force.

3. The Board of Directors shall also provide for the staffing of such corporate management posts as it deems necessary for the proper operation of the Company; moreover, the Board shall appoint a corporate Secretary and such Assistant Secretaries as it deems fit.

___________________
/1/ Later amended by Act No 9/1991, as of 22/3/1991; Act No 13/1995, as of 18/5/1995; and Act No 12/1995, as of 11/5/1995.

/2/  Later amended by Act No 14/1995, as of April 21st. 1995.

                                                         ARTICLES OF ASSOCIATION


4. Only those Directors who have been members of the Board for, at least, the last three years previous to their appointment, may be elected as Chairman, Vice Chairman, Chief Executive Officers or member of the Executive Committee. However, said seniority in the Board shall not be required if the election takes place with the votes of no less than 85 per cent of the members of the Board of Directors.

                                                                      Article 27
                   Meetings, setting up and adoption of resolutions at the Board

1. The Board of Directors shall regularly meet at the registered office at least once a month, following notice duly served thereon.

2. The Board of Directors shall hold extraordinary meetings whenever its Chairman - or the incumbent Chairman - resolves to hold a Meeting. It shall also meet whenever no less than three Directors request a meeting.

3. Every Director shall be entitled to delegate his representation by proxy on any other member of the Board, who shall then be empowered to attend, participate and vote at the meeting indicated in the proxy.

4. In case a Director living in Madrid is unwarrantedly absent from four consecutive meetings of the Board of Directors, this body may dismiss him and appoint a temporary Director to fill his post, until this provisional appointment is ratified at the next General Shareholders' Meeting.

5. The validity of the resolutions adopted by the Board shall be made conditional upon attendance, either personally or by proxy, of more than one half of the number of acting Directors; in case there is an odd number of Directors, the number of Directors present at the meeting must be higher than the number of absent ones in order to adopt valid resolutions.

6. In any and all cases, resolutions shall be adopted by a majority of votes of Directors attending the meeting, either personally or by proxy, except for those cases in which a greater majority is necessary under the legal provisions in force.

7. A written ballot with no meeting shall be acceptable provided no Directors contest this procedure.

8. The debates and the resolutions adopted by the Board of Directors shall be recorded in the Minutes, which shall be signed by the Secretary with the undersignature of the Chairman - or by the persons who have deputised for the above officers at the meeting. The Minutes shall be recorded or transcribed into a Book of Minutes, which need not be the same book as the one provided for with respect to the General Shareholders' Meetings. In case a written ballot is agreed with no previous meeting, both the adopted resolutions and the votes cast in writing shall be indicated in the Minutes' Book.

                                                                  Article 28 /3/

___________________
/3/ New draft to section as approved at the General Shareholders' Meeting of Telefonica, S.A., held in Madrid, on the 11th. Day of April of the year 2003

                                                         ARTICLES OF ASSOCIATION


                                                                    Remuneration
1. Directors' remuneration shall comprise a fixed set monthly remuneration and allowances for attending meetings of the Board of Directors and its Management or Consultative committees. The total remuneration paid by the Company to all its Directors for the functions described above shall be that agreed by the General Shareholders' Meeting, which remuneration shall remain in force until the latter resolves that it be changed. The Board of Directors shall determine the exact amount to be paid within that limit and how it is to be divided between the various Directors.

2. Additionally and apart from such remuneration as is provided for under the above paragraph 1, other remuneration systems may be created that may, either be indexed to the listing value of the shares, or consist of the delivery of stock or of stock options to the Directors. The application of said remuneration systems must be authorized by the General Shareholders' Meeting, which shall determine the stock value which is to be taken as the term of reference thereof, the number of shares to be delivered to each Director, the exercise price of the stock options, the term of such remuneration system and such other terms and conditions as may be considered as fit.

3. Such remuneration systems as are provided for under the above paragraphs and which shall stem from the appurtenance to the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration of whatever executive or advisory services which they may deliver to the Company, other than such supervisory and joint decision - making functions o vested in them as Directors, which functions shall be subject to the applicable legal provisions in force.

4. To ensure the transparency of theeremuneration of Directors in such capacityt, the Directors' Report shall specify the specific remuneration paid to each Director for the office or position held at the Board and its committees (Chairman, Vice-Chairman, Member). The remuneration of Chief Executive Officers for duties other than those referred to in paragraph 1 of this article shall be given in aggregate, but with a breakdown of the various items. r.

                                                                      Article 29
                                                        Corporate representation
1. Representation of the Company at the Courts and out of the Courts, shall lie with the Board of Directors, the Chairman thereof, the Executive Committee and, if any, the Chief Executive Officers.

2. Both the Board of Directors and the Executive Committee shall perform their representation functions acting collectively, as a single body. Every resolution adopted by the Board of Directors or by the Executive Committee shall be executed by its Chairman or by the Vice Chairman, or by the Director appointed to such effect in the resolution, or the Secretary, any one of them individually.

                                                         ARTICLES OF ASSOCIATION


3. The Chairman of the Board of Directors and the Chief Executive Officers shall be entrusted with the representation of the Company individually.

                                                                      Article 30
                                                Powers of the Board of Directors

1. The Board of Directors shall be vested with full powers and authority to rule, manage, govern, operate and represent the Company.

2. The Board of Directors shall be entitled to adopt resolutions on any and all matters which are not vested by law or pursuant tof these Articles of Association in the General Shareholders' Meeting.

3. Consequently, and without limitation, the Board of Directors shall have the following powers:

      1) Management of the Company, organization of departments and issue of internal regulations - including technical ones - that it deems appropriate.
      2) Prepare tariff proposals for regulated services, as well as any proposals to revise or modify said tariffs; and establish the prices of non-regulated services and activities at its discretion.
      3) Determine the overall organisation structure of the Company and, to such end, set up such operating units as it deems fit, as well as restructure or close down such units.
      4) Approve the size of the labour force, engage, employ or appoint, and dismiss or sever the employment of workers, regardless of their rank; determine their salary and any ordinary or extraordinary remunerations or fringe benefits; establish their lines of accountability and reporting; and enter into collective wage agreements.
      5) Determine the ordinary and extraordinary remuneration of the officers of the Company
      6) Grant aids, allowances and gifts.
      7) Organise, manage and supervise the operations of the Company.
      8) Deal, transact, settle and enter into contracts, agreements, engagements and undertakings of whatever kinds, namely, those that may be related to the setting up, acquisition, disposal, operation, administration or sale of telecommunication facilities, including the power to submit such matters as it seems fit to the judgement of arbitrators at law or in equity; and acquire, dispose of, mortgage, encumber, lease and sublease any and all kinds of property, rights and licences; establish and withdraw guaranties; incorporate new companies and other kinds of corporate bodies, as well as acquire shares in existing ones; and generally, do such things and acts as may appear to inure for the benefit of the corporate object of the Company.
      9) Appoint such representatives, counsellors, advisors, attorneys, consultants, agents and dealers as the Company may wish to employ; and ascertain both their powers and their remuneration.
      10) Request and obtain whatever patents, trademarks and other types of industrial property, as well as all manner of copyrights, and acquire such rights as may have previously been granted to other individuals or corporate bodies.

                                                         ARTICLES OF ASSOCIATION


      11) Decide upon and carry out such credit transactions as may appear to contribute to foster the corporate object, as well as any and all acts and things as may be required for the issuance, conversion, repayment, redemption, conversion, sale or purchase, for the account of the Company, of bonds, debentures, promissory notes and any other kinds of securities or financial instruments; and to decide upon interest rates, underwriting terms and conditions, redemption term, collaterals and all other terms and conditions of the transactions; also, to decide upon the placement and increase of the available funds.
      12) Perform all such acts and things as may be required to ensure that securities and other commercial instruments issued by the Company may be listed at both domestic and foreign stock exchanges, as well as at any other stock markets whenever it is deemed convenient.
      13) Do any such acts and things as may be needed in order to perform the issuance of shares, once the required approvals have been obtained, and resolve on their payment terms.
      14) Approve any and all withdrawals, transfers and disposals of any funds, income and securities belonging to the Company.
      15) Borrow money and open or close current and credit accounts, with or without guarantees and under whatever terms and conditions.
      16) Agree upon, create, acknowledge, qualify, accept, waive, postpone, assign, subrogate and cancel mortgages, guarantees, pledges, leaseholds, antichresis, easements and any and all other real property rights.
      17) Draw, accept, endorse, guarantee, discount, negotiate and protest bills of exchange, promissory notes, letters of credit, cheques and any other payment instruments and commercial paper, as well as carry out any and all sorts of banking transactions.
      18) Approve such balance sheets, settlements, financial statements and reports as are to be submitted to the General Shareholders' Meeting or to any authority or agency.
      19) Recommend to the General Shareholders' Meeting the amount of the final dividends which are to be distributed, as well as decide upon the payment of interim dividends.
      20) Convene both ordinary and extraordinary General Shareholders' Meetings and carry out the resolutions adopted thereat; and, to such end, enter, execute and sign such documents and instruments as may be required, as well as do whatever acts and things appear to contribute to said purpose.
      21) Delegate and substitute its powers upon one or more Directors or officials of the Company, as well as upon third parties, subject to the requirements contained in the legal provisions in force.
      22) Clarify any uncertainties that may arise with respect to the construction of the Articles of Association and the powers vested in the Board of Directors; and submit reports to the General Shareholders' Meeting, so that the latter may resolve as necessary. The resolutions of the Board in this respect, once all legal formalities have been complied with, are deemed fully incorporated to these Articles of Association, except as otherwise provided for by the General Shareholders' Meeting.
      23) Discharge such responsibilities as the General Shareholders' Meeting may lawfully vest in the Board.

                                                         ARTICLES OF ASSOCIATION


                                                                      Article 31
                                                         The Executive Committee
1. Without prejudice to the legal provisions in force, the Board of Directors may delegate its powers and authorities upon an Executive Committee, which shall be made up by a minimum of three and a maximum of ten Directors and is to be created and dissolved by resolutions of the Board of Directors.

2. Upon its creation, the aforementioned Committee shall enact its own rules and procedures and shall meet on such dates and under such terms and conditions as the Committee itself shall deem fit. The Chairman, Vice Chairmen and Secretary, as well as the Assistant Secretaries, if any, to the Board of Directors, shall perform identical functions in the Executive Committee.

3. Any vacancies that may take place in the aforementioned Committee shall be filled, on a permanent basis, by the Board of Directors, and on a temporary basis, by the Executive Committee itself, until the former body holds a statutorily valid meeting.

4. The provisions pertaining to the Board of Directors under Article 27, Paragraphs third to last inclusive shall apply, mutatis mutandi, to the Executive Committee.

                                                                  Article 31 bis
                                                     Audit and Control Committee

1. An Audit and Control Committee shall be set up within the Board of Directors, comprising at least three and a maximum of five Directors appointed by the Board of Directors. All members of that Committee must be non-executive Directors.

2. The Chairman of the Audit and Control Committee shall be appointed by the Committee itself from amongst its members, must be replaced every four years, and may be re-elected on expiry of one year from ceasing to hold office.

3. The Audit and Control Committee shall have at least the following powers and duties:

(i) through its Chairman, to report to the Annual General Shareholders' Meeting on any matters within the competence of the Committee raised by shareholders at the Meeting.

(ii) to propose to the Board of Directors for submission to the General Shareholders' Meeting appointment of the Auditor referred to in Section 204 of the Ley de Sociedades Anonimas and, where applicable, the terms on which the Auditor is hired, extent of the Auditor's scope and revocation or renewal of the Auditor's appointment.

(iii) to supervise internal auditing facilities;

(iv) to be acquainted with the financial reporting and internal monitoring systems procedures; and

                                                         ARTICLES OF ASSOCIATION


(v) to liaise with the Auditor to receive information on any matters which could jeopardise the Auditor's independence, and any other matters in connection with the process of carrying out the auditing of accounts, and to receive information and exchange with the Auditor the notifications referred to in legislation on the auditing of accounts and in technical auditing rules.

4. The Committee shall meet at least once everya quarter and whenever appropriate, subject to notice of the meeting given by the Chairman, at its own initiative or following a request by two of its members or of the Management Committee.

5. A meeting of thee Audit and Control Committee is deemed validly held when at least one half of its members, present or represented, are in attendance, and shall pass its resolutions by a majority of those present. In the case of a draw,, the Chairman shall have a casting vote.

6. The Board of Directors may develop further and complete foregoing rules in its Regulations, in accordance with these Articles of Incorporation and the applicable legal provisions.

                                                                      Article 32
                                                                    The Chairman

1. The Chairman of the Board of Directors shall preside over the Company and over all the management and administration bodies thereof; and is also, responsible for the execution of all resolutions passed by the Board itself or by the Executive Committee, the representation of which shall be vested in the Chairman of the Board with full powers and authority. Moreover, in case of emergency, the Chairman shall be entitled to perform such acts and things as may appear to him or her to inure for the benefit of the Company.

2. The Chairman of the Board of Directors shall perform, specifically, the following functions:

      1.- Represent the Company in its relationship, both with the Spanish Government and with all Spanish, foreign and international agencies and entities, as well as with all sorts of individuals and corporate bodies, as may be required for the achievement of the corporate purpose and of such other goals as may appear to be directly or indirectly related to such object. To such end, the Chairman shall be the authorised signatory for the Company and approve such reports, letters and writings as he or she shall deem useful to such ends.

      2.- Subject to the authority or approval by the Board of Directors or, as the case may be, by the Executive Committee, represent the Company in the execution of any and all deeds and agreements.

      3.- Also, represent the Company either as a plaintiff or as a defendant, complainant or co-litigant, or in any other quality or condition, in all kinds of courts, tribunals and arbitration bodies or agencies; and, to such end, he or she shall be entitled to grant such powers of attorney as may be necessary to whatever lawyers, solicitors and agents as may be necessary to represent the Company.

                                                         ARTICLES OF ASSOCIATION


      4.- Convene and preside over ordinary and extraordinary General Shareholders' Meetings, as well as over the meetings held by the Board of Directors and the Executive Committee, whereat he or she shall lead the discussions, see to the orderly development of the sessions and guarantee that the resolutions passed are duly recorded.

      5.- Execute, formalise and, when needed, notarise any and all resolutions passed, within their respective authorities as described in these Articles of Association, by the General Shareholders' Meeting, the Board of Directors and the Executive Committee.

      6.- Take, in the event of extraordinary circumstances which do not allow for a Shareholders' Meeting or, as the case may be, a meeting of the Board of Directors or the Executive Committee to be held, such steps as may be required to protect the corporate interests and, to such effects, immediately convene said corporate bodies in order to report to them as provided for under the above paragraph.

      7.- Recommend to the Board of Directors or, as the case may be, to the Executive Committee, the adoption of such service provision arrangements as may appear to be appropriate in order to improve the quality and adequacy of the corporate services; also, recommend the adoption of such general or specific steps that he or she may deem convenient in order to achieve such goals.

      8.- Decide upon the examination, performance or improvement of whatever operations fall within the scope of the corporate object; and submit a proposal therefor to the consideration of the Board of Directors or, as the case may be, of the Executive Committee.

      9.- Perform, either personally or through third parties of his or her choice, the overall monitoring and supervision of any and all corporate operations and services and, as a result thereof, take such steps as may be deemed necessary for the avoidance of useless expenses, damages or misuses.

      10.- Approve, either personally or through such persons in which he or she may delegate such powers, the appointment of all corporate officers, managers and employees; otherwise, these persons may not step into office nor obtain any remuneration from the Company.

      11.- Take such steps as he or she may deem convenient for the proper performance of services and adequate conduct of the employees, and, to such end, impose such sanctions as may be needed and allowed under the provisions of the internal regulations in force.

                                                                      Article 33
                                                           The Company Secretary

                                                         ARTICLES OF ASSOCIATION


1. The Company Secretary shall be responsible for the safekeeping of the Company Files, the Minutes' Books and whatever other papers, vouchers and supporting documents may be of interest to the Company.

2. Besides, in the capacity of Secretary to the Board of Directors and to the Executive Committee, he or she shall be responsible for the drafting of the Minutes, both of the General Shareholders' Meetings and of the meetings of the Board of Directors and the Executive Committee, which shall be signed by the Corporate Secretary and undersigned by the Chairman. Moreover, the Corporate Secretary shall have authority, subject to such legal provisions as may be applicable in each case, to certify the Minutes and such other documents which may require certification in order to achieve the corporate object or which are required to be certified by any party entitled thereto.

                                                         ARTICLES OF ASSOCIATION


                                                                         Part IV
                                                 On the Annual Accounts, profits
                                                                   and dividends

                                                         ARTICLES OF ASSOCIATION


                                                                      Article 34
                          Financial year and presentation of the Annual Accounts

1. The financial year commences on the first of January and ends on the thirty-first of December of each year.

2. Within the three months following the closing of the financial year, the Board of Directors shall establish, as provided for under the legal provisions in force, the Annual Accounts, the Management Report, and the proposal for the distribution of profit.

3. The Annual Accounts, which shall comprise the Balance Sheet, the Profit and Loss Account and the Directors' Report, as well as the ManagemetReport, shall be subject to verification as provided for under law and then submitted to the General Shareholders' Meeting, which shall resolve on the distribution of such profits as appear in the Balance Sheet approved.

4. The provisions of this section shall apply, mutatis mutandi, as the case may be, to the consolidated Annual Accounts and the Consolidated Management Report.

                                                                      Article 35
                                                          Distribution of Profit

1. The General Meeting will decide on the distribution of Profit for the Financial Year on the basis of the Balance Sheet approved

2. Once the items provided by Law or by these Articles have been provided for, dividends may only be distributed against available profit for the year, or against freely distributable reserves, provided further that the net book value of the Company's equity does not fall below the share capital of the Company after such distribution

3. The distribution of dividends to ordinary shareholders will be made pro rata to the share capital paid up by them.

4. The General Meeting may resolve to distribute dividends, or issue a share premium, in kind, provided that the assets or securities subject to distribution are homogenous and are listed in an an official market at the time when such distribution has been approved. This latter requirement shall also be understood as satisfied when the Company provides adequate guaranties of liquidity.

The rule contained in the previous paragraph shall also apply to the return of contributions in the event of a share capital reduction.

                                                         ARTICLES OF ASSOCIATION


                                                                          Part V
                                                      Winding up and liquidation

                                                         ARTICLES OF ASSOCIATION


                                                                      Article 36
                                                               Winding-up Events

The winding-up of the Company will take place following any of the events contemplated under section 260 of the Spanish Companies Act (Ley de Sociedades Anonimas).

                                                                      Article 37
                                                      Liquidation of the Company

1. The members of the Board of Directors holding office at the time of the winding up of the Company shall carry out the liquidation thereof, provided that their number is not even; otherwise, all Directors will act as liquidators except the Director most recently appointed to the Board.

2. In the liquidation of the Company, the Directors shall abide by the legal provisions in force at that time.

              DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO
                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.


Annex 2: Certificate of the resolution adopted by the Board of Directors of TELEFONICA to launch the Bid and authorising the signature of the Prospectus.

                                     Translation - for information purposes only


                         MR ANTONIO JESUS ALONSO UREBA,
         DIRECTOR-SECRETARY OF THE BOARD OF DIRECTORS OF TELEFONICA S.A.

                                HEREBY CERTIFIES

That at the meeting of the Board of Directors of the company validly held in Madrid on 28 May 2003, called in advance in the manner established in the company by-laws, with the following Directors present: Mr Cesar Alierta Izuel, Mr Jose Antonio Fernandez Rivero, Mr Fernando Abril-Martorell Hernandez, Mr Jose Fernando de Almansa Moreno-Barreda, Mr Jesus Maria Cadenato Matia, Mr Maximino Carpio Garcia, Mr Carlos Colomer Casellas, Mr Alfonso Ferrari Herrero, Mr Jose Fonollosa Garcia, Mr Gonzalo Hinojosa Fernandez de Angulo, Mr Miguel Horta e Costa, Mr Pablo Isla Alvarez de Tejera, Mr Luis Lada Diaz, Mr Antonio Massanell Lavilla, Mr Enrique Used Aznar, Mr Mario Eduardo Vazquez, Mr Antonio Viana-Baptista and Mr Gregorio Villalabeitia Galarraga, and with the following Director absent: Mr Isidro Faine Casas, who appointed the Chairman of the Board as his representative, and with the presence of the Director Secretary, Mr Antonio J. Alonso Ureba, who certifies, and as the quorum of attendance as set forth in the by-laws was met, the following RESOLUTION was adopted with eighteen favourable votes, the Directors Mr Used Aznar and Mr Viana Baptista being absent for the discussion and vote on the same at the Chairman's request:

"To approve the launch of a Take-over Bid (the "Bid") over shares of the company Terra Networks, S.A. (the "Target Company"), subject in Spain to the regulations established in Royal Decree 1197/1991, dated 26 July, on the regime for take-over bids and, if appropriate, as a bid in the United States of America according to the provisions of its securities regulations, under the terms described below:

1. The Bid shall encompass all shares of the Target Company admitted for trading on the Computer Assisted Trading System (Continuous Market) ("Sistema de Interconexion Bursatil Espanol (Mercado Continuo)") and on Nasdaq (the National Market in the United States).

     However, and given that the shares of the Target Company owned directly by TELEFONICA (230,792,328 shares) shall not accept the Bid and shall be frozen until the results of the Bid are made public in the corresponding Gazettes of Listed Securities, the Bid shall be directed at acquiring the remaining shares comprising the share capital of the Target Company (377,367,931 shares at the date this resolution was adopted).

2. The effectiveness of the Bid is conditional upon the acquisition by TELEFONICA of a number of shares in TERRA which, together with the 230,792,328 shares of the Target Company it already owns and which have been frozen, implies obtaining at least 75% of the share capital of TERRA at the time of publishing the results of the Bid. At the date this resolution was adopted, the fulfilment of said condition would imply acquiring a minimum of 225,327,867 shares in the Target Company; the foregoing is notwithstanding the right to waive, even during the settlement stage of the Bid, the aforementioned condition consisting of the minimum number of shares, pursuant to Article 24.2 of Royal Decree 1197/1991, dated 26 July.

                                     Translation - for information purposes only


3. The consideration for the Bid shall be monetary, consisting of 5.25 euros for each share in the Target Company, so that, if the Bid is accepted by all the shares it is to encompass, the total consideration shall be 1,981,181,638 euros. The Board of Directors was aided in determining the consideration offered by Morgan Stanley, as financial advisor.

4. Mr Cesar Alierta Izuel, Mr Fernando Abril-Martorell Hernandez, and Mr Antonio J. Alonso Ureba, Executive Chairman of the Board of Directors, Managing Director, and Director-Secretary of the Board of Directors, respectively, and Mr Santiago Fernandez Valbuena, General Manager of Corporate Finance, were expressly authorised so that any of them may jointly and severally effect this resolution, carrying out any acts and steps necessary or appropriate to do the same, being authorised to do the following, for declarative purposes only:

     a) To establish the terms and conditions of the Bid in all other aspects as required, such as for example the acceptance period and any possible extensions of the same, in the way they see fit in the best interest of the Company.

     b) To deal with communications and request any authorisations required in relation to the Bid, to execute any public or private documents required according to applicable law or appropriate for the successful outcome of the resolution, and in general, to represent the Company before any bodies or entities, whether public or private, Spanish or foreign, such as the Spanish Securities Market Commission (CNMV) and, if appropriate, the Securities Exchange Commission (SEC), which are competent to deal with this matter, or before which it is required to carry out any act.

     c) To draft, amend, execute and record the Prospectus of the Bid at the CNMV, as well as any other information memoranda, forms, reports or opinions as required, and, if appropriate, form 13E-3 and other documents relevant in the United States, and to make any subsequent modifications or extensions as needed.

     d) To designate the entity or entities that will act as a stockbroker or brokerage firm on behalf of the Company, and to execute with the same the appropriate agreements.

     e) To publish the announcements referred to in Article 18 of Royal Decree 1197/1991, dated 26 July, and any others deemed relevant.

     f) To exercise the right to waive the condition consisting of the minimum number of shares, pursuant to Article 24.2 of Royal Decree 1197/1991, dated 26 July.

     g) To negotiate, and execute under the terms and conditions deemed appropriate, with the broadest powers as in law are required, any acts and agreements necessary in relation to the financing of the Bid, including, for merely declarative purposes, any acts and agreements regarding the bank guarantee established to secure the consideration offered, and the granting of counter-guarantees of any type and content.

                                     Translation - for information purposes only


     h)   To freeze the shares of the Target Company owned by the Company.

5. Mr Cesar Alierta Izuel, Executive Chairman of the Board of Directors, and Mr Fernando Abril-Martorell Hernandez, Managing Director, were expressly authorised so that either of them may, jointly and severally, and in the way they see fit in the best interest of the Company, modify the terms and conditions of the Bid, including the consideration offered, or abandon the same, in the manner and under the circumstances in which this may legally be done, and in particular, in accordance with the regime of competing bids".

In witness whereof, I issue the present certificate with the approval of the Chairman, in Madrid, on 28 May 2003.

APPROVAL OF THE CHAIRMAN            SECRETARY


Cesar Alierta Izuel                                  Antonio J. Alonso Ureba

              DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO
                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.


Annex 3: Shares in TERRA, S.A. held by the members of the Board of Directors of the Bidder and transactions carried out by these members during the twelve months prior to the launching of this Bid and up to the date of the present Prospectus.

   SHARES IN TERRA, S.A. OWNED BY THE MEMBERS OF THE BOARD OF DIRECTORS OF THE
     BIDDER AND TRANSACTIONS CARRIED OUT BY THESE MEMBERS DURING THE TWELVE MONTHS PRIOR TO THE LAUNCHING OF THIS BID AND UP TO THE DATE OF THE PRESENT
                                   PROSPECTUS

--------------------------------------------------------------------------------
Mr Cesar Alierta Izuel                                                   76,000
--------------------------------------------------------------------------------
Mr Isidro Faine Casas                                                     2,150
--------------------------------------------------------------------------------
Mr Jose Antonio Fernandez Rivero                                              0
--------------------------------------------------------------------------------
Mr Fernando Abril-Martorell Hernandez                                       150
--------------------------------------------------------------------------------
Mr Jose Fernando de Almansa Moreno-Barreda                                    0
--------------------------------------------------------------------------------
Mr Antonio Alonso Ureba                                                       0
--------------------------------------------------------------------------------
Mr Jesus Maria Cadenato Matia                                                5*
--------------------------------------------------------------------------------
Mr Maximino Carpio Garcia                                                   800
--------------------------------------------------------------------------------
Mr Carlos Colomer Casellas                                                    0
--------------------------------------------------------------------------------
Mr Alfonso Ferrari Herrero                                                    0
--------------------------------------------------------------------------------
Mr Jose Fonollosa Garcia                                                      0
--------------------------------------------------------------------------------
Mr Gonzalo Hinojosa Fernandez de Angulo                                       0
--------------------------------------------------------------------------------
Mr Miguel Horta e Costa                                                     250
--------------------------------------------------------------------------------
Mr Pablo Isla Alvarez de Tejera                                               0
--------------------------------------------------------------------------------
Mr Luis Lada Diaz                                                             0
--------------------------------------------------------------------------------
Mr Antonio Massanell Lavilla                                                225
--------------------------------------------------------------------------------
Mr Enrique Used Aznar                                                     2,605
--------------------------------------------------------------------------------
Mr Mario Eduardo Vazquez                                                      0
--------------------------------------------------------------------------------
Mr Antonio Viana-Baptista                                                     0
--------------------------------------------------------------------------------
Mr Gregorio Villalabeitia Galarraga                                           0
--------------------------------------------------------------------------------

* Acquired on 27 May 2003, in relation to his possible appointment by co-optation as a member of the Board of Directors of Terra Networks, S.A. The acquisition price of each share was 4.56 euros.

              DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO
                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.


Annex 4: The individual and consolidated financial statements of the Bidder corresponding to the financial year ended on 31 December 2002 (prepared by the Board of Directors, audited and approved by the Ordinary General Stockholders' Meeting).

[LOGO]

                    TELEFONICA, S.A. AND COMPANIES COMPOSING

                              THE TELEFONICA GROUP



            --------------------------------------------------------
                      CONSOLIDATED FINANCIAL STATEMENTS AND

                           MANAGEMENT REPORT FOR 2002
            --------------------------------------------------------

[LOGO]

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFONICA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

-------------------------------------------------------------------------------------------
ASSETS (Millions of Euros)                                        2002           2001
-------------------------------------------------------------------------------------------
A)       DUE FROM STOCKHOLDERS FOR UNCALLED CAPITAL                   292.49         370.10

B)       FIXED AND OTHER NONCURRENT ASSETS                         50,008.83      63,975.75

I.       Start-up expenses                                            496.48         730.45
-------------------------------------------------------------------------------------------

II.      Intangible assets (Note 6)                                 7,629.57      16,959.14
-------------------------------------------------------------------------------------------
         Research and development expenses                          1,179.15       1,049.59
         Administrative concessions                                 6,350.20      15,011.19
         Rights on leased assets                                       84.40         137.69
         Other intangible assets                                    4,321.83       4,087.57
         Accumulated amortization and allowances                   (4,306.01)     (3,326.90)

-------------------------------------------------------------------------------------------
III.     Property, plant and equipment (Note 7)                    27,099.65      36,606.09
-------------------------------------------------------------------------------------------
         Land and structures                                        6,159.15       7,097.90
         Plant and machinery                                        3,739.81       3,365.73
         Telephone installations                                   53,758.90      62,975.46
         Furniture, tools, etc                                      3,132.06       3,851.74
         Construction in progress                                     986.15       3,034.89
         Advances on property, plant and equipment                     66.15          53.20
         Installation materials                                       162.63         154.12
         Accumulated depreciation and allowances                  (40,905.20)    (43,926.95)

IV.      Long-term investments (Note 8)                            14,783.13       9,680.07
-------------------------------------------------------------------------------------------
         Investments in associated companies                        2,081.19       3,099.14
         Other investments                                            932.03         870.78
         Other loans                                                2,225.26       2,038.12
         Long-term deposits and guarantees given                      160.77         232.98
         Taxes receivable (Note 18)                                 9,679.42       3,757.78
         Allowances                                                  (295.54)       (318.73)

C)       CONSOLIDATION GOODWILL (Note 5)                            6,364.02       9,128.94

D)       DEFERRED CHARGES (Note 9)                                    802.28         710.94

E)       CURRENT ASSETS                                            10,573.67      12,236.84

I.       Due from stockholders for capital calls                        0.00           2.25
-------------------------------------------------------------------------------------------

II.      Inventories                                                  449.83         754.10
-------------------------------------------------------------------------------------------
         Inventories                                                  498.64         785.10
         Advances                                                      14.81          22.49
         Allowances                                                   (63.62)        (53.49)

III.     Accounts receivable                                        6,029.15       8,003.99
-------------------------------------------------------------------------------------------
         Trade receivables (Note 10)                                5,922.88       6,783.24
         Receivable from associated companies                         148.59          74.00
         Sundry accounts receivable                                   657.05         866.31
         Employee receivables                                          58.08          79.35
         Taxes receivable (Note 18)                                 1,055.37       2,077.48
         Allowance for bad debts (Note 10)                         (1,663.56)     (1,692.89)
         Allowance for sundry accounts receivable                    (149.26)       (183.50)

IV.      Short-term investments (Note 8)                            3,031.67       2,306.53
-------------------------------------------------------------------------------------------
         Loans to associated companies                                303.53         278.51
         Short-term investment securities                           1,963.87         807.40
         Other loans                                                  770.05       1,222.90
         Allowances                                                    (5.78)         (2.28)

V.       Short-term treasury stock (Note 11)                          334.56         260.70
-------------------------------------------------------------------------------------------
VI.      Cash                                                         543.91         621.88
-------------------------------------------------------------------------------------------
VII.     Accrual accounts                                             184.55         287.39
===========================================================================================
TOTAL ASSETS (A+B+C+D+E)                                           68,041.29      86,422.57
-------------------------------------------------------------------------------------------

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated balance sheets.

[LOGO]

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFONICA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY AND LIABILITIES (Millions of Euros)                            2002                      2001
------------------------------------------------------------------------------------------------------------------------
A)       STOCKHOLDERS' EQUITY (Note 11)                                             16,996.00                  25,861.62

I.       Capital stock                                                               4,860.66                   4,671.92
------------------------------------------------------------------------------------------------------------------------
II.      Additional paid-in capital                                                 11,670.02                  11,670.02
------------------------------------------------------------------------------------------------------------------------
III.     Revaluation reserves                                                        2,870.90                   3,059.64
------------------------------------------------------------------------------------------------------------------------
IV.      Other reserves of the Parent Company                                        5,808.90                   4,298.65
------------------------------------------------------------------------------------------------------------------------
         Unrestricted reserves                                                       4,816.37                   3,379.98
         Restricted reserves                                                           992.53                     918.67

V.       Reserves at fully consolidated companies                                    4,402.65                   3,773.35
------------------------------------------------------------------------------------------------------------------------
VI.      Reserves at companies accounted for by the equity method                     (532.51)                   (440.48)
------------------------------------------------------------------------------------------------------------------------
VII.     Translation differences in consolidation                                   (6,507.82)                 (3,278.29)
------------------------------------------------------------------------------------------------------------------------
VIII.    Income (Loss) for the year                                                 (5,576.80)                  2,106.81
------------------------------------------------------------------------------------------------------------------------
         Income (Loss) of the Parent Company and subsidiaries                      (10,844.53)                  2,212.29
         Income of associated companies                                               (527.88)                   (376.49)
         Loss attributable to minority interests (Note 12)                           5,795.61                     271.01

B)       MINORITY INTERESTS (Note 12)                                                5,612.93                   7,433.55

C)       NEGATIVE CONSOLIDATION GOODWILL                                                11.36                       7.95

D)       DEFERRED REVENUES (Note 13)                                                   880.46                   1,145.75

E)       PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 14)                         8,014.91                   5,862.70

F)       LONG-TERM DEBT                                                             21,726.15                  27,692.41

I.       Debentures, bonds and other marketable debt securities (Note 15)           12,969.22                  14,460.86
------------------------------------------------------------------------------------------------------------------------
         Nonconvertible debentures and bonds                                        12,351.50                  14,380.86
         Other marketable debt securities                                              617.72                      80.00
II.      Payable to credit institutions  (Note 16)                                   6,912.94                   8,079.08
------------------------------------------------------------------------------------------------------------------------
III.     Payable to Group and associated companies                                          -                          -
------------------------------------------------------------------------------------------------------------------------
IV.      Other payables                                                                206.68                    3,602.8
------------------------------------------------------------------------------------------------------------------------
         Other payables (Note 19)                                                      179.05                   3,541.28
         Notes payable                                                                  27.63                      61.52

V.       Taxes payable (Note 18)                                                     1,629.46                   1,541.08
------------------------------------------------------------------------------------------------------------------------
VI.      Uncalled capital payments payable                                               7.85                       8.59
------------------------------------------------------------------------------------------------------------------------

G)       CURRENT LIABILITIES                                                        14,681.74                  18,418.59

I.       Debentures, bonds and other marketable debt securities (Note 15)            2,625.63                   2,857.72
------------------------------------------------------------------------------------------------------------------------
         Debentures                                                                  1,056.20                     944.12
         Other marketable debt securities                                            1,280.48                   1,600.27
         Interest on debentures and other securities                                   288.95                     313.33

II.      Payable to credit institutions                                              4,193.27                   6,298.89
------------------------------------------------------------------------------------------------------------------------
         Loans and other accounts payable (Note 16)                                  4,072.67                   6,163.54
         Accrued interest payable                                                      120.60                     135.35

III.     Payable to associated companies                                                22.90                      30.96
------------------------------------------------------------------------------------------------------------------------
IV.      Trade accounts payable                                                      5,113.15                   5,231.44
------------------------------------------------------------------------------------------------------------------------
         Advances received on orders                                                    73.43                     137.94
         Accounts payable for purchases and services                                 5,014.13                   5,058.77
         Notes payable                                                                  25.59                      34.73

V.       Other nontrade payables                                                     2,289.37                   3,606.93
------------------------------------------------------------------------------------------------------------------------
         Taxes payable (Note 18)                                                     1,048.52                   1,624.15
         Other nontrade payables (Note 19)                                           1,240.85                   1,982.78

VI.      Accrual accounts                                                              437.42                     392.65
------------------------------------------------------------------------------------------------------------------------
H)       SHORT-TERM PROVISIONS FOR CONTINGENCIES AND EXPENSES                          117.74                          -
           (Note 14)
------------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES
(A+B+C+D+E+F+G+H)                                                                   68,041.29                  86,422.57
------------------------------------------------------------------------------------------------------------------------

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated balance sheets.

[LOGO]

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFONICA GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

------------------------------------------------------------------------------------------------------------------
DEBIT (Millions of Euros)                                                              2002             2001
------------------------------------------------------------------------------------------------------------------
A)   EXPENSES

     Variation in inventories                                                               49.22           109.58

     Procurements                                                                        6,953.59         7,111.86
------------------------------------------------------------------------------------------------------------------
     Purchases                                                                           2,978.44         3,197.71
     Work performed by other companies                                                   3,975.15         3,914.15

     Personnel expenses (Note 20)                                                        4,793.77         5,390.26

     Depreciation and amortization expense                                               6,692.42         7,373.98
------------------------------------------------------------------------------------------------------------------
     Property* plant and equipment (Note 7)                                              5,370.07         6,194.17
     Intangible assets (Note 6)                                                          1,132.25         1,023.48
     Deferred charges                                                                      190.10           156.33

     Variation in operating allowances                                                     645.58         1,023.80
------------------------------------------------------------------------------------------------------------------
     Variation in allowance for inventories                                                 37.46             2.42
     Variation in allowance for bad debts (Note 10)                                        555.64           992.53
     Variation in other allowances                                                          52.48            28.85

     Other operating expenses                                                            5,070.37         5,603.62
------------------------------------------------------------------------------------------------------------------
     Outside services                                                                    4,564.61         4,945.49
     Taxes other than income tax                                                           412.10           588.82
     Other operating expenses                                                               93.66            69.31

I.   OPERATING INCOME                                                                    5,031.75         5,430.28

     Interest on payables to associated companies                                            0.10             0.01
     Other interest on accounts payable and similar expenses (Note 20)                   1,784.14         1,988.02
     Amortization of deferred interest expenses                                             43.23            55.43
     Variation in investment valuation allowances                                           99.63            21.46
     Exchange losses (Note 20)                                                           2,245.17         2,026.88

II.  FINANCIAL INCOME                                                                           -                -

     Share in losses of companies accounted for by the equity method                       536.88           445.70
     Amortization of consolidation goodwill (Note 5)                                       667.49           845.19

III. INCOME FROM ORDINARY ACTIVITIES                                                     1,616.82         1,821.05

     Variation in fixed asset and investment valuation allowances (Notes 7 and 8)          136.48          (599.56)
     Losses on fixed assets (Note 20)                                                    9,614.55           232.99
     Losses on disposal of investments in consolidated companies (Note 8)                  206.44             3.86
     Extraordinary expenses and losses (Note 20)                                         6,735.04         1,317.01

IV.  EXTRAORDINARY INCOME                                                                       -           212.83

V.   INCOME BEFORE TAXES                                                                        -         2,033.88

     Corporate income tax (Note 18)                                                     (3,340.59)         (816.32)
     Foreign taxes (Note 18)                                                               111.94         1,014.40

VI.  INCOME FOR THE YEAR                                                                        -         1,835.80

     Income attributed to minority interests (Note 12)                                     182.39           309.39
------------------------------------------------------------------------------------------------------------------
VII. INCOME FOR THE YEAR                                                                        -         2,106.81
------------------------------------------------------------------------------------------------------------------

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated statements of operations.

[LOGO]

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFONICA GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

-----------------------------------------------------------------------------------------------------------
CREDIT (Millions of Euros)                                                    2002              2001
-----------------------------------------------------------------------------------------------------------
B)   REVENUES

     Net sales and services (Note 20)                                          28,411.30          31,052.60
     Variation in work-in-process                                                  31.12               5.67
     Capitalized expenses of Group work on fixed assets                           496.71             730.37

     Other operating revenues                                                     297.57             254.74
-----------------------------------------------------------------------------------------------------------
     Non-care and other current operating revenues                                230.21             194.25
     Subsidies                                                                     14.71               7.25
     Overprovision for contingencies and expenses                                  52.65              53.24

I.   OPERATING LOSS                                                                    -                  -

     Revenues from equity investments                                              17.43              21.29
-----------------------------------------------------------------------------------------------------------
     Other companies                                                               17.43              21.29

     Revenues from other equity investments and loans (Note 20)                   320.37             435.19
-----------------------------------------------------------------------------------------------------------
     Associated companies                                                          31.07              15.38
     Other companies                                                              289.30             419.81

     Exchange gains (Note 20)                                                   1,612.85           1,244.20

II.  FINANCIAL LOSS                                                             2,221.62           2,391.12

     Share in the income of companies accounted for by the equity method            9.00              69.21
     Reversal of negative consolidation differences                                 2.06               3.57

III. LOSS ON ORDINARY ACTIVITIES                                                       -                  -

     Gains on fixed asset disposals                                                55.56              10.15
     Gains on disposals of investments in consolidated companies (Note 8)          99.32             305.95
     Capital subsidies (Note 13)                                                   63.79              80.03
     Extraordinary revenues (Note 20)                                             255.96             771.00

IV.  EXTRAORDINARY LOSS                                                        16,217.88                  -

V.   LOSS BEFORE TAXES                                                         14,601.06                  -

VI.  CONSOLIDATED LOSS FOR THE YEAR                                            11,372.41                  -

     Loss attributed to minority interests (Note 12)                            5,978.00             580.40

-----------------------------------------------------------------------------------------------------------
VII. LOSS FOR THE YEAR                                                          5,576.80                  -
-----------------------------------------------------------------------------------------------------------


The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated statements of operations.

[LOGO]

     Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25).
     In the event of a discrepancy, the Spanish-language version prevails.

                   TELEFONICA, S.A. AND SUBSIDIARIES COMPOSING

                              THE TELEFONICA GROUP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

(1)  INTRODUCTION AND GENERAL
     INFORMATION

     Telefonica Group companies

     Telefonica, S.A. and its subsidiaries and investees make up an integrated group of companies ("the Telefonica Group") operating mainly in the telecommunications, media and entertainment industries.

     The Parent Company of this Group is Telefonica, S.A. ("Telefonica"), a corporation that was incorporated for an indefinite period of time on April 19, 1924. Its registered office is at calle Gran Via 28, Madrid (Spain).

     Exhibit I hereto lists the subsidiaries, associated companies and investees in which the Telefonica Group has direct or indirect holdings, their lines of business, their location, their net worth and results at year-end, their gross book value, their contribution to the reserves of the Consolidated Group and the method by which they were consolidated.

     Corporate structure of the Group

     Telefonica's basic corporate purpose, per Article 4 of its bylaws, is the provision of all manner of public and private telecommunications services, and all manner of ancillary or supplementary telecommunications services or the services derived therefrom. All the business activities that constitute the corporate purpose may be performed either in Spain or abroad and may be carried on either wholly or partially by the Company, or through shareholdings or other equity interests in other companies or legal entities with an identical or similar corporate purpose.

     The main groups of subsidiaries through which Telefonica carries out its corporate purpose and manages its business areas or basic lines of business are as follows:

     - The wireline telephony business and the related supplementary services provided in Spain centered at the Telefonica de Espana Group.

     - The cellular telephony business is centralized in Spain and abroad at the Telefonica Moviles Group.

     - The main business activity of the Telefonica Internacional Group is to make and manage investments in the wireline telephony industry in the Americas.

     - Telefonica de Contenidos and its subsidiaries group together the Group's interests in the media and entertainment area.

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     -    The main business activity of the Telefonica Datacorp Group is the integral provision of data transmission services for companies.

     - Services, content and portals for Internet access, focusing in particular on residential customers and small businesses (SOHO), are provided by the Terra Lycos Group.

     -    The Atento Group carries on the call center activity.

     - The Telefonica Publicidad e Informacion Group handles the telephone directory business.

     - Also, the Emergia Group operates a high-speed fiber optic network with connections within Latin America and Europe and from Latin America to Europe and the U.S.

     Certain business activities carried on by the Telefonica Group are currently at the development or start-up phase. In order to be able to take decisions regarding the investments made, management of the various Group companies prepared the related business plans, approved by their stockholders, the results of which enable the recoverability of the investments made to be verified. Since these analyses and studies are based on assumptions, variances may arise and, accordingly, they are analyzed periodically in order to monitor the results obtained and, where appropriate, to make any value adjustments that might be required (see Note 5 and the following section).

     The business activities carried on by most of the Telefonica Group companies are regulated by various pieces of legislation, under which authorizations or licenses must be obtained in certain circumstances in order to be able to provide the various services.

     Also, certain business activities, such as wireline and wireless telephony, are carried on under regulated rate and price systems.

     The Group company Telefonica de Espana, S.A.U., which carries on its business activities in a new regulatory and legislative framework as a result of the deregulation of the telecommunications industry in Spain initiated in 1987, is a special case.

     One of the main problems of the ratemaking system applicable to this company (determined through a resolution adopted by the Government Standing Committee on Economic Affairs on April 19, 2001, and published pursuant to a Ministerial Order dated May 10, 2001, modifying the Government Standing Committee on Economic Affairs resolution dated July 27, 2000, and published pursuant to a Ministerial Order dated July 31, 2000) is that derived from the License Contract entered into with the Spanish State in 1991 in relation to the guarantee to maintain the overall financial balance of the license. Neither the rate imbalance due to the access shortfall nor the interconnection rates for the period from the commencement of market deregulation to the present date have yet been satisfactorily resolved.

     The General Telecommunications Law establishes as a general principle that operators may freely set their rates. Transitional Provision Four of the Law provides that the Government Standing Committee on Economic Affairs, acting on the basis of a report issued by the Telecommunications Market Commission, may establish, on a transitional basis, maximum or minimum fixed prices or the methods for establishing them, based on the actual cost of providing the service and on the degree of competition among of operators in the market for the various services.

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     It also acknowledges the existence of the imbalance in the rates currently in force and the need to rectify this, as well as the possibility of compensating the dominant operator for the access shortfall that might arise for it as a result of this imbalance.

     It should be noted in this regard that Telefonica filed a complaint with the European Commission against the Spanish State for its failure to comply with EU legislation establishing the need to resolve the rate rebalancing problem prior to the opening up of the market to free competition. On January 29, 2001, the European Commission delivered a Reasoned Opinion addressed to the Kingdom of Spain, in which it concluded that the Spanish Government had failed to comply with Directives 90/388/EEC and 96/19/EEC by not having authorized Telefonica de Espana to increase its monthly charges sufficiently to cover costs and by not having provided sufficient information to the Commission. At the end of December 2001 the European Commission decided to refer the infringement proceeding brought against Spain to the High Court of Justice in Luxembourg, which has not yet handed down a decision.

     Also, in November 1999 Telefonica, S.A. and Telefonica de Espana, S.A. filed a claim with the Council of Ministers and the Ministry for Development (now the Ministry of Science and Technology) requesting economic compensation for the losses derived from the breakdown of the financial equilibrium under the 1991 License Contract or, alternatively, for the Government's failure to fulfill the rate rebalancing obligation. This claim has not yet been resolved by the Government.

     Also, in November 1999 Telefonica, S.A. and Telefonica de Espana, S.A. filed a claim with the Spanish Council of Ministers and the Ministry for Development (now the Ministry of Science and Technology) demanding economic compensation for the loss suffered as a result of the failure to maintain of the financial balance of the license contract or, alternatively, the Government's breach of the obligation to restore the rate balance. The Spanish authorities have not yet handed down a decision on this claim.

     Salient events in the year

     The Terra Lycos Group

     The Internet business activity carried on by the Telefonica Group mainly through the Terra Lycos Group has been evolving progressively to adapt to the new circumstances. One of the most noteworthy aspects to be taken into account when analyzing the growth and development of this business in 2002 is the adverse macroeconomic situation in the countries in which the Terra Lycos Group is present. To the negative consequences of this situation for these companies in terms of revenues must be added the additional negative impact of the exchange rates of certain currencies on their income statements. Added to this adverse macroeconomic scenario in 2002 was the worsening in the crisis of online advertising and the Internet market. The political and social instability being experienced by certain of the main countries in which the Terra Lycos Group, fundamentally, is present is also noteworthy. As regards the business model itself, in 2002 there was shift towards a model based on access charges, pay content and customized advertising.

     At 2002 year-end the Parent Company carried out a study of the evolution of business plans for the years from 2003 to 2006, and of the estimated forecasts of the subsidiaries on the basis of growth up to 2012. In addition, a specific study on the goodwill arising in the acquisition of Lycos, Inc. was commissioned from a third party. The objective of these analyses was to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets in the consolidated balance sheet of the Terra Lycos Group, on the basis of the

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     estimated future value that each of the businesses and countries will generate, in accordance with the accounting principle of prudence in valuation.

     As a result of these studies, as of December 31, 2002 consolidation goodwill amounting to (Euro)856.65 million was written down and capitalized tax credits amounting to (Euro)272.59 million were reversed in the accompanying consolidated financial statements (see Notes 5 and 18).

     Also, provisions for intangible assets and property, plant and equipment amounting to (Euro)21.42 million and (Euro)32.14 million, respectively, were recorded, and (Euro)56.62 million of start-up expenses were written off.

     The net impact of these effects and of the write-down of goodwill relating to the agreements entered into by the Terra Lycos Group and Telefonica (see Notes 5 and 23) on the consolidated statement of operations of the Telefonica Group, after taking into account the tax effects and minority interests, amounted to (Euro)401.33 million.

     The UMTS wireless telephony business

     In 2000 and 2001 certain Telefonica Moviles Group companies obtained third-generation wireless telephony (UMTS) licenses in Spain, Germany, Italy, Austria and Switzerland. Since the acquisition of these licenses, Telefonica Moviles has launched various initiatives aimed at enhancing its business plans, as a result of which the German operator Group 3G entered into roaming and infrastructure sharing agreements with another operator in Germany, thereby commencing operations as a GSM Virtual Wireless Network Operator at the end of 2001.

     However, since then significant technological changes and changes affecting the market and its competitors have led Telefonica Moviles to review the assumptions underlying the business plans of its investees in Germany, Italy, Austria and Switzerland and to reconsider its short- and medium-term strategy in these countries.

     In view of the variances arising in the first six months of operations of Group 3G with respect to the objectives set, the continuing delay in the commercial availability of UMTS technology, the significant downward revisions of the estimated demand for 3G services and the increased penetration of European markets by already-established operators, making it more difficult for new entrants to obtain a critical mass, Telefonica Moviles decided (i) to put on hold its commercial activities in Germany and
     (ii) to commission independent experts to assess the business plans of the UMTS operators in Germany, Italy, Austria and Switzerland.

     Based on the new assessments obtained, and to ensure that the investments are correctly valued at all times, Telefonica Moviles decided to eliminate the risk exposure in its books relating to the investments in Germany, Austria and Switzerland. Regarding the investment in Italy, Telefonica Moviles estimated the value of the UMTS license of Ipse 2000, S.p.A. at
     (Euro)300 million (risk exposure of (Euro)138 million for the Telefonica Group). In the first three countries the coverage requirements laid down in the licenses might come into force earlier than in Italy and, accordingly, in view of the delay in the commercial viability of the technology with respect to the initial estimates, Telefonica Moviles, in accordance with the accounting principle of prudence in valuation, wrote down these investments for accounting purposes. In Italy the license terms and conditions make it possible to implement business plans with lower investments than in the other countries, since assignment of the right to use the spectrum is envisaged. For these reasons, based on the business plans analyzed to date, it should be possible to recover the remaining value assigned to the license. Also, license awardees which were not operating formerly in Italy

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     [LOGO]

     received 5 mHz of additional spectrum for (Euro)827 million and could avail themselves of a deferred payment arrangement. Ipse 2000 has requested the return of this additional spectrum and the modification of the related payment. The latter amount was included in the value of the license prior to the write-down indicated below.

     Telefonica Moviles is continuing to make every effort to obtain value from the aforementioned investments and, although future revenues may be obtained from the operation of these licenses, the Group, in view of the current uncertainty, in accordance with the accounting principle of prudence in valuation, recorded a net loss of (Euro)4,958.22 in the consolidated financial statements of the Telefonica Groups as of December 31, 2002, which includes mainly asset write-downs, labor force restructuring expenses and expenses relating to the termination of contracts.

     The detail, by caption, of the effect of the write-downs and restructuring expenses arising from the decisions adopted on the 2002 consolidated statement of operations and consolidated balance sheet of the Telefonica Group is as follows:

      ----------------------------------------------------------------------------------
                                                                     Millions of Euros
      ----------------------------------------------------------------------------------
      Losses on intangible assets (Note 6)                               9,445.01
      Losses on property, plant and equipment                               81.18
      Write-off of goodwill  (Note 5)                                       61.22
      Provisions for contingencies and expenses (*) (Note 20)            2,753.90
      Income/Loss of companies accounted for by the equity method           34.39
      Corporate income tax (Note 18)                                    (2,837.16)
      Loss attributed to minority interests (Note 12)                   (4,580.32)
      ----------------------------------------------------------------------------------
      Total effect                                                       4,958.22
      ----------------------------------------------------------------------------------

     (*)Including (Euro)1,892.44 million relating to the investment of the associated company Ipse 2000 since as of the date of preparation of these consolidated financial statements this company had not recorded the value adjustment to its assets. The remainder relates to the absorption of losses of minority interests ((Euro)382.44 million - see
        Exhibit IV) and to the assumption of various commitments based on the decisions adopted.

     Devaluation in Argentina

     In view of its international presence, the Telefonica Group, like other corporations, has been affected by the economic situation in Argentina through the various Group companies operating there. As of December 31, 2002 and 2001, the Telefonica Group's exposure at the various Argentine companies amounted to (Euro)968.12 million and (Euro)3,124.83 million, respectively, including the related goodwill, intercompany financing and the asset value assignable to those investments (after inclusion of the losses of these companies before the related tax effect, which amounts to
     (Euro)669.01 million and (Euro)457.5 in 2002 and 2001, respectively). The most significant exposure as of December 31, 2002, related to Telefonica de Argentina, S.A., amounting to (Euro)809.23 million ((Euro)2,128.68 million in 2001) and Telefonica Moviles Argentina amounting to (Euro)112.53 million ((Euro)507.66 million in 2001). Also noteworthy in 2001 were the Telefonica de Contenidos Group companies ((Euro)413.71 million).

     As of December 31, 2001, there was no explicit Argentine peso/euro exchange rate that could be taken as representative. Also, pursuant to an executive decision, in early 2002 the Argentine peso was devalued with respect to the euro, an event to which the market reacted subsequently.

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     Taking into account Spanish accounting legislation, the express communications from the Spanish Accounting and Audit Institute regarding the way in which this devaluation should be treated at 2001 year-end and the international accounting rulings in force, in preparing its consolidated financial statements for 2001 the Telefonica Group used peso/euro and peso/U.S. dollar exchange rates of ARP 1.5149/(Euro)1 and ARP 1.7/US$ 1 at year-end as the first representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. At 2002 year-end, with the normal currency exchange market re-established, the exchange rate used was ARP 3.5341/(Euro)1 (ARP 3.37/US$
     1). These exchange rates were used to include in the consolidated financial statements the assets and liabilities of the Argentine subsidiaries and associated companies and to assess the status of their assets as regards their solvency, the value of their investments, their viability, the recoverability of goodwill, etc.

     In accordance with the foregoing, these consolidated financial statements reflect an adverse impact on consolidated earnings and on the "Stockholders' Equity - Translation Differences in Consolidation" caption of (Euro)354.68 million and (Euro)1,147.09 million, respectively, in 2002 ((Euro)369.00 million and (Euro)1,424.10 million, respectively, in 2001).

     The matters still not resolved include the necessary renegotiation with the Argentine Government of the future rates due to the effect of the provisions of Law 25.561. Accordingly, although the book value of the fixed assets was maintained on the basis of estimates based on the information currently available, neither the results of the negotiations relating to rate levels nor, therefore, the future sales revenues and net cash flows can be predicted.

     Given that the aforementioned circumstances had not occurred at the date of preparation of these consolidated financial statements and that it is not certain that they will occur, it was not possible to quantify their effect, if any, on the consolidated financial statements as of December 31, 2002.

(2)  BASIS OF PRESENTATION OF THE
     CONSOLIDATED FINANCIAL
     STATEMENTS

     a)   True and fair view

          The accompanying consolidated financial statements of the Telefonica Group were prepared from the accounting records of Telefonica, S.A. and of each of the companies composing the Telefonica Group. The respective individual financial statements were prepared in accordance with the accounting principles and standards regulated in Spain by the Commercial Code as implemented by the Spanish National Chart of Accounts and in the applicable regulations in the different countries in which the companies composing the Consolidated Group are located. The accompanying consolidated financial statements are presented in accordance with the regulations for the preparation of consolidated financial statements, as approved by Royal Decree 1815/1991, and, accordingly, they give a true and fair view of the net worth, financial position, results of operations and funds obtained and applied in 2002.

     b)   Accounting policies

          The consolidation methods applied were as follows:

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          -    The companies over which effective control is exercised or in relation to which the Company has entered into agreements with the other stockholders were fully consolidated.

          - The companies which are managed jointly with third parties were proportionally consolidated.

          - The companies in which there is significant influence but not ownership of a majority of the voting rights in their governing bodies or joint management with third parties are accounted for by the equity method.

          - The investees which are either not included in the foregoing points or which, although included, do not have a material impact on the consolidated financial statements, are carried at the lower of cost or market.

          In certain circumstances, at some of the Group's investees a qualified majority of the voting rights may be required to adopt certain resolutions, and this was taken into account when selecting the consolidation method.

          All material accounts and transactions between the consolidated companies were eliminated in consolidation.

          In the case of Group companies whose accounting and valuation methods differed from those of Telefonica, adjustments were made in consolidation in order to present the consolidated financial statements on a uniform basis with the financial statements of the Parent Company.

          The margins included in the invoices issued by subsidiaries to other Telefonica Group companies for capitalizable assets or services were eliminated in consolidation.

          The consolidated statement of operations includes the revenues and expenses of the companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was formed through year-end.

          The equity of minority interests in the net worth and results of the fully consolidated subsidiaries is recorded under the "Minority Interests" and "Income/Loss Attributed to Minority Interests" captions, respectively (see Note 12).

          In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated subsidiaries and of the companies accounted for by the equity method to the Parent Company's accounts, since it is considered that such reserves will be used to finance these companies' operations and that those that may be distributed would not give rise to a material additional tax cost.

     c)   Comparative information and changes
          in the scope of consolidation

          Comparative information

          The figures in these consolidated financial statements and in the consolidated management report are expressed in millions of euros unless indicated otherwise.

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     [LOGO]

     There were no changes in the structure of the consolidated balance sheet and consolidated statement of operations with respect to those presented in the previous year. Also, there were no changes in accounting principles with respect to 2001 with a significant effect. However, as indicated in
     Note 1, in 2002 significant accounting write-downs were made based on the analyses performed.

     Changes in the scope of consolidation

     The main variations in the scope of consolidation in 2002 were as follows (the full detail of all the variations in 2002 and 2001 is included in Exhibit II):

     2002

     Telefonica

     In March 2002, under the last part of the agreement entered into in the previous year between Iberdrola, S.A. and Telefonica in relation to Iberdrola's investments in Brazilian operators, Telefonica acquired a 3.38% holding in Tele Leste Celular Participacoes, S.A. in exchange for 799,411 shares of Telefonica which had hitherto been held as treasury stock earmarked for that purpose (see Note 11). Subsequently, in May 2002 Telefonica made nonmonetary contributions of this holding to Telefonica Moviles (in exchange for 26,801,494 shares of Telefonica Moviles) in addition to holdings of 7% in TBS Celular Participacoes, S.A., 7% in Sudestecel Participacoes, S.A., 3.38% in Tele Leste Celular Participacoes, S.A. and 62.02% in Iberoleste Participacoes, S.A. Also, Telefonica sold 0.66% of Celular Participacoes, S.A. for (Euro)11.54 million.

     Following this transaction, the Telefonica Group's owned the following direct and indirect holdings in these Brazilian companies: 40.91% in TBS Celular Participacoes, S.A., 83.56% in Sudestecel Participacoes, S.A., 27.71% in Tele Leste Celular Participacoes, S.A. and all the shares of Iberoleste Participacoes, S.A. All these companies, and Celular CRT Participacoes, S.A. were fully consolidated in the Telefonica Group's consolidated financial statements (Tele Leste Celular Participacoes, S.A. was accounted for by the equity method in the Telefonica Group's 2001 consolidated financial statements) through December 31, 2002, the date on which their respective balance sheets were proportionally consolidated through the joint venture Brasilcel, N.V., as indicated in the section on Telefonica Moviles.

     In January Telefonica, S.A. acquired 50,000 shares of Telefonica Moviles, S.A. for (Euro)0.41 million. Following this acquisition and the above-mentioned contributions, the Telefonica Group owns direct and indirect holdings of 92.43% in Telefonica Moviles, S.A., which continues to be fully consolidated in the Telefonica Group.

     In 2002 Telefonica acquired 717,465 shares of the subsidiary Terra Networks, S.A. for (Euro)5.53 million, bringing the Telefonica Group's direct and indirect holding in this company, which continues to be fully consolidated, to 38.58%.

     In December Telefonica Capital, S.A., a wholly-owned subsidiary of Telefonica, S.A., sold 28,736 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. for (Euro)6.14 million. Also, Telefonica, S.A's wholly-owned subsidiary Seguros de Vida y Pensiones Antares, S.A., which owned 9,881 shares of Fonditel, sold these shares to Telefonica Capital for
     (Euro)2.11 million. As a result of these transactions, the Telefonica Group's direct and indirect holding in Fonditel was reduced from 81% in 2001 to 70% in 2002. The company continues to be fully consolidated in the Telefonica Group.

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     In December, by virtue of its commitments to the Tyco Group, Telefonica,
     S.A. acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V. for (Euro)47.09 million. The Telefonica Group thereby became the sole stockholder of this company, which continues to be fully consolidated in the Group.

     Telefonica Datacorp Group

     In January Telefonica DataCorp acquired all the shares of the German company HighwayOne German for (Euro)1.38 million. Subsequently, as part of the reorganization of the Telefonica Group by business line, Telefonica Deutschland GmbH, a subsidiary of Telefonica Datacorp, was made the head of this business in Germany following its merger with HighwayOne Germany, GmbH and Mediaways GmbH. This company is fully consolidated in the Telefonica Group.

     On July 16, 2002, the holding in the Austrian company European Telecom International, GmbH, a wholly-owned subsidiary of Telefonica Datacorp, S.A.U., was sold, giving rise to a loss for the Telefonica Group of
     (Euro)38.79 million. This company, which had been fully consolidated in 2001, was excluded from the consolidated group.

     The Datacorp Group, through its subsidiary Telefonica Data de Brasil Ltd., subscribed to the capital increase carried out by Telefonica Data Brasil Holding, S.A., contributing the loans previously granted amounting to 482.9 million reais, thereby increasing the Telefonica Group's holding in this company from 87.48% to 93.98%.

     The 34%-owned investee of Telefonica Datacorp, S.A., the Italian company Atlanet, S.p.A, which through June 30, 2002, was fully consolidated, has since that date been accounted for by the equity method because it no longer fulfills the management control requirements for full consolidation.

     Telefonica Moviles Group

     In 2002, after contributing as consideration a total of 7,333,180 shares of Telefonica Moviles and carrying out capital increases amounting to
     (Euro)27.66 million, Telefonica Moviles became the owner of all the shares of TES Holding, S.A. de C.V., Telca Gestion, S.A. de C.V., TCG Holding, S.A., Telca Gestion Guatemala, S.A., Paging de Centroamerica, S.A. and Telefonica de Centroamerica, S.L.

     On September 10, 2002, having obtained authorizations from the various Mexican authorities, Telefonica Moviles acquired a 65.23% holding in Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso) for (Euro)92,870 million. Subsequently, in order to strengthen its net worth position, Pegaso carried out a capital increase in which Telefonica Moviles, S.A. paid (Euro)211,454 thousand corresponding to its 65.23% holding. The agreements entered into with the Pegaso Group contained a commitment to contribute the holdings of the two companies in the Pegaso Group and in the northern Mexican companies to a new Mexican company of which the two groups would be stockholders. This transaction was implemented through the sale of their holdings to Telefonica Moviles Mexico, followed by the conversion of the debt into equity by the creditors, Telefonica Moviles has a holding of 92% in this new Mexican company with a book value of (Euro)995.60 million.

     On October 21, 2002, Telefonica Moviles, S.A. acquired from Portugal Telecom SGPS, S.A. a 14.68% holding in Telesp Celular Participacoes, S.A. for (Euro)200.31 million.

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     On December 27, 2002, once Brazilian legislation had been complied with,
     Telefonica Moviles, S.A. and PT Moveis Servicos de Telecomunicacoes, SGPS, S.A. (PT Moveis) formed the joint venture Brasilcel, N.V., 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil, the detail being as follows:

          ------------------------------------------------------------------
                                                  % Contributed

          ------------------------------------------------------------------
               Companies             Telefonica      PT Moveis       Total
              Contributed              Moviles
          ------------------------------------------------------------------
          Celular CRT                  40.90%          7.58%         48.48%
          Participacoes, S.A.
          ------------------------------------------------------------------
          Tele Leste Celular           27.70%             -          27.70%
          Participacoes, S.A.
          ------------------------------------------------------------------
          Tele Sudeste Celular         83.56%             -          83.56%
          Participacoes, S.A.
          ------------------------------------------------------------------
          Telesp Celular               14.68%         50.44%         65.12%
          Participacoes, S.A.
          ------------------------------------------------------------------

     The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefonica Moviles, S.A. was (Euro)1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefonica Moviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002).

     Telefonica de Contenidos Group

     In September all the shares of the Uniprex Onda Cero Group and of Cadena Voz de Radiodifusion, S.A. owned by Telefonica de Contenidos, S.A. were sold to the Antena 3 de Television Group, giving rise to gains of
     (Euro)35.82 million. In 2002 the two companies, which in 2001 were fully consolidated in the Telefonica Group, were included in the Antena 3 de Television Group and accounted for by the equity method.

     In April Telefonica de Contenidos sold 4.11% of its holding in Hispasat, S.A., giving rise to gains of (Euro)26.10 million. Telefonica de Contenidos, which owns a 13.23% holding in Hispasat, S.A., continues to account for this company by the equity method in its consolidated financial statements.

     In June 2002 Telefonica de Contenidos sold its holding in Prime Argentina, S.A., which owns the Azul Television channel, for US$ 12 million, giving rise to a loss of (Euro)162.78 million. This company, which was accounted for by the equity method in the Telefonica Group's consolidated financial statements, has been excluded from consolidation.

     T.P.I. Group

     On February 11, 2002, Telefonica Publicidad e Informacion, S.A. acquired all the shares of T.P.I. Peru, S.A.C., from Telefonica Internacional, S.A. for (Euro)36.28 million. The Telefonica Group's effective holding in this company, which continues to be fully consolidated, decreased from 97.07% to 59.90%.

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     [LOGO]

          Terra Group

          In August Terra Networks, S.A., through its wholly-owned U.S. subsidiary Lycos, Inc., sold all its holding (44.82%) in Lycos Korea, Inc., obtaining gains in consolidation of (Euro)10.62 million. Also, in September, Lycos Inc. sold its minority holding in the Canadian company Sympatico Lycos Inc., obtaining gains in consolidation of
          (Euro)8.49 million. In December the Terra Group sold all its holding in Lycos Japan, K.K., incurring a loss on the sale of (Euro)2.47 million. All these companies, which were accounted for by the equity method in the Telefonica Group's consolidated financial statements, have been excluded from the consolidated group.


(3)  PROPOSED ALLOCATION OF THE LOSS
     OF THE CONTROLLING COMPANY

     The proposed allocation of 2002 loss that the Board of Directors of the Parent Company will submit for approval by the Stockholders' Meeting is that the loss, amounting to (Euro)4,478.69 million, be offset with a charge to the following equity accounts:

               ---------------------------------------------------------
                                                    Millions of Euros
               ---------------------------------------------------------
               Revaluation reserves                      1,316.67
               Voluntary reserves                        1,645.80
               Additional paid-in capital                1,516.22
               ---------------------------------------------------------
               Total allocation                          4,478.69
               ---------------------------------------------------------


(4)  VALUATION STANDARDS

     The main valuation methods used in preparing the 2002 consolidated financial statements were as follows:

     a)   Consolidation goodwill

          The accompanying consolidated balance sheets include consolidation goodwill, net of amortization, arising from the positive difference in consolidation between the amounts paid to acquire the shares of the subsidiaries consolidated or accouted for by the equity method and their underlying book values plus the unrealized gains allocable to these companies' assets at the acquisition date.

          The amortization periods are those for which the estimated income attributable to the Group of the companies at which goodwill exists is at least equal to the unamortized amount of the goodwill relating to these companies. Generally speaking, the amortization period is 20 years (see Exhibit III).

          Positive consolidation differences allocable to the assets of the acquired company give rise to an increase in the related assets up to the limit of their market value, once the related appraisal has been performed.

     b)   Translation methods (year-end
          exchange rate method)

          The financial statements of the Group companies abroad were translated to euros at the exchange rates ruling at year-end, except for:

          1. Capital stock and reserves, which were translated at historical exchange rates.

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          2.   Income statement accounts, which were translated at the average exchange rates for the year.

          The exchange difference arising from application of this method is included under the "Stockholders' Equity - Translation Differences in Consolidation" caption in the accompanying consolidated balance sheets, net of the portion of said difference relating to minority interests, which is recorded under the "Minority Interests" caption on the liability side of the accompanying consolidated balance sheets.

          The companies using accounting methods that include inflation adjustments apply the accounting standards in force in their respective countries, which consist of valuing monetary assets and liabilities at face value and adjusting the historical cost of nonmonetary assets and liabilities by the inflation from the date of inclusion of the asset or liability in the company's balance sheet to year-end. Therefore, the effect of the inflation for the year on the monetary assets and liabilities is included in the statement of income for the year under the "Exchange Losses" or "Exchange Gains" captions. The amounts thus adjusted are translated to U.S. dollars at the year-end exchange rates and the subsequent translation to euros is made by the year-end exchange rate method described in paragraphs 1 and 2 above.

          The accompanying consolidated financial statements do not include an adjustment for inflation at the Argentine subsidiaries, although under Argentine accounting regulations these companies are required to record such an adjustment. The uniformity adjustment made is due to the fact that as of December 31, 2002, the indicators established by international accounting regulations in order to determine whether a country can be considered to be highly inflationary for the purposes of recording the adjustment for inflation were not being met. Salaries, prices and interest rates, in particular, were not tied to the CPI, and the cumulative three-year CPI increase is not close to 100%, due largely to the measures to control it taken by the government.

     c)   Start-up expenses

          Start-up expenses, which comprise mainly incorporation, capital increase and preopening expenses and expenses relating to initial public offerings, are recorded at cost and are amortized on a straight-line basis over five years. In 2002, as indicated in Note 1 on the Internet businesses, in accordance with the accounting principle of prudence in valuation, (Euro)56.62 million were written off with a charge to extraordinary expenses (see Note 20)

     d)   Intangible assets

          This caption in the accompanying consolidated balance sheets relates mainly to the following items:

          Research and development expenses

          These relate to the costs incurred in developing new products to be marketed or used for the Group's own network, which are generally amortized by the straight-line method over three years from the date of completion. Costs incurred in projects which are not viable for the future are charged to the consolidated satement of operations for the year in which this circumstance becomes known.

          Rights on leased assets

          The rights under financial lease contracts are recorded at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are

     [LOGO]

          recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method. The rights under the existing contracts, which relate mainly to computer hardware, are generally amortized on a straight-line basis over five years, which coincides with the years of useful life of the hardware.

          Software licenses and developments

          These items are recorded at cost and are amortized on a straight-line basis over three years.

          Administrative concessions

          This caption relates to the acquisition cost of the licenses for the provision of telephony services granted to the Group by various public authorities, and to the value assigned to the licenses held by certain companies at the time they were acquired by the Telefonica Group.

          Amortization starts to be taken when commercial operation of these licenses commences and continues to be taken over the term thereof based on the estimated capacity to generate revenues in each period, which normally coincides with the number of lines installed or the average revenues per customer, depending on the type of services provided under the license.

          The acquisition cost includes the expenses incurred directly for obtainment of these licenses and, in the case of the licenses to operate the Universal Mobile Telecommunications System (UMTS) obtained in Spain, Germany, Italy, Austria and Switzerland, the financial expenses incurred from the granting of the license through June 30, 2002, since from that date, due to the circumstances discussed in Note 1, the Group decided not to capitalize any further expenses in this connection.

          As indicated in Notes 1 and 6, the Telefonica Group has taken certain decisions regarding its future strategy in the UMTS business, as a result of which it has significantly reduced the value of these licenses based on expectations of how this business activity will evolve in the future.

          Other intangible assets

          This caption includes, among other items, the costs incurred in acquiring capacity and rights to use other operators' cables, mainly underwater cables. These rights are amortized over the duration of the rights acquired.

     e)   Property, plant and equipment

          Property, plant and equipment is carried at cost revalued pursuant to the applicable enabling legislation (see Note 7). If the regulations applicable in a particular country so require, the property, plant and equipment is valued at cost adjusted for inflation (see Note 4-b).

          Cost includes external costs plus internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as a revenue under the "Capitalized Expenses of Group Work on Fixed Assets" caption.

          The interest and other financial expenses incurred during the construction of property, plant and equipment in connection with the start-up of a new activity, when the

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     [LOGO]

          construction period exceeds one year, and the exchange differences arising over this period on long-term loans to finance these assets, are generally not capitalized. No expenses were capitalized in this connection in 2002. (Euro)18.27 million were capitalized in this connection in 2001, mainly in relation to the construction of the underwater cable in Latin America, a project that was completed in 2001.

          The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

          Upkeep and maintenance expenses are expensed currently.

          The Group records the necessary value adjustments to reduce the cost of each item of property, plant and equipment to its market value at each year-end, provided that the book value of the asset is not recoverable through the generation of sufficient revenues to cover all the costs and expenses, including depreciation.

          An allowance must be recorded for lasting decline in value that is deemed to be reversible. This allowance will be deducted in the valuation of the asset in question; in this case the lower value will not be maintained if the causes which prompted the value adjustment have ceased to exist.

          When the decline in value of the assets is irreversible and differs from the result of systematic depreciation, the loss and the decline in value of the related asset will be directly recorded.

          The companies depreciate their property, plant and equipment by the straight-line method at annual rates based on the years of estimated useful life of the assets, calculated in accordance with technical studies which are reviewed periodically based on technological advances and the rate of dismantling, as follows:

               -------------------------------------------------------------------
                                                                       Years of
                                                                      Estimated
                                                                     Useful Life
               -------------------------------------------------------------------
               Buildings and structures                                25 - 50
               Plant and machinery                                     10 - 15
               Telephone installations, networks and subscriber         5 - 25
                  equipment
               Furniture, office equipment and other                    2 - 10
               -------------------------------------------------------------------

          The increases in value resulting from revaluations are depreciated over the years of residual useful life of the revalued assets.

     f)   Long- and short-term investments

          Shareholdings which were not consolidated are recorded in the consolidated balance sheet at the lower of cost or market.

          The market value was determined as follows:

          1.   Listed securities:

               The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

          2. Unlisted securities and holdings in companies accounted for by the equity method:

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     [LOGO]

               The market value was taken to be the underlying book value at year-end plus the unrealized gains disclosed at the time of the acquisition and still existing at year-end.

          Unrealized losses (cost higher than market value at year-end) are recorded under the "Allowances" caption.

     g)   Deferred charges

          This caption in the accompanying consolidated balance sheets includes mainly the following items:

          Supplementary pension payments to retired employees (shortfall)

          These relate to the shortfall in the provisions recorded for the commitments assumed by Telefonica de Espana to retired employees as of June 30, 1992. Since then, the shortfall has been allocated to income over 15 years by the straight-line method, in accordance with the communication received from the Spanish Accounting and Audit Institute
          (ICAC) dated March 1, 1993, at a rate of (Euro)61.59 million per year. On November 1, 1997, coverage of these commitments was externalized, and on November 1, 2002, they were adapted pursuant to Private Insurance Law 30/1995 and Royal Decree 1588/1999 approving the regulations on the instrumentation of employers' pension commitments to employees and beneficiaries (see Notes 9 and 14).

          Debt arrangement expenses

          These relate to long-term debt arrangement expenses and issuance premiums on debentures and bonds and preferred shares and are amortized by the interest method on the basis of the principal amounts outstanding.

          Executive loyalty-building program

          This caption relates to the unaccrued costs relating to the Telefonica Group's Top and EN-SOP stock option plans (see Notes 9 and 20).

          Interest on long-term promissory notes

          This relates to the difference between the face value and the effective value of the promissory notes issued at over one year. This interest is charged to income by the interest method.

          Interest on financial lease contracts

          This relates to the interest expenses on financial lease contracts, which are charged to income by the interest method (see Note 4-d).

          Externalization of pension commitments

          As a result of Telefonica de Espana's externalization of its pension commitments pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security measures, Royal Decree 1588/1999 enacting the regulations on the instrumentation of employers' pension commitments to employees and beneficiaries, and Additional Provision Twenty-Five of Law 14/2000 on Tax, Administrative, Labor and Social Security measures for 2001, the differences arising due to the change in the

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     [LOGO]

          actuarial assumptions needed to externalize the aforementioned commitments were recorded under the "Deferred Charges" caption (see
          Note 9).

     h)   Inventories

          Warehouse materials for installation in investment projects and consumables and replacement parts are valued at the lower of weighted average cost, adjusted by the effect of inflation in the countries whose local legislation so requires (see Note 4-b), or market.

          Obsolete, defective or slow-moving inventories have been reduced to realizable value. The allowance for decline in value of inventories is recorded on the basis of inventory age and turnover.

     i)   Treasury stock

          Treasury stock is valued at the lower of cost, comprising the total amount paid for acquisition, or market. Since these shares were acquired without any prior resolution having been adopted by the Stockholders' Meeting to reduce capital, they are assumed to be intended for subsequent sale or, alternatively, for a possible capital reduction, and, accordingly, market value is taken to be the lowest of average official market price in the last quarter of the year, year-end market price, or the related underlying book value. A provision was recorded with a charge to the consolidated statement of operations for the difference between the acquisition cost and the lower of the year-end market price or the average market price in the last quarter, and with a charge to reserves for the difference between the aforementioned market value and the related underlying book value.

     j)   Capital subsidies

          Capital subsidies are valued at the amount granted and are allocated to income on a straight-line basis over a maximum period of ten years, which does not differ materially from the estimated useful life of the subsidized assets.

          Most of the aforementioned subsidies were granted to Telefonica de Espana and the conditions under which the subsidies were granted are being met (see Note 13).

     k)   Foreign currency transactions

          Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

          Exchange differences arising on adjustment of foreign currency fixed-income securities and receivables and payables to year-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

          The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

          The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as

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     [LOGO]

          negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

          Exchange gains or losses arising from specific-purpose financing of foreign currency investments in investee companies to hedge the exchange risk to which these investments are exposed are recorded under the "Translation Differences in Consolidation" caption in the consolidated balance sheet.

          These transactions are deemed to be hedging transactions when they meet certain requirements, most notably that the foreign currency in which the financing is denominated is the same as, or largely matches, the functional currency of the investment and of the flows generated by it, and that the timing of recognition of the anticipated revenues from dividends and management fees matches the loan repayment schedule.

     l)   Pension and other commitments to employees

          At year-end the Group records in the consolidated balance sheet the provisions required to cover the accrued liability for the existing commitments that have not been externalized, based on actuarial calculations using an appropriate discount rate. The liabilities recorded under "Preretirements, Social Security Expenses and Voluntary Severances" were calculated individually and discounted to present value at a rate of 4%.

          The Group's main commitments in this connection are detailed in Note
          14.

     m)   Technical reserves

          This caption relates mainly to the net level premium reserves, which represent the amount by which the present value of life insurance, pension and reinsurance commitments exceed the net premiums to be paid by the policyholders to the subsidiaries Seguros de Vida y Pensiones Antares, S.A. and Casiopea Reaseguradora, S.A. These reserves are credited when the commitments covered are paid.

     n)   Accounts payable

          Accounts payable are recorded at repayment value, except for zero-coupon debenture and bond issues, which are recorded in the consolidated balance sheet at issue value plus the related accrued interest (see Note 15).

     o)   Derivatives

          Transactions whose purpose and effect is to eliminate or significantly reduce exchange, interest rate or market risks on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are accrued and taken to the income statement symmetrically to the gains or losses on the hedged asset (see Note
          17).

          Transactions which, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, the differences in market price are recorded for accounting purposes when the transactions are canceled or finally settled. However, if potential losses are anticipated at year-end, the related provision is recorded with a charge to the consolidated statement of operations. Similarly, transactions aimed at reducing the exchange risk relating to the income contributed by Latin American subsidiaries are not treated as hedging transactions.

     [LOGO]

     p)   Corporate income tax and other taxes

          These captions in the consolidated statements of operations include all the debits and credits arising from Spanish corporate income tax and similar taxes applicable to the Group companies abroad.

          The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and book income before taxes that are not reversed in subsequent periods.

          Tax relief and tax credits, excluding tax withholdings and prepayments, are deducted from the corporate income tax charge in the year in which they are definitively taken, except in the case of investment tax credits earned since 1996, which, at the time when they are taken, are deferred over the average life of the assets which gave rise to them.

          Also, pursuant to an ICAC resolution dated March 15, 2002, the Telefonica Group recorded the tax assets relating to the tax relief and tax credits not yet taken for tax purposes regarding which there is no doubt, in accordance with the accounting principle of prudence in valuation, that they can be deducted in the future (see Note 18).

          The difference between the accrued tax expense and the tax paid is due to the above-mentioned deferral, to capitalized tax credits not yet taken and to revenue and expense recognition timing differences giving rise to deferred tax assets and liabilities, provided that they have a certain reversal period (see Note 18).

     q)   Recognition of revenues and expenses

          Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

          The revenues from telephony and other services are recognized on an accrual basis. Unbilled revenues from the beginning of the billing cycle to the end of each month are estimated or recorded as soon as they are known. The differences between the estimated revenues and those subsequently billed are not material and are recognized in the following period. In accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known (see Notes 10 and 20).

     [LOGO]

(5)  CONSOLIDATION GOODWILL

     The variations in the "Consolidation Goodwill" caption and in the related accumulated amortization in 2002 and 2001 were as follows:

              -----------------------------------------------------
                                                Millions of Euros
              -----------------------------------------------------
              Balance at 12/31/00                       7,714.80
              -----------------------------------------------------
              Additions                                 3,018.72
              Amortization                               (845.19)
              Write-offs                                 (249.00)
              Net retirements                            (461.93)
              Net transfers                               161.89
              Translation differences                    (210.35)
              -----------------------------------------------------
              Balance at 12/31/01                       9,128.94
              -----------------------------------------------------
              Additions                                 1,121.54
              Amortization                               (667.49)
              Write-offs                               (2,259.81)
              Net retirements                            (277.64)
              Net transfers                              (236.94)
              Translation differences                    (444.58)
              -----------------------------------------------------
              Balance at 12/31/02                       6,364.02
              -----------------------------------------------------

     The goodwill arising on the acquisition of companies abroad is translated to euros at the exchange rates prevailing at the time the goodwill arises, except for goodwill arising on the acquisition of companies by foreign companies, which is recorded in local currency and is affected by exchange rate fluctuations. The resulting differences are recorded under the "Translation Differences in Consolidation" caption.

     Per the estimates and projections available to the directors, the projected income attributable to the Group that will be earned by the companies at which goodwill had arisen at year-end is at least equal to the unamortized balance of the related goodwill in the related periods.

     The detail of the balances of the goodwill and the related accumulated amortization at each company, and of the variations therein is shown in
     Exhibit III.

     Based on these estimates and projections, in 2001 (Euro)249 million of goodwill relating to the investment in Mediaways, GmbH was written off, and this amount is recorded under the "Extraordinary Expenses and Losses" caption in the accompanying consolidated statement of operations (see Note
     20).

     In 2002 the existing estimates and projections were once again reviewed, and (Euro)2,259.81 million of goodwill was written off in accordance with the accounting principle of prudence in valuation, based on the analyses made both in-house and by third parties of the projected cash flows for the coming years (see Note 20). The goodwill written off included most notably
     (Euro)856.66 million relating to the investment in the Terra Lycos Group (see Note 1), (Euro)530.00 million relating to the investment in Mediaways, GmbH, (Euro)154.47 million relating to the investment in I.O. Box,
     (Euro)173.38 million relating to the investment in Pearson Plc.,
     (Euro)59.14 million relating to the investment in Atlanet, S.p.A. (see Note
     1) and (Euro)49.65 million relating to the investment in Emergia, N.V.

     The goodwill written off by the Terra Lycos Group also included the retirement of (Euro)256.67 million under the agreement entered into on May 16, 2000, by Lycos Inc., Terra Networks, S.A., Telefonica, S.A. and Bertelsmann, AG, which was subsequently amended by a new contract whereby Telefonica, S.A. replaces Bertelsman AG. In 2001 (Euro)400 million of

     [LOGO]

     goodwill arising in the acquisition of Lycos, Inc. were allocated to this contract, which, as mentioned, was modified. Accordingly, the signing of the new contract is the logical result, on the one hand, of the changes which have taken place in the Internet businesses, particularly as a result of the development of broadband, and, on the other, of the need to adapt the range of products and services envisaged to the specific needs of the Telefonica Group in the markets in which it is present. This certain creation of value for the Terra Lycos Group, as reflected in a study carried out by a third party, was written off in the accompanying consolidated financial statements since it was generated in the context of the Telefonica Group.

     2002

     The main additions to consolidation goodwill in 2002, related to the following companies:

               --------------------------------------------------------------
                                                        Millions of Euros
               --------------------------------------------------------------
               Telefonica Moviles Mexico Group                    598.44
               Brasilcel, N.V. Group                              268.69
               Endemol Group                                       89.98
               Telefonica Centroamerica Guatemala                  41.40
               Emergia, N.V.                                       49.65
               Other companies                                     73.38
               --------------------------------------------------------------
               Total                                            1,121.54
               --------------------------------------------------------------

     2001

     The main additions to consolidation goodwill in 2001, related to the following companies:

               -----------------------------------------------------------------
                                                              Millions of Euros
               -----------------------------------------------------------------
               Mediaways, GmbH                                         1,474.66
               Endemol Group                                             268.61
               Data Brasil Group                                         233.55
               Grupo Corporativo del Norte, S.A.                         230.51
               Celular de Telefonia, S.A. de C.V.                        137.86
               Investees of G. Corporativo del Norte, S.A.               135.14
                  and other companies acquired
               Uno-e Bank, S.A.                                          130.25
               Telefonica Moviles, S.A.                                  113.21
               Portugal Telecom, S.A.                                     76.00
               Other companies                                           218.93
               -----------------------------------------------------------------
               Total                                                   3,018.72
               -----------------------------------------------------------------


     In 2002 there were no significant retirements of goodwill due to sales of holdings. However, due to changes in the consolidation method (see Note 2-c) there was a 50% reduction ((Euro)243.65 million) in the goodwill relating to the wireless operators in Brazil following the joint venture agreement with Portugal Telecom, S.G.P.S., S.A. leading to the formation of Brasilcel, which was proportionally consolidated at 2002 year-end.

     Notable in 2001 was the retirement amounting to (Euro)265.38 million due to the sale of the investment in Cablevision, S.A.

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     [LOGO]

(6)  INTANGIBLE ASSETS

     The detail of the balances of the intangible asset accounts and of the variations therein in 2002 and 2001 is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                            Millions of Euros
                                       ---------------------------------------------------------------------------------------------
                                                                           Inclusion   Exclusion
                                        Balance at               Retire-       of          of     Translation             Balance at
                                         12/31/01   Additions     ments    Companies   Companies  Differences  Transfers    12/31/02
------------------------------------------------------------------------------------------------------------------------------------
Cost:
Research and development expenses        1,049.59      94.42       (0.08)         -          -        (0.64)      35.86     1,179.15
Administrative concessions              15,011.19     177.72   (9,423.12)  1,053.78    (443.57)     (246.47)     220.67     6,350.20
Rights on leased assets                    137.69      10.40       (3.76)         -          -       (20.96)     (38.97)       84.40
Software licenses and developments       2,309.13     423.40      (61.84)    127.24     (49.20)     (175.38)     557.84     3,131.19
Other intangible assets                  1,778.44     400.64     (119.32)      9.02      (1.49)     (145.40)    (731.25)    1,190.64
------------------------------------------------------------------------------------------------------------------------------------
Total intangible assets, gross          20,286.04   1,106.58   (9,608.12)  1,190.04    (494.26)     (588.85)      44.15    11,935.58
------------------------------------------------------------------------------------------------------------------------------------
Accumulated amortization:
Research and development expenses          862.72     146.01       (0.08)         -          -        (0.64)      (2.06)    1,005.95
Administrative concessions                 745.22     240.03       (3.49)     97.85     (31.20)      (30.56)     (23.88)      993.97
Rights on leased assets                     61.00      20.88       (4.92)         -          -        (5.27)     (41.77)       29.92
Software licenses and developments       1,133.94     603.45      (47.06)     53.43     (16.00)      (65.94)     105.32     1,767.14
Other intangible assets                    504.37     123.71      (44.24)      0.43      (0.14)      (61.76)     (53.67)      468.70
------------------------------------------------------------------------------------------------------------------------------------
Total accumulated amortization           3,307.25   1,134.08      (99.79)    151.71     (47.34)     (164.17)     (16.06)    4,265.68
------------------------------------------------------------------------------------------------------------------------------------
Allowances for decline in value             19.65      27.56       (4.78)      2.68          -        (6.60)       1.82        40.33
------------------------------------------------------------------------------------------------------------------------------------
Intangible assets, net                  16,959.14     (55.06)  (9,503.55)  1,035.65    (446.92)     (418.08)      58.39     7,629.57
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                           Millions of Euros
                                      ----------------------------------------------------------------------------------------------
                                                                          Inclusion   Exclusion
                                       Balance at               Retire-       of          of     Translation              Balance at
                                        12/31/00   Additions     ments    Companies   Companies  Differences   Transfers   12/31/01
------------------------------------------------------------------------------------------------------------------------------------
Cost:
Research and development expenses       1,108.16     170.79       (6.62)         -          -         3.64      (226.38)    1,049.59
Administrative concessions             17,855.95     472.82      (35.22)     80.14     (33.84)     (157.03)   (3,171.63)   15,011.19
Rights on leased assets                   150.81      27.76      (10.28)         -          -        (4.09)      (26.51)      137.69
Software licenses and developments      1,666.79     606.44      (16.09)     21.07      (8.38)       (0.96)       40.26     2,309.13
Other intangible assets                 1,238.45     372.28      (89.56)     50.71      (8.01)      (44.61)      259.18     1,778.44
------------------------------------------------------------------------------------------------------------------------------------
Total intangible assets, gross         22,020.16   1,650.09     (157.77)    151.92     (50.23)     (203.05)   (3,125.08)   20,286.04
------------------------------------------------------------------------------------------------------------------------------------
Accumulated amortization:
Research and development expenses         717.72     174.63       (4.70)         -          -         1.40       (26.33)      862.72
Administrative concessions                507.44     247.67       (5.73)     21.26     (18.84)       (5.49)       (1.09)      745.22
Rights on leased assets                    56.27      15.88       (2.93)         -          -        (1.61)       (6.61)       61.00
Software licenses and developments        740.93     402.90       (4.31)      4.55      (3.02)        1.02        (8.13)    1,133.94
Other intangible assets                   302.90     188.40      (41.53)     41.59     (13.31)      (17.23)       43.55       504.37
------------------------------------------------------------------------------------------------------------------------------------
Total accumulated amortization          2,325.26   1,029.48      (59.20)     67.40     (35.17)      (21.91)        1.39     3,307.25
------------------------------------------------------------------------------------------------------------------------------------
Allowances for decline in value             1.80      25.29       (0.31)         -          -        (7.13)           -        19.65
------------------------------------------------------------------------------------------------------------------------------------
Intangible assets, net                 19,693.10     595.32      (98.26)     84.52     (15.06)     (174.01)   (3,126.47)   16,959.14
------------------------------------------------------------------------------------------------------------------------------------

     The inclusions and exclusions of companies in 2002 include the effect of proportionally consolidating the joint venture Brasilcel, N.V. (see Note 2-c), which affected the net inclusions and exclusions by (Euro)754.48 million and (Euro)446.90 million, respectively. Also, the inclusion of Pegaso gave rise to net inclusions of (Euro)274.13 million.

     The "Administrative Concessions" caption includes mainly the following items :

     - Licenses for the provision of UMTS services in Spain, Germany and Austria acquired in 2000 and the addition in 2001 of the license granted in Switzerland. As indicated in Note 1, the "Retirements" column for 2002 includes (Euro)9,445.01 relating to the effect of the value adjustments required in intangible asset captions, including the financial costs capitalized to date. The amount capitalized in 2002 includes (Euro)96.64 million relating to the financing obtained by Telefonica and Telefonica Moviles and (Euro)68.05 million relating to the financing granted by other stockholders of the companies that hold UMTS licenses ((Euro)271.39 million and (Euro)236.39 million, respectively, in 2001). The

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     [LOGO]

          "Transfers" column for 2001 includes the effect of accounting for Ipse 2000, which holds the UMTS license in Italy, by the equity method (see
          Note 2-c).

     - A 25-year concession granted by the Peruvian State to Telefonica del Peru, S.A.A. when this company was acquired in April 1994 by Telefonica Internacional.

     - Licenses to operate wireline and wireless communications services of the companies awarded in the privatization in July 1998 of the Telebras system (Telesp, Tele Sudeste and Tele Leste) and the inclusion of Telesp Celular in 2002. A portion of the price paid for these companies was assigned as an addition to the value of these assets when they were acquired. The term of these licenses is 27 years.

     - 25-year DCS 1800 MHz licenses recorded at the amount paid to the Spanish Government plus the amount set aside to defray the costs relating to the radio spectrum cleaning process required for the implementation and development of these licenses.

     - Licenses for the provision of the Personal Communications Service in Argentina, which are being amortized over 20 years.

     The projections that the directors have regarding business performance and the income to be generated by these concessions are at least equal to the unamortized balance thereof.

(7)  PROPERTY, PLANT AND EQUIPMENT

     The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2002 and 2001 are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                            Millions of Euros
                                      ----------------------------------------------------------------------------------------------
                                                                           Inclusion  Exclusion
                                       Balance at                Retire-       of         of     Translation              Balance at
                                        12/31/01    Additions     ments    Companies  Companies  Differences   Transfers   12/31/02
------------------------------------------------------------------------------------------------------------------------------------
Cost:
Land and structures                     7,097.90       33.19      (82.23)     43.13     (19.11)  (1,073.88)      160.15    6,159.15
Plant and machinery                     3,365.73       51.51      (76.38)     49.84     (25.28)    (644.61)    1,019.00    3,739.81
Telephone installations                62,975.46      298.60   (1,015.08)  1,371.18    (512.54) (11,355.68)    1,996.96   53,758.90
Furniture, tools, etc.                  3,851.74      162.99     (304.73)    146.12     (48.63)    (700.23)       24.80    3.132.06
                                      ----------------------------------------------------------------------------------------------
Total property, plant and equipment
   in service                          77,290.83      546.29   (1,478.42)  1,610.27    (605.56) (13,774.40)    3,200.91   66,789.92
Construction in progress                3,034.89    2,159.47      (57.83)     43.52     (39.42)    (777.66)   (3,376.82)     986.15
Advances on property, plant and
   equipment                               53.20       22.30       (2.78)      2.96      (0.17)      (7.70)       (1.66)      66.15
Installation materials                    154.12       91.59      (16.42)         -          -      (47.52)      (19.14)     162.63
                                      ----------------------------------------------------------------------------------------------
Property, plant and equipment, gross   80,533.04    2,819.65   (1,555.45)  1,656.75    (645.15) (14,607.28)     (196.71)  68,004.85
                                      ----------------------------------------------------------------------------------------------
Accumulated depreciation:
Structures                              2,332.44      214.76      (28.94)      8.32      (2.34)    (296.93)     (107.18)   2,120.13
Plant and machinery                     1,196.20      524.78      (87.54)     10.98     (12.51)    (240.74)      149.70    1,540.87
Telephone installations                37,976.28    4,176.61     (921.32)    447.30    (267.26)  (6,469.24)      275.15   35,217.52
Furniture, tools, etc.                  2,327.03      453.67     (251.41)     58.88     (22.20)    (393.01)     (231.65)   1.941.31
------------------------------------------------------------------------------------------------------------------------------------
Total accumulated depreciation         43,831.95    5,369.82   (1,289.21)    525.48    (304.31)  (7,399.92)       86.02   40,819.83
------------------------------------------------------------------------------------------------------------------------------------
Allowances for decline in value            95.00       51.94      (52.60)      0.53          -       (8.63)       (0.87)      85.37
------------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net     36,606.09   (2,602.11)    (213.64)  1,130.74    (340.84)  (7,198.73)     (281.86)  27,099.65
------------------------------------------------------------------------------------------------------------------------------------

     [LOGO]

------------------------------------------------------------------------------------------------------------------------------------
                                                                            Millions of Euros
                                      ----------------------------------------------------------------------------------------------
                                                                           Inclusion  Exclusion
                                       Balance at                Retire-       of         of     Translation              Balance at
                                        12/31/00    Additions     ments    Companies  Companies  Differences   Transfers   12/31/01
------------------------------------------------------------------------------------------------------------------------------------
Cost:
Land and structures                     7,203.17       117.58     (11.65)      38.40     (1.48)     (475.87)      227.75    7,097.90
Plant and machinery                     1,729.40       301.54     (44.08)      93.75    (19.53)      (43.11)    1,347.76    3,365.73
Telephone installations                62,140.40     1,931.93  (1,250.94)     677.09    (41.95)   (4,599.51)    4,118.44   62,975.46
Furniture, tools, etc                   3,498.37       580.25    (214.90)     145.52    (40.22)     (276.58)      159.30    3,851.74
                                      ----------------------------------------------------------------------------------------------
Total property, plant and
   equipment in service                74,571.34     2,931.30  (1,521.57)     954.76   (103.18)   (5,395.07)    5,853.25   77,290.83
Construction in progress                5,669.76     3,551.30    (186.61)      67.35    (53.03)     (213.14)   (5,800.74)   3,034.89
Advances on property, plant and
   equipment                               53.02         9.90      (9.96)      20.23    (20.68)      (13.27)       13.96       53.20
Installation materials                    351.24       278.30     (42.17)       0.32     (6.53)     (159.41)     (267.63)     154.12
                                      ----------------------------------------------------------------------------------------------
Property, plant and equipment, gross   80,645.36     6,770.80  (1,760.31)   1,042.66   (183.42)   (5,780.89)     (201.16)  80,533.04
                                      ----------------------------------------------------------------------------------------------
Accumulated depreciation:
Structures                              2,147.42       236.59      (5.13)      15.45     65.78      (145.60)       17.93    2,332.44
Plant and machinery                     1,012.04       231.96     (24.08)      40.87    (22.45)      (56.32)       14.18    1,196.20
Telephone installations                35,974.46     5,210.54  (1,100.10)     201.15     30.88    (2,488.49)      147.84   37,976.28
Furniture, tools, etc                   2,074.89       548.01    (103.11)      88.43    (50.13)     (196.97)      (34.09)   2,327.03
------------------------------------------------------------------------------------------------------------------------------------
Total accumulated depreciation         41,208.81     6,227.10  (1,232.42)     345.90     24.08    (2,887.38)      145.86   43,831.95
------------------------------------------------------------------------------------------------------------------------------------
Allowances for decline in value           714.62        24.95    (669.25)          -     (0.91)       (9.26)       34.85       95.00
------------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net     38,721.93       518.75     141.36      696.76   (206.59)   (2,884.25)     (381.87)  36,606.09
------------------------------------------------------------------------------------------------------------------------------------

     The inclusions and exclusions of companies in 2002 include the effect of proportionally consolidating the joint venture Brasilcel, N.V. (see Note 2-c), which affected the net inclusions and exclusions by (Euro)492.80 million and (Euro)340.75 million, respectively. Also, the inclusion of Pegaso gave rise to net inclusions of (Euro)625.50 million.

     The retirements from "Telephone Installations" relate mainly to the dismantling of telephony plant (see Note 20) with a gross cost of
     (Euro)1,010.54 million in 2002.

     Noteworthy in both 2002 and 2001 were the investments made by Group companies, mainly in wireline telephony both in Spain and Latin America and in wireless telephony, which represent most of the additions to and related subsequent transfers from the "Construction in Progress" caption.

     The "Translation Differences" column includes both the effect of the variation in exchange rates on the beginning balances and the monetary adjustment applied by certain companies to their balances to adjust for inflation, in accordance with the accounting practices in their respective countries. The effect of exchange rates on the period variations is included in the appropriate column for each variation. As indicated in Notes 1 and 4-b, the effect of the devaluation of the Argentine peso and the performance of the Brazilian real in both years should be noted.

     As of December 31, 2002, the following items had been fully depreciated:

               -----------------------------------------------------------------
                                                             Millions of Euros
               -----------------------------------------------------------------

               Buildings and structures                             162.65
               Plant, machinery and tools                           728.09
               Telephone installations                           15,198.67
               Other property, plant and equipment                  996.47
               -----------------------------------------------------------------
               Total                                             17,085.88
               -----------------------------------------------------------------

     [LOGO]

     Telefonica de Espana's fixed assets used to provide services currently regulated by a concession cannot be mortgaged without prior administrative authorization.

     The Telefonica Group companies have taken out insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject. These policies include certain franchises for local and domestic long-distance networks and subscriber equipment.

     On December 31, 1996, Telefonica de Espana revalued its property, plant and equipment pursuant to Royal Decree-Law 7/1996. The Company had previously revalued its assets pursuant to the enabling legislation specifically applicable to Telefonica de Espana. The net increase in value resulting from these revaluations is being depreciated over the tax periods in the remaining useful lives of the revalued assets. The effect of this depreciation on the accompanying consolidated statement of operations is not material.

     The detail, as of December 31, 2002, of the property, plant and equipment owned by consolidated Group companies located abroad is as follows:

               ------------------------------------------------------
                                                        Millions
                                                        of Euros
               ------------------------------------------------------
               Cost                                     27,179.93
               Accumulated depreciation                (13,424.89)
               ------------------------------------------------------
               Total                                    13,755.04
               ------------------------------------------------------

     Allowances for decline in value

     The telecommunications market in Spain became fully deregulated on December 1, 1998. In 1999 certain regulatory measures were adopted, the main consequence of which was to accelerate the opening up to competition of the basic telephony service in Spain. These measures include most notably the approval of reductions in the regulated rates for local, long-distance and wireline-to-wireless services, although, per Group management estimates, the envisaged increase in monthly charges will not enable the effects of the current rate imbalance to be eliminated at medium term. Also approved on the same date were significant reductions in regulated circuit lease prices, to which must be added the entry into force in 2000 of obligatory operator pre-selection and number portability. In July 1999 the general application of the prices and conditions of the Reference Interconnection Offer (RIO), of particular relevance to wireless operators, came into force. Lastly, measures were taken to bring forward the introduction of competition in the local loop through application of ADSL technology and the immediate award of radio spectrum licenses for use in the local loop (LMDS technology).

     The Group has analyzed the impact at Telefonica de Espana of these measures on the recoverability of the value of certain assets, the investment in which was made in the past taking into account the prevailing regulatory framework, and above all, in fulfillment of the obligations for the provision of the universal service provided for in the State Contract entered into in 1991. As a result, in 1999 the Company recorded a provision of (Euro)1,322.56 million with a charge to extraordinary expenses.

     In subsequent years the related allowance was revalued and reversed as the estimated losses were allocated to the consolidated statement of operations, after including in the consolidated financial statements the losses arising as a result of the difference between the revenues, expenses and depreciation relating to these assets. Accordingly, (Euro)36.83 million and (Euro)668.41 million were reversed in 2002 and 2001, respectively, and these amounts were

     [LOGO]

     recorded under the "Variations in Fixed Asset and Control Portfolio Allowances". As of December 31, 2002, the allowance amounted to (Euro)3.44 million.

(8)  LONG-TERM INVESTMENTS

     The detail of the balances of the long-term investments and of the related investment valuation allowances as of December 31, 2002 and 2001, and of the variations therein in the years then ended, is as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                                Millions of Euros
------------------------------------------------------------------------------------------------------------------------------
                            Investments in
                              Associated       Other                   Guarantees and  Taxes Receivable
                              Companies     Investments   Other Loans  Deposits Given      (Note 18)     Allowances     Total
------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/00            2,301.63      1,382.91      1,594.09         35.84          2,666.11        (84.07)    7,896.51
------------------------------------------------------------------------------------------------------------------------------
Additions                        353.70         30.43        656.70        273.24          1,582.81        (68.85)    2,828.03
Sale of companies               (365.65)       (10.54)      (145.87)       (19.60)          (423.83)         2.07      (963.42)
Inclusion of companies             8.63             -         34.11          0.10              9.23             -        52.07
Exclusion of companies            (2.43)       (50.14)       (25.60)        (0.02)           (39.79)         0.52      (117.46)
Translation differences           (6.70)        (3.40)      (104.80)         0.85            (98.43)         9.96      (202.52)
Losses                          (376.50)            -             -             -                 -             -      (376.50)
Dividends                        (48.27)            -             -             -                 -             -       (48.27)
Transfers                      1,234.73       (478.48)        29.49        (57.43)            61.68       (178.36)      611.63
------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/01            3,099.14        870.78      2,038.12        232.98          3,757.78       (318.73)    9,680.07
------------------------------------------------------------------------------------------------------------------------------
Additions                        169.84          2.36        687.81        136.77          6,919.83        (75.29)    7,841.32
Sale of companies                (10.38)       (18.09)      (292.45)      (227.24)          (978.06)        17.63    (1,508.59)
Inclusion of companies             0.40             -        236.18          2.29             17.21             -       256.08
Exclusion of companies            (4.72)            -        (48.11)        (1.45)           (34.90)         0.45       (88.73)
Translation differences         (295.91)       (30.32)        27.75        (10.34)          (265.65)        13.12      (561.35)
Losses                          (527.88)            -             -             -                 -             -      (527.88)
Dividends                        (58.16)            -             -             -                 -             -       (58.16)
Transfers                       (291.14)       107.30       (424.04)        27.76            263.21         67.28      (249.63)
------------------------------------------------------------------------------------------------------------------------------
Balance at 12/31/02            2,081.19        932.03      2,225.26        160.77          9,679.42       (295.54)   14,783.13
------------------------------------------------------------------------------------------------------------------------------

     The additions to and retirements from the "Investments in Associated Companies" and "Other Investments" accounts reflect the amount of the investments detailed in the variations in the consolidated Group as of December 31, 2002 and 2001, described in Exhibit II. The transfers of associated companies in 2001 relate mainly to Ipse 2000, which holds the Italian UMTS license (see Note 2-c).

     The "Other Loans" caption includes the investment of the net level premium reserves of the Group's insurance companies, mainly in government debentures, government debt securities and long-term deposits amounting to
     (Euro)823.44 million and (Euro)743.55 million as of December 31, 2002 and 2001, respectively, which earn average returns of between 4.52% and 5.30% (2.98% in the case of money market assets). The "Short-Term Investments - Short-Term Investment Securities" caption in the consolidated balance sheet as of December 31, 2002, includes (Euro)405.90 million ((Euro)117.71 million in 2001) recorded to cover commitments, which are accounted for as "Technical Reserves" (see Note 14).

     As of December 31, 2002, the Telefonica Group had granted long-term loans totaling (Euro)811.76 million to the associated company DTS Distribuidora de Television Digital, S.A. (Via Digital), and this amount is recorded under the "Other Loans" caption. Also, the short-term "Accounts Receivable
     - Receivable from Associated Companies" caption included balances receivable totaling (Euro)45.50 million relating to loans and trade accounts receivable.

     The "Taxes Receivable" caption includes the long-term deferred tax assets, which are grouped together under the "Long-Term Investments" caption on the asset side of the

     [LOGO]

     consolidated balance sheet in accordance with an ICAC Resolution on Valuation Standard 16 of the Spanish National Chart of Accounts, and the tax credits taken in the year (see Note 18).

  In 2002 the Telefonica Group sold the following investments in various companies with the results detailed below:

-------------------------------------------------------------------------------
                                            Percentage of    Millions of Euros
                                            Capital Stock  --------------------
                                                Sold            Gain (Loss)
-------------------------------------------------------------------------------
Subsidiaries and associated companies:
European Telecom International, GmbH             100%             (38.79)
Uniprex Onda Cero Group                          100%              35.82
Hispasat, S.A.                                  4.11%              26.10
Azul Television                                  100%            (162.78)
Sonda Group                                       25%              (1.62)
Lycos Korea                                    44.82%              10.62
Sympatico Lycos                                   27%               8.49
Other                                                              15.04
-------------------------------------------------------------------------------
Net loss                                                         (107.12)
-------------------------------------------------------------------------------

  The Group and associated companies listed on stock markets are as follows:

  -  Telefonica, S.A.
  -  Telefonica Moviles, S.A.
  -  Telefonica Publicidad e Informacion, S.A.
  -  Terra Networks, S.A.
  -  Lycos Europe, N.V.
  -  Amper, S.A.
  -  Compania de Telecomunicaciones de Chile, S.A.
  -  Telefonica de Argentina, S.A.
  -  Telefonica del Peru, S.A.A.
  -  Compania Anonima Nacional de Telefonos de Venezuela, C.A. (CANTV)
  -  Portugal Telecom, S.A.
  -  Telecomunicacoes de Sao Paulo, S.A. (Telesp)
  -  Tele Sudeste Celular Participacoes, S.A.
  -  Telesp Celular Participacoes, S.A.
  -  Tele Leste Celular Participacoes, S.A.
  -  Celular CRT Participacoes, S.A.
  -  Pearson P.L.C.
  -  Infonet Services Corporation.
  -  Telefonica Moviles El Salvador, S.A. de C.V.
  -  Telefonica Data Brasil Holding, S.A.
  -  CTC Transmisiones Regionales, S.A. (CTC Mundo)
  -  Fastibex, S.A.
  -  Telefonica Moviles Argentina, S.A.

    [LOGO]

    -  Telefonica Holding de Argentina, S.A.
    -  Telefonica Data Argentina, S.A.
    -  Telefonica Data Peru, S.A.A.
    -  Telefonica Moviles Peru Holding, S.A.A.

    Short-term investments

    This caption in the accompanying consolidated balance sheet as of December 31, 2002, includes basically the following items:

    - The investment in short-term assets of cash surpluses arising at Telefonica, which amounted to ((Euro)1,274.37 million ((Euro)11.40 million in 2001), and the investments made with the net level premium reserves of the Group's insurance companies, which amounted to ((Euro)448.90 million ((Euro)276.23 million in 2001).

    - The short-term investments of the Terra Lycos Group recorded under the "Short-Term Investment Securities" caption, which amounted to ((Euro)
       367.79 million ((Euro)591.59 million in 2001).

    - The investments relating to the Telefonica Internacional Group recorded under the "Other Loans" caption, which amounted to ((Euro)493.46 million ((Euro) 706.99 million in 2001).

(9) DEFERRED CHARGES

    The breakdown of the balance of this caption and the amortization schedule are as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                          Millions of Euros
                                          ----------------------------------------------------------------------------------------
                                                                  Maturity                               Balance at   Balance at
-----------------------------------------------------------------------------------------------------
                                                                                         Subsequent        12/31/02    12/31/01
                                            2003     2004     2005      2006      2007     Years
                                          -----------------------------------------------------------------------------------------
Supplementary pension payments
    to retired employees                   63.52     63.43    61.59     61.59     30.79         -           280.92     338.73
    (shortfall) (Notes 4-g and 14)
Debt arrangement expenses                   5.36     38.97    33.65     24.44     17.95     99.90           220.27     119.30
Executive loyalty-building                 14.62      0.93        -         -         -         -            15.55      23.89
    program (Notes 4-g and 20)
Interest on long-term promissory            7.31      7.00     7.01      7.05      7.13     23.29            58.79      69.34
    notes
Interest on financial lease                 2.15      1.45     0.63      0.47      0.49      7.71            12.90      13.56
    contracts
Externalization of commitments
    (Note 4-g)                             12.60     11.76    10.44      8.91      7.47     18.64            69.82          -
Other deferred charges                     37.45     25.68    16.12     10.48      8.40     45.90           144.03     146.12
-----------------------------------------------------------------------------------------------------------------------------------
Total                                     143.01    149.22   129.44    112.94     72.23    195.44           802.28     710.94
-----------------------------------------------------------------------------------------------------------------------------------

    [LOGO]

    (10)  TRADE RECEIVABLES

          The detail of the balances of this caption as of December 31, 2002 and 2001, is as follows:

                  -------------------------------------------------------------------
                                                               Millions of Euros
                                                        -----------------------------
                                                         Balance at     Balance at
                                                          12/31/02       12/31/01
                  -------------------------------------------------------------------
                      Trade receivables billed            3,607.81       3,005.49
                      Doubtful trade receivables            773.53       1,606.11
                      Other receivables                      45.73          47.16
                                                        -----------------------------
                      Services billed                     4,427.07       4,658.76
                      Unbilled services                   1,495.81       2,124.48
                                                        -----------------------------
                      Trade receivables                   5,922.88       6,783.24
                                                        -----------------------------
                      Allowance for bad debts            (1,663.56)     (1,692.89)
                                                        -----------------------------
                      Net total                           4,259.32       5,090.35
                  -------------------------------------------------------------------

          The "Unbilled Services" account includes the connection, monthly and meter service charges not yet billed by the Group operators. This amount arises because these companies' subscriber billing schedules do not coincide with December 31 (see Note 4-q).

          The balance of the public-sector trade receivables in the countries in which the Group operates amounted to (Euro)352.86 million as of December 31, 2002 ((Euro)410.16 million as of December 31, 2001).

          In 2002 provisions totaling (Euro)555.64 million were recorded to the allowance for bad debts.

    (11)  STOCKHOLDERS' EQUITY

          The detail of the balances of equity accounts and of the variations therein in 2002 and 2001 is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Millions of Euros
                              ------------------------------------------------------------------------------------------------------
                               Balance   Distribution                        Balance  Distribution                       Balance
                                  at       of 2000      Other      Capital      at       of 2001      Other     Capital      at
                               12/31/00    Income     Variations   Increase  12/31/01   Income     Variations  Increase   12/31/02
------------------------------------------------------------------------------------------------------------------------------------
Capital stock                 4,340.71          -            -     331.21    4,671.92          -            -    188.74    4,860.66
Additional paid-in capital   10,987.99          -            -     682.03   11,670.02          -            -         -   11,670.02
Revaluation reserves          3,235.66          -            -    (176.02)   3,059.64          -            -   (188.74)   2,870.90
Unrestricted reserves         3,787.48     (57.11)     (350.39)         -    3,379.98     329.65     1,106.74         -    4,816.37
Reserve for treasury stock      198.19          -        62.51          -      260.70          -        73.86         -      334.56
Other restricted reserves       657.97          -            -          -      657.97          -            -         -      657.97
Consolidation reserves        1,200.25   2,561.92      (429.30)         -    3,332.87   1,777.16    (1,239.89)        -    3,870.14
Translation differences in     (982.51)         -    (2,295.78)         -   (3,278.29)         -    (3,229.53)        -   (6,507.82)
  consolidation
Income (Loss) for the year    2,504.81  (2,504.81)    2,106.81          -    2,106.81  (2,106.81)   (5,576.80)        -   (5,576.80)
------------------------------------------------------------------------------------------------------------------------------------
Total                        25,930.55          -      (906.15)    837.22   25,861.62          -    (8,865.62)        -   16,996.00
------------------------------------------------------------------------------------------------------------------------------------

          The "Other Variations" column for 2002 relating to the "Unrestricted Reserves" and "Consolidation Reserves" accounts relates mainly to the dividends paid to the Parent Company by its subsidiaries.

          a)   Capital stock

               As of December 31, 2002, Telefonica, S.A.'s capital stock amounted to (Euro)4,860,661,286 and consisted of 4,860,661,286 fully paid common shares of a single series and of (Euro)1 par value each, all recorded by the book-entry system traded on the Spanish computerized trading system ("Continuous Market") (in the selective "Ibex

[LOGO]

     35" Index), on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.

     Pursuant to Royal Decree 8/1997, the prior administrative authorization system applies to certain corporate resolutions that might be adopted by Telefonica, S.A., Telefonica Moviles, S.A. and Telefonica de Espana, S.A., and to certain others which may give entitlement to the direct or indirect acquisition, including third-party trusts or interposed third parties, of shares or certain assets of Telefonica, S.A., Telefonica Moviles, S.A. or Telefonica de Espana, S.A. The administrative authorization system will remain in force for ten years from February 18, 1997.

     On June 15, 2001, the Stockholders' Meeting authorized the Board of Directors to increase the Company's capital, at one or several times within a maximum period of five years from that date, under the terms provided by
     Article 153.1 b) of the Spanish Corporations Law (authorized capital) up to a maximum of (Euro)2,274,677,655, by issuing for this purpose the related new common shares, be they redeemable or of any other type permitted by the Law, with a fixed or variable premium, with or without preemptive subscription right and, in all cases, with disbursements for the new shares issued in the form of monetary contributions. As of December 31, 2002, the Board of Directors had not made use of this authorization.

     Also on June 15, 2001, the Stockholders' Meeting approved two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, which were carried out in the first few months of 2002, as indicated below.

     In addition, on June 15, 2001, the Stockholders' Meeting resolved to empower the Board of Directors to issue, within a maximum period of five years, at one or several times, fixed-income securities convertible into or exchangeable for Company shares, up to a maximum amount of (Euro)2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. As of December 31, 2002, the Board of Directors had not made use of these powers.

     Furthermore, on April 12, 2002, the Stockholders' Meeting resolved to approve two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned totally free of charge to the Company's stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. Before December 31, 2002, the Board of Directors resolved to carry out the first of the two aforementioned capital increases, for a par value of (Euro)97,213,225, in January and February 2003 (see Note 23).

     Also on April 12, 2002, the Stockholders' Meeting resolved to issue fixed-income securities convertible into new Company shares and/or exchangeable for existing shares of the Company or of any of the Group companies, with disapplication of the preemptive subscription right, for a total maximum amount of (Euro)2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. It also granted the Board of Directors the necessary powers to implement the resolution adopted by the Stockholders' Meeting and to determine the features of the issue and capital increase not specified by the latter, including the express power to refrain from implementing,

[LOGO]

          or to only partially implement, this resolution. As of December 31, 2002, the Board of Directors had not made use of these powers to implement this resolution.

          In addition, on April 12, 2002, the Stockholders' Meeting resolved to increase capital by (Euro)2,180,809 through the issuance of new common shares with additional paid-in capital of (Euro)11.61 per share to cater for the needs derived from the establishment of a stock option plan for the employees of the Endemol Group. It also granted the Board of Directors the necessary powers to implement the capital increase resolution, including the express power to refrain from implementing the resolution. In a resolution dated December 18, 2002, the Board of Directors expressly decided not to implement the aforementioned resolution to increase capital, and opted to cover the stock option plan referred to above by a means other than through a capital increase with the issuance of new shares (i.e., through the prior acquisition of Telefonica shares on the stock market).

          Also on April 12, 2002, the Stockholders' Meeting authorized the Board of Directors to derivatively acquire treasury stock, for consideration, up to the limits and pursuant to the terms and conditions established by the Stockholders' Meeting, within a maximum period of 18 months from that date. However, it established that in no case could the par value of the shares acquired, added to that of the treasury stock already held by Telefonica, S.A. and any of its controlled subsidiaries, exceed 5% of the capital stock of Telefonica.

          As of December 31, 2002 and 2001, the Telefonica Group companies held the following shares of the Parent Company, Telefonica, S.A.:

--------------------------------------------------------------------------------------------------------------------

                                     Number of Shares         Cost per Share (*)      Market Value         %

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Treasury stock at 12/31/02              91,631,076               8.53 (Euro)             781.61          1.88516
--------------------------------------------------------------------------------------------------------------------
Treasury stock at 12/31/01              45,440,901              14.22 (Euro)             646.17          0.97264

(*) Lower of the market value of the treasury stock at year-end or the average market price in the last quarter. As indicated in Note 4-i, a drop in the market value of the shares would lead to the recording of additional provisions with a charge to consolidated income, but would not affect the total amount of consolidated equity.

          In 2002 the Company acquired for consideration 55,169,765 shares of treasury stock and 1,819,821 shares were assigned to it in the capital increases at no charge to stockholders. Also, 799,411 shares were used to acquire holdings in certain Brazilian companies from Iberdrola, S.A. (see Note 2-c), and 10,000,000 shares were sold, giving rise to a loss of (Euro)1.79 million. The average acquisition cost of the shares of treasury stock as of December 31, 2002 and 2001, was (Euro)11.65 and (Euro)14.85 per share, respectively.

          The consolidated balance sheets as of December 31, 2002 and 2001, include the acquisition cost of the shares of treasury stock ((Euro)1,067.94 million and (Euro)674.73 million, respectively) net of allowances of (Euro)733.38 million and (Euro)414.03 million, respectively, the provisions to which were recorded, in accordance with current accounting regulations (see Note 4-i), with a charge to the consolidated statement of operations in respect of the market value of these shares ((Euro)286.33 million and (Euro)26.29 million as of December 31, 2002 and 2001, respectively) and with a charge to unrestricted reserves in respect of the amount by which the market value exceeds the underlying book value ((Euro)447.05 million and (Euro)387.74 million in 2002 and 2001, respectively). The provision recorded with a charge to the 2002 consolidated statement of operations amounted to (Euro)288.09 million (see Note 20).

[LOGO]

     The Company has recorded the related restricted reserve for the amount of these shares of treasury stock. Also, in 2002 and 2001 it recorded provisions of (Euro)59.29 million and (Euro)387.74 million, respectively, with a charge to the "Unrestricted Reserves" caption on the asset side of the accompanying consolidated balance sheets to reflect the underlying book value of the treasury stock (see Note 4-i).

     Variations in capital stock and additional paid-in capital in 2002

     The variations in 2002 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:

---------------------------------------------------------------------------------------------------------
                                                                                 Millions of Euros
                                                                           ------------------------------
                                                Date of        Number                       Additional
                                              Share Issue     of Shares    Capital Stock  Paid in Capital
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                                4,671,915,885    4,671.92        11,670.02
---------------------------------------------------------------------------------------------------------
Capital increase at no cost to stockholders    02/13/02        93,438,317       93.44                -
Capital increase at no cost to stockholders    04/12/02        95,307,084       95.30                -
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                4,860,661,286    4,860.66        11,670.02
---------------------------------------------              ----------------------------------------------

     The capital increases carried out and formalized in 2002 were as follows:

     . On February 13, 2002, the notarial deed of formalization and execution of a capital increase at Telefonica, S.A. was executed. This capital increase, for a par value of (Euro)93,438,317, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of (Euro)1 par value each, which were assigned to the Company's stockholders free of charge at a ratio of one new share for every 50 shares held by them.

        Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 26, 2002.

     . On April 12, 2002, the notarial deed of formalization and execution of a further capital increase at Telefonica, S.A. was executed. This capital increase, for a par value of (Euro)95,307,084, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of (Euro)1 par value each, which were assigned to the Company's stockholders free of charge at a ratio of one new share for every 50 shares held by them.

        Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from April 30, 2002.

     As a result of these two capital increases with a charge to unrestricted reserves, the capital stock of Telefonica, S.A. amounted to
     (Euro)4,860,661,286. This figure remained unchanged through December 31, 2002.

[LOGO]

     Variations in capital stock and additional paid-in capital in 2001

     The variations in 2001 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:

---------------------------------------------------------------------------------------------------------
                                                                                Millions of Euros
                                                                          -------------------------------
                                               Date of        Number                        Additional
                                             Share Issue     of Shares    Capital Stock   Paid-in Capital
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                               4,340,710,735      4,340.71       10,987.99
---------------------------------------------------------------------------------------------------------
Capital increase at no cost to stockholders   01/25/01        86,814,214         86.82               -
TIES program                                  02/14/01         1,123,072          1.13            4.49
TIES program                                  02/20/01        31,504,244         31.51          126.02
Capital increase at no cost to stockholders   04/03/01        89,203,045         89.20               -
Acquisition of wireless business in Mexico
   from Motorola                              06/19/01       122,560,575        122.55          551.52
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                               4,671,915,885      4,671.92       11,670.02
---------------------------------------------            ------------------------------------------------

     The capital increases carried out and formalized in 2001 were as follows:

     . In January 2001 the first of the two capital increases of Telefonica, S.A. approved by the Stockholders' Meeting on April 7, 2000, and which the Board of Directors agreed to implement on December 20, 2000, was carried out with a charge to unrestricted reserves. Under the capital increase, 86,814,214 common shares of the Company of (Euro)1 par value each were issued, thereby increasing the capital stock by
        (Euro)86,814,214. The new shares issued were assigned to the stockholders free of charge at a ratio of 1 new share for every 50 shares already held by them.

        The capital increase was executed in a public deed and registered at the Mercantile Registry on January 25, 2001, and the new shares were admitted to listing on the official markets from February 2, 2001.

     .  A first capital increase at Telefonica, S.A., for a par value of
        (Euro)1,123,072, through the issuance of the same number of new common shares of the Company, of the same class and series and carrying the same rights as the outstanding shares, and with additional paid-in capital of (Euro)4 per share, was executed in a public deed on February 14, 2001. The new shares were fully subscribed and paid, through a monetary contribution, by the employees of several Telefonica Group companies who decided to participate in the stock option plan known as the TIES Program aimed at Group employees (see Note 20).

        Following registration of the aforementioned capital increase deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 16, 2001.

     . On February 20, 2001, the notarial deed of formalization and execution of a second capital increase at Telefonica, S.A. was executed. This capital increase, for a par value of (Euro)31,504,244, was carried out through the issuance of an equal number of common shares of the same class and series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of (Euro)4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by Banco Bilbao Vizcaya Argentaria, S.A. (50%) and Caja de Ahorros y Pensiones de Barcelona "La Caixa" (50%) as the agent banks of the aforementioned TIES program (see Note 20).

[LOGO]

        Following registration at the Mercantile Registry of the public deed for this second capital increase covering the TIES Program, the new shares thus issued were admitted to listing on official markets from March 1, 2001.

     . In March 2001 the second of the capital increases at Telefonica, S.A. approved by the Stockholders' Meeting on April 7, 2000, and which the Board of Directors agreed to implement on January 24, 2001, was carried out with a charge to unrestricted reserves. Under the capital increase, 89,203,045 common shares of the Company of (Euro)1 par value each were issued, thereby increasing the capital stock by (Euro)89,203,045. The new shares issued were assigned to the stockholders free of charge at a ratio of 1 new share for every 50 shares already held by them.

        The capital increase was executed in a public deed on March 30, 2001, and registered at the Mercantile Registry on April 3, 2001, and the new shares were admitted to listing on the official markets from April 9, 2001.

     . On June 18, 2001, the notarial deed of formalization and execution of the capital increase at Telefonica, S.A. approved by the Company's Stockholders' Meeting on June 15, 2001, was executed. Capital was increased through the issuance of 122,560,575 common shares of the Company of (Euro)1 par value each, of the same series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of (Euro)4.50 per share; these shares were subscribed and their par value and additional paid-in capital were paid in full through a nonmonetary contribution to Telefonica, S.A. of various Mexican companies owned by the Motorola Group, which entailed the direct or indirect acquisition by Telefonica, S.A. of all the shares of Telefonica Celular del Norte, S.A. de C.V., Celular de Telefonia, S.A. de C.V. and Baja Celular Mejicana, S.A. de C.V., and of holdings of 90% in Movitel del Noroeste, S.A. de C.V., Moviservicios, S.A. de C.V. and Movicelular, S.A. de C.V. (see Exhibit II).

        The number of issued shares subscribed and paid by the persons or entities that transferred the aforementioned Mexican cellular companies was determined by applying the following variables defined by Telefonica, S.A.'s Stockholders' Meeting and Board of Directors' Meeting on June 15, 2001.

        - Value of the contributed assets for the purpose of their exchange for shares of Telefonica: (Euro)2,173,742,973.96. This amount is the result of applying the U.S. dollar/euro exchange rate of US$ 0.8492/(Euro)1 prevailing on June 14, 2001, to the amount of US$ 1,857,300,000 (initial valuation), less US$ 14,123,000 (debt adjustment), plus US$ 2,765,533.49 (interest accrued through the exchange transaction date).

        - Value of the Telefonica shares to be exchanged: (Euro)17.6355 each, i.e. an amount equal to the average market price of the Company's shares in the 20 trading sessions prior to the date on which the Stockholders' Meeting which approved the capital increase was held (June 15, 2001).

        - Cash disbursement: (Euro)12,325,950.35, equal to 10% of the result of dividing the value of the assets by the value of each Telefonica share.

        The aforementioned public deed of capital increase stated that, solely for the purpose of evidencing the full payment of the capital increase and the additional paid-in capital, pursuant to Article 133.1 of the Mercantile Registry Regulations, regardless of the criteria used to determine the exchange ratio, a total value of

[LOGO]

        (Euro)674,083,162.50 was attributed to the nonmonetary contribution, which is lower than that established by the independent appraiser appointed by the Madrid Mercantile Registry, and is also lower than that used as a reference for setting the exchange ratio.

        This capital increase was registered at the Madrid Mercantile Registry on June 19, 2001, and the new shares issued were admitted to listing on official markets from June 25, 2001.

b)   Legal reserve

     Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

c)   Revaluation reserves

     The balance of the "Revaluation Reserves" caption arose as a result of revaluations made from 1946 to 1987 and of the revaluation made pursuant to Royal Decree-Law 7/1996.

     The detail as of December 31, 2002 and 2001, of the balances of the revaluation reserves, which amounted to (Euro)2,870.90 million and
     (Euro)3,059.64 million, respectively, and of the variations therein in 2002 and 2001, is as follows:

        ------------------------------------------------------------------------
                                                               Millions of Euros
        ------------------------------------------------------------------------
        Revaluations made from 1946 to 1987                        4,478.76
        Revaluation made pursuant to Royal Decree-Law 7/1996       1,357.40
        Amounts used:
        Capital increases from 1977 to 1986                         (447.68)
        Transfer to provisions in 1982                              (113.16)
        Single tax on revaluation, Royal Decree-Law 7/1996           (40.72)
        Other variations from 1981 to 1986                           (15.45)
        Amount used in 1998                                       (1,795.07)
        1999 capital increase                                       (188.42)
        ------------------------------------------------------------------------
        Balance at 12/31/00                                        3,235.66
        ------------------------------------------------------------------------
        Capital increase on January 25, 2001                         (86.82)
        Capital increase on April 3, 2001                            (89.20)
        ------------------------------------------------------------------------
        Balance at 12/31/01                                        3,059.64
        ------------------------------------------------------------------------
        Capital increase on February 13, 2002                        (93.44)
        Capital increase on April 12, 2002                           (95.30)
        Balance at 12/31/02                                        2,870.90
        ------------------------------------------------------------------------

     The balance of the "Revaluation Reserve Royal Decree-Law 7/1996" account can be used, free of tax, to offset recorded losses which might arise in the future, and to increase capital stock. From January 1, 2007 (ten years from the date of the balance sheet reflecting the revaluations), the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

[LOGO]

d)   Consolidation reserves

     The detail of the consolidation reserves as of December 31, 2002, and of the variations therein in 2002 is as follows:

--------------------------------------------------------------------------------------------------------
                                                                    Millions of Euros
                                                  ------------------------------------------------------
                                                  Balance at                                Balance at
                                                   12/31/01     Increase      Decrease       12/31/02
--------------------------------------------------------------------------------------------------------
Fully consolidated companies                       3,773.35     3,217.16     (2,587.86)      4,402.65
Companies accounted for by the equity method        (440.48)       69.26       (161.29)       (532.51)
--------------------------------------------------------------------------------------------------------
Total                                              3,332.87     3,286.42     (2,749.15)      3,870.14
--------------------------------------------------------------------------------------------------------

     The detail of the consolidation reserve as of December 31, 2001, and of the variations therein in 2001 is as follows:

-------------------------------------------------------------------------------------------------------
                                                                   Millions of Euros
                                                  -----------------------------------------------------
                                                  Balance at                                Balance at
                                                   12/31/00     Increase      Decrease       12/31/01
-------------------------------------------------------------------------------------------------------
Fully consolidated companies                       1,045.78     4,727.86     (2,000.29)      3,773.35
Companies accounted for by the equity method         154.47       313.75       (908.70)       (440.48)
-------------------------------------------------------------------------------------------------------
Total                                              1,200.25     5,041.61     (2,908.99)      3,332.87
-------------------------------------------------------------------------------------------------------

     The variations shown in the foregoing tables relate mainly to prior years' retained earnings (increases) and to dividends paid and losses incurred by the companies (decreases).

     The detail of the contribution made by the Group companies to the consolidated reserves is shown in Exhibit I.

e)   Translation differences in consolidation

     The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after elimination of intercompany transactions and balances (see Note 4-b). This caption also includes the exchange differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange risk on these investments.

     The detail of the contribution made by the Group companies to the translation differences in consolidation is shown in Exhibit I.

[LOGO]

(12) MINORITY INTERESTS

     This caption relates to the share of minority stockholders in the equity and income/loss for the year of the fully consolidated Group companies. The variations in 2002 and 2001 in the balances of this caption in the consolidated balance sheets were as follows:

     ---------------------------------------------------------------------
                                                         Millions of Euros
     ---------------------------------------------------------------------
     Balance at 12/31/00                                     9,329.80

     ---------------------------------------------------------------------
     Capital contribution and inclusion of companies           215.55
     Loss for the year                                        (271.01)
     Variation in translation differences                     (215.49)
     Other variations                                       (1,130.20)
     Capital reduction and exclusion of companies             (373.23)
     Dividend paid                                            (121.87)
     ---------------------------------------------------------------------
     Balance at 12/31/01                                     7,433.55
     ---------------------------------------------------------------------
     Capital contribution and inclusion of companies         3,325.65
     Preferred share issue                                   2,000.00
     Loss for the year                                      (5,795.61)
     Variation in translation differences                     (990.51)
     Other variations                                         (142.70)
     Capital reduction and exclusion of companies             (108.33)
     Dividend paid                                            (109.12)
     ---------------------------------------------------------------------
     Balance at 12/31/02                                     5,612.93
     ---------------------------------------------------------------------

     The detail of the balances of this caption and of the variations relating to the main Group companies is shown in Exhibit IV.

     The capital contributions and inclusions of companies in 2002 relate mainly to the conversion of debt to equity at Group 3G UMTS Holding GmbH, which gave rise to an increase of (Euro)3,051.36 million in the liability relating to minority interests (see Note 19).

     The balance of the "Preferred Share Issue" account relates to the share issue launched by the Telefonica subsidiary Telefonica Finance USA, LLC for
     (Euro)2,000 million in December 2002.

     The features of this share issue were as follows:

     -    Dividend: variable and non-cumulative:

          - Through December 30, 2012, the dividend will be 3-month Euribor with a maximum of 7% APR and a minimum of 4.25% APR; and

          -    From that date on, 3-month Euribor plus a spread of 4% APR.

     -    Dividend payment:

          -    dividends will be paid quarterly in arrears.

          - payment of dividends is conditional upon the Telefonica Group having reported consolidated net income.

     - Term: perpetual, with the option for the issuer of total or partial early redemption, from December 30, 2012, and at face value, of the shares issued.

     - Remuneration: preferred, non-cumulative dividends, conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares.

     -    Guarantee: irrevocable joint and several Telefonica, S.A. guarantee.

     -    Voting rights: none

[LOGO]

     The balance of the "Loss for the Year" account in 2002 includes most notably the losses amounting to (Euro)874.38 million and (Euro)4,580.32 million incurred in the year by the Terra Lycos Group and the Telefonica Moviles Group, respectively, and attributed to the minority stockholders of these groups (see Note 1).

(13) DEFERRED REVENUES

     The detail of the balances of this caption in the accompanying consolidated balance sheets and of the variations therein in 2002 and 2001 is as follows:

 ----------------------------------------------------------------------------------------------------------
                                                                   Millions of Euros
 ----------------------------------------------------------------------------------------------------------
                                                                       Accrual of
                                      Capital       Exchange           Investment
                                     Subsidies       Gains        Tax Credit (Note 18)    Other     Total
 ----------------------------------------------------------------------------------------------------------
 Balance at 12/31/00                    368.25          4.23             160.83           908.70   1,442.01
 ----------------------------------------------------------------------------------------------------------
 Additions                               12.88         60.85               0.05           231.15     304.93
 Transfers and other variations           0.01        (0.51)               4.67            (3.19)      0.98
 Allocation to income                  (80.03)       (63.02)             (63.63)         (395.49)   (602.17)
 ----------------------------------------------------------------------------------------------------------
 Balance at 12/31/01                    301.11          1.55             101.92           741.17   1,145.75
 ----------------------------------------------------------------------------------------------------------
 Additions                                0.96         36.51              91.88            99.73     229.08
 Transfers and other variations         (0.21)          4.71              (0.65)         (201.50)   (197.65)
 Allocation to income                  (63.79)       (39.31)             (36.09)         (157.53)   (296.72)
 ----------------------------------------------------------------------------------------------------------
 Balance at 12/31/02                    238.07          3.46             157.06           481.87     880.46
 ----------------------------------------------------------------------------------------------------------

     The "Other" caption includes (Euro)143.80 million and (Euro)225.00 million as of December 31, 2002 and 2001, respectively, relating to the revenue to be collected in the five years following 1999 for the future deduction at Telesp of amortization of goodwill, which is tax deductible at that company.

     The "Other" caption in the foregoing table also includes (Euro)186.41 million and (Euro)318.69 million as of December 31, 2002 and 2001, respectively, as a result of the negotiations between certain Brazilian subsidiaries and their employees, which disclosed the possibility of allocating to income over the remaining years of working life of the employees covered by the new pension plan the amounts provisioned in previous years under the terms and conditions then prevailing. The revaluation of the terms existing at 2002 and 2001 year-end in connection with these employees led to the allocation in 2001 of (Euro)172.16 million to the "Extraordinary Revenues" caption in the consolidated statement of operations (see Note 20).

     This caption also includes (Euro)101.45 million as of December 31, 2002, relating to the amounts collected by Telefonica de Espana and Emergia from other operators for the use of underwater cable systems.

     Capital subsidies

     The detail of the capital subsidies not yet allocated to income is as follows:

[LOGO]

                                                                   ----------------------------
                                                                        Millions of Euros
              ---------------------------------------------------------------------------------
                                  Grantor                            12/31/02      12/31/01
              ---------------------------------------------------------------------------------
              Official agencies, autonomous community governments,
                provincial and municipal governments and other         49.58         70.42
              EU-
              STAR Programme                                            4.19         10.39
              ERDF Programme                                            6.57         10.56
              IRTA Programme                                            0.70          2.34
              ERDF 94/95 Operating Programme                          169.99        199.96
              Other                                                     7.04          7.44
              ---------------------------------------------------------------------------------
              Total                                                   238.07        301.11
              ---------------------------------------------------------------------------------

     (14) PROVISIONS FOR CONTINGENCIES AND
          EXPENSES

          The detail of the balances of the provisions for contingencies and expenses and of the variations therein in 2002 and 2001 is as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                     Millions of Euros
                           ------------------------------------------------------------------------------------------------------
                                       Balance at             Amounts   Incl. of         Balance at            Amounts  Incl. of
                                        12/31/00  Provisions   Used    Companies Other    12/31/01  Provisions  Used    Companies
---------------------------------------------------------------------------------------------------------------------------------
Provision for supplementary
  pension payments to retired
  employees (Note 9)                     382.05     23.52     (108.03)      -         -     297.54     15.89     (0.43)      -
Group insurance                          101.55     10.48       (0.95)      -         -     111.08     12.04     (1.40)      -
Provision for preretirement,
   social security expenses and
   voluntary severance                 4,000.21    220.91     (731.80)      -         -   3,489.32    222.41   (428.76)      -
Technical reserves (Note 4-m)            892.12     61.55           -       -         -     953.67     17.24   (258.34)      -
Provision for pension funds of
   other companies                       235.96     19.89       (4.03)   0.05    (70.00)    181.87     22.54    (28.33)      -
UMTS provision                                -         -           -       -         -          -  2,371.46    (72.49)      -
Other provisions                       1,275.91    174.63     (589.90)  (0.01)   (31.41)    829.22    348.93    (73.78)  60.46
---------------------------------------------------------------------------------------------------------------------------------
Total                                  6,887.80    510.98   (1,434.71)   0.04   (101.41)  5,862.70  3,010.51   (863.53)  60.46
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------

                                       ------------------------
                                         Transfer   Balance at
                                         and Other   12/31/02
---------------------------------------------------------------
Provision for supplementary
  pension payments to retired
  employees (Note 9)                       (313.00)           -
Group insurance                            (112.68)        9.04
Provision for preretirement,
   social security expenses and
   voluntary severance                   (2,148.95)    1,134.02
Technical reserves (Note 4-m)             2,574.68     3,287.25
Provision for pension funds of
   other companies                          (53.98)      122.10
UMTS provision                                   -     2,298.97
Other provisions                             (1.30)    1,163.53
---------------------------------------------------------------
Total                                       (55.23)    8,014.91
---------------------------------------------------------------

          The main provisions and commitments to employees recorded under this caption in the accompanying consolidated balance sheets are as follows:

          Supplementary pension payments to employees who retired before June 30, 1992

          On July 8, 1992, Telefonica reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP. Once the aforementioned supplementary pension payments have been quantified, they become fixed, lifelong and non-updateable. 60% of the payments are transferable to the surviving spouse recognized as such as of June 30, 1992, and to underage children.

          In accordance with an actuarial study conducted by Telefonica, applying GRM-F80 tables and an assumed interest rate of 8%, as of June 30, 1992, the discounted present value of the commitments amounted to
          (Euro)793.49 million, and this amount was recorded under the "Provisions for Contingencies and Expenses" caption. Through that date, the Company had recorded provisions totaling (Euro)86.28 million in this connection. The resulting underprovision ((Euro)707.21 million) was recorded under the "Deferred Charges" caption and has been allocated to income since that date by the straight-line method over 15 years, the estimated average remaining life of the retired employees (1992-2007). Subsequently, in 1996 and 1997, the assumed interest rate was reduced to 6.3% and the necessary provision

     [LOGO]

     was recalculated accordingly. As of December 31, 2002, the amount yet to be charged to income was (Euro)277.14 million ((Euro)338.73 million in 2001) (see Note 9).

     In accordance with Private Insurance Law 30/1995, on November 1, 1997, these commitments were externalized through an insurance policy (which was adapted before November 16, 2002, pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security measures and Royal Decree 1588/1999 enacting the regulations on the instrumentation of employers' pension commitments to employees and beneficiaries) taken out with the Group company Seguros de Vida y Pensiones Antares, S.A.

     Group life insurance (internal allowance for survivorship benefits)

     Serving employees who did not join the pension plan continue to be entitled to receive survivorship benefits at the age of 65. Telefonica de Espana has recorded a provision to cover these commitments, based on the actuarial calculations made under the following assumptions: GRM/F-95 mortality table and an assumed interest rate of 4%. Most of these commitments were externalized in 2002. As of December 31, 2002 and 2001, this provision amounted to (Euro)9.04 million and (Euro)111.08 million, respectively.

     Provisions for preretirements, early retirements, social security expenses and voluntary severances of Telefonica de Espana employees

     In order to adapt to the competitive environment, in prior years Telefonica implemented preretirement, early retirement and technology renewal plans in order to adapt its cost structure to the new environment and took certain strategic decisions relating to its sizing and organization policy.

     Against this backdrop, as a result of the agreements reached individually with the Telefonica de Espana employees, a total of 11,273 and 6,062 employees left the company in 1999 and 2000, respectively.

     In 2001 provisions of (Euro)220.91 million for adjusting to present value were recorded, and payments totaling (Euro)731.80 million were made. Accordingly, the provision for preretirements and early retirements recorded as of December 31, 2001, covered all the obligations assumed in this connection.

     In November 2002 the Company's preretirement and early retirement commitments to employees under labor force reduction plans were externalized through a policy taken out with Antares. This caption continues to include the liabilities relating to severances of Telefonica de Espana employees and to the Special Social Security Agreement, the main features of which are explained in Note 4-l.

     [LOGO]

     Technical reserves

     This caption includes the reserves recorded by the Group's insurance companies. As indicated in various sections of these notes to consolidated financial statements, in November 2002, pursuant to prevailing legislation, various of Telefonica de Espana's commitments to its employees were externalized to the Group company Seguros de Vida y Pensiones Antares, S.A. The "Transfers" column in the "Provisions for Contingencies and Expenses" table shown above includes the effect of transferring these Telefonica de Espana commitments and obligations to the insurance company's accounts. As of December 31, 2002, the main items and amounts included under the "Technical Reserves" caption were as follows:

       -------------------------------------------------------------------------
                                                               Millions of Euros
       -------------------------------------------------------------------------
        Supplementary pension payments for retired personnel       579.05
        Group life insurance                                       125.62
        Preretirements and early retirements                     2,407.67
        Other technical reserves                                   174.91
       -------------------------------------------------------------------------
       Total                                                     3,287.25
       -------------------------------------------------------------------------

     The companies that still have these commitments calculated the amounts to be provisioned at 2002 year-end using actuarial assumptions pursuant to current legislation, including most notably the ERM/F-2000 mortality tables and a floating interest rate of between 2.80% and 4% for the most significant figures, based on the related hire dates.

     Provision for the pension funds of other companies

     The subsidiary Telecomunicacoes de Sao Paulo, S.A. (Telesp) has had various pension plan and medical insurance commitments to its employees since 2000, the year in which these commitments were negotiated and converted into defined-contribution plans. Substantially all of this company's serving employees availed themselves of these plans. As of December 31, 2002, the provision recorded in this connection amounted to (Euro)74.12 million.

     As of December 31, 2002, this caption also included an amount of
     (Euro)36.83 million relating to Telefonica de Argentina, S.A.'s commitments to its employees.

     The variations in the "Other" column in 2002 and 2001 relate mainly to translation differences.

     UMTS provisions

     As indicated in Note 1 in relation to the value adjustments performed on UMTS licenses, this caption includes most notably a provision of
     (Euro)2,371.46 million. As of December 31, 2002, the balance of this caption, net of the amounts used in the year, was (Euro)2,298.97 million.

     Other provisions

     The balance of this caption as of December 31, 2002, includes various provisions recorded by the Telefonica Group companies, including most notably (Euro)120.01 million from the Telefonica Internacional subgroup relating to provisions for severance costs for the employees' years of service at the respective companies, in accordance with the legislation applicable in each country or with the contractual agreements entered into ((Euro)272.00 million

     [LOGO]

     as of December 31, 2001), and (Euro)158.40 million from Telefonica de Espana relating to the accrued amount of long-service bonuses paid to personnel after 25 years of service ((Euro)141.54 million in 2001).

     Also, certain Group companies, mainly those forming part of the Endemol Group, when investing in other companies make payment of part of the agreed price conditional upon compliance by the acquired company with some related future goal, in most cases increased revenues, the obtainment of income, etc. Since a part of the acquisition price is therefore not fixed, each year the necessary estimates are made to evaluate the possible liabilities inherent to these transactions. As of December 31, 2002, the amounts provisioned in this connection, (Euro)202.48 million and (Euro)38.59 million, were recorded under the long-term "Provisions for Contingencies and Expenses" and "Short-Term Provisions for Contingencies and Expenses" captions, respectively.

     Lastly, the provisions and the amounts used recorded in 2002 and 2001 under the "Other Provisions" caption include, inter alia, the provisions recorded (or used) by the Group companies to cover the risks inherent to the realization of certain assets, the contingencies deriving from their respective business activities and the risks arising from commitments acquired in other transactions.

(15) DEBENTURES, BONDS AND OTHER
     MARKETABLE DEBT SECURITIES

     The variations in the years ended December 31, 2002 and 2001, in the balances relating to debentures, bonds and other marketable debt securities were as follows:

       ------------------------------------------------------------------------------------------
                                                                       Issues
                                               --------------------------------------------------
                                                                 Non-       Promissory
                                                   Non-       convertible   Notes and
                                                Convertible     Foreign     Commercial
                                                   Euro         Currency      Paper       Total
       ------------------------------------------------------------------------------------------
       Balance at 12/31/00                       4,836.02     10,104.97      451.53     15,392.52
       ------------------------------------------------------------------------------------------
       New issues                                2,189.52      1,600.51    3,754.31      7,544.34
       Redemptions, conversions and exchanges   (1,131.86)    (1,995.04)  (2,486.20)    (5,613.10)
       Inclusion of companies                           -         16.25           -         16.25
       Adjustments and other variations            119.21       (414.60)     (39.37)      (334.76)
       ------------------------------------------------------------------------------------------
       Balance at 12/31/01                       6,012.89      9,312.09    1,680.27     17,005.25
       ------------------------------------------------------------------------------------------
       New issues                                  230.00         53.98    3,777.64      4,061.62
       Redemptions, conversions and exchanges     (152.24)      (807.54)  (4,014.59)    (4,974.37)
       Inclusion of companies                           -             -      637.81        637.81
       Adjustments and other variations             70.85     (1,312.30)    (182.96)    (1,424.41)
       ------------------------------------------------------------------------------------------
       Balance at 12/31/02                       6,161.50      7,246.23    1,898.17     15,305.90
       ------------------------------------------------------------------------------------------
       Maturity:
       Long term                                 5,911.48      6,440.02      617.72     12,969.22
       Short term                                  250.00        806.20    1,280.48      2,336.68
       Unmatured accrued interest                  288.95             -           -        288.95
       ------------------------------------------------------------------------------------------

     The main issues in 2002 were as follows:

  --------------------------------------------------------------------------------------------------------
                                    Face Value
                         Date       (Millions)    Currency        Maturity           Interest Rate
  --------------------------------------------------------------------------------------------------------
  Note                 04/11/02        100         Euros            2003            4.08% (discount)
  Note                 04/19/02         50         Euros            2005                 (a)
  FRN                  06/18/02         80         Euros            2004         Floating Eonia + 0.30%
  --------------------------------------------------------------------------------------------------------

     (a) Structured issue with a final interest rate of 3-month Euribor + 0.40%.

  [LOGO]

     The main issues in 2001 were as follows:

  ------------------------------------------------------------------------------------------------------
                                    Face Value
                           Date     (Millions)    Currency    Maturity               Interest Rate
  ------------------------------------------------------------------------------------------------------
  Notes                  07/09/01     30,000        Yen         2003            Floating Libor (0.22%)
  Notes                  07/12/01     22,000        Yen         2002                      0.15%
  Notes                  09/12/01     50,000        Yen         2002                      0.04%
  Notes                  10/30/01      2,000       Euros     Tranches (a)                    -
  Notes                  08/20/01        150       Euros        2003            Floating Eonia (0.26%)
  Notes                  07/25/01       39.5       Euros        2004                      4.91%
  ------------------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------
        (a)                 Amount                Maturity                Interest Rate
     ----------------------------------------------------------------------------------------------
     Tranche 1        (Euro)1,000 million           2004         Floating 3-month Euribor + (0.70%)
     Tranche 2        (Euro)1,000 million           2006                       5.13%
     ----------------------------------------------------------------------------------------------

     The debentures and bonds are shown in greater detail in Exhibit V.

     Corporate promissory notes

     The features of the main corporate promissory note issue program as of December 31, 2002, are as follows:

  ------------------------------------------------------------------------------------------------------
     Millions of Euros
  -----------------------
          Limit                                            Euros
                                                   ------------------------
       Outstanding             Addressed to:             Face Value                Method of Sale
  ------------------------------------------------------------------------------------------------------
                                                           1,000                 Monthly auctions
          2,000            Participating entities  -----------------------------------------------------
                                                          1,000,000              Specific transactions
  ------------------------------------------------------------------------------------------------------

     Commercial paper

     The features of Telefonica Europe, BV's commercial paper issue program are as follows:

  ------------------------------------------------------------------------------------------------------
    Millions of Euros
  ------------------------
          Limit                Addressed to:             Face Value                Method of Sale
       Outstanding
  ------------------------------------------------------------------------------------------------------
                                                         US$ 500,000            Specific transactions
                                                   -----------------------------------------------------
                                                        (Euro)500,000           Specific transactions
          2,000                  Investors         -----------------------------------------------------
                                                        (Yen)100,000,000        Specific transactions
                                                   -----------------------------------------------------
                                                        (Pound)100,000          Specific transactions
  ------------------------------------------------------------------------------------------------------

     Also, as of December 31, 2002, Telefonica del Peru, S.A.A. had a commercial paper issue program with a maximum limit outstanding of US$ 180 million. The commercial paper relating to this issue was sold in specific transactions.

(16) PAYABLE TO CREDIT INSTITUTIONS

     The detail of the accounts payable to credit institutions is as follows:

----------------------------------------------------------------------------------------------------------------
                                                                Millions of Euros
                                   -----------------------------------------------------------------------------
                                               Balance at 12/31/02                   Balance at 12/31/01
                                   -----------------------------------------------------------------------------
                                         Short        Long                     Short        Long
                                         Term         Term        Total        Term         Term        Total
----------------------------------------------------------------------------------------------------------------
Corporate promissory notes                 7.09       106.56      113.65         7.23       113.65       120.88
Loans and credits                      2,198.44     3,569.39    5,767.83     4,254.85     3,307.05     7,561.90
Foreign currency loans                 1,867.14     3,236.99    5,104.13     1,901.46     4,658.38     6,559.84
----------------------------------------------------------------------------------------------------------------
Total                                  4,072.67     6,912.94   10,985.61     6,163.54     8,079.08    14,242.62
----------------------------------------------------------------------------------------------------------------

(LOGO)

As of December 31, 2002, the average interest rates on the corporate promissory notes, loans and credits and foreign currency loans were 13.52%, 3.46% and 2.12%, respectively. These percentages do not include the effect of the hedging transactions performed by the Group.

The most significant financial transactions in 2002 and 2001 were as follows:

--------------------------------------------------------------------------------
                                   Amount
                                 (Millions)   Currency       Date     Maturity
--------------------------------------------------------------------------------
BBK loan                           100.00        Euro      03/26/02   03/26/04
Drawdown of syndicated loan
 (Tranche B)                     1,500.00        Euro      08/27/02   08/27/03
Citibank loan                      128.00    U.S. Dollar   03/20/01   12/21/01
BBVA loan                          115.00    U.S. Dollar   12/21/01   07/02/06
BBVA loan                          105.00    U.S. Dollar   03/20/01   11/21/02
--------------------------------------------------------------------------------

The main repayments made in 2002 and 2001 were as follows:

      --------------------------------------------------------------------
                                        Amount
                                      (Millions)    Currency      Date
      --------------------------------------------------------------------
      Drawdown of syndicated loan
       (Tranche A)                     1,915.43       Euro      08/27/02
      Qualcomm loan                      433.96   U.S. Dollar   11/10/02
      BBVA loan                          103.44   U.S. Dollar   11/21/02
      Citibank loan                      127.40   U.S. Dollar   12/21/01
      Citibank loan                      100.00   U.S. Dollar   12/28/01
      --------------------------------------------------------------------

The claimability of certain financing arranged by various Telefonica Group companies may be subject to compliance with certain financial covenants. All the covenants were being complied with at the date of preparation of these consolidated financial statements.

The scheduled maturities for repayment of the debt as of December 31, 2002, were as follows:

------------------------------------------------------------------------------------------------------------
                                                              Millions of Euros
                                 ---------------------------------------------------------------------------
                                    2003       2004       2005       2006     2007    Subsequent    Total
                                                                                         Years
------------------------------------------------------------------------------------------------------------
Corporate promissory notes            7.09       6.92       6.74       6.57     6.37      79.96      113.65
Loans and credits                 2,198.44   1,159.41     917.05   1,029.90   195.22     267.81    5,767.83
Foreign currency loans            1,867.14   1,339.18     625.64     324.68   189.48     758.01    5,104.13
------------------------------------------------------------------------------------------------------------
Total                             4,072.67   2,505.51   1,549.43   1,361.15   391.07   1,105.78   10,985.61
------------------------------------------------------------------------------------------------------------

As of December 31, 2002, the Telefonica Group had financing sources of various types exceeding (Euro)8,000 million and the possibility of negotiating the maturity dates of various of the existing financing commitments and, accordingly, any need of the Group arising from its short-term commitments is adequately covered.

(LOGO)

Foreign currency loans

The detail of the foreign-currency loans as of December 31, 2002 and 2001, is as follows:

----------------------------------------------------------------------------------------------
                                                  Outstanding Balance (in Millions)
                                          ----------------------------------------------------
                                               Foreign Currency                Euros
                                          ----------------------------------------------------
Currency                                    12/31/02      12/31/01     12/31/02     12/31/01
----------------------------------------------------------------------------------------------
U.S. dollars                                   4,657         4,860    4,441.36      5,454.30
Brazilian reais                                  512             -      138.15             -
Swiss francs                                      11            21        7.35         14.50
Argentine pesos                                   54            48       15.34         31.67
Bolivares                                     10,684         4,227        7.34          6.25
Yen                                           40,644        18,629      326.75        158.99
UF                                               206       129,144       27.35        221.36
New soles                                        315           583       85.45        189.75
Colones                                            -         3,077           -          1.52
Swaps                                              -             -           -        366.72
Pounds sterling                                   25            19       38.34         31.77
Mexican pesos                                      -           571           -         70.14
Other currencies                                   -             -       16.70         12.87
----------------------------------------------------------------------------------------------
Total for the Group                                                   5,104.13      6,559.84
------------------------------------------                           -------------------------

(17) DERIVATIVES

     In 2002 the Group continued to use derivatives both to limit interest rate and exchange risks on unhedged positions and to adapt its debt structure to market conditions.

     As of December 31, 2002, the total outstanding balance of hedging transactions arranged to eliminate balance sheet exposure to interest rate and exchange risks was (Euro)36,909.02 million ((Euro)39,430.49 million as of December 31, 2001), of which (Euro)18,431.37 million related to interest rate risk and (Euro)18,100.61 million to exchange risk ((Euro)18,444.25 million and (Euro)20,537.39 million as of December 31, 2001, respectively) (see Exhibit VI).

     Most of the derivatives transactions are assigned directly to individual asset or liability positions on the consolidated balance sheet. Also, there is a transaction portfolio hedging other financial risks of the Group. The net financial expense incurred in 2002 in relation to these transactions amounted to (Euro)141.50 million.

(18) TAX MATTERS

     Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefonica, S.A. has filed consolidated tax returns with certain Group companies. 67 companies formed the consolidated tax group in 2002.

     Deferred tax assets and liabilities

     The detail as of December 31, 2002 and 2001, of the Telefonica Group's deferred tax assets and liabilities, and of the variations therein in 2002 and 2001, is as follows:

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
----------------------------------------------------------------------------------------------------------
                                                                    Millions of Euros
                                            --------------------------------------------------------------

                                               Deferred and Other Tax
                                                      Assets                Deferred Tax Liabilities
                                            --------------------------------------------------------------
                                                 Short       Long        Short      Long     Intercompany
                                                 Term        Term        Term       Term      Long Term
----------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                    152.68     2,666.11       3.36    1,334.57      54.85
                                            --------------------------------------------------------------
Reversal                                       (100.32)     (423.83)     (4.70)    (622.49)     (2.75)
Arising in the year                             224.85     1,582.81     241.51      525.65       6.37
Net international variations                         -       (98.43)         -           -          -
Inclusion/Exclusion of companies and other       (1.94)       31.12          -      244.72       0.16
                                            --------------------------------------------------------------
Balance at December 31, 2001                    275.27     3,757.78     240.17    1,482.45      58.63
Reversal                                       (213.86)     (995.88)   (189.00)    (150.80)     (1.67)
Arising in the year                             238.43     6,576.84      90.87      367.55       8.05
Net international variations                     15.03      (120.89)         -     (186.48)         -
Inclusion/Exclusion of companies and other       (4.77)      118.58     (10.48)      71.35     (19.62)
----------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                    310.10     9,336.43     131.56    1,584.07      45.39
----------------------------------------------------------------------------------------------------------

     The balance of the "Long-Term Investments - Taxes Receivable" caption, which amounts to (Euro)9,679.42 million (see Note 8), includes, in addition to the deferred and other tax assets shown in the foregoing table, an amount of (Euro)342.99 million relating to tax credits recorded as indicated below.

     The deferred intercompany taxes relate to the differences arising from the elimination of unrealized gains on intercompany transactions, plus the cumulative differences between the net tax payable reported in the Telefonica Group's consolidated corporate income tax return and the sum of the net tax charges per the individual corporate income tax returns of the Telefonica Group companies.

     In 2001 the income that qualified for tax deferral due to reinvestment in prior years was reversed, since the Group availed itself of a new tax credit for reinvestment of extraordinary income pursuant to Transitional Provision Three of Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, which increased the Group's taxable income by
     (Euro)1,359.72 million.

     Taxes payable and taxes receivable

     The detail of the "Other Nontrade Payables - Taxes Payable" and "Accounts Receivable - Taxes Receivable" captions as of December 31, 2002 and 2001, is as follows:

---------------------------------------------------------------------------------------------
                                                                       Millions of Euros
                                                                   --------------------------
                                                                     Balance at  Balance at
                                                                      12/31/02   12/31/01
---------------------------------------------------------------------------------------------
Taxes payable:
Personal income tax withholdings                                       106.77      96.00
VAT and Canary Islands general indirect tax                            241.73     160.26
Corporate income tax                                                    38.98     113.97
Accrued social security taxes                                          177.28     155.38
Deferred tax liabilities                                               131.56     240.17
Foreign taxes                                                          331.71     825.34
Other                                                                   20.49      33.03
--------------------------------------------------------------------------------------------
Total                                                                1,048.52   1,624.15
---------------------------------------------------------------------------------------------

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
        ----------------------------------------------------------------------------------------
                                                                           Millions of Euros
                                                                       -------------------------
                                                                        Balance at  Balance at
                                                                         12/31/02    12/31/01
        ----------------------------------------------------------------------------------------
        Taxes receivable:
        Withholdings at source from income from movable capital             11.13       3.49
        Installment payments on individual income tax returns                6.04      25.23
        Foreign withholding tax                                            296.63     155.75
        Corporate income tax refundable                                    109.50      66.63
        Taxes, surcharges and other payments recoverable                    31.69      42.28
        Deferred tax assets                                                310.10     275.27
        VAT and Canary Islands general indirect tax                         52.28     116.16
        VAT deductible                                                     107.97      70.66
        Foreign taxes                                                      130.03   1,322.01
        ----------------------------------------------------------------------------------------
        Total                                                            1,055.37   2,077.48
        ----------------------------------------------------------------------------------------

        Reconciliation of the income/loss per books to the tax base for corporate income tax purposes and determination of the tax expense/revenue

        The reconciliation of the income/loss per books to the tax base for corporate income tax purposes as of December 31, 2002 and 2001, and the determination of the corporate income tax expense/revenue and the net tax payable/refundable for the two years are as follows:

     ---------------------------------------------------------------------------------------------
                                                                             Millions of Euros
                                                                       ---------------------------
                                                                            2002           2001
     ---------------------------------------------------------------------------------------------
     Income (Loss) per books                                             (14,601.06)     2,033.88
     Permanent differences                                                (1,880.14)    (3,980.06)
     Timing differences                                                    2,169.86      2,079.40
     ---------------------------------------------------------------------------------------------
     Tax base                                                            (14,311.34)       133.22
     ---------------------------------------------------------------------------------------------
     Gross tax payable                                                    (5,008.97)        46.63
     Tax credits and tax relief                                             (409.41)      (278.79)
     Unrecorded tax assets                                                   485.82             -
     ---------------------------------------------------------------------------------------------
     Corporate income tax payable (receivable)                            (4,932.56)      (232.16)
     ---------------------------------------------------------------------------------------------
     Tax effect of timing differences and deferred revenues                 (705.70)      (719.66)
     Consolidation adjustments                                             2,299.66        139.68
     Spanish corporate income tax expense                                 (3,338.60)      (812.14)
     Recognition of deferred tax liabilities in consolidation                 (1.99)        (4.18)
     Accrued foreign taxes and other                                         111.94      1,014.40
     ---------------------------------------------------------------------------------------------
     Total income tax                                                     (3,228.65)       198.08
     ---------------------------------------------------------------------------------------------

        The Spanish corporate income tax expense includes a revenue of
        (Euro)2,837.16 million relating to tax assets that arose as a result of the value adjustments made on the UMTS licenses (see Note 1).

        The permanent differences arose mainly from the results obtained by the companies located abroad, the amortization of consolidation goodwill (see Note 5) and the results attributable to associated companies.

        The main timing differences in 2002 arose from the investment valuation allowances recorded by the individual companies for the amounts yet to be allocated to income in connection with their equity investments. Noteworthy in 2001 was the inclusion in the tax

                                      -50-

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     base of gains on fixed asset disposals which qualified for reinvestment deferral in prior years, and the allowance for decline in value of tangible fixed assets.

     The "Consolidation Adjustments" account includes the eliminations made to adjust the consolidated income tax expense to the transactions reflected in the consolidated statement of operations. These eliminations relate basically to the tax effect recognized in the individual financial statements in connection with the provision to the investment valuation allowance eliminated in consolidation.

     In 2001 the tax Group took tax credits totaling (Euro)371.99 million. In 2002, although no tax credits were taken since the tax Group incurred a tax loss, an asset of (Euro)342.99 million was recorded pursuant to the resolution of the Spanish Accounting and Audit Institute (ICAC) dated March 15, 2002 (see Note 4-p). The amount of the tax credits taken by the other non-tax Group companies in 2002 was not material.

     As of December 31, 2002, the Telefonica tax group had (Euro)599.78 million ((Euro)567.95 million in 2001) of unused tax credits, relating mainly to 1999 ((Euro)131.33 million), 2000 ((Euro)144.47 million), 2001
     ((Euro)246.45 million) and 2002 ((Euro)77.53 million). The aforementioned amount includes (Euro)342.99 million of tax credits recorded under the "Long-Term Investments - Taxes Receivable" caption. These tax credits, which were reflected for accounting purposes as indicated in the preceding paragraph, relate basically to tax credits for investments in fixed assets and R&D expenses. Of this amount, (Euro)254.89 million were recorded as a revenue under the "Corporate Income Tax" caption and the remaining
     (Euro)88.10 million are recorded under the "Deferred Revenues" caption (see
     Note 13).

     The tax losses available for carryforward in Spain at the main Group companies total (Euro)16,911.80 million, of which (Euro)14,410.74 million and (Euro)1,212.80 million were incurred in 2002 and 2001, respectively, and the remainder relates mainly to 2000. These tax losses can be offset within 15 years. (Euro)14,537.63 million of these tax losses were capitalized, giving rise to a tax asset of (Euro)5,088.17 million, which was recorded under the "Long-Term Investments - Taxes Receivable" caption.

     Also, Telefonica Moviles, S.A. is assessing the possibility of making a negative adjustment of (Euro)2,137.24 million in its corporate income tax settlement arising as a result of the transfer in 2002 of certain holdings acquired in prior years the market value of which differed from the book value at which they were recorded (underlying book value) because the Company availed itself of Article 159 of the Corporations Law. As of the date of preparation of these consolidated financial statements, no accounting effects in relation to these holdings had been considered.

     As indicated in Note 1 and based on an analysis of its future earnings expectations, in 2002 the Terra Networks Group, in accordance with the accounting principle of prudence in valuation, did not record the tax assets relating to the 2002 losses, and partially wrote off the tax assets recorded for prior years. The effect on the accompanying consolidated statement of operations, an expense of (Euro)272.59 million, was recorded under the "Corporate Income Tax" caption. This amount was calculated taking into account the reversal of deferred tax liabilities recorded in prior years that was performed to avoid the duplication of tax assets. Noteworthy in this connection is the fact that once the effect of the losses attributed to minority interests is taken into account, this expense does not have a material effect on the Telefonica Group's consolidated net loss for 2002.

     On September 25, 2002, tax audits commenced at several of the companies included in tax Group 24/90 of which Telefonica, S.A. is the parent company. The taxes subject to review are corporate income tax (for the years from 1998 to 2000) and VAT and tax withholdings

                                       -51-

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     and prepayments relating to personal income tax, tax on income from movable capital, property tax and nonresident income tax (1998 to 2001). No material liabilities are expected to arise as a result of the reviews currently being performed by the tax inspection authorities.

     The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country's tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax review currently in progress, the tax Group has the following years open for review: the years since 2002 for tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax, nonresident income tax and VAT; and the years since 2001 for corporate income tax.

     The variations in the accrual of the investment tax credits are shown in
     Note 13.

(19) LONG-TERM DEBT - OTHER PAYABLES AND
     CURRENT LIABILITIES - OTHER NONTRADE
     PAYABLES

     The "Long-Term Debt - Other Payables" caption, which is nonfinancial, included (Euro)2,983.53 million as of December 31, 2001, relating to accounts payable by certain Group companies to their other stockholders for the acquisition of UMTS licenses. These accounts payable and the interest accrued thereon were capitalized in 2002 (see Note 12).

     The detail of the balances of the "Current Liabilities - Other Nontrade Payables" caption in the consolidated balance sheets as of December 31, 2002 and 2001, is as follows:

          ---------------------------------------------------------------------------------
                                                                    Millions of Euros
                                                                ---------------------------
                                                                 Balance at    Balance at
                                                                  12/31/02      12/31/01
          ---------------------------------------------------------------------------------
          Accrued expenses payable                                  101.75       767.08
          Group company dividends payable                            54.09        68.48
          Exchange of telephone service with other operators         78.97        44.31
          Guarantees and deposits                                   159.25        55.57
          Compensation payable                                      322.79       294.57
          Other nonfinancial nontrade payables                      524.00       752.77
          ----------------------------------------------------------------------------------
          Total                                                   1,240.85     1,982.78
          ----------------------------------------------------------------------------------

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(20) REVENUES AND EXPENSES

     Sales and services

     The detail, by business line, of net sales and services is as follows:

         ----------------------------------------------------------------------------------------
                                                                           Millions of Euros
                                                                      ---------------------------
                                                                         12/31/02     12/31/01
         ----------------------------------------------------------------------------------------
         Wireline telephony business in Spain                           10,272.11    10,220.37
         Atento business                                                   571.09       643.87
         Telefonica Internacional business                               6,954.14    10,137.37
         Terra Networks business                                           599.95       689.96
         Moviles business                                                9,449.34     8,729.95
         Data business                                                   1,731.41     1,849.69
         Admira business                                                 1,076.16     1,403.07
         Directorios business                                              550.46       619.54
         Instrumentality companies and other                               650.40       826.33
         ----------------------------------------------------------------------------------------
         Group revenues before intercompany sales                       31,855.06    35,120.15
         ----------------------------------------------------------------------------------------
         Intercompany sales                                             (3,443.76)   (4,067.55)
         ----------------------------------------------------------------------------------------
         Total revenues from Group operations                           28,411.30    31,052.60
         ----------------------------------------------------------------------------------------

     Personnel expenses

     The detail of the personnel expenses is as follows:

           ------------------------------------------------------------------------------------
                                                                           Millions of Euros
                                                                      -------------------------
                                                                         12/31/02     12/31/01
           ------------------------------------------------------------------------------------
            Compensation                                                 3,561.57     3,958.37
            Provisions to the pension allowance and other
              commitments to employees                                     121.26       103.32
            Accrual for the cost of the loyalty-building programs tied
              to share market price                                         16.97        14.29
            Employee welfare expenses and other                          1,093.97     1,314.28
           ------------------------------------------------------------------------------------
            Total                                                        4,793.77     5,390.26
           ------------------------------------------------------------------------------------

     Inclusion in the general social security system

     Since January 1, 1992, Telefonica de Espana and its employees, who were formerly covered by a company employee welfare system, have been contributing to the general social security system. As a result of the inclusion of serving employees in the social security system, Telefonica de Espana must make additional contributions to the social security system until the year 2016, based on the serving employees' effective contribution bases applicable at any time. These contributions consist of the payment of 2.2% of the base salary, and the related amount is recorded under the "Personnel Expenses - Employee Welfare Expenses and Other" caption.
     (Euro)27.23 million were recorded in this connection in 2002 ((Euro)26.09 million in 2001).

     Supplementary pension plan for employees

     Various Telefonica Group companies have arranged a defined-contribution pension plan pursuant to Pension Plans and Funds Law 8/1987. Under this plan, contributions of between 6.87% and 4.50% of the participating employees' regulatory base salary (based on each employee's respective hire date and the company in question) are made to the plan. The

                                      -53-

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     obligatory contribution of the participant is generally a minimum of 2.2%
     of the employee's regulatory base salary. The system used is an individual and financial capitalization system.

     As of December 31, 2002, 65,817 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. The contributions made by the various companies in 2002 amounted to (Euro)97.68 million.

     Number of employees

   ---------------------------------------------------------------------------------------------
                                                   12/31/02                   12/31/01
                                          ------------------------------------------------------
                                             Average      Year-End      Average      Year-End
   ---------------------------------------------------------------------------------------------
   Telefonica, S.A.                              769           799          680           727
   Telefonica de Espana Group                 42,356        42,162       42,627        42,425
   Telefonica Moviles Group                   14,153        13,694       13,857        14,677
   Telefonica Internacional Group             28,715        25,673       32,983        30,425
   Telefonica Data Group                       4,609         4,331        4,674         4,952
   Directorios Group                           2,839         2,752        2,774         2,815
   Telefonica de Contenidos Group              5,712         5,574        6,623         6,698
   Atento Group                               49,496        49,432       47,465        49,940
   Terra Group                                 2,762         2,455        3,133         2,907
   Katalyx Group                                 209           197          287           220
   Emergia Group                                 147           136          134           156
   Other                                       5,737         5,640        5,792         5,585
   ---------------------------------------------------------------------------------------------
   Total                                     157,504       152,845      161,029       161,527
   ---------------------------------------------------------------------------------------------

     The figures in the foregoing table relate to the consolidated companies.

     Also, the Group company Telefonica de Espana has filed various appeals for judicial review against the Government in connection with the monetary claim amounting to approximately (Euro)80 million relating healthcare services provided in 1999, 2000 and 2001. The claim for 2002 will be initiated once the accounts of the related entity cooperating with the Spanish National Social Security Institute have been closed.

     Compensation systems tied to share market price

     Telefonica, S.A. currently has in place two compensation systems tied to the market price of its shares. One of these systems (the TOP Plan) is aimed exclusively at executive personnel of Telefonica, S.A. and of several of its subsidiaries in Spain and abroad, including the executive directors of Telefonica, S.A., while the other (the TIES Program) is aimed at all the personnel of Telefonica, S.A. and its Spanish and foreign subsidiaries. Both systems were approved by the Stockholders' Meeting held on April 7, 2000.

     The subsidiaries Telefonica Moviles S.A., Telefonica Publicidad e Informacion, S.A. and Terra Networks, S.A. have also established their own compensation systems tied to the market price of their respective shares.

     Lastly, there is a program of options on Telefonica, S.A. shares targeted at the employees of Endemol (the EN-SOP Program).

     Following is a detailed account of each of these two plans:

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     a)  TOP Plan relating to options on Telefonica, S.A. shares targeted at executives of Telefonica Group companies

         At its meeting on May 26, 1999, Telefonica, S.A.'s Board of Directors approved a compensation system tied to the market price of Telefonica, S.A.'s shares (the "TOP Plan"), through the grant of options on the Company's shares. The term of this plan is four years and three months from the launch date (June 28, 1999).

         The implementation of the Plan and the exercise and sale of the related stock option rights were approved by the aforementioned Stockholders' Meeting of Telefonica, S.A. on April 7, 2000.

         The approval and implementation of this incentive Plan were notified to the Spanish National Securities Market Commission (CNMV) and published in the Complete Prospectus, which was verified and registered in the CNMV's Official Register on June 29, 1999; in the Continued Prospectus, which was verified and registered on June 23, 2000; and in the Specific Prospectus on the compensation systems tied to the market price of Telefonica, S.A. shares in force prior to January 1, 2000, which was verified and registered in the CNMV's Official Register on April 18, 2000. This prospectus included a clear description of the main features of the program and of the procedures for the assignment, exercise and settlement of the options.

         Also, the CNMV was notified in due time and form of the assignment of options derived from this compensation system to executive directors, general managers and persons of a similar rank of Telefonica, S.A.

         The TOP Plan, which is targeted at approximately 500 beneficiary executives of several Telefonica Group companies, consists of the grant to each beneficiary covered thereby of ten 10 type-A options and ten type-B options on Telefonica, S.A. shares for every Telefonica, S.A. share assigned by each beneficiary to the Plan and which the beneficiaries must keep throughout the term of the Plan. The beneficiaries may exercise the stock option rights from the second year of the term of the Plan onwards at a rate of one-third of the total number of type-A options and one-third of the type-B options in arrears, i.e. in three equal portions in the second, third and fourth year of the Plan; the Company reserves the right to settle the Plan at each of the aforementioned maturity dates by paying the beneficiaries the result of the settlement in the form of shares or in cash. One share equals one option.

         At the launch date, the exercise price of the options granted was as follows: for the type-A options, the exercise price was established on the basis of the market price of the shares when the compensation system was introduced ((Euro)46.18 per share); whereas the exercise price for the type-B options was set at the same price plus 50% ((Euro)69.27 per share). These figures related to the par value of the Telefonica, S.A. shares when the Plan was launched and, accordingly, prior to the three-way share split, consisting of three new shares for every old share, carried out in July 1999. Therefore, following this split and taking into account the antidilution clauses in the Plan, the type-A and type-B option exercise prices were (Euro)15.09 and
         (Euro)22.63 as of December 31, 2000, respectively; (Euro)14.50 and
         (Euro)21.75 as of December 31, 2001, respectively; and (Euro)13.94 and
         (Euro)20.91 as of December 31, 2002, respectively.

         Originally 411 Telefonica Group executives were the beneficiaries of the TOP Plan (including four executive directors and nine general managers and persons of a similar rank). Consequently, although initially the TOP Plan was only partially awarded, it was established that if all the executives (approximately 500) targeted by the Plan had

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         availed themselves of it, the total number of shares assigned to the
         Plan would have been 270,237 and, consequently, the total number of options granted would have been 5,404,740, prior to the aforementioned three-way share split carried out in July 1999.

         Clearly, the TOP Plan provided for the possibility of assigning new options at dates subsequent to that on which it was introduced, particularly to cater for the needs which were disclosed as a result of the executive compensation policies and of new executive hirings. This possibility was expressly approved by the Stockholders' Meeting of Telefonica, S.A. in a resolution adopted on June 15, 2001.

         In October 2000 and February and April 2001 new options were assigned under the TOP Plan to a further three executive directors and to executives who had joined the Group after the launch of the Plan, or who, as a result of promotion, held positions of responsibility which carry a higher level of option assignments than that at which they joined the Plan.

         The new option assignments made in October 2000 and February and April 2001 (which were expressly ratified through a resolution adopted by the Stockholders' Meeting of Telefonica, S.A. on June 15, 2001) did not entail an extension of the TOP Plan, but rather in order to make these assignments, the remaining options that had been held by the Company throughout the term of the Plan were used. Accordingly, the terms and conditions of the options assigned on the aforementioned dates are the same as those of the TOP Plan, except for the exercise price thereof. In the case of the type-A options the exercise price was set at the Telefonica, S.A. share market price when the new assignments were approved by the competent corporate governing body.

         Also, on June 15, 2001, the Stockholders' Meeting of Telefonica, S.A. empowered the Board of Directors to make, within the total volume of options under the TOP Plan, additional assignments of options to executive directors and general managers and persons of a similar rank, provided that the maximum number of options to be assigned to each director or senior executive did not exceed 175,000 type-A options or 175,000 type-B options. In no case could the exercise price for the type-A options be lower than the market price of the Company shares when the options were granted, and in no case could the exercise price of the type-B options be lower than that amount increased by a percentage of between 25% and 50%.

         On December 31, 2001 (taking into account the fact that by that date the Board of Directors had not exercised the powers granted to it, as mentioned above, by the Stockholders' Meeting on June 15, 2001), there were 453 beneficiaries of the TOP Plan (including five executive directors of Telefonica, S.A. and ten general managers or persons of similar rank), who held a total of 14,966,640 purchase options on Telefonica, S.A. shares.

         Subsequently, because, effective January 2, 2002, certain beneficiaries of the TOP Plan who work for subsidiaries of Telefonica Moviles, S.A. were included under the latter's stock option plan known as the MOS Program, which was set up after the TOP Plan, which led to their automatic exclusion from the latter Plan because of the total incompatibility of the two Plans, the number of beneficiaries of the TOP Plan and the number of options assigned thereunder was significantly reduced. Therefore, as of that date (January 2, 2002) there were 335 beneficiaries of the TOP Plan (including four executive directors of Telefonica, S.A. and ten general managers or persons of similar rank), who held a total of 12,158,820 purchase options on Telefonica, S.A. shares.

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         In January 2002 the Board of Directors, exercising the powers granted to it by the aforementioned Stockholders' Meeting on June 15, 2001, resolved to assign options under the TOP Plan to several Telefonica Group executives, for which purpose unassigned options included within the total volume of options initially approved for the Plan were used. The beneficiaries of this assignment included three general managers or persons of similar rank.

         At year-end 2002, there were 324 beneficiaries (participants) of the TOP Plan, who held a total of 13,066,516 purchase options on Telefonica, S.A. shares. These TOP Plan beneficiaries (participants) included 4 executive directors of Telefonica, S.A. and 13 general managers and persons of similar rank.

         In order to cover the risks and economic obligations derived from the TOP Plan, the Group arranged hedging contracts with BBV and Argentaria, at a maximum total cost for the Telefonica Group of (Euro)72.12 million. (Euro)13.70 million of this cost have not yet been taken to income (see Note 9).

     b) Telefonica, S.A. stock option plan targeted at all the employees of certain Telefonica Group companies ("TIES Program")

         On February 23, 2000, the Board of Directors of Telefonica, S.A. approved the establishment of a new compensation system tied to the market price of the Company's shares, with the grant of options on Company shares, known as the TIES Program. This Program is aimed at all the employees of Telefonica, S.A. and its Spanish and foreign subsidiaries who meet the requirements established in the rules governing the Program and who are not participating in any other similar stock or stock option plan.

         The aim of the TIES Program is identical to those achieved by other similar programs implemented in the past by Telefonica, S.A. or its subsidiaries and is broadly similar to programs which have been introduced in several European countries and in the U.S. Its main purpose is to introduce a system of global incentives and to reward the past and future services of all the employees of Telefonica, S.A. and its subsidiaries in the coming years. The TIES Program will basically motivate all its beneficiaries by giving them access to Telefonica, S.A. shares under highly favorable terms and conditions.

         In order to achieve the purposes of the Program, on April 7, 2000, the Stockholders' meeting of Telefonica, S.A. approved two capital increases with disapplication of preemptive subscription rights, for a par value of (Euro)1,197,880 and (Euro)31,504,244, respectively, through the issuance of 1,197,880 and 31,504,244 new shares, respectively, of (Euro)1 par value each, with additional paid-in capital of 400% of the par value.

         Telefonica, S.A. duly registered separate prospectuses for the aforementioned capital increases, which were verified by the Spanish National Securities Market Commission (CNMV) on November 16, 2000 and February 16, 2001, respectively. It was clearly explained therein which options could be exercised in each tranche, and the procedures for exercising and settling these options.

         The main features of the TIES Program are as follows:

         1. Number of shares offered for initial acquisition by the beneficiaries: 1,197,880.

         2.  Issue price: (Euro)5.

         3.  Maximum no. of shares under option assigned to beneficiaries:
             31,504,244. This

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             figure, which is the maximum amount necessary to cover the total rights carried by the shares initially assigned, also includes a reserve for new beneficiaries of the Program equal to 4.5% of the initial beneficiaries.

         4. Method of assignment of shares under option: depends on the appreciation of Telefonica, S.A. shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefonica, S.A. initially acquired. The initial reference value was set at (Euro)20.5 per share.

         5.  Exercise price: (Euro)5.

         At its meeting on June 28, 2000, the Board of Directors of Telefonica, S.A. resolved to commence implementation of the TIES Program (the features and general terms of which had been established on February 23, 2000, by the Board of Directors' Meeting that approved the creation of the Program), and established the requirements to be met by the employees of the subsidiaries of Telefonica, S.A. in order to become beneficiaries of the TIES Program.

         Subsequently, on November 29, 2000, the Board of Directors of Telefonica, S.A. adapted to the date on which the Program was ultimately launched the conditions and requirements to be met by the employees of the companies participating in the Program in order to become beneficiaries of the Program and the reference value initially set.

         On February 14, 2001, the notarial deed of formalization and execution of the first capital increase at Telefonica indicated above was executed. The par value of the capital was increased by
         (Euro)1,123,072, through the issuance of an equal number of common shares with additional paid-in capital of (Euro)4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by the beneficiaries of the TIES Program.

         On February 20, 2001, the notarial deed of formalization and execution of the second capital increase to cater for the TIES Program was executed. The par value of the capital was increased by
         (Euro)31,504,244, through the issuance of an equal number of common shares with additional paid-in capital of (Euro)4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by BBVA (50%) and La Caixa (50%).

         On December 31, 2002, 75,842 persons were participating in the TIES program, who held a total of 29,956,042 purchase options on Telefonica, S.A. shares.

     c)  Telefonica Moviles, S.A. stock option plan ("MOS Program")

         On October 26, 2000, the Special Stockholders' Meeting of Telefonica Moviles, S.A. authorized the establishment of a corporate stock option plan for the executives and employees of Telefonica Moviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company's obligations to the beneficiaries of the plan, resolved to increase the capital stock of Telefonica Moviles, S.A. by (Euro)11,400,000 through the issuance of 22,800,000 shares of (Euro)0.50 par value each.

         Subsequently, on June 1, 2001, the Stockholders' Meeting of Telefonica Moviles, S.A. approved the introduction of certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for the motivation and loyalty-building of its beneficiaries.

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         Lastly, on September 21, 2001, the Board of Directors of Telefonica
         Moviles S.A. resolved to develop and establish, in conformity with the aforementioned resolutions of the Stockholders' Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

         1. The plan is open to all the executive directors, executives (including general managers or similar) and employees who on December 1, 2001, were working for companies in which Telefonica Moviles directly or indirectly, during the term of the plan (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

             Without prejudice to the above, the MOS Program envisages the possibility of awarding new options at dates subsequent to its initial implementation.

         2.  There are three types of option:

               .    Type-A options, with an exercise price of (Euro)11.

               .    Type-B options, with an exercise price of (Euro)16.5.

               .    Type-C options, with an exercise price of (Euro)7.235.

               Each beneficiary of the Program will receive an equal number of type-A and type-B options and a number of type-C options equal to the sum of the type-A and type-B options received.

         3. The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefonica Moviles for every 20 options assigned to them.

         4. Each option, regardless of type, will entitle its holder to receive one share of Telefonica Moviles, S.A.

         5. The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed since the date on which the options were granted (January 2, 2002).

         6. At the exercise date, the options may be settled, at the beneficiary's request, either (i) through delivery of shares of Telefonica Moviles, S.A., once the beneficiary has paid the option exercise price, or (ii) through cash differences.

         The first phase of the plan commenced on January 2, 2002. On June 1, 2002, the second phase of the plan commenced and included the Telefonica Moviles Group companies and new employees who fulfilled the requirements envisaged in the plan. The total number of beneficiaries of the MOS Program is currently 12,379. Of these beneficiaries, one is an executive director of Telefonica Moviles, S.A. and eight are general managers or similar executives.

         In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Stockholders' Meeting on October 26, 2000, through the issuance of 21,445,962 shares of (Euro)0.50 par value each, which were subsequently subscribed and paid by BBVA (50%) and La Caixa (50%).

         On September 27, 2001, Telefonica Moviles, S.A., on the one hand, and BBVA and La Caixa, on the other, entered into the related share subscription and purchase option contracts under which the two aforementioned financial institutions granted Telefonica Moviles, S.A. a purchase option on each of the shares subscribed in order to enable

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         Telefonica Moviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described earlier.

         The implementation of this Telefonica Moviles, S.A. stock option plan (the MOS Program) and the capital increase at Telefonica Moviles, S.A. to provide coverage for the Program were notified to the CNMV and published in the Abridged Prospectus, which was verified and registered in the CNMV's Official Register on November 2, 2001

     d)  Telefonica Publicidad e Informacion, S.A. stock option plan (TPI)

         Telefonica Publicidad e Informacion, S.A. (TPI) has set up a stock option plan on TPI shares targeted at TPI executives and employees who, provided they meet the preestablished requirements, wish to participate in and be beneficiaries of the plan. A given number of TPI shares must be bought by the executives and employees for their own account on the market and must be held for the whole term of the plan.

         The TPI stock option plan consists of granting to each beneficiary thereof 15 options to purchase shares of Telefonica Publicidad e Informacion, S.A. for every share assigned to the plan. The stock option plan had been partially assigned as of December 31, 2002.

         Of the total number of TPI stock options issued, and taking into account that split of TPI's shares on June 19, 2000 (7,212,147 shares representing approximately 2% of the total capital stock), as of December 31, 2002, 4,697,400 options had been assigned.

         The beneficiaries may exercise the rights under the plan from the first half of November 2001 at a rate of one-third each year in arrears from the following year (2001, 2002 and 2003), except in the case of one executive hired in April 2001, for whom the exercise periods, like those of the plan currently in force, will be counted from the related option contract date and, accordingly, the first third can be exercised in September 2003.

         As is customary in compensation systems of this nature, the stock option plan was made subject to the generally applicable antidilution and other contractual clauses. Accordingly, as indicated above, the plan was modified as a result of the three-way split of the company's shares authorized by the Stockholders' Meeting on April 17, 2000, and carried out in June 2000.

         On April 28, 1999, the Stockholders' Meeting of TPI approved a capital increase of (Euro)120,202.454, through the issuance of new shares, exclusively to create and provide coverage for a stock option plan for company executives.

         All the new shares were subscribed and paid in full through a monetary contribution by Caja de Ahorros y Pensiones de Barcelona (La Caixa), the Agent Bank for the plan, which for this purpose had entered into a contract with TPI under which the former granted the latter an irrevocable purchase option right on the new shares issued (2,404,049 new shares, which were converted into 7,212,147 shares following the aforementioned share split subsequently carried out).

         At its meeting on June 22, 1999, the Appointments and Compensation Committee made the first proposal for the assignment of options to executives, which was approved by the Board of Directors at its meeting on July 8, 1999. Subsequently, the Board of Directors, at its meeting on December 22, 1999, assigned or offered new

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         options to executives. From that date, with the same expiration date, the exercise price was set at the market price on the date on which the related resolution was adopted.

         On April 17, 2000, the Stockholders' Meeting, in accordance with current legislation, approved the execution, the exercise in the envisaged periods and the sale of the stock option rights under this compensation system, and empowered the Company's Board of Directors to assign, at the proposal of the Appointments and Compensation Committee, the options on shares not yet assigned to the employees and executives who formed or were going to form part of TPI. It empowered the Board of Directors to establish the terms and conditions it deemed fit relating to the exercise of the options and, specifically, to extend the exercise period and increase the purchase price of the shares.

         Exercising the powers granted by the aforementioned Stockholders' Meeting, on April 17, June 9 and 29, August 30 and November 13, 2000 and April 26 and June 2, 2001, the Board of Directors assigned new stock options to executives and employees.

         Worthy of special mention is the fact that subsequently, on April 26, 2001, the Board of Directors, exercising the powers granted by the Stockholders' Meeting on April 17, 2000, decided to extend the stock option plan to all TPI employees who met the preestablished requirements. The plan was extended in accordance with the periods, terms and conditions of the plan in force, and the exercise price was set at (Euro)5.

         On June 2, 2001, the Stockholders' Meeting ratified, in the terms in which it was performed, the assignment of options carried out to implement the plan after the Stockholders' Meeting on April 17, 2000, and, specifically, with respect to the persons who have the status of executive director and senior executive, as provided for in Additional Provision Fifteen of the Securities Market Law.

         Also, on June 2, 2001, the Stockholders' Meeting resolved to empower Board of Directors to assign, in order to implement and develop the stock option plan in force, at the proposal of the Appointments and Compensation Committee, up to the limit of the total number of options under the plan, additional options to executive directors and senior executives, under the following terms and conditions:

         - Number of options to be delivered: a maximum of 450,000 options will be delivered to each executive director or senior executive.

         - Option exercise price: the option exercise price will be the lower of the closing market price of the Telefonica Publicidad e Informacion, S.A. shares on the day on which the options are granted or the weighted average market value of the Telefonica Publicidad e Informacion, S.A. shares on the 20 calendar days immediately preceding the day on which the options are granted.

         - Term: the options will have a term of four years from the date on which they are granted and can be exercised partially at the same rate as that envisaged in the stock option plan in force.

         As of December 31, 2002, 828 persons were participating in the plan, one of whom is a director of the company (the Executive Chairman) and six are general managers or similar.

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     e)  Terra Networks, S.A. stock option plan

         The Terra Networks, S.A. stock option plan was approved by the Stockholders' Meeting on October 1, 1999, and implemented by Board of Directors' resolutions adopted on October 18, 1999, and December 1, 1999.

         The Plan provides, through the exercise of the stock options by their holders, for the ownership by the employees and executives of the Terra Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

         On October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable purchase option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004, to cover the stock option plan approved.

         The approval and implementation of this compensation system were notified to the CNMV and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

         On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders' Meeting, implemented the first phase of the plan by granting options to employees of the Terra Group. The main features of these options are as follows:

         1. Each of the stock options under the plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of
             (Euro)11.81 per share.

         2. Duration of four years and three months, and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

         3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

         In 2001 the Board of Directors implemented the second phase of the Terra Networks, S.A. stock option plan, which was approved by the Stockholders' Meeting on June 8, 2000, and launched pursuant to a resolution adopted by the Board of Directors on December 22, 2000, through the assignment of options to executives and employees who were already beneficiaries of the stock option plan, in addition to the assignment of options to new employees who had joined the Group.

         The main features established by the Board of Directors for this assignment were as follows:

         1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of
             (Euro)19.78 per share.

         2. The duration of the Plan was modified by a resolution adopted by the Stockholders' Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

             The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

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         3.  Options were granted to one executive director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

         On February 21, 2001, the Board of Directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the stock options. Accordingly, the period for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

         In 2001, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6) the assignment of options to new company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the second phase of the plan.

         On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the extension of the stock option plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of December 31, 2001, the Board of Directors had not yet extended the option exercise period.

         In 2002, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on January 30, July 25 and September 26), the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the second phase of the plan. In addition, on February 25, 2002, the assignment of further options was approved by the Board of Directors.

         In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

         As of December 31, 2002, options on 8,900,502 shares had been assigned to Group employees, executives and directors, of which 1,870,221 relate to the first phase of the plan and the remainder to the second phase. The average stock option exercise price is (Euro)13.82.

         As of December 31, 2002, the Company's executives and directors held 1,365,215 stock options under the Terra Networks, S.A. stock option plan, the average exercise price of which is (Euro)16.77.

     f) Terra Networks, S.A. stock option plan resulting from the acquisition of the stock option plans of Lycos, Inc.

         Under the agreements entered into for the acquisition of Lycos, it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.

         On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to acquire the stock option plans of Lycos, Inc., provided that the two companies merged.

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         On October 25, 2000, the Board of Directors of Terra Networks, S.A.
         approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares for their early exercise; and
         (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. stock option plan.

         As a result of the exercise of the options on Lycos, Inc. shares by the Agent Bank, the latter subscribed to 29,088,488 shares of Lycos, Inc. which, pursuant to the resolutions adopted by the Stockholders' Meeting of Lycos Inc. on October 27, 2000, were converted into 29,088,488 shares of Lycos Virginia, Inc. and contributed in the exchange, together with the other shares of Lycos Virginia, Inc. As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos Virginia, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

         On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option plan, which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos Virginia, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos Virginia, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos Virginia, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos Virginia, Inc.

         As of December 31, 2002, the employees, executives and directors of Lycos had exercised 14,823,990 options, and 27,918,329 options had been committed at an average exercise price of US$ 19.15.

         As of December 31, 2002, the directors and executives of Lycos held stock option rights on 9,090,776 options, derived from the Lycos stock option plans set up prior to the acquisition of Lycos by Terra. The average exercise price of the stock options granted to executives and directors derived from the Lycos plan is US$ 17.91.

         The directors hold 8,267,026 options on Terra Networks, S.A. shares derived from the Lycos, Inc. plans, the average exercise price of which is US$ 19.49, with the price fluctuating between a minimum of US$ 6.28 and a maximum of US$ 30.41.

     g) Telefonica, S.A. stock option plan aimed at executives of Endemol ("EN-SOP Program").

         In order to fulfill the commitments assumed by Telefonica, S.A. in the acquisition of the Dutch company Endemol (in mid-2000), and in order to establish a competitive compensation system similar to that in place at other companies in the industry in which Endemol operates, on April 25, 2001, the Standing Committee of the Board of Directors of Telefonica, S.A. approved the establishment of a Telefonica, S.A. stock option plan targeted at the employees of Endemol Entertainment N.V. (Endemol) and its subsidiaries (Endemol Group), known as the EN-SOP Program.

         This Program consists of the grant to the beneficiaries (all the Endemol Group's permanent employees on January 1, 2001, who are not participating in another similar stock or stock option plan), effective January 1, 2001, 2002, 2003 and 2004, of a variable number (based on the various wage and functional categories) of purchase

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         options on Telefonica, S.A. shares. The duration of the options will be four years from the grant date, and the options may be exercised at a rate of one-half each year three and four years after the related grant date.

         The total number of options to be delivered each year will be determined by dividing (Euro)27,500,000 by the annual reference value of the Telefonica, S.A. shares, which will be taken to be the arithmetic mean of the closing prices of the Telefonica, S.A. shares on the Spanish Continuous Market for the last five trading days prior to that on which the Board of Directors of Telefonica, S.A. hold the Meeting calling the Annual Stockholders' Meeting.

         The option exercise price will be the related annual reference value, and the exercise terms will be the customary terms in programs of this nature. The beneficiaries must remain uninterruptedly permanent employees of Endemol until the options are exercised, without prejudice to the regulation of cases of early settlement of the options in certain cases in which the employment relationship is interrupted prior to the exercise of the options.

         The options may be settled through the acquisition by the beneficiary of the underlying shares or, alternatively, in the form of shares or cash.

         In order to cover each annual grant of options, it was provided that
         Telefonica: (i) would increase capital by the amount necessary to cater for the delivery of the shares derived from the exercise of the options by the beneficiaries or, alternatively, (ii) would acquire on the market the related purchase options on Telefonica, S.A. shares.

         Accordingly, in order to cover the annual grant of options in 2001, on June 15, 2001, the Stockholders' Meeting of Telefonica, S.A. approved a capital increase at Telefonica, S.A. of (Euro)1,425,624, through the issuance of an equal number of common shares with additional paid-in capital of (Euro)18.2898 per share, and granted the necessary powers to the Board of Directors to carry out the capital increase, with express powers, where appropriate, to not carry it out.

         As a result of the significant change in stock market conditions in the second half of 2001, on September 26, 2001, the Board of Directors decided not to implement the aforementioned capital increase approved by the Stockholders' Meeting, and decided that, instead of the capital increase, the annual grant of options for 2001 under the EN-SOP Program would be covered through the acquisition on the market of purchase options on Telefonica, S.A. shares.

         Under the EN-SOP Program, in 2001 1,281,040 purchase options on Telefonica, S.A. shares were delivered to the employees of the Endemol Group (with the distribution agreed on by the Appointments and Compensation Committee of the Board of Directors of Telefonica, S.A., the governing body responsible for this as established when the resolution to set up this Program was adopted), at an exercise price of
         (Euro)19.2898 per share (annual reference value). As of December 31, 2001, 976 persons were participating in the Program.

         With respect to the application of the EN-SOP Program in 2002, in order to cover the annual grant of options in 2002, on April 12, 2002, the Stockholders' Meeting of Telefonica, S.A. approved a capital increase at Telefonica, S.A. of (Euro)2,180,809 euros, through the issuance of an equal number of common shares with additional paid-in capital of
         (Euro)11.61 per share, and granted the necessary powers to the Board of Directors to carry out the capital increase, with express powers, where appropriate, to not carry it out.

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       As in 2001, on December 18, 2002, the Board of Directors decided not to implement the aforementioned capital increase approved by the Stockholders' Meeting, and decided that, instead of the capital increase, the annual grant of options for 2002 under the EN-SOP Program would be covered, where necessary, with Telefonica, S.A. shares previously acquired in the securities market.

       Under the EN-SOP Program, in 2002 1,933,504 purchase options on Telefonica, S.A. shares were delivered to the employees of the Endemol Group at an exercise price of (Euro)12.61 per share (annual reference value). 977 persons are participating in the Program.

Other interest on accounts payable and similar expenses and revenues from other equity investments and loans

The detail of the "Other Interest on Accounts Payable and Similar Expenses" and "Revenues from Other Equity Investments and Loans" captions is as follows:

           -------------------------------------------------------------------
                                                            Millions of Euros
                                                       ----------------------
                                                        12/31/02     12/31/01
           ------------------------------------------------------------------
           Debentures, bonds and other marketable debt
             securities                                 1,060.64       933.50
           Loans and credits                              659.66       692.44
           Other                                           63.84       362.08
           ------------------------------------------------------------------
           Total other financial expenses               1,784.14     1,988.02
           ------------------------------------------------------------------
           Associated companies                            31.07        15.38
           Other companies                                289.30       419.81
           ------------------------------------------------------------------
           Total other financial revenues                 320.37       435.19
           ------------------------------------------------------------------

Exchange differences

The detail of the exchange gains/losses allocated to the consolidated statements of operations is as follows:

           -------------------------------------------------------------------
                                                           Millions of Euros
                                                       ----------------------
                                                        12/31/02     12/31/01
           ------------------------------------------------------------------

           Exchange losses                             (2,245.17)   (2,026.88)
           Exchange gains                               1,612.85     1,244.20

           ------------------------------------------------------------------
           Exchange differences                          (632.32)     (782.68)
           ------------------------------------------------------------------

Of these total exchange differences, the most significant amount relates to the variation in the debt denominated in foreign currency at the Argentine companies, as a result of the currency devaluation which took place in Argentina. Accordingly, exchange differences were recorded which led to a net negative impact of (Euro)528.87 million in 2002 and of (Euro)528.76 million in 2001 (see Note 1).

Extraordinary revenues

The detail of the extraordinary revenues is as follows:

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
---------------------------------------------------------------------------------------------------
                                                                             Millions of Euros
                                                                         --------------------------
                                                                          12/31/02      12/31/01
---------------------------------------------------------------------------------------------------
Prior years' revenues                                                      15.66          65.74
Indemnity payments for breach of contract                                  31.76          63.07
Insurance settlement consortium                                             0.87          14.04
Corporate restructuring of the wireless business in Brazil                 49.10              -
Allocation of deferred revenues to income (Note 13)                            -         172.16
Provisions for treasury stock (Note 11)                                        -         106.87
Other extraordinary revenues earned in the year                           158.57         349.12
                                                                        -------------------------
                                                                          255.96         771.00
-------------------------------------------------------------------------------------------------

       The "Other Extraordinary Revenues" caption includes the extraordinary revenues earned by all the Group companies, the amounts of which taken individually were not material.

       Extraordinary expenses and losses

-------------------------------------------------------------------------------------------------
                                                                            Millions of Euros
                                                                        -------------------------
                                                                         12/31/02      12/31/01
-------------------------------------------------------------------------------------------------
Provision for contingencies                                                31.29          50.67
Extraordinary provisions for preretirements (Note 14)                     395.01         460.97
Write-off of goodwill (Note 5)                                          2,259.81         249.00
Provisions for treasury stock (Note 11)                                   288.09              -
Fraud suffered and court claims                                             4.51          98.56
Fines, penalties and litigation                                           107.01          27.33
Write-off of start-up expenses (Note 4-c)                                  56.62              -
UMTS license value adjustments (Note 1)                                 2,753.90              -
Other extraordinary expenses                                              838.80         430.48
-------------------------------------------------------------------------------------------------
                                                                        6,735.04       1,317.01
-------------------------------------------------------------------------------------------------

       The "Other Extraordinary Expenses" caption includes extraordinary expenses of a very diverse nature incurred by numerous Telefonica Group companies.

       Losses on fixed assets

       This caption includes most notably the losses recorded relating to UMTS license value adjustments, amounting to (Euro)9,526.19 million (see Note
       1).

       This caption also includes net amounts of (Euro)15.49 million and
       (Euro)62.24 million as of December 31, 2002 and 2001, respectively, recorded as a result of the dismantling of Telefonica de Espana's plant for network digitalization (see Note 7).

(21)   DIRECTORS' COMPENSATION AND OTHER BENEFITS

       The compensation of the directors of Telefonica, S.A. consists of a fixed monthly payment and of attendance fees for attending the Board of Directors advisory committee meetings. Also, the executive directors receive compensation for the executive duties discharged by them.

       In 2002 the members of the Board of Directors of Telefonica, S.A. earned
       (Euro)11,907,088.40 ((Euro)3,312,042.31 fixed monthly payment, including the payments received for their membership on other company Boards within the Telefonica Group; (Euro)76,416.29 of

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attendance fees for attending the Board of Directors advisory committee meetings; (Euro)8,405,975.34 of salaries and variable compensation of the executive directors; (Euro)69,537.84 of compensation in kind paid to the executive directors, which include life insurance premiums; and (Euro)43,116.62 of contributions paid by the Company, as promoter and for executive directors, to pension plans).

The breakdown of the compensation and benefits received by the directors in 2002 is as follows:

a. Board of Directors: annual amount of the fixed payment received by each director (in euros):

              ---------------------------------------------------------------
                        Position                             2002
              ---------------------------------------------------------------
              Chairman                                     90,151.82
              ---------------------------------------------------------------
              Deputy Chairmen                             150,253.03
              ---------------------------------------------------------------
              Directors (1):

              Executive directors                          90,151.82
              Nominee directors                            90,151.82
              Independent directors                        90,151.82
              ---------------------------------------------------------------

       (1) Two independent executive directors, one of whom left the Board in December 2002, receive an additional annual payment of
              (Euro)60,101.21 each, because their experience and work in relation to Latin America is of special interest to the Company.

b. Standing Committee: annual amount of the fixed payment received by each director (in euros):

               --------------------------------------------------------------
                             Position                        2002
               --------------------------------------------------------------
               Chairman                                    60,101.21
               --------------------------------------------------------------
               Deputy Chairman                             60,101.21
               --------------------------------------------------------------
               Directors                                   60,101.21
               --------------------------------------------------------------

The directors do not receive any attendance fees for attending meetings of the Board of Directors or of the Standing Committee.

c. Other committees of the Board of Directors: total annual amounts for attending meetings of the advisory committees of the Board of Directors, received by all the directors.

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
              ----------------------------------------------------------------------------------------
                                Committee                                       2002
              ----------------------------------------------------------------------------------------
              Audit and Control                             Attendance fee per meeting: (Euro)858.61
              4 directors                                   Number of meetings: 8
                                                            Total received: (Euro)24,041.08
              ----------------------------------------------------------------------------------------
              Appointments and Compensation and Best        Attendance fee per meeting: (Euro)858.61
              Practice Corporate Governance
              4 directors                                   Number of meetings: 8
                                                            Total received: (Euro)26,616.91
              ----------------------------------------------------------------------------------------
              Human Resources and Corporate                 Attendance fee per meeting: (Euro)858.61
              Reputation                                    Number of meetings: 3
              4 directors                                   Total received: (Euro)10,303.32
              ----------------------------------------------------------------------------------------
              Regulation                                    Attendance fee per meeting: (Euro)858.61
              4 directors                                   Number of meetings: 4
                                                            Total received: (Euro)11,161.93
              ----------------------------------------------------------------------------------------
              Service Quality and Commercial Service        Attendance fee per meeting: (Euro)858.61
              4 directors                                   Number of meetings: 2
                                                            Total received: (Euro)4,293.05
              ----------------------------------------------------------------------------------------

       d. Executive directors: total amounts (in euros) received by the executive directors taken as a whole for the items indicated below:

                   -----------------------------------------------------------
                                                                   2002
                   -----------------------------------------------------------
                   Salaries                                    4,096,718.56
                   -----------------------------------------------------------
                   Variable compensation                       4,309,256.78
                   -----------------------------------------------------------
                   Compensation in kind                         69,537.84
                   -----------------------------------------------------------
                   Contributions to pension plans               43,116.62
                   -----------------------------------------------------------

       The executive directors Cesar Alierta Izuel, Fernando Abril-Martorell Hernandez, Antonio J. Alonso Ureba and Antonio Viana-Baptista, in their capacity as directors of the Telefonica Group, are beneficiaries of the compensation plan linked to the share market price of the shares of Telefonica, S.A. targeted at the Telefonica Group's executives (the "TOP Plan") discussed in Note 20; the cost for Telefonica of the aforementioned compensation plan, with respect to the executive directors participating in the plan, amounted to (Euro)1.2 million in 2002 and
       (Euro)1.26 million in 2001.

       Additional notes:

       a) The nonexecutive directors do not receive any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

       b) In 2002 the Company did not grant any advances, loans or credits to the directors.

(22)   Other information

   a)  Litigation

       Telefonica, S.A. and its Group companies are party to numerous lawsuits which are currently in progress in the law courts and the arbitration courts of the various countries in which the Telefonica Group is present. These lawsuits cover substantially all areas of law.

       However, Telefonica, S.A. considers it reasonably certain that any adverse outcome of these lawsuits will not materially affect the Group's economic and financial position or solvency. These lawsuits include most notably the following:

[LOGO]

1. A court proceeding contesting the resolutions adopted by the Special Stockholders' Meeting of Telefonica, S.A. on February 4, 2000.

       The stockholder Javier Sotos Garcia, who owns 300 shares of the Company, has filed a complaint contesting the resolutions adopted by the Special Stockholders' Meeting on February 4, 2000, based on the purported contravention of the rules regulating the holding of the Meeting and on the purported contravention of the rules for disapplication of preemptive rights of subscription in capital increases.

       The Company is convinced that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company and, since there has been no court decision in this connection, the complaint filed does not in any way signify holding in abeyance the implementation of the corporate resolutions approved by the Stockholders' Meeting and contested in that court proceeding.

2. A court proceeding contesting certain resolutions adopted by the Annual Stockholders' Meeting of Telefonica, S.A. on June 15, 2001.

       The aforementioned stockholder, Javier Sotos Garcia, has also filed a complaint contesting some of the resolutions adopted by the Company's Annual Stockholders' Meeting on June 15, 2001.

       By filing this new complaint contesting the corporate resolutions, the objective of Javier Sotos Garcia is to have the resolutions adopted by the Stockholders' Meeting in relation to the following items on the Agenda set aside by the Court: item I (approval of the 2000 financial statements and of the conduct of business by the Board of Directors in that year); item X (capital increase for the acquisition of the shares of various Mexican cellphone companies owned by Motorola); and item XII (capital increase to cover the Company's stock option plan for Endemol employees).

       The aforementioned proceeding is based on the purported contravention of the contesting stockholder's right to information and on the purported contravention of the legal rules for disapplication of preemptive rights of subscription in capital increases.

       The Company is convinced that the outcome of the aforementioned court proceeding will also be wholly satisfactory for the Company.

       Also, it should be noted that the complaint filed against the aforementioned resolutions adopted by the Stockholders' Meeting on June 15, 2001, does not in any way signify holding in abeyance the possible implementation of those resolutions.

3. Complaint filed by IDT against Telefonica, S.A., Terra Networks, S.A. and Lycos, Inc.

       International Discount Telecommunications Corporation (IDT) filed a complaint with the State Courts of New Jersey (U.S.) against Telefonica, S.A., Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc., seeking the payment of damages amounting to approximately US$ 6,600 million.

       This complaint is based on the purported breach of the joint venture agreement entered into between IDT and Terra in October 1999, on purported nonperformance of the obligations deriving from the agreement to terminate the aforementioned agreement, on purported fraud and contravention of the legislation regulating the issuance of securities (Federal Securities Exchange Act), and on purported fraudulent concealment of information.

[LOGO]

     After the complaint had been filed, IDT modified its complaint by eliminating all express references to a claim for damages of a specific amount, since this contravenes the U.S. legislation applicable to the claim. Accordingly, the lawsuit is for an unspecified amount, without prejudice to the possibility of the damages being specified and quantified in the course of the proceeding.

     In May 2002 the State Courts of New Jersey decided to dismiss counts X and XI of the complaint, relating to the purported breach of the joint venture agreement.

     Recently IDT added a new claim to the "second modified complaint" alleging the liability of Telefonica, as a control person, for the alleged fraud against Terra in its negotiations with IDT, which culminated in the termination agreement. Telefonica has filed objections to this claim, which are being considered by the Court.

     Legal counsel for the defendants consider that the defendants have a sound defense with respect to the complaint filed against them and, accordingly, Telefonica is convinced that the outcome of the aforementioned lawsuit resulting from the complaint filed by IDT will not be unsatisfactory for Telefonica or for Terra and that, if it were, the economic and financial impact on the Telefonica Group should not be material.

  4. Notice of arbitration filed by IDT against Telefonica Internacional, S.A.

     International Discount Telecommunications Corporation (IDT) filed a notice of arbitration against Telefonica Internacional, S.A. (Sole-Stockholder Company) at the American Arbitration Association (AAA).

     The notice of arbitration is based on the purported breach of a memorandum of understanding entered into by IDT and Telefonica Internacional on August 11, 1999. IDT is seeking in its statement of claim damages by reason of the breach of not less than US$ 2,000 million, as well as the performance of the aforementioned memorandum of understanding.

     In turn, Telefonica Internacional, S.A. (Sole-Stockholder Company) filed a counterclaim against IDT for damages amounting to US$ 3,500 million.

     Telefonica, S.A. is convinced that the outcome of the arbitral proceeding resulting from the notice of arbitration filed will not be unsatisfactory for Telefonica Internacional and that, if it were, the economic and financial impact on the Telefonica Group should not be material.

  5. Preliminary proceedings conducted by Central Examining Court no. 1 of the Audiencia Nacional (National Appellate Court).

     Central Examining Court no. 1 of the National Appellate Court is conducting preliminary proceedings in relation to charges pressed in October 2000 by Juan Francisco Franco Otegui against certain ex-directors of Telefonica, S.A., and against the partner of the Company's audit firm, in relation to certain conduct and corporate resolutions alleged by Mr. Otegui to be acts constituting corporate offenses. To these preliminary proceedings was joined an investigation by the Special Public Prosecutor's Office for Combatting Corruption-Related Financial Crime in relation to the acquisition by Telefonica of the Dutch company Endemol.

[LOGO]

   6.   Sistemas e Instalaciones de Telecomunicacion, S.A.U. (Sintel).

        As a result of the voluntary bankruptcy proceeding being conducted at Madrid Court of First Instance no. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which affect Telefonica, S.A.

        Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order, the related bodies sent Telefonica a payment demand for (Euro)22.87 million, which represents the total amount paid for Sintel, since they consider null and void as a matter of law the involvement of Sintel in the contract dated December 30, 1998, in which a debt of (Euro)21.35 million was recognized due to the sale of the shares of Sintel to Mastec Internacional, S.A. and the amounts paid by Sintel, which in the aforementioned contract appeared as a joint and several guarantor of the fulfillment of these payment obligations.

        Telefonica filed an ancillary complaint in which it proposes that the effects of the bankruptcy be backdated to a date closer to that of the bankruptcy order, so that the contract dated December 30, 1998, is not affected. The representatives of the employees filed a counterclaim proposing that the effects of the bankruptcy be backdated to the date of the sale of the Sintel shares (April 1996).

        The two criminal proceedings which commenced recently are as follows:

        Expedited proceeding 273/2001, in relation to which, on September 24, 2002, Telefonica, S.A. and Telefonica de Espana, S.A. appeared before Central Examining Court no. 1 filing a civil suit as parties suffering loss, against the directors of Sintel and of Mastec Internacional, S.A. Leave was given for them to appear as parties to the proceeding.

        Preliminary proceeding 362/2002, which was commenced on October 23, 2002, by the Central Examining Court for a possible offense of extortion. This proceeding arises from the preceding one, concerns the possible commission of an offense of extortion in the assumption by Sintel of joint and several liability with Mastec for the obligation to pay the related sale price.

b) Commitments

   Agreements with Portugal Telecom (Brazil)

   On January 23, 2001, Telefonica, S.A. and its subsidiary Telefonica Moviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all the wireless telephony businesses in Brazil and, accordingly, they undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the obtainment of the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. Also, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulatory and bylaw conditions.

   On October 17, 2002, Telefonica Moviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders' Agreement and Subscription Agreement) that

[LOGO]

        implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups' holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

        In accordance with the aforementioned definitive agreements, Telefonica Moviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage of ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefonica Moviles, S.A., which would be obliged to buy (directly or through another company), all of Portugal Telecom's ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group's holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefonica Moviles' choice, in (i) cash, (ii) Telefonica Moviles S.A. shares and/or Telefonica, S.A. shares, or (iii) a combination of the two. This sale option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

        Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefonica Moviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefonica, S.A., Telefonica Moviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefonica Moviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the sale option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

        Agreements for the acquisition of Pegaso (Mexico)

        In accordance with the agreements entered into by Telefonica Moviles, S.A. on April 26, 2002, with Sprint, Leap Wireless, Qualcomm and other financial investors, the acquisition by Telefonica Moviles, S.A. of 65% of the capital stock of the Mexican company Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso) was definitively concluded on September 10, 2002.

        Also, in compliance with the agreements adopted on that date Telefonica Moviles, S.A. and the Burillo Group, which owns 35% of the remaining capital stock of Pegaso, all the shares of Pegaso were contributed to a company formed for this purpose called Telefonica Moviles Mexico, S.A. de C.V. Telefonica Moviles, S.A. also contributed to this new company the companies which it owned in the northern Mexico. After these contributions, Telefonica Moviles, S.A. had a 92% holding in the new company.

[LOGO]

Under the agreements entered into, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefonica Moviles Mexico, S.A. de C.V. The Burillo Group can exercise its sale option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its sale option, Telefonica Moviles could exercise its purchase option on the shares of the company owned by the Burillo Group. In this case, the purchase price for the shares will be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo Group's original investment in the company, to which interest will be added and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefonica Moviles' choice, in cash, in shares of Telefonica Moviles or a combination of the two.

Also, under the shareholders agreement entered into the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

Guarantees provided for Ipse 2000 (Italy)

The Telefonica Group has provided for the Italian company Ipse 2000 S.p.A. (the awardee of an UMTS license in Italy), in which it owns a holding indirectly through Telefonica Moviles, S.A. and Telefonica DataCorp, S.A., Sole-Stockholder Company, guarantees securing financial transactions, mainly to secure its financing commitments relating to the accounts payable to the Italian State due to the acquisition of the license amounting to (Euro)636.36 million.

Telefonica DataCorp. Guarantee provided for Atlanet (Italy)

Telefonica DataCorp, S.A., Sole-Stockholder Company, a subsidiary of Telefonica, S.A., owns 34% of the shares of the Italian company Atlanet S.p.A. The assets of Atlanet S.p.A. include most notably its 12% holding in the capital stock of Ipse 2000, a consortium which holds an UMTS license in Italy.

Atlanet S.p.A. has arranged various credit transactions with Banco di Roma consisting of credit lines amounting to (Euro)191.56 million, which are secured by the stockholders of Atlanet S.p.A. in proportion to their ownership interest in this company. Telefonica DataCorp, S.A., Sole-Stockholder Company has guaranteed 34% of this amount (i.e. (Euro)65.133 million).

Telefonica Internacional (Puerto Rico)

1. On December 22, 1992, Telefonica International Holding B.V., which owns 14.9% of the shares of the Puerto Rican company Telecomunicaciones Ultramarinas de Puerto Rico (TUPR), entered into a stockholders agreement with the Puerto Rico Telephone Authority (PRTA) to acquire, through a reciprocal purchase-sale option, the shares representing the remaining 85.1% of the capital stock of TUPR.

     On May 21, 1999, Telefonica International Holding B.V. announced its intention to exercise this purchase option; however, the purchase transaction was never carried out.

[LOGO]

     On April 4, 2002, PRTA exercised its sale option, and notified Telefonica Internacional Holding B.V. of its decision to sell 85.1% of TUPR for a price, subject to a due diligence review, of US$ 24.9 million.

2. On February 4, 2000, Telefonica Larga Distancia de Puerto Rico (TLD) and ClearCom, L.P. entered into a joint venture agreement to carry on the cellular telephony business in Puerto Rico through a new company (Newcomm). Under this agreement, which was subsequently modified, TLD was granted an option to acquire a 50.1% holding in Newcomm, by converting promissory notes into shares representing 49.9% of Newcomm's capital stock and entering into a share purchase agreement for shares representing the remaining 0.2%.

     In line with the process of reorganization by line of business carried out by the Telefonica Group, TLD and Telefonica Moviles, S.A. have agreed that the rights which the aforementioned agreement confers on the Telefonica Group will be transferred to Telefonica Moviles, S.A., and the related documents have already been prepared for presentation to the Federal Communications Commission (FCC), so that FCC can approve the transfer of licenses and the acquisition of a controlling interest in the company by Telefonica Moviles, S.A.

Telefonica CTC Chile-Sonda

On September 26, 2002, Telefonica CTC Chile, S.A. granted a shareholder of Sonda S.A., Inversiones Santa Isabel Limitada, a purchase option to be exercised between July 26 and August 5, 2005, on 35% of the capital of the aforementioned company, currently owned by Telefonica CTC Chile; the exercise of this option can be brought forward to between July 26 and July 31, 2003 and 2004. The price will be determined in accordance with the process stipulated in the related contract, and will be paid in cash.

Atento

Within the framework of the strategic agreement entered into on February 11, 2000, by BBVA and Telefonica, on December 4, 2001, the two entities signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefonica Group subsidiary, of the BBVA Group's Spanish and international call center business.

The transaction agreed on consists of: (i) the initial contribution by Telefonica S.A. of all its call center business (now carried on by Atento Holding Inc.) to a newly-formed subsidiary (Atento N.V.); and (ii) the subsequent inclusion of the BBVA Group in the stockholder structure of Atento N.V. through various monetary and nonmonetary contributions of all the shares of the Spanish companies Procesos Operativos, S.A. and Leader Line, S.A. These contributions will entail the transfer to Atento of all the BBVA Group's Spanish and international call center business and the subscription by BBVA of up to 9% of the capital stock of Atento N.V.

The transaction also envisages the signing of various specific agreements for the provision to the BBVA Group by Atento of call center services in Spain and Portugal and in ten Latin American countries, for most of which contracts have already been signed. BBVA's ownership interest in Atento N.V. may be adjusted on the basis of whether these agreements are actually entered into and the volume of business actually contributed by the BBVA Group to Atento.

Atento N.V. was incorporated on May 13, 2002. All Telefonica, S.A.'s call center business was contributed to it on that date. The contributions by the BBVA Group under the terms

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of the agreement discussed in this section had not yet been made as of that date, although this will foreseeably take place in the first quarter of 2003.

Commitments relating to Via Digital

     1. Telefonica has provided to third parties, including other stockholders of DTS Distribuidora de Television Digital, S.A. (Via Digital), guarantees of the liquidity of the investments made which grant the beneficiaries a sale option and Telefonica a purchase option, which can be exercised if certain conditions are met, including that relating to the statutory limitations of percentage of ownership of the capital stock. The total price of this purchase option would amount to approximately (Euro)143 million.

     2. The agreements entered into by Sogecable, S.A., Telefonica, S.A. and Telefonica de Contenidos, S.A. Sole-Stockholder company for the merger of Via Digital into Sogecable are described in Note 23.

     3. The agreement referred to in the previous point establishes the commitment of Telefonica de Contenidos, S.A., Sole-Stockholder Company to Sogecable, S.A. to offer it or another Telefonica Group company the possibility of acquiring the rights which DTS Distribuidora de Television Digital, S.A. (Via Digital) currently holds on the Soccer World Cup in Germany in 2006. In this regard, management of Via Digital plans to start offering the aforementioned rights to other operators in the market with a view to obtaining an optimum price for them. In accordance with the accounting principle of prudence in valuation a provision of (Euro)19.6 million was recorded in this connection with a charge to the accompanying consolidated statement of operations.

     Commitment of Telefonica de Contenidos with respect to Euroleague Marketing, S.L.

     Under a framework contract dated August 24, 2000 (amended on November 17,
     2001), regulating the exploitation of economic rights (including mainly audiovisual, sponsorship and Internet rights, licenses, etc.) on the European basketball competition, the "Euroleague", Telefonica de Contenidos, S.A. (Sole-Stockholder Company), a subsidiary of Telefonica, S.A., has a commitment to pay Euroleague Marketing, S.L., a company in which Telefonica de Contenidos, S.A. (Sole-Stockholder Company) owns a 70% holding, the difference between the revenues obtained by Euroleague Marketing, S.L. from the exploitation of the aforementioned rights and a maximum of US$ 25 million for the 2002/2003 season (a maximum of US$ 20 million for the remaining two seasons).

     Commitments of Telefonica de Contenidos in relation to Audiovisual Sport

     Telefonica de Contenidos, S.A. (Sole-Stockholder Company), a subsidiary of Telefonica, S.A., has provided a guarantee, to secure payment of (Euro)74.5 million relating to 40% of the outstanding balance of the syndicated loan, originally amounting to (Euro)300.51 million, granted by several financial institutions to Audiovisual Sport, S.L., a 40%-owned investee of Gestora de Medios Audiovisuales Futbol, S.L., that is a subsidiary of Telefonica de Contenidos, S.A.

     Also, it should be noted that the agreements relating to the merger of Via Digital and Sogecable provide for a commitment to acquire the 40% holding that Telefonica de Contenidos, S.A. Sole-Stockholder company owns in Audiovisual Sport, S.L.

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Purchase and sale commitments relating to the shares of Uno e-Bank owned by
Terra

Note 23 ("Subsequent Events") details various purchase and sale commitments relating to the shares of Uno e-Bank, S.A. owned by Terra Networks, S.A. included in a contract between the latter and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) dated January 10, 2003.

Other commitments in the form of performance bonds for concessions or licenses

1. Telefonica de Espana, S.A. (Sole-Stockholder Company), a subsidiary of Telefonica, S.A., has provided counter-guarantees for 43 guarantees provided by Banco Santander Central Hispano and by the insurance company Zurich totaling approximately (Euro)100.9 million, relating to definitive guarantees provided by Telefonica Cable, S.A. (Sole-Stockholder Company), a subsidiary of Telefonica de Espana, S.A. (Sole-Stockholder Company), in relation to 43 concession contracts with the Spanish State for the provision of cable telecommunications services in 43 franchise areas.

     These guarantees ensure performance by the concession-holder company of the obligations assumed under the concession contracts, in particular in relation to coverage of the services and the timetable for their implementation. The aforementioned guarantees were maintained after the concession deeds were converted into 19 individual B1-type licenses.

     Through a Telecommunications Market Commission Resolution dated January 7, 2003, it was decided to propose to the Ministry of Science and Technology that 90% of the amount of the final guarantees provided by Telefonica Cable, S.A. (Sole-Stockholder Company) for the formalization of the aforementioned 43 contracts be reimbursed. The Ministry of Science and Technology has given notification of the commencement of the related cancellation proceeding, which must be completed within three months.

2. Telefonica Moviles, S.A., a subsidiary of Telefonica, S.A., has provided certain financial guarantees to the Spanish State amounting to (Euro)1,100 million, in relation to the grant to Telefonica Moviles Espana, S.A. (Sole-Stockholder Company) of a UMTS services license in Spain. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network deployment, job creation, investments, etc.

     As of January 20, 2003, the guarantees amounted to (Euro)721 million, since
     (Euro)379 million were released as a result of fulfillment of certain of the objectives set. The release of a further (Euro)90 million has been requested, for which the Ministry of Science and Technology has yet to verify that the related commitments have been met.

     Also, Telefonica Moviles Espana began conversations with the aforementioned Ministry, which have given rise to the commencement of an administrative proceeding, with a view to changing the current systems of guarantees, replacing all the guarantees in force by one or several guarantees, the overall amount of which, per the proposed resolution prepared by the Ministry, would not exceed (Euro)203 million. These new guarantees would also secure all the commitments assumed in relation to the UMTS license and, accordingly, the guarantees would have to be provided again should they be totally or partially executed due to

                                      -77-

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          failure to fulfill any of the commitments that they are securing. A
          Ministerial Order to regulate this administrative proceeding is pending approval.

     3. In 1999 Telefonica de Argentina, S.A. provided guarantees to the Government of the Republic of Argentina for the fulfillment of obligations assumed by Telefonica Comunicaciones Personales, S.A. arising from the obtainment of its PCS licenses, amounting to US$ 22.5 million individually and to US$ 45 million on a joint and several basis with the other operator, Telecom. These guarantees are still in force, pending verification by the Argentine National Communications Commission of the fulfillment of the obligations secured by these guarantees.

     The contingencies arising from the commitments described above were evaluated when the consolidated financial statements as of December 31, 2002, were prepared, and the provisions recorded with respect to the commitments taken as a whole are not representative.

c)   Environmental matters

     The Telefonica Group, through its investees, and in line with its environmental policy, has been undertaking various activities and projects relating to environmental matters. In 2002 it incurred expenses and made investments for scantly material amounts which were recorded in the consolidated statement of operations and the consolidated balance sheet, respectively.

     As regards the current systems implemented by the Group to reduce the environmental impact of its plant, systems were brought into service for, inter alia, reducing emissions into the atmosphere, treating and recycling water, measuring effluents, reducing noise and vibrations, etc. The cost of these items was included in the cost of the plant in which they are located.

     As regards possible environmental contingencies, there are sufficient internal control mechanisms which are periodically supervised, either in-house or by prestigious outside firms. No significant contingencies have been disclosed in this connection.

d)   Fees paid to auditors

     The fees paid in 2002 to the various member firms of the Deloitte & Touche international organization, to which Deloitte & Touche Espana, S.L., the auditors of the Telefonica Group in 2002, belongs, amounted to (Euro)15.92 million.

     The detail of the foregoing amount is as follows:
                                                              ------------------
                                                              Millions of Euros
     ---------------------------------------------------------------------------
     Audit of financial statements                                  6.94
     Other audit services                                           2.90
     Work additional to or other than audit services                6.08
     ---------------------------------------------------------------------------
     Total                                                         15.92
     ---------------------------------------------------------------------------

     The fees paid to other auditors in 2002 amounted to (Euro)12.51 million, the detail being as follows:

                                      -78-

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--------------------------------------------------------------------------------

                                                           ---------------------
                                                             Millions of Euros
--------------------------------------------------------------------------------
Audit of financial statements                                       1.95
Other audit services                                                0.42
Work additional to or other than audit services                    10.14
--------------------------------------------------------------------------------
Total                                                              12.51
--------------------------------------------------------------------------------


          These fees include the amounts paid in connection with the fully consolidated Spanish and foreign Telefonica Group companies.

(23) subsequent events

     Capital increase in progress with a charge to reserves

     February 2003 saw the first of the Company's two capital increases with a charge to unrestricted reserves, approved by the Stockholders' Meeting on April 12, 2002, and which the Board of Directors resolved to carry out at its Meeting on December 18, 2002.

     The capital increase was carried out through the issuance of 97,213,225 new common shares of the Company of (Euro)1 par value each, thereby increasing the capital stock by (Euro)97,213,225 to (Euro)4,957,874.511. These new shares were assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

     The deed of capital increase was executed on February 12, 2003, and registered at the Mercantile Registry on February 18, 2002.

     Also, on February 12, 2003, the Standing Committee of the Board of Directors of Telefonica, S.A., making use of the powers granted to it by the Board of Directors on January 29, 2003, resolved to carry out the second capital increase with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, through the issuance of 99,157,490 new common shares of the Company, of the same series and carrying the same rights as the outstanding shares, of (Euro)1 par value each, which will be assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

     The period for the assignment free of charge of the shares relating to the second capital increase is scheduled to commence in the second half of March 2003, and the new shares will foreseeably be admitted to official listing in mid-April 2003.

     Merger of Via Digital with Sogecable

     On May 8, 2002, Sogecable S.A. and Telefonica S.A. (the latter through its subsidiary Telefonica de Contenidos S.A. - Sole-Stockholder Company) - entered into an agreement relating to the merger of DTS Distribuidora de Television Digital, S.A. (Via Digital) with Sogecable.

     The transaction was ratified by the Board of Directors of Telefonica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. in May 2002, subject to the authorization of the relevant public authorities, which was granted on November 29, 2002, through the adoption by the Council of Ministers of certain resolutions authorizing the merger provided that certain conditions were met.

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     On January 29, 2003, Sogecable S.A., Telefonica, S.A. and Telefonica de
     Contenidos S.A. (Sole-Stockholder Company) entered into an agreement whereby they deemed the contract terms established for the merger of Sogecable and Via Digital to have been fully met. Also, Telefonica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. agreed on the related detailed action plans and deadlines for the instrumentation of the conditions imposed by the Government in the aforementioned Council of Ministers resolutions. Through these plans, Telefonica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. accepted the conditions established by the Government; however, they filed appeals for judicial review against certain of the conditions (obligation to distribute channels, joint marketing of commercial packages, price caps and prohibition of strategic alliances).

     The terms under which the transaction will be carried out in accordance with the agreements dated May 8, 2002 and January 29, 2003, are as follows:

     - The transaction will be carried out through a capital increase at Sogecable, S.A. targeted at the stockholders of Via Digital, who will be able to contribute their Via Digital shares.

     - If all the shareholders of Via Digital subscribe to the capital increase, the percentages of ownership of Sogecable, S.A. after the capital increase will be 77% in the case of the present stockholders of Sogecable and 23% in the case of the present stockholders of Via Digital.

     - After the exchange has been carried out, the Telefonica Group will have an ownership interest in the capital stock of Sogecable, S.A. equal to that of its two stockholders Prisa and Groupe Canal + after the dilution arising from the share exchange, which, if all the capital stock of Via Digital is exchanged, would represent 16.38% of the capital stock of Sogecable, S.A. With this ownership interest, Telefonica would not exercise such voting rights carried by the shares received in the exchange as might exceed the aforementioned percentage.

     - Telefonica has stated that its present strategic plans envisage that the aforementioned ownership interest will not be disposed of for at least three years from the date of the exchange.

     - The representation of Telefonica, Prisa and Groupe Canal + on the Board of Directors of Sogecable, S.A. will be consistent with their respective ownership interests, and each of the aforementioned three entities will appoint five directors. The Chairman of the Board of Directors will be chosen from among the five directors appointed by Telefonica.

     - Prisa and Groupe Canal + will maintain their present shareholders' agreement, to which Telefonica will not be a party.

     - Each of the three major stockholders will grant a ten-year participating loan of (Euro)50 million earning interest at 11%.

     - Sogecable, S.A. will offer its shareholders the possibility of participating in a nine-year subordinated debt security issue of
          (Euro)175 million, the subscription of which will be underwritten by Telefonica, bearing interest at 10.28%. The remuneration for the subscribers will include the issuance of warrants equal, overall, to 1% of the capital stock of Sogecable, S.A.

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     -    The debt of Via Digital and of Sogecable, S.A. as of April 30, 2003,
          must not exceed (Euro)425 million and (Euro)705 million, respectively.

     Strategic alliance between Telefonica, Terra and Bertelsmann

     On February 12, 2003, Telefonica and Terra Networks, S.A. entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann was also a party (whereby, in the framework of the acquisition of Lycos by Terra, Telefonica, S.A. undertook to commission from Terra, the portion of the advertising services committed by Bertelsmann that the latter did not commission from Terra, up to a maximum amount of US$ 675 million).

     Additionally, on February 12, 2003, Telefonica, Terra, Lycos and Bertelsmann, entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

     The term of the Framework Strategic Alliance Agreement is six years, ending on December 31, 2008. The agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

     The main features of this Framework Strategic Alliance Agreement are summarized as follows:

     1.   Strengthening of the Terra Lycos Group as:

          - The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefonica Group Companies' connectivity and ISP services.

          - Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefonica Group companies.

          - Exclusive provider of Telefonica Group employee on-line training services.

          - Preferential provider of on-line integral marketing services with the Telefonica Group companies.

     2. Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefonica Group companies.

     3. Exclusive acquisition of connectivity and wholesale Internet access services by Terra Lycos Group companies from Telefonica Group companies under the legally permitted most-favored-customer conditions.

     4. Outsourcing by Terra Lycos Group companies to Telefonica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

     5. Exclusive acquisition by Terra Lycos Group companies from Telefonica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and,

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          when so agreed, SME customers under the legally permitted
          most-favored-customer conditions.

     The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of (Euro)78.5 million. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith.

     Terra Networks, S.A.-BBVA (Uno-e Bank, S.A.)

     On May 15, 2002, Terra Networks, S.A. (Terra) and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Credito, S.A. (a subsidiary of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the obtainment of the relevant internal and administrative authorizations. When the integration takes place, Terra's ownership interest in Uno-e Bank, S.A. will be 33% and that of the BBVA Group will be 67%.

     On that same date (May 15, 2002), BBVA and Terra entered into an agreement in which they established the following liquidity mechanisms (purchase and sale options) relating to the Uno-e Bank, S.A. shares owned by Terra:

     - Terra has the right to sell to BBVA, and BBVA is obliged to acquire, Terra's holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra to acquire its ownership interest ((Euro)189.4 million).

     - BBVA has the right to acquire from Terra, and Terra is obliged to sell, Terra's holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra to acquire its ownership interest ((Euro)189.4 million), plus annual interest at a rate of 4.70%.

     - If a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Credito, S.A. and Uno-e Bank, S.A., the liquidity mechanisms would be modified. BBVA would lose its right of purchase and Terra would retain its right of sale, but only at the market value as determined by an investment bank.

     On January 10, 2003, Terra and BBVA entered into an agreement to integrate the consumer finance lines of business of Finanzia Banco de Credito, S.A. and Uno-e Bank, S.A. in terms that were more in keeping with their respective interests and those of Uno-e Bank, S.A. than those provided for in the memorandum of understanding dated May 15, 2002. Accordingly, the memorandum of understanding was rendered null and void, and the definitive agreement was made conditional upon obtainment of the relevant internal and administrative authorizations, which must be secured prior to June 30, 2003, as a condition for the formalization and performance of the integration. After the integration takes place, Terra's ownership interest in Uno-e Bank, S.A. will be 33% and that of the BBVA Group will be 67%.

     On that same date (January 10, 2003), BBVA and Terra entered into a liquidity agreement that will replace that dated May 15, 2002, once the aforementioned integration has taken place. This agreement establishes the following liquidity mechanism (sale option) relating

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     to the Uno-e Bank, S.A. shares owned by Terra: Terra has the right to sell to BBVA, and BBVA is obliged to acquire, Terra's holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of the ownership interest held by Terra that it is intended to sell as of that date.

     Also, the exercise price of the aforementioned option may not be lower than
     (Euro)148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006.

     Acquisition of shares of Antena 3 de Television, S.A.

     In 1997 and 2000 Telefonica provided guarantees to the entity that is now Banco Santander Central Hispano, S.A. to ensure the liquidity and value of the investments made by it in Antena 3 de Television, S.A. To execute these agreements, in 1999 Telefonica Media, S.A. (Sole-Stockholder Company) (now Telefonica de Contenidos, S.A. - Sole-Stockholder Company), a subsidiary of Telefonica, S.A., acquired shares representing 7.1395% of the capital stock of Antena 3 de Television, S.A. Additional acquisitions have yet to be formalized and the guarantee on certain of the shares has yet to be executed.

     On January 7, 2003, as a result of a change in the legal conditions applicable to the ownership of shares of television concession-holder companies, Telefonica, S.A. and its subsidiary Telefonica de Contenidos, S.A. (Sole-Stockholder Company) exercised vis a vis Banco Santander Central Hispano, S.A. purchase options on 17,365,125 and 2,167,500 shares of Antena 3 de Television, S.A., which, taken as a whole, represent 11.719% of the capital stock of Antena 3 de Television, S.A. The shares were to be acquired by the Telefonica, S.A. subsidiary Corporacion Admira Media, S.A. (Sole-Stockholder Company).

     After the related procedural formalities had been carried out, on February 5, 2003, the transfer of the aforementioned shares was formalized, and, accordingly, as of that date, the guarantees provided to Banco Santander Central Hispano, S.A. were fully executed and fulfilled. The resulting percentage of ownership was 59.24%.

     Acquisition of Tele Centro Oeste Celular Participacoes (TCO)

     In January 2003 Brasilcel N.V., owned 50% by Telefonica Moviles, S.A. and 50% by Portugal Telecom Moveis, S.A., the joint venture created by these companies to manage and develop their cellular telephony business in Brazil, entered into an agreement to acquire, through the subsidiary Telesp Celular Participacoes, S.A., from the Brazilian company Fixcel 61.10% of the common shares with voting rights of Tele Centro Oeste Celular Participacoes, S.A. (TCO) representing 20.37% of the latter's total capital stock. The formalization of this acquisition is subject to the satisfactory conclusion of the due diligence review in progress at present and to the obtainment of the pertinent administrative authorizations.

     If this acquisition is concluded, pursuant to current stock market legislation in Brazil, a tender offer will be launched for the TCO's common shares held by the other stockholders. Subsequently, TCO's shares will be exchanged for preferred shares of Telesp Celular Participacoes, S.A., which will give the latter company the opportunity to own all the shares of TCO.

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     Restructuring of the debt of Telefonica Comunicaciones Personales
     (Argentina)

     In January 2003 Telefonica Comunicaciones Personales, S.A., a subsidiary of Telefonica Moviles, S.A. in Argentina, entered into agreements with various Ericsson Group Companies to refinance its debt of US$ 130 million to the Ercisson Group.

     Also, Telefonica Comunicaciones Personales refinanced its intercompany debt of US$ 630 million to Telefonica Moviles, S.A.

     Telefonica Europe, B.V. bond issue

     On February 6, 2003, Telefonica Europe B.V. launched two long-term bond issues underwritten by Telefonica S.A. The first issue, which matures on February 14, 2013, has a face value of (Euro)1,500 million and an annual coupon of 5.125%. The second issue, with a face value of (Euro)500 million, matures on February 14, 2033, and has an annual coupon of 5.875%.

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(24)  CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

-------------------------------------------------------------------------------------------------------------------------------
          APPLICATION OF FUNDS           12/31/02    12/31/01                 SOURCE OF FUNDS            12/31/02     12/31/01
-------------------------------------------------------------------------------------------------------------------------------
Funds applied in operations                     -           -    Funds obtained from operations           8,819.49    11,615.74

Start-up and debt arrangement expenses     468.96      783.10

Fixed asset additions                                            Stockholder contributions
a) Intangible assets                     1,106.58    1,650.09    a) Capital increase                             -        32.64
b) Property, plant and equipment         2,819.65    6,770.80    b) Additional paid-in capital                   -       130.51
c) Long-term investments                 2,116.26    2,923.82    c) Minority interests                    5,294.95       158.18

Deferred tax assets                         92.04    1,582.81
Deferred tax liabilities                        -      655.03    Deferred revenues                          229.09            -
Dividends                                  108.63      121.87
Deferred revenues                               -       21.73    Long-term deferred tax liabilities         436.61            -

                                                                 Long-term debt                           1,762.92     8,781.66
Repayment or transfer of long-term debt  6,746.65    6,153.88    Fixed asset disposals
                                                                 a) Intangible assets                        39.21        90.13
Allowances                                 863.53      888.73    b) Property, plant and equipment           296.34       401.17
                                                                 c) Long-term investments                   784.16     1,080.11

                                                                 Transfer to short term of long-term
                                                                   loans                                    403.05

Decrease in working capital due to                               Increase in working capital due to
   disposal of equity investments        1,060.54                  disposal of equity investments                -       158.90

Decrease in working capital due to                               Increase in working capital due to
   inclusion of subsidiaries                    -      216.21      inclusion of subsidiaries                495.50            -

Variation in working capital due to                              Variation in working capital due to
   translation differences                 714.95           -      translation differences                               493.70
-------------------------------------------------------------------------------------------------------------------------------
TOTAL FUNDS APPLIED                     16,158.01   21,768.07    TOTAL FUNDS OBTAINED                    18,461.32    22,942.74
-------------------------------------------------------------------------------------------------------------------------------
FUNDS OBTAINED IN EXCESS OF FUNDS                                FUNDS APPLIED IN EXCESS OF FUNDS                             -
   APPLIED                               2,303.31    1,174.67      OBTAINED
(INCREASE IN WORKING CAPITAL)                                    (DECREASE IN WORKING CAPITAL)
-------------------------------------------------------------------------------------------------------------------------------
                                        18,461.32   22,942.74                                            18,461.32    22,942.74
                                      -----------------------                                           -----------------------
VARIATIONS IN WORKING CAPITAL
-------------------------------------------------------------------------------------------------------------------------------
  INCREASE IN WORKING CAPITAL           12/31/02    12/31/01         DECREASE IN WORKING CAPITAL         12/31/02   12/31/01
-------------------------------------------------------------------------------------------------------------------------------
Due from stockholders for capital calls         -        2.25    Due from stockholders for capital calls      2.25            -
Inventories                                     -           -    Inventories                                304.26        37.41
Accounts receivable                             -           -    Accounts receivable                      1,974.86       934.35
Accounts payable                         3,663.88    5,576.42    Accounts payable                                -            -
Short-term investments                   1,146.39           -    Short-term investments                          -     3,311.28
Cash                                            -           -    Cash                                        77.97       143.74
Accrual accounts                                -       22.78    Accrual accounts                           147.62            -
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    4,810.27    5,601.45    TOTAL                                    2,506.96     4,426.78
-------------------------------------------------------------------------------------------------------------------------------
VARIATION IN WORKING CAPITAL                                -    VARIATION IN WORKING CAPITAL             2,303.31     1,174.67
-------------------------------------------------------------------------------------------------------------------------------
                                         4,810.27    5,601.45                                             4,810.27     5,601.45
                                         --------------------                                             ---------------------

[LOGO]

       The reconciliation of the balances of the consolidated statements of operations to the funds obtained from operations is as follows:

       ---------------------------------------------------------------------------------------------
                                                                              Millions of Euros
                                                                       -----------------------------
                                                                          12/31/02         12/31/01
       ---------------------------------------------------------------------------------------------
       Income (Loss)                                                     (5,576.80)       2,106.81
       Loss attributable to minority interests                           (5,795.61)        (271.01)
       Income of associated companies                                       527.88          376.49
                                                                       -----------------------------
                                                                        (10,844.53)       2,212.29
       --------------------------------------------------------------- -----------------------------
       Add:
       ---------------------------------------------------------------
       Dividends of companies accounted for by the equity method             58.16            8.52
       Depreciation and amortization expense                              6,692.42        7,373.98
       Provisions for property, plant and equipment                          37.88           24.95
       Amortization of debt arrangement expenses                             43.23           55.43
       Amortization of consolidation goodwill                               665.43          841.62
       Amortization of other deferred charges                               240.98           55.42
       Write-down of consolidation goodwill                               2,259.81          249.00
       Investment valuation provisions                                      117.63           68.85
       Exchange differences                                                (316.72)         313.60
       Undepreciated plant dismantled                                        33.85           62.24
       Provisions for inventory adjustment                                   23.32            9.24
       Period provisions                                                  3,281.40          428.36
       Provisions to technical reserves of insurance companies               17.24           61.55
       Deferred interest                                                      5.10          291.77
       Deferred tax liabilities and other                                        -        1,479.55
       Property, plant and equipment and intangible assets                9,597.77          164.91
       Financial provision and supplementary pension payments to
          retired employees                                                  61.62           61.59
       Losses on disposal of consolidated companies                         209.25               -

       ---------------------------------------------------------------
       Less:
       ---------------------------------------------------------------

       Gain on disposal of property, plant and equipment and
          intangible assets                                                  16.28           29.29
       Capital subsidies                                                     63.79           80.03
       Nonrefundable third-party contributions                                   -           53.15
       Long-term deferred tax assets and liabilities                      3,228.65               -
       Gain on disposal of consolidated companies                           101.78          302.09
       Fixed asset allowances used                                           36.83          668.41
       Other allowances used                                                 17.02        1,026.91
       Other                                                                     -          (12.75)

       -------------------------------------------------------------------------------------------
       Funds obtained from operations                                     8,719.49       11,615.74
       -------------------------------------------------------------------------------------------

(25)   Explanation added for translation to English

       These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

[LOGO]

EXHIBIT I.

Contribution of the Group companies to reserves and translation differences

The contribution of the Group companies to consolidated reserves and translation differences as of December 31, 2002 and 2001, was as follows:

---------------------------------------------------------------------------------------------------------------
                                                                      Millions of Euros
                                               ----------------------------------------------------------------
                                                           12/31/02                        12/31/01
                                               ----------------------------------------------------------------
                                                     To       To Translation        To        To Translation
                   Empresas                       Reserves      Differences      Reserves       Differences
---------------------------------------------------------------------------------------------------------------
Fonditel                                              26,22            -          20,94                 -
Atento Group                                        (229,62)       (7,42)        (94,06)            19,10
Casiopea Group                                        62,53            -          45,33              0,79
Comet Group                                           (6,58)           -          (6,16)                -
Telefonica DataCorp Group                           (527,68)     (221,41)        (65,58)           (49,02)
Telefonica de Espana Group                           295,80        (0,02)        102,21             (0,01)
Telefonica Internacional Group                     1.537,61    (4.315,82)        906,52         (2.703,90)
 Telefonica Contenidos Group                      (1.262,99)     (248,38)       (875,13)          (188,23)
Telefonica Publicidad e Informacion Group             74,28       (44,73)         47,73             (1,18)
Telefonica Moviles Group                           4.612,68      (985,06)      3.597,32           (354,80)
Terra Networks Group                                (559,65)     (129,29)       (355,71)           (45,90)
Venturini Group                                       (0,62)           -          (0,84)                -
Inmobiliaria Telefonica                               (0,76)           -          (0,29)                -
Playa de Madrid                                        0,74            -           0,34                 -
Taetel                                                11,23            -          10,81                 -
Telefonica Europe B.V.                                 5,38            -           3,76              0,02
Telfisa                                                3,44            -           1,37                 -
Tidsa                                                 33,94            -          32,17                 -
Urbana Iberica                                         0,56            -           0,55                 -
Katalyx Group                                        (99,72)       (5,98)        (69,54)            (0,93)
Emergia Group                                       (127,18)      (41,49)          7,73             (5,21)
Telefonica and other                              20.306,04      (508,22)     19.145,79             50,98
-------------------------------------------------------------------------------------------------------------
Total Telefonica Group                            24.155,65    (6.507,82)     22.455,26         (3.278,29)
-------------------------------------------------------------------------------------------------------------
Intercompany fixed asset transactions                 64,31            -         (94,08)                -
-------------------------------------------------------------------------------------------------------------
Total contribution                                24.219,96    (6.507,82)     22.361,18         (3.278,29)
-------------------------------------------------------------------------------------------------------------

[LOGO]

EXHIBIT II

The variations in the scope of consolidation in the years ended December 31, 2002 and 2001, were as follows:

2002

The variations in the scope of consolidation in the year ended December 31, 2002, were as follows:

Telefonica

In March 2002, under the last part of the agreement entered into between Telefonica, S.A. and Iberdrola, S.A. for the acquisition by the Company of all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies are direct or indirect stockholders, Telefonica, S.A. acquired a 3.38% holding in Tele Leste Celular Participacoes, S.A. in exchange for 799,411 of its own shares.

Following completion of the acquisition by Telefonica, S.A. of the aforementioned holdings owned by the Iberdrola Group, in May 2002 Telefonica, S.A. contributed to its subsidiary Telefonica Moviles, S.A. the shares owned by it of the following Brazilian companies, which accounted for 7% of the capital stock of TBS Celular Participacoes, S.A. and Sudestecel Participacoes, S.A., in addition to holdings of 3.38% in Tele Leste Celular Participacoes, S.A. and of 62.02% in Iberoleste Participacoes, S.A. In exchange, Telefonica received all the news shares issued (26,801,494 new shares of (Euro)0.5 par value each) by the subsidiary in the two capital increases carried out in that month. Also in relation to the Iberdrola Group's investments, Telefonica sold to its subsidiary Telefonica Moviles, S.A. 0.66% of the capital stock of Celular CRT Participacoes, S.A. for (Euro)11.54 million.

Following this transaction, the Telefonica Group's owned the following direct and indirect holdings in these Brazilian companies: 40.91% in TBS Celular Participacoes, S.A., 83.56% in Sudestecel Participacoes, S.A., 27.71% in Tele Leste Celular Participacoes, S.A. and all the shares of Iberoleste Participacoes, S.A. All these companies and Celular CRT Participacoes, S.A. were fully consolidated in the Telefonica Group's consolidated financial statements (Tele Leste Celular Participacoes, S.A. was accounted for by the equity method in the Telefonica Group's 2001 consolidated financial statements) through December 31, 2002, the date on which their respective balance sheets were proportionally consolidated through the joint venture Brasilcel, N.V. (see section on Telefonica Moviles).

Telefonica, S.A. sold to Telefonica Internacional, S.A. 64,673 common shares of Telecomunicacoes de Sao Paulo, S.A., 189,278.445 "quotas" of SP Telecomunicacoes Holding, Ltda. and 2,669,724,381 common shares and 834,622,796 preferred shares of Telefonica Data Brasil Holding, S.A., which it had acquired in 2001 from the Iberdrola Group for its book value. All these companies continue to be fully consolidated in the Telefonica Group's consolidated financial statements.

In January Telefonica, S.A. acquired 50,000 shares of Endemol Enterteinment Holding, N.V. (Endemol) for (Euro)2 million. Following this acquisition, the Telefonica Group owns a holding of 99.47% in Endemol, which continues to be fully consolidated in the Telefonica Group's consolidated financial statements.

In January Telefonica, S.A. acquired 50,000 shares of Telefonica Moviles, S.A. for (Euro)0.41 million. Following this acquisition and the above-mentioned contributions, the Telefonica Group owns direct and indirect holdings of 92.43% in Telefonica Moviles, S.A., which continues to be fully consolidated in the Telefonica Group.

[LOGO]

In February Telefonica, S.A. participated in the incorporation of the Brazilian company Telefonica Factoring do Brasil, S.A. and subscribed and paid 40% of this company's capital stock for (Euro)0.96 million. This company is accounted for by the equity method in the Telefonica Group's consolidated financial statements.

In January Zeleris Espana, S.A. (formerly Telefonica Servicios de Distribucion, S.A.), a wholly-owned subsidiary of Telefonica, S.A., increased capital by
(Euro)1.92 million, which was subscribed and paid in full by the Parent Company. Subsequently, in June Zeleris Soluciones Integrales, S.L., a wholly-owned subsidiary of Telefonica, S.A., increased capital by (Euro)0.82 million, which was subscribed and paid in full by Telefonica, S.A. through the nonmonetary contribution of Zeleris Espana, S.A. Both companies continue to be fully consolidated in the Telefonica Group's consolidated financial statements.

In 2002 Telefonica acquired 717,465 shares of the subsidiary Terra Networks, S.A. for (Euro)5.53 million, bringing the Telefonica Group's direct and indirect holding in this company, which continues to be fully consolidated, to 38.58%.

On May 31, 2002, the Dutch company Atento N.V. was incorporated through the nonmonetary contribution of all the shares of the U.S. company Atento Holding Inc. The new company, which is a wholly-owned investee of Telefonica, S.A., was fully consolidated in the Telefonica Group.

In 2002 the following subsidiaries were fully consolidated for the first time in the Telefonica Group:

-      Telefonica Gestion de Servicios Compartidos, S.A. de C.V. (Mexico)

-      Telefonica Gestion de Servicios Compartidos, S.A.C. (Peru)

-      Telefonica Gestao de Servicos Compartilhados do Brasil, Ltda. (Brazil)

-      Telefonica Gestion de Servicios Compartidos, S.A. (Argentina)

In January Telefonica, S.A. incorporated the wholly-owned subsidiary Telefonica Capital, S.A. and paid this company's initial capital stock ((Euro)6 million) in full. Subsequently, Telefonica Capital increased capital by (Euro)1 million with additional paid-in capital of (Euro)38.01 million, all of which was subscribed and paid by its sole stockholder Telefonica, S.A. through the nonmonetary contribution of 201,682 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. representing 77.22% of this company's capital stock. Telefonica Capital, S.A. was fully consolidated in the Telefonica Group's consolidated financial statements.

In December Telefonica Capital, S.A., a wholly-owned subsidiary of Telefonica, S.A., sold 28,736 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. for (Euro)6.14 million. Also, Telefonica, S.A.'s wholly-owned subsidiary Seguros de Vida y Pensiones Antares, S.A., which owned 9,881 shares of Fonditel, sold these shares to Telefonica Capital for (Euro)2.11 million. As a result of these transactions, the Telefonica Group's direct and indirect holding in Fonditel decreased from 81% in 2001 to 70% in 2002. The company continues to be fully consolidated in the Telefonica Group.

In December Telefonica acquired from its Luxembourg subsidiary Casiopea Reaseguradora, S.A. 110,000 shares of Seguros de Vida y Pensiones Antares, S.A. for (Euro)59.63 million. Following this transaction, the Telefonica Group continues to own all the capital stock of this company, which continues to be fully consolidated in the Telefonica Group.

[LOGO]

In November Telefonica, S.A. acquired Gran Via Media, S.L. from its wholly-owned subsidiary Telefonica de Contenidos, S.A. Gran Via Media, S.L. changed its corporate name to Lotca Servicios Integrales, S.L. In December Lotca increased capital by 16,920 shares of (Euro)1 par value each, which the Telefonica Group subscribed in full through a nonmonetary contribution. Lotca was fully consolidated for the first time in the Telefonica Group.

In December, by virtue of its agreements with the Tyco Group, Telefonica, S.A. acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V. for
(Euro)47.09 million. The Telefonica Group thereby became the sole stockholder of this company, which continues to be fully consolidated in the Telefonica Group's consolidated financial statements.

The Uruguayan company Emergia, S.A. increased capital in December by US$ 500 million. Telefonica subscribed and paid the capital increase in full by converting loans to this company into capital. Following this transaction, the Telefonica Group directly or indirectly owns all the shares of this Uruguayan company, which continues to be fully consolidated in the Telefonica Group's consolidated financial statements.

Grupo Admira Media, S.A. and Telefonica Internet, S.A., both of which are wholly-owned subsidiaries of Telefonica, S.A., changed their corporate names in 2002 to Telefonica de Contenidos, S.A. and Corporacion Admira Media, S.A., respectively.

In 2002 the U.S. company Katalyx, Inc. increased capital by US$ 124 million, which Telefonica, S.A. subscribed in full and paid through the conversion of loans to this company into capital. As a result of this transaction, Telefonica b2b Inc., the former sole stockholder of Katalyx, Inc., had a 0.1% holding, with Telefonica owning the remaining 99.9% of the capital stock of Katalyx, Inc., which continues to be fully consolidated in the Telefonica Group's consolidated financial statements.

In 2002 Telefonica Europe, B.V., a wholly-owned investee of Telefonica, S.A., formed Telefonica Finance USA, L.L.C., which issued preferred shares amounting to (Euro)2,000 million. As a result, as of December 31, 2002, the Telefonica Group had a 0.01% holding in and held all the voting rights at Telefonica Finance USA, L.L.C.

Telefonica Datacorp Group

In January Telefonica DataCorp, S.A. acquired all the shares of the German company HighwayOne Germany, GmbH for (Euro)1.38 million. Subsequently, the German company increased capital by (Euro)2.57 million with additional paid-in capital of (Euro)634.5 million, which was subscribed and paid in full by the Telefonica Group. As part of the reorganization of the Telefonica Group by business line, HighwayOne Germany, GmbH acquired for their market price from Telefonica all the shares of MediaWays, GmbH and subsequently merged with this company. Lastly, the German company changed its corporate name to Telefonica Deutchland, which was fully consolidated in the Telefonica Group.

In July 2002 the holding in the Austrian company European Telecom International, GmbH, a wholly-owned subsidiary of Telefonica Datacorp, S.A.U., was sold, giving rise to a loss for the Telefonica Group of (Euro)38.79 million. This company, which had been fully consolidated in 2001, was excluded from the scope of consolidation of the Telefonica Group.

The Uruguayan company Telefonica Data Uruguay, S.A., which was fully consolidated in 2001, was sold in November, giving rise to a loss of (Euro)2.28 million. Accordingly, it was excluded from the scope of consolidation of the Telefonica Group.

[LOGO]

Also, in September Telefonica Datacorp, S.A. acquired all the shares of Telefonica Data Mexico, S.A. de C.V. held by its minority stockholders for
(Euro)5.16 million. Following this transaction, Telefonica Datacorp owned all the shares of Telefonica Data Mexico, S.A. de C.V., which continues to be fully consolidated in the Telefonica Group.

The Datacorp Group, through its subsidiary Telefonica Data de Brasil Ltd., subscribed to the capital increase carried out by Telefonica Data Brasil Holding, S.A., contributing the loans previously granted amounting to 482,9 million reais, thereby increasing the Telefonica Group's holding in this company from 87.48% to 93.98%.

The 34%-owned investee of Telefonica Datacorp, S.p.A., the Italian company Atlanet, S.A., which through June 30, 2002, had been fully consolidated, has since that date been accounted for by the equity method because it no longer fulfills the management control requirements for full consolidation.

On July 2, 2002, Telefonica Data Espana, S.A., a wholly-owned investee of Telefonica Datacorp, S.A., sold 24% of the holding owned by it in Gestion del Conocimiento, S.A., giving rise to a gain of (Euro)58 thousand. This company, which had been accounted for in the consolidated financial statements of the Telefonica Group, was excluded from consolidation.

Also, in July 2002 Telefonica Data Espana, S.A. acquired a 33.33% holding in Servicios On Line para Usuarios Multiples, S.A. (Solium) for (Euro)0.7 million. This company is accounted for by the equity method in the consolidated financial statements of the Telefonica Group.

In November 2002 the Telefonica Datacorp Group acquired 15% of the capital stock of Agencia de Certificacion Electronica, S.A. for (Euro)3. As a result of this acquisition, the Telefonica Group became the sole stockholder of this company, which continues to be fully consolidated in the Telefonica Group's consolidated financial statements.

Telefonica de Espana Group

In 2002 Telefonica Cable, S.A., a wholly-owned subsidiary of Telefonica de Espana, S.A., made the following acquisitions:

-      22% of the capital stock of Telefonica Cable Extremadura, S.A.

-      10% of the capital stock of Telefonica Cable Catalunya, S.A.

-      10% of the capital stock of Telefonica Cable Madrid, S.A.

-      11% of the capital stock of Telefonica Cable Navarra, S.A.

-      15% of the capital stock of Telefonica Cable Galicia, S.A.

-      27% of the capital stock of Telefonica Cable Andalucia, S.A.

- 49% of the capital stock of Sociedad General de Cablevision Canarias, S.A.

-      49% of the capital stock of Telefonica Cable Castilla y Leon, S.A.

Following these acquisitions Telefonica Cable, S.A., the parent company of all these companies, owned all the companies' shares, except in the case of Telefonica Cable Extremadura, S.A., in which

[LOGO]

it has a 83% holding, and Telefonica Cable Galicia, S.A. in which its new percentage of ownership is 85%. (Euro)5.82 million were disbursed for these investments. All these companies continue to be fully consolidated in the Telefonica Group.

In December Iniciativa de Mercados Interactivos, S.A. (I.M.I.) absorbed Adquira Spain, S.L., following which the Telefonica de Espana Group controlled 20% of the absorbing company's capital. I.M.I., which changed its corporate name to Adquira Spain, S.A., is accounted for by the equity method in the Telefonica Group's consolidated financial statements.

Telefonica de Espana, S.A.U. and Telefonica Moviles Espana, S.A.U. have formed two joint ventures called "Telefonica de Espana, S.A.U. - Telefonica Moviles Espana, S.A.U., Union Temporal de Empresas, Ley 18/1982 de 26 de mayo y Ley 12/1991, de 29 de abril" and "Telefonica de Espana, S.A.U. - Telefonica Moviles Espana, S.A.U., Union Temporal de Empresas II, Ley 18/1982 de 26 de mayo y Ley 12/1991, de 29 de abril", both with an initial endowment fund of (Euro)3,006, which was paid in proportion to the two companies' respective ownership interests, i.e. 90% in the case of Telefonica de Espana and 10% in the case of Telefonica Moviles Espana for both joint ventures.

In April the wholly-owned subsidiary Telefonica Soluciones Sectoriales sold its holdings in the associated companies Madrid 112, S.A. (24.5%) and Fitex, S.A. (30.93%), giving rise to gains of (Euro)115 thousand and (Euro)30 thousand, respectively. These companies, which had been accounted for by the equity method in the Telefonica Group's consolidated financial statements, were excluded from consolidation.

Telefonica Moviles Group

On January 10, 2002, Telefonica Moviles acquired one-third of the shares of each of the following companies owned by Mesotel de Costa Rica, S.A. (Mesotel): TES Holding, S.A. de C.V., Telca Gestion, S.A. de C.V., TCG Holdings, S.A., Telca Gestion Guatemala, S.A., Paging de Centroamerica, S.A. and Telefonica de Centroamerica, S.L. (except for the holdings in Telefonica de Centroamerica Guatemala, S.A. - one share - and Tele-Escucha, S.A. - two shares -, which it acquired in full). As consideration, Mesotel received 7,333,180 existing shares of Telefonica Moviles.

Also, on July 22, 2002, Telefonica Moviles carried out a capital increase agreed upon by its Stockholders' Meeting on April 4, 2002, for a total amount (par value plus additional paid-in capital) of (Euro)27.66 million. Mesotel paid these new shares in full through the contribution of the shares of the following companies held by it: TES Holding, S.A. de C.V., Telca Gestion, S.A. de C.V., TCG Holdings, S.A., Telca Gestion Guatemala, S.A., Paging de Centroamerica, S.A. and Telefonica de Centroamerica, S.L. Following this capital increase, Telefonica Moviles, S.A. owned all the shares of each of these companies.

In April 2002 Tele Sudeste Celular Participacoes, S.A. and Celular CRT Participacoes, S.A. carried out capital increases that were subscribed by Telefonica Moviles, S.A.

On September 10, 2002, Telefonica Moviles acquired a 65.23% holding in Pegaso PCS (Mexico) for (Euro)92.87 million. Subsequently, in order to strengthen its net worth position, Pegaso carried out a capital increase in which Telefonica Moviles, S.A. paid (Euro)211.45 million corresponding to its 65.23% holding. The agreements entered into with Burillo contained a commitment to contribute the holdings of the two companies in the Pegaso Group and in the northern Mexican companies to a new Mexican company of which the two groups would be stockholders. This transaction was implemented through the sale of their holdings to Telefonica Moviles Mexico, followed by the conversion of the debt into equity by the creditors. Telefonica Moviles has a holding of 92% in this new holding company.

[LOGO]

On October 21, 2002, Telefonica Moviles, S.A. acquired from Portugal Telecom SGPS, S.A. a 14.68% holding in Telesp Celular Participacoes, S.A. for
(Euro)200.31 million.

On December 27, 2002, once Brazilian legislation had been complied with, Telefonica Moviles, S.A. and PT Moveis Servicos de Telecomunicacoes, SGPS, S.A. (PT Moveis) formed the joint venture Brasilcel, N.V., 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil, the detail being as follows:

         -------------------------------------------------------------------
             Companies                          % Contributed
            Contributed            -----------------------------------------
                                     Telefonica    PT Moveis      Total
                                       Moviles
         -------------------------------------------------------------------
         Celular CRT
         Participacoes, S.A.           40.90%        7.58%       48.48%3
         -------------------------------------------------------------------
         Tele Leste Celular            27.70%          -         27.70%
         Participacoes, S.A.
         -------------------------------------------------------------------
         Tele Sudeste Celular          83.56%          -         83.56%
         Participacoes, S.A.
         -------------------------------------------------------------------
         Telesp Celular                14.68%        50.44%      65.12%
         Participacoes, S.A.
         -------------------------------------------------------------------

The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefonica Moviles, S.A. was (Euro)1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefonica Moviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002).

Telefonica de Contenidos Group

In September all the shares of the Uniprex Onda Cero Group and of Cadena Voz de Radiodifusion, S.A. owned by Telefonica de Contenidos, S.A. were sold to the Antena 3 de Television Group, giving rise to gains of (Euro)35.82 million. In 2002 the two companies, which in 2001 had been fully consolidated in the Telefonica Group, were included in the Antena 3 de Television Group and accounted for by the equity method.

In 2002 Mediapark, S.A. carried out a capital increase not subscribed by Telefonica de Contenidos. Therefore, since its holding in this company was reduced to 7.40%, the holding was recorded in the Telefonica Group's consolidated financial statements as of December 31, 2002, as a minority investment.

In April Telefonica de Contenidos sold 4.11% of its holding in Hispasat, S.A., giving rise to gains of (Euro)26.10 million. Telefonica de Contenidos, which owns a 13.23% holding in Hispasat, S.A., continues to account for this company by the equity method in its consolidated financial statements.

In June 2002 Telefonica de Contenidos sold its holding in Prime Argentina, S.A., which owns the Azul Television channel, for US$ 12 million, giving rise to a loss of (Euro)162.78 million. This company, which was accounted for by the equity method in the Telefonica Group's consolidated financial statements, was excluded from consolidation.

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Telefonica Internacional Group

In September 2002 the Telefonica Internacional Group sold a 25% holding in the Chilean Group Sonda, S.A. for US$ 38 million, giving rise to a loss in consolidation of (Euro)1.62 million. This sale reduced the Telefonica Internacional Group's ownership interest in Sonda to 35% (this holding is subject to certain commitments detailed in Note 22). This company, which had been fully consolidated, was accounted for by the equity method from September 2002 onwards.

T.P.I. Group

On February 11, 2002, Telefonica Publicidad e Informacion, S.A. acquired all the shares of T.P.I. Peru, S.A.C., from Telefonica Internacional, S.A. for
(Euro)36.28 million. The Telefonica Group's effective holding in this company, which continues to be fully consolidated, decreased from 97.07% to 59.90%.

In December Iniciativa de Mercados Interactivos, S.A. (I.M.I.) absorbed Adquira Spain, S.L., following which the T.P.I. Group controlled 20% of the absorbing company's capital. I.M.I., which changed its corporate name to Adquira Spain, S.A., is accounted for by the equity method in the Telefonica Group's consolidated financial statements.

In December Publiguias Holding, S.A., a wholly-owned subsidiary of the Telefonica Publicidad e Informacion Group, participated in the incorporation of Urge Chile, S.A. by subscribing and paying 59.94 Chilean pesos relating to 99.99% of this company's capital stock. Urge Chile, S.A. was fully consolidated in the Telefonica Group's consolidated financial statements.

In July Telefonica Publicidad e Informacion, S.A., the parent company of the Group, acquired a 9.33% holding in the Spanish company Goodman Business Press, S.A. for (Euro)0.98 million. As a result of this acquisition, the parent company controls all the capital of this company, which continues to be fully consolidated in the Telefonica Group.

Katalyx Group

In April the wholly-owned subsidiary Adquira, Inc. sold one-half of its 50% holding in Adquira Mexico, Ltd. for a gain of (Euro)0.37 million. This company which had been fully consolidated, is currently accounted for by the equity method in the Telefonica Group's consolidated financial statements.

On October 30, 2002, Katalyx Espana, S.L. acquired a 49% holding in Soluciones Tecnologicas para la Alimentacion, S.L., as consideration for which it contributed all the shares of Katalyx Food Espana, S.L. Soluciones Tecnologicas para la Alimentacion, S.L. is accounted for by the equity method in the Telefonica Group's consolidated financial statements.

Atento Group

In May Atento Holding Inc. carried out capital increases at companies that were already investees for an overall amount of (Euro)39.69 million. Atento Holding Inc. now owns all the shares of the companies in Central America, Puerto Rico, Italy, Venezuela and Mexico, and has a 99.998% holding in the company in Morocco. All these companies continue to be fully consolidated in the Telefonica Group's consolidated financial statements.

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Terra Group

In July 2002 Emplaza, S.A. increased capital by (Euro)1,421 thousand. In this capital increase, Terra Networks, S.A. acquired the shares required to increase it holding in this company from 50% to the current 80%. This company, which had been accounted for by the equity method in the Telefonica Group's consolidated financial statements, is now fully consolidated.

In 2002 One Travel.com, Inc. increased capital by (Euro)4 million. In this capital increase, Terra Networks, S.A. acquired the shares required to increase it holding in this company from 27.8% to the current 39.6%, and disbursed US$
2.02 million in this connection. This company continues to be accounted for by the equity method in the Telefonica Group's consolidated financial statements.

In August Terra Networks, S.A., through its wholly-owned U.S. subsidiary Lycos, Inc., sold all its holding (44.82%) in Lycos Korea, Inc., obtaining gains in consolidation of (Euro)10.62 million. Also, in September, Lycos, Inc. sold its minority holding in the Canadian company Sympatico Lycos, obtaining gains in consolidation of (Euro)8.49 million. In December the Terra Group sold all its holding in Lycos Japan, K.K., incurring a loss on the sale of (Euro)2.47 million. All these companies, which had been accounted for by the equity method in the Telefonica Group's consolidated financial statements, were excluded from the scope of consolidation.

2001

Telefonica

As part of the plan to restructure the Telefonica Group by business line, Telefonica Moviles, S.A., Telefonica Datacorp, S.A. and Telefonica Internacional, S.A. carried out various capital increases in 2001. As consideration for these capital increases, Telefonica, S.A. made a nonmonetary contribution of the shares which it directly owned of the capital stock of Telefonica de Argentina, S.A., Telefonica del Peru, S.A.A. and Telecomunicacoes de Sao Paulo, S.A. (TELESP).

- On January 25, 2001, Telefonica Moviles, S.A. carried out one of the capital increases authorized by the Stockholders' Meeting on October 26, 2000, for (Euro)87,432 thousand. Telefonica, S.A. paid the new shares in full through the contribution of shares of the Argentine company Telefonica de Argentina, S.A. (TASA) representing 15.09% of its capital stock. At 2001 year-end Telefonica Moviles owned 97.93% of the capital stock of Telefonica Moviles Argentina, S.A. which in turn owned all the shares of Telefonica Comunicaciones Personales, S.A. Also, as authorized by the aforementioned Stockholders' Meeting, on March 7, 2001, capital was increased by (Euro)32,970 thousand, and shares representing a 16.45% holding in Telefonica del Peru, S.A.A. were received, increasing the ownership interest in Telefonica Moviles Peru Holding, S.A.A., the sole stockholder of Telefonica Moviles, S.A.C., to 97.97%.

- On March 7, 2001, Telefonica Intercontinental, S.A. (which was absorbed in 2001 by Telefonica Moviles Espana, S.A.) received official notification of the grant of the UMTS license in Switzerland for a period of 15 years at a cost of (Euro)32,508 thousand. The company which holds the license, 3G Mobile AG, was fully consolidated.

- Telefonica Datacorp, S.A. received shares of the capital stock of Telefonica Argentina and Telefonica Peru, representing holdings of 97.92% in the Argentine company Advance, S.A. and of 93.22% in the Peruvian company Telefonica Data Peru, S.A.A., as well as the assets and liabilities assigned to the data business owned by Telefonica de Argentina and Telefonica del Peru.

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-    Telefonica Internacional, S.A., received shares of the capital stock of
     Telefonica de Argentina and Telefonica del Peru determined on the basis of the value of the wireline telephony and supplementary assets and liabilities owned by Telefonica de Argentina and Telefonica del Peru.

- Telefonica Internacional, S.A., received 306,211,253,813 shares representing 61.96% of the capital stock of the Brazilian company Telesp.

These contributions did not change the scope of consolidation with respect to the previous year.

Telefonica, S.A. acquired 4,713,015 shares of Terra Networks, S.A. for
(Euro)53.96 million. As a result of these purchases, the Telefonica Group increased its percentage of ownership in Terra Networks, S.A. to 37.63%. The company continues to be fully consolidated in the consolidated financial statements of the Telefonica Group.

In January 2001, pursuant to an agreement entered into in May 2000, Telefonica, S.A. acquired all the shares of Mediaways, GmbH Internet Services for
(Euro)1,473.08 million from the German company Bertelsmann, A.G. The company was fully consolidated in the Telefonica Group. Also, in December 2001 Telefonica, S.A. subscribed to a capital increase carried out by this company for (Euro)62.5 million.

In 2001 Telefonica, S.A. acquired a total of 8,289,305 shares of Telefonica Moviles, S.A. for (Euro)68.68 million, giving it a 92.70% holding in this company. The company continues to be fully consolidated in the Telefonica Group's consolidated financial statements.

In February Telefonica, S.A. incorporated the wholly-owned subsidiary Telefonica Gestion de Servicios Compartidos, S.A., and paid in full the initial capital of this company ((Euro)0.06 million). In December Telefonica Gestion de Servicios Compartidos, S.A. increased its capital by (Euro)2 million which was fully subscribed and paid by its parent company. The company was fully consolidated in the Telefonica Group's consolidated financial statements.

In June Telefonica, S.A. increased capital by 122,560,575 shares of (Euro)1 par value each and additional paid-in capital of (Euro)4.5 per share. As consideration for this capital increase, Telefonica received as a nonmonetary contribution from Motorola certain investments in the wireless business in
Mexico: all the shares of Corporacion Integral de Comunicacion, S.A. de C.V.; all the shares of Grupo Corporativo del Norte, S.A.; 79% of the capital stock of Telefonia Celular del Norte, S.A. de C.V. (the remaining 21% was contributed indirectly through the acquisition of all the shares of Corporacion Integral de Comunicacion, S.A. de C.V.); 73.81% of the capital stock of Celular de Telefonia, S.A. de C.V. (the remaining 26.19% was contributed indirectly through the acquisition of all the shares of Grupo Corporativo del Norte, S.A. de C.V.); all the shares of Baja Celular Mexicana, S.A. de C.V.; 0.00001% of the capital stock of Baja Celular Servicios Compartidos, S.A. de C.V. (the remaining 99.99999% was contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 0.00001% of the capital stock of Tamcel, S.A. de C.V. (the remaining 99.99999% was contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 22% of the capital stock of Movitel del Noroeste, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.); 22% of the capital stock of Moviservicios, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.) and 22% of the capital stock of Movicelular, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.). Additionally, to supplement this transaction, Telefonica contributed (Euro)12.33 million in cash. These holdings were contributed in July to Telefonica Moviles, S.A., which increased capital by 203 million shares which were fully subscribed by Telefonica, S.A. The market value of the holdings acquired on the date of the transaction was (Euro)2,173.74 million. The companies were fully consolidated in the Telefonica Group.

                                      -124-

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In August, Telefonica acquired 51,987 shares in Endemol Enterteinment Holding,
N.V. (Endemol), for (Euro)2.06 million, a transaction which generated consolidation goodwill of (Euro)1.86 million. This transaction increased the Telefonica Group's holding in Endemol to 99.35%. The company continued to be fully consolidated in the consolidated financial statements of the Telefonica Group.

In September, Telefonica, S.A. acquired 114,500 shares of the subsidiary Telefonica Publicidad e Informacion, S.A. (T.P.I.) for (Euro)0.36 million, a transaction which generated consolidation goodwill of (Euro)0.32 million. This transaction increased Telefonica's holding in T.P.I. to 59.9%. The company continued to be fully consolidated in the consolidated financial statements of the Telefonica Group.

Telefonica, S.A. and Iberdrola, S.A. entered into an agreement whereby the Company acquired all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies were direct or indirect stockholders. These holdings were acquired by Telefonica, S.A. in exchange for its own shares at the following exchange ratios:

..    Holding of 3.48% in the capital stock of SP Telecomunicacoes Holding, S.A., the majority stockholder of Telecomunicacoes de Sao Paulo, S.A. (Telesp), for 6,638,157 shares of Telefonica, S.A.

..    Holding of 7% in the capital stock of TBS Celular Participacoes, S.A., the majority stockholder of Celular CRT Participacoes, S.A., for 1,493,902 shares of Telefonica, S.A.

..    Holding of 7% in the capital stock of Sudestecel Participacoes, S.A., the majority stockholder of Tele Sudeste Celular Participacoes, S.A., for 3,693,775 shares of Telefonica, S.A.

..    Holding of 62.02% in the capital stock of Iberoleste Participacoes, S.A., the majority stockholder of Tele Leste Celular Participacoes, S.A., for 6,526,736 shares of Telefonica, S.A.

..    Holding of 0.66% in the capital stock of Celular CRT Participacoes, S.A.
     for 634,541 shares of Telefonica, S.A.

Also, within the framework of this agreement, the exchange of 3.38% of the capital stock of Tele Leste Celular Participacoes, S.A. for 783,736 shares of Telefonica, S.A. was not carried out pending obtainment of the prior regulatory authorizations. As indicated above, this exchange took place in 2002.

Telefonica, S.A. paid (Euro)248.05 million to fully subscribe the capital increase carried out by its wholly-owned investee Telefonica Datacorp, S.A.U., pursuant to the agreement entered into by the Telefonica Group and the Brazilian bank Banco Itau for the provision of services to the bank based on the management of its corporate telecommunications network.

Telefonica Publicidad e Informacion

Goodman Business Press, S.A., which was acquired in 2000, was fully consolidated in the Telefonica Group in 2001.

As a result, Goodman Business Press, S.A.'s wholly-owned investee Cernet, a company which engages in the design of web pages, was also fully consolidated in 2001. Buildnet, S.A., in which Telefonica Publicidad e Informacion, S.A. had a holding of 46.35% and Goodman had a holding of 51.24%, was fully consolidated in 2001 (in 2000 it had been accounted for by the equity method).

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Terra Networks Group

Terra Networks, S.A. participated in the incorporation of the Spanish company Azeler Automocion, S.A. with initial capital of (Pounds)8.41 million, 50 % subscribed and paid by Terra Networks, S.A. The company was accounted for by the equity method in the Telefonica Group's consolidated financial statements.

Also, in 2001 Terra Networks incorporated and became the sole stockholder of Terra Networks Financial Services USA Llc. and Terra Networks Caribe, for which it disbursed (Euro)2.12 million and (Euro)1.29 million, respectively. The two companies were fully consolidated in the Telefonica Group's consolidated financial statements in 2001.

In order to restructure the holdings in Spain of its associated companies, Terra Networks, S.A. formed Terra Networks Asociadas, S.L. with initial capital stock of (Euro)3,005, fully subscribed and paid by Terra Networks, S.A.

Also, Terra Networks, S.A. incorporated and acquired a 50% stake in Iniciativas Residenciales en Internet, S.A. ("ATREA", a real estate portal). The initial investment was (Euro)1,205 thousand. The company was recorded in the Telefonica Group's consolidated financial statements at cost.

Inversis Valores y Bolsa, Sociedad de Valores S.A. (formerly Electronic Trading System Valores, S.A.) was sold for (Euro)4.5 thousand. The company, which had been recorded at cost in the Group's consolidated financial statements, was excluded from consolidation.

Maptel Networks, S.A.U. which had been recorded at cost in 2000, was fully consolidated in the Telefonica Group's consolidated financial statements in 2001.

Pursuant to the agreements entered into with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in August 2001, Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for a disbursement of (Euro)160.43 million. This transaction gave rise to goodwill amounting to (Euro)130.25 million in the consolidated financial statements of the Telefonica Group. This company was accounted for by the equity method in the Telefonica Group's consolidated financial statements.

Telefonica Internacional Group

In 2001 Telefonica Internacional, S.A. sold its 35.86% holding in the Argentine company Cablevision, S.A., giving rise to a capital gain of (Euro)255.92 million. The investee was excluded from the Telefonica Group's scope of consolidation.

Telefonica Internacional, S.A. acquired an additional holding of 10% in Telefonica Peru Holding, S.A. for (Euro)227.34 million, giving rise to consolidation goodwill of (Euro)46.27 million. As a result of this acquisition, Telefonica Internacional became the sole stockholder of this company, which continued to be fully consolidated in the Telefonica Group's consolidated financial statements.

In 2001, following the requisite authorization by the regulatory body Anatel, the sale to Telefonica Internacional, S.A. of shares of Sao Paulo Telecomunicacoes Holding, S.A., which owned the shares of Telesp Participacoes, S.A., under a sale option executed by BBVA in December 2000, was concluded. This transaction increased the ownership interest in SPT Holding by 0.5292%, and a disbursement of (Euro)80.10 million was made in this connection. This company continued to be fully consolidated in the Telefonica Group.

The ownership interests of the parent company Telefonica Internacional, S.A. in the subsidiaries Telefonica de Peru, Telefonica de Argentina, Telesp and CEI Citicorps Holdings were increased as a

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result of the aforementioned contributions of shareholdings by Telefonica, S.A.
Capital was reduced at Telefonica Holding Argentina, S.A. through the reimbursement of contributions to the other stockholders in order to give Telefonica Internacional, S.A. a 99.96% holding in this company.

Telefonica Moviles Group

Since October 1, 2001, Ipse 2000 S.p.A. has been accounted for by the equity method in the consolidated financial statements. Under Article 11.2.b of Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements, this method is the most appropriate, because since October 1, 2001, certain difficulties have been progressively disclosed which, in practice, have substantially affected the Telefonica Group's effective control over the management of Ipse 2000 S.p.A.

The Spanish company MoviPay International, S.A., in which Telefonica Moviles had a 38% ownership interest and which had been recorded at cost in the Telefonica Moviles Group's 2000 consolidated financial statements, was accounted for by the equity method in 2001.

Telefonica de Contenidos Group

In January 2001 the Endemol Group acquired the remaining 50% of the capital of Endemol France for (Euro)159.3 million. As a result of this acquisition, the Endemol Group became the sole stockholder of this company, which was fully consolidated in the Telefonica Group's consolidated financial statements in 2001.

In 2001 T. de Contenidos sold 15,740 shares representing 5.40% of the capital stock of Hispasat, S.A., giving rise to a gain of (Euro)35.17 million. As of December 31, 2001, T. de Contenidos had a 17.34% holding in that company.

T. de Contenidos acquired Antena 3 de TV shares from minority stockholders for
(Euro)1.79 million, increasing its holding to 47.51%. This company continued to be accounted for by the equity method in the Telefonica Group's consolidated financial statements.

In April T. de Contenidos, S.A. acquired all the shares of Famosos, Artistas, Musicos y Actores, S.A. (FAMA), which had formerly been owned by Antena 3 de Television, S.A. The total cost of the transaction amounted to (Euro)6.21 million and consolidation goodwill totaling (Euro)3.25 million was generated. In 2001 the company was fully consolidated in the Telefonica Group.

Capital was increased by (Euro)11.12 million at Rodven. This company was proportionally consolidated in the Telefonica Group in 2001.

In September 2001 T. de Contenidos, S.A. acquired a 47.5% holding in Tick Tack Ticket, S.A. for (Euro)6.01 million. This transaction gave rise to consolidation goodwill of (Euro)4.15 million for the Telefonica Group. The company was accounted for by the equity method in 2001.

Telefonica Datacorp Group

On January 16, 2001, Telefonica Data Mexico (formerly Optel) increased capital by 16,992,251 shares, all of which were acquired by Telefonica Data Holding. On March 6 capital was increased by 16,743,904 shares, of which 5,228,385 were acquired by Telefonica Data Holding and 11,515,519 by T. Datacorp. Following these capital increases the capital of Telefonica Data Mexico amounted to MXP 241,738,667.8 and the stockholder structure was as follows:

T. Data Holding Mexico: 45.66%.

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T. Data Holding: 11.88%.

T. Datacorp: 37.11%.

The Spanish company Telefonica Data Caribe, S.A., a wholly-owned investee of the Telefonica DataCorp Group, participated in the incorporation of Telefonica Data Cuba, by subscribing to 50% of the capital stock for (Euro)0.1 million. The company was recorded in the Telefonica Group's consolidated financial statements at cost.

Telefonica de Espana Group

In March 2001 all the shares of Telefonica Sistemas de Informacion Geografica, S.A., a wholly-owned investee of Telefonica de Espana, S.A.U., were sold to Telecomunicaciones Sistemas de Ingenieria de Productos, S.A.U., S.A. for
(Euro)1.38 million, giving rise to a gain of (Euro)5.02 million in the Telefonica Group's consolidated financial statements. This company, which had been fully consolidated in the Telefonica Group's consolidated financial statements, was excluded from consolidation.

In August 2001 Telyco Maroc S.A., in which Telyco S.A.U. had a holding of 53.988%, was incorporated with an initial capital stock of MAD 6 million ((Euro)0.601 million). This company's corporate purpose is the promotion, marketing and distribution in Morocco of equipment, systems and, in general, all manner of products relating to telecommunications.

Atento Group

In June 2001 Atento Chile, S.A. increased capital by 3,338,287 shares of 1,000 Chilean pesos each, which were fully subscribed by the Chilean companies Compania de Telecomunicaciones de Chile, S.A. (CTC), a company in which the Telefonica Group has an indirect holding of 43.643%, consisting of 3,049,998 shares, and which is fully consolidated in the consolidated financial statements of the Telefonica Group; Compania de Telefonos de Chile Transmisiones Regionales, S.A. (52,732 shares); Telefonica Empresas CTC Chile, S.A. (106,474 shares) and Sociedad Impresora y Comercial Publiguias, S.A. (129,083 shares).

Following this transaction, the Atento Group reduced its holding in Atento Chile from 99.99% to approximately 70%. As a result, the remaining non-Group companies had an ownership interest of 29.99% in the capital stock of this company. Atento Chile continued to be fully consolidated in the Telefonica Group.

Emergia Group

In December 2001 the subsidiary Emergia Holding, N.V. incorporated Emergia Hispana, S.A. with capital stock of (Euro)60,000, which was fully subscribed and paid by its parent company. The company was fully consolidated in the Telefonica Group.

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       EXHIBIT III

       CONSOLIDATION GOODWILL

       The detail of the balance of the consolidation goodwill and of the related accumulated amortization as of December 31, 2002 and 2001, and of the variations therein in 2002 and 2001 is as follows:

---------------------------------------------------------------------------------------------------------------------------------
Consolidation goodwill                                                           Millions of Euros
                                            -------------------------------------------------------------------------------------
                                                Balance at                                            Translation    Balance at
                                                 12/31/01      Additions   Retirements   Transfers    Differences     12/31/02
---------------------------------------------------------------------------------------------------------------------------------
Fully consolidated companies:
C.T.C. (Chile)                                       148.98           -      (13.28)      (18.12)       (20.51)          97.07
T. de Argentina and subsidiaries (Argentina)         594.50           -       (4.78)        2.96        (11.17)         581.51
T. Peru Holding (Peru)                                49.04           -           -         1.37             -           50.41
Telefonica del Peru (Peru)                           281.26           -           -            -             -          281.26
Telefonica Multimedia, S.A.C. (Peru)                  10.82           -           -            -         (1.65)           9.17
Telefonica Moviles Chile, S.A. (Chile)               325.54           -           -            -        (58.09)         267.45
Telesp Participacoes (Brazil)                        103.01           -           -         3.51             -          106.52
Cti (U.S.A.)                                          15.64           -      (14.08)           -             -            1.56
Cointel (Argentina)                                  484.29           -           -            -             -          484.29
Goodman (Spain)                                        7.96        0.11           -         0.22             -            8.29
Telefonica Internacional (Spain)                     281.66           -           -            -             -          281.66
Telefonica Moviles (Spain)                           113.21       12.63           -            -             -          125.84
T. Data Espana (Spain)                               154.96           -           -            -             -          154.96
Atlanet S.p.A. (Italy)                                65.39           -           -       (65.39)            -               -
T. Data Brasil (Brazil)                              220.68           -           -            -        (92.90)         127.78
Mediaways (Germany)                                1,225.66           -     (530.00)       (6.55)            -          689.11
Telefonica Deutschland GmbH (Germany)                     -       10.82           -            -             -           10.82
Fieldy Group (Netherlands)                            35.84           -      (20.49)           -         (7.26)           8.09
Endemol (Netherlands)                                826.20        6.84           -            -             -          833.04
Endemol Group (Netherlands)                          311.23       89.98      (18.73)           -         (3.36)         379.12
Atco Group (Argentina)                               338.43           -      (32.47)      189.29       (118.01)         377.24
Telefonica Media Argentina (Argentina)                18.81           -       (1.83)        9.72             -           26.70
Atento Peru (Peru)                                     7.58           -           -        (0.11)        (1.71)           5.76
Atento Brasil (Brazil)                               157.44           -           -            -        (24.78)         132.66
Terra Brasil Holding (Brazil)                        234.91           -           -            -         (2.41)         232.50
Ordenamiento de Links Especializados, S.L.            12.25           -       (5.43)           -             -            6.82
Terra Networks Mexico (Mexico)                       266.26           -     (129.47)        0.75             -          137.54
Terra Chile Holding (Chile)                           25.05           -           -            -             -           25.05
Terra Networks Argentina (Argentina)                  12.06           -       (2.33)           -             -            9.73
Terra Networks Venezuela (Venezuela)                   4.49           -       (2.86)           -             -            1.63
Ifigenia Plus (Spain)                                 11.17           -           -            -             -           11.17
Terra Networks Colombia (Colombia)                    21.53           -      (14.67)           -             -            6.86
Lycos (U.S.A.)                                       884.37           -     (574.88)           -             -          309.49
Lycos companies (U.S.A.)                             727.05           -     (383.45)       39.08        (96.13)         286.55
Bumeran (Spain)                                        8.13        0.28       (4.09)           -             -            4.32
Terra Networks, S.A. (Spain)                          17.78       (0.58)          -            -             -           17.20
Emergia Holding, N.V. (Netherlands)                    2.30       49.65      (49.65)           -             -            2.30
Tele Sudeste Celular (Brazil)                        174.40           -      (60.43)     (113.97)            -               -
Tele Leste Celular (Brazil)                               -        8.26       (6.41)       (1.85)            -               -
Crt Celular (Brazil)                                 353.08        0.54     (176.81)     (176.81)            -               -
T.Centroamerica Guatemala (Guatemala)                 10.02       41.40           -            -         (0.53)          50.89
Telefonica El Salvador (El Salvador)                  64.72       19.82           -            -         (9.08)          75.46
Corporativo Del Norte (Mexico)                       230.51        0.70      (18.50)     (212.71)            -               -
Corporativo Integral Comunicacion (Mexico)           137.86        0.02      (11.03)     (126.85)            -               -
Brasicel and subsidiaries (Brazil)                        -      268.69           -       243.65             -          512.34
Moviles Mexico and subsidiaries (Mexico)             140.40      598.44           -       342.19        (43.87)       1,037.16
I.O.Box (Finland)                                    233.45           -     (154.47)       (3.25)            -           75.73
Other companies                                       31.31        5.59       (8.91)        0.30             -           28.29
---------------------------------------------------------------------------------------------------------------------------------
                                                   9,381.23    1,113.19   (2,239.05)      107.43       (491.46)       7,871.34
                                            -------------------------------------------------------------------------------------
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
-----------------------------------------------------------------------------------------------------------------------------
Consolidation goodwill                                                  Millions of Euros
                                            ---------------------------------------------------------------------------------
                                                Balance at                                          Translation   Balance at
                                                 12/31/01    Additions    Retirements    Transfers  Differences    12/31/02
-----------------------------------------------------------------------------------------------------------------------------
Companies accounted for by the equity
  method:
Venworld (Venezuela)                             134.21            -              -           -             -       134.21
Mercador (Brazil)                                 11.12            -          (6.50)          -             -         4.62
Portugal Telecom (Portugal)                      274.12            -              -      (55.25)            -       218.87
Torneos y Competencias (Argentina)                45.10            -         (33.92)          -             -        11.18
Amper (Spain)                                      5.59            -              -           -             -         5.59
Dts Da Tv Digital (Spain)                         88.11            -              -           -             -        88.11
Antena 3 (Spain)                                 209.48            -              -           -             -       209.48
Pearson (United Kingdom)                         479.70            -        (173.38)     (13.33)            -       292.99
Tick Tack Ticket (Spain)                           4.15            -          (3.63)          -             -         0.52
Patagonik (Argentina)                              7.31            -              -           -             -         7.31
Lideres Enterteiment Group (U.S.A.)               20.19            -         (18.18)          -             -         2.01
Atlanet (Italy)                                       -            -         (59.14)      65.40             -         6.26
Uno-e Bank (Spain)                               130.25            -              -           -             -       130.25
One Travel (U.S.A.)                               14.12         3.25              -           -             -        17.37
Meditel (Brazil)                                      -         5.10              -           -             -         5.10
Andalucia Digital Multimedia (Spain)               6.13            -              -           -             -         6.13
Other companies                                  203.82            -         (40.07)     (96.86)        (5.11)       61.78
                                            ---------------------------------------------------------------------------------
Total                                          1,633.40         8.35        (334.82)    (100.04)        (5.11)    1,201.78
-----------------------------------------------------------------------------------------------------------------------------
Total goodwill                                11,014.63     1,121.54      (2,573.87)       7.39       (496.57)    9,073.12
-----------------------------------------------------------------------------------------------------------------------------
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
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Amortization of consolidation goodwill                                Millions of Euros
                                        ------------------------------------------------------------------------------
                                        Balance at                                         Translation    Balance at
                                         12/31/01    Additions  Retirements   Transfers    Differences     12/31/02
----------------------------------------------------------------------------------------------------------------------
Fully consolidated companies:
C.T.C. (Chile)                            55.75        8.68        (3.29)       (7.82)       (4.62)          48.70
T. de Argentina and subsidiaries
   (Argentina)                            35.35       29.56            -         0.47        (4.13)          61.25
T. Peru Holding (Peru)                     2.11        2.50            -            -            -            4.61
Telefonica del Peru (Peru)                27.44       14.23            -            -            -           41.67
Telefonica Multimedia, S.A.C. (Peru)       3.56        1.00            -            -        (0.64)           3.92
Telefonica Moviles Chile, S.A. (Chile)    66.14       14.54            -            -        (7.58)          73.10
Telesp Participacoes (Brazil)              9.46        5.43            -            -            -           14.89
Cti (U.S.A.)                               0.78        0.78            -            -            -            1.56
Cointel (Argentina)                      167.13       21.67            -            -            -          188.80
Goodman (Spain)                            0.42        0.42            -         0.22            -            1.06
Telefonica Internacional (Spain)          58.44       14.02            -            -            -           72.46
Telefonica Moviles (Spain)                 3.97        6.03            -            -            -           10.00
T. Data Espana (Spain)                   107.25        2.98            -            -            -          110.23
Atlanet S.p.A. (Italy)                     4.63           -            -        (4.63)           -               -
T. Data Brasil (Brazil)                    5.43        8.30            -            -         0.09           13.82
Mediaways (Germany)                       73.66       48.81            -        (1.76)           -          120.71
Telefonica Deutchland GmbH (Germany)          -        0.50            -            -            -            0.50
Fieldy Group (Netherlands)                 1.44        0.57            -            -            -            2.01
Endemol (Netherlands)                     58.43       42.00            -            -            -          100.43
Endemol Group (Netherlands)               16.80       20.51            -        (0.36)           -           36.95
Atco Group (Argentina)                    87.29        7.11            -       223.06            -          317.46
Telefonica Media Argentina (Argentina)    26.32        1.43            -       (24.04)           -            3.71
Atento Peru (Peru)                         0.97        0.34            -        (0.17)       (0.20)           0.94
Atento Brasil (Brazil)                    14.47        7.42            -        (0.66)       (2.37)          18.86
Terra Brasil Holding (Brazil)            102.13       18.84            -            -            -          120.97
Ordenamiento de Links Especializados,
   S.L.                                    5.95        0.87            -            -            -            6.82
Terra Networks Mexico (Mexico)           116.40       20.37            -         0.77            -          137.54
Terra Chile Holding (Chile)               11.38        2.19            -            -            -           13.57
Terra Networks Argentina (Argentina)       9.39        0.34            -            -            -            9.73
Terra Networks Venezuela (Venezuela)       1.24        0.39            -            -            -            1.63
Ifigenia Plus (Spain)                      2.74        0.99            -            -            -            3.73
Terra Networks Colombia (Colombia)         4.93        1.93            -            -            -            6.86
Lycos (U.S.A.)                           123.88      120.59            -            -            -          244.47
Lycos companies (U.S.A.)                 162.29       70.60            -        39.07       (19.05)         252.91
Bumeran (Spain)                            3.63        0.69            -            -            -            4.32
Terra Networks, S.A. (Spain)              11.31        0.74            -            -            -           12.05
Emergia Holding, N.V. (Netherlands)        0.06        0.12            -            -            -            0.18
Tele Sudeste Celular (Brazil)              8.17        6.52        (7.22)       (7.47)           -               -
Tele Leste Celular (Brazil)                   -        0.56        (0.43)       (0.13)           -               -
Crt Celular (Brazil)                      22.32       20.28       (21.30)      (21.30)           -               -
T. Centroamerica Guatemala (Guatemala)     1.22        2.51            -            -        (0.16)           3.57
Telefonica El Salvador (El Salvador)       7.97        4.04            -            -        (1.45)          10.56
Corporativo Del Norte (Mexico)             5.76        8.67        (1.15)      (13.28)           -               -
Corporativo Integral Comunicacion
   (Mexico)                                3.44        5.17        (0.69)       (7.92)           -               -
Brasicel and subsidiaries (Brazil)            -           -            -        28.95            -           28.95
Moviles Mexico and subsidiaries
   (Mexico)                               61.29       19.55            -        21.37       (13.27)          88.94
I.O.Box (Finland)                         57.06       18.67            -            -            -           75.73
Other companies                           13.45        7.34        (0.02)        1.23            -           22.00

------------------------------------------------------------------------------------------------------------------
                                       1,563.25      590.80       (34.10)      225.60       (53.38)       2,292.17
                                      ----------------------------------------------------------------------------
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

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
--------------------------------------------------------------------------------------------------------------------
Amortization of consolidation goodwill                                  Millions of Euros
                                        ----------------------------------------------------------------------------
                                        Balance at                                         Translation    Balance at
                                         12/31/01    Additions  Retirements   Transfers    Differences     12/31/02
--------------------------------------------------------------------------------------------------------------------
Companies accounted for by the equity
  method:
Venworld (Venezuela)                      97.04        4.13            -            -           -           101.17
Mercador (Brazil)                          1.12        1.05            -            -        1.39             3.56
Portugal Telecom (Portugal)               44.79        8.10            -            -           -            52.89
Torneos y Competencias (Argentina)         8.93        2.26            -        (0.01)          -            11.18
Amper (Spain)                              0.94        0.28            -            -           -             1.22
Dts Da Tv Digital (Spain)                 12.24        4.40            -            -           -            16.64
Antena 3 (Spain)                          39.49       10.36            -        (0.01)          -            49.84
Pearson (United Kingdom)                  60.06       21.65            -         0.01           -            81.72
Tick Tack Ticket (Spain)                   0.10        0.41            -         0.01           -             0.52
Patagonik (Argentina)                      0.74        0.36            -            -           -             1.10
Lideres Enterteiment Group (U.S.A.)        1.01        1.01            -        (0.01)          -             2.01
Atlanet (Italy)                               -        1.63            -         4.63           -             6.26
Uno-e Bank (Spain)                         4.34       13.03            -            -           -            17.37
One Travel (U.S.A.)                        2.08        1.50            -            -           -             3.58
Meditel (Brazil)                              -           -            -            -           -                -
Andalucia Digital Multimedia (Spain)       0.62        5.51            -            -           -             6.13
Other companies                           48.94        1.01        (2.32)       14.11           -            61.74

                                        ----------------------------------------------------------------------------
                                         322.44       76.69        (2.32)       18.73        1.39           416.93
--------------------------------------------------------------------------------------------------------------------
Total accumulated amortization         1,885.69      667.49       (36.42)      244.33      (51.99)        2,709.10
--------------------------------------------------------------------------------------------------------------------
Unamortized consolidation goodwill     9,128.94      454.05    (2,537.45)     (236.94)    (444.58)        6,364.02
--------------------------------------------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------------------------------------------------------
Consolidation goodwill                                                            Millions of Euros
                                                    ----------------------------------------------------------------------------
                                                    Balance at                                         Translation    Balance at
                                                     12/31/00    Additions  Retirements   Transfers    Differences     12/31/01
--------------------------------------------------------------------------------------------------------------------------------
Fully consolidated companies:
C.T.C. (Chile) and subsidiaries                         33.10           -           -            -            -          33.10
T. de Argentina and subsidiaries (Argentina)            38.50        1.55       (8.86)           -       (10.87)         20.32
T. Peru Holding (Peru)                                   2.77       46.27           -            -            -          49.04
Telefonica del Peru (Peru)                             204.32       76.94           -            -            -         281.26
Telesp Participacoes (Brazil)                           96.05        8.22           -        (1.26)           -         103.01
Cei Citicorp Group (Argentina)                         571.91           -           -         2.27            -         574.18
Cti (U.S.A.)                                                -       15.64           -            -            -          15.64
Instacom (Chile)                                         9.51           -           -            -        (0.42)          9.09
Startel (Chile)                                        340.69           -           -            -       (15.15)        325.54
Sonda (Chile)                                           50.11           -           -         0.16        (2.12)         48.15
Sonda companies (Chile)                                 10.49           -           -         3.07         1.71          15.27
Cointel (Argentina)                                    484.29           -           -            -            -         484.29
Telefonica Multimedia (Peru)                            10.22           -           -            -         0.60          10.82
Vtr (Chile)                                             37.47           -           -            -        (1.66)         35.81
Goodman                                                     -        7.96           -            -            -           7.96
Telefonica Internacional                               281.66           -           -            -            -         281.66
Telefonica Moviles                                          -      113.21           -            -            -         113.21
T. Data Espana                                         154.96           -           -            -            -         154.96
Atlanet (Italy)                                         68.55           -       (3.16)           -            -          65.39
Telefonica Data Mexico                                  15.70           -           -            -            -          15.70
T. Data Brasil                                              -      233.55           -            -       (12.87)        220.68
Mediaways                                                   -    1,474.66     (249.00)           -            -       1,225.66
Uniprex                                                 84.64           -           -       (84.64)           -              -
Fieldy Group                                                -       36.18           -            -        (0.34)         35.84
Endemol                                                802.27       23.93           -            -            -         826.20
Endemol Group                                           71.45      244.68       (6.11)           -         1.21         311.23
Atco Group (Argentina)                                 450.54       17.26           -            -      (129.37)        338.43
Telefonica Media Argentina                              18.81           -           -            -            -          18.81
Atento Peru                                              6.96           -           -            -         0.62           7.58
Atento Brasil                                          149.30           -           -            -         8.14         157.44
Terra Brasil Holding                                   219.47           -           -            -            -         219.47
Ole                                                     12.25           -           -            -            -          12.25
Terra Networks Mexico                                  214.42           -           -        51.84            -         266.26
Infosel (Mexico)                                        49.98           -           -       (49.98)           -              -
Terra Chile Holding (Chile)                             25.05           -           -            -            -          25.05
Terra Networks Argentina                                12.06           -           -            -            -          12.06
Terra Networks Usa                                       9.63           -           -            -            -           9.63
Ifigenia Plus                                           11.17           -           -            -            -          11.17
Terra Networks Colombia                                 21.53           -           -            -            -          21.53
Lycos                                                  964.01       11.05     (150.16)      840.64       (54.12)      1,611.42
Lycos companies                                        881.99           -           -      (881.99)           -              -
Bumeran                                                  5.78        2.35           -            -            -           8.13
Terra Brasil Holding subsidiaries (Brazil)              18.08           -       (4.48)           -         1.84          15.44
Terra Networks                                          10.03        7.75           -            -            -          17.78
Telesudeste Celular                                    117.05           -       (0.02)       57.37            -         174.40
Crt Celular                                            285.96           -           -        67.12            -         353.08
T. Centroamerica Guatemala                               9.91           -           -        (0.01)        0.12          10.02
Subsidiaries of T.E.S. Holding                          61.35           -           -            -         3.37          64.72
Moviles Mexico                                              -       10.30           -       135.14        (5.04)        140.40
Corporativo Del Norte                                       -      230.51           -            -            -         230.51
Celular de Telefonia                                        -      137.86           -            -            -         137.86
I.O.Box                                                233.45           -           -            -            -         233.45
Other companies                                         66.62        8.92       (1.39)        3.95         0.07          78.17

--------------------------------------------------------------------------------------------------------------------------------
                                                     7,224.06    2,708.79     (423.18)      143.68      (214.28)      9,439.07
--------------------------------------------------------------------------------------------------------------------------------
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
---------------------------------------------------------------------------------------------------------------------------------
Consolidation goodwill                                                             Millions of Euros
                                                 --------------------------------------------------------------------------------
                                                     Balance at                                         Translation    Balance at
                                                      12/31/00    Additions  Retirements   Transfers    Differences     12/31/01
---------------------------------------------------------------------------------------------------------------------------------
Companies accounted for by the equity method:
Venworld (Venezuela)                                  134.21            -           -            -            -         134.21
Cablevision (Argentina)                               265.38            -     (265.38)           -            -              -
Mercador (Brazil)                                          -            -           -        11.12            -          11.12
Portugal Telecom                                      198.12        76.00           -            -            -         274.12
Torneos y Competencias                                 45.10            -           -            -            -          45.10
Azul Television (Acisa Group)                          17.36            -           -            -        (5.73)         11.63
Dts Da Tv Digital                                      88.11            -           -            -            -          88.11
Antena 3                                              208.19         1.29           -            -            -         209.48
Pearson                                               524.00            -      (44.30)           -            -         479.70
Media Park                                             38.16         1.89           -            -            -          40.05
Patagonik (Argentina)                                   7.31            -           -            -            -           7.31
Lideres Usa (Rodven)                                       -            -           -        20.19            -          20.19
Uno-e Bank                                                 -       130.25           -            -            -         130.25
One Travel                                             14.12            -           -            -            -          14.12
Andalucia Digital Multimedia                            6.13            -           -            -            -           6.13
Other companies                                        26.27       100.50       (3.25)       40.38        (1.99)        161.91


                                                 --------------------------------------------------------------------------------
                                                    1,572.46       309.93     (312.93)       71.69        (7.72)      1,633.43
---------------------------------------------------------------------------------------------------------------------------------
Total goodwill                                      8,796.52     3,018.72     (736.11)      215.37      (222,00)     11,072.50
---------------------------------------------------------------------------------------------------------------------------------
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
----------------------------------------------------------------------------------------------------------------------
Amortization of consolidation goodwill                                Millions of Euros
                                        ------------------------------------------------------------------------------
                                            Balance at                                        Translation   Balance at
                                             12/31/00   Additions  Retirements   Transfers    Differences    12/31/01
----------------------------------------------------------------------------------------------------------------------
Fully consolidated companies:
C.T.C. (Chile) and subsidiaries               27.57        0.67           -            -            -           28.24
T. De Argentina and subsidiaries
   (Argentina)                                 9.02        3.56       (2.29)        0.53        (4.18)           6.64
T. Peru Holding (Peru)                         1.20        0.91           -            -            -            2.11
Telefonica del Peru (Peru)                     9.69       17.75           -            -            -           27.44
Telesp Participacoes (Brazil)                  7.31        2.15           -            -            -            9.46
Cei Citicorp Group (Argentina)                    -       28.71           -            -            -           28.71
Cti (U.S.A.)                                      -        0.78           -            -            -            0.78
Instacom (Chile)                               6.15        3.20           -            -        (0.26)           9.09
Startel (Chile)                               52.22       16.23           -            -        (2.31)          66.14
Sonda (Chile)                                  4.87        3.26           -         0.20        (0.20)           8.13
Sonda companies (Chile)                        2.64        1.14           -        (0.09)       (0.14)           3.55
Cointel (Argentina)                          145.46       21.67           -            -            -          167.13
Telefonica Multimedia (Peru)                   2.45        0.97           -            -         0.14            3.56
Vtr (Chile)                                    4.21        1.78           -            -        (0.18)           5.81
Goodman                                           -        0.42           -            -            -            0.42
Telefonica Internacional                      44.42       14.02           -            -            -           58.44
Telefonica Moviles                                -        3.97           -            -            -            3.97
T. Data Espana                               104.26        2.98           -         0.01            -          107.25
Atlanet (Italy)                                1.20        3.43           -            -            -            4.63
Telefonica Data Mexico                         0.47       15.23           -        (0.01)           -           15.69
T. Data Brasil                                    -        5.45           -        (0.02)           -            5.43
Mediaways                                         -       73.65           -         0.01            -           73.66
Uniprex                                        6.27        4.23      (10.50)           -            -               -
Fieldy Group                                      -        1.44           -            -            -            1.44
Endemol                                       16.71       41.72           -            -            -           58.43
Endemol Group                                  1.23       15.57           -            -            -           16.80
Atco Group (Argentina)                        87.29           -           -            -            -           87.29
Telefonica Media Argentina                     0.86       25.46           -            -            -           26.32
Atento Peru                                    0.55        0.37           -            -         0.05            0.97
Atento Brasil                                  6.26        7.84           -            -         0.37           14.47
Terra Brasil Holding                          65.77       30.18           -            -            -           95.95
Ole                                            4.29        1.66           -            -            -            5.95
Terra Networks Mexico                         46.69       58.33           -        11.38            -          116.40
Infosel (Mexico)                              11.66           -           -       (11.66)           -               -
Terra Chile Holding (Chile)                    7.20        4.18           -            -            -           11.38
Terra Networks Argentina                       2.93        6.47           -        (0.01)           -            9.39
Terra Networks Usa                             0.80        8.83           -            -            -            9.63
Ifigenia Plus                                  1.12        1.62           -            -            -            2.74
Terra Networks Colombia                        1.80        3.13           -            -            -            4.93
Lycos                                         32.14      254.03           -            -            -          286.17
Lycos companies                               41.34           -           -       (41.34)           -               -
Bumeran                                           -        3.64           -        (0.01)           -            3.63
Terra Brasil Holding subsidiaries              3.60        3.01           -        (0.01)       (0.42)           6.18
(Brazil)
Terra Networks                                10.03        1.28           -            -            -           11.31
Telesudeste Celular                            1.59        6.33           -         0.25            -            8.17
Crt Celular                                    4.22       18.10           -            -            -           22.32
T. Centroamerica Guatemala                     0.60        0.60           -            -         0.02            1.22
Subsidiaries of T.E.S. Holding                 3.01        4.39           -            -         0.57            7.97
Moviles Mexico                                    -        4.38           -        59.23        (2.32)          61.29
Corporativo del Norte                             -        5.76           -            -            -            5.76
Celular de Telefonia                              -        3.44           -            -            -            3.44
I.O.Box                                       23.34       33.72           -            -            -           57.06
Other companies                               45.47        3.11           -        (0.41)        0.02           48.19

----------------------------------------------------------------------------------------------------------------------
                                             849.91      774.75      (12.79)       18.05        (8.84)       1,621.08
----------------------------------------------------------------------------------------------------------------------

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
----------------------------------------------------------------------------------------------------------------------
Amortization of consolidation goodwill                               Millions of Euros
                                        ------------------------------------------------------------------------------
                                        Balance at                                         Translation    Balance at
                                         12/31/00    Additions  Retirements   Transfers    Differences     12/31/01
----------------------------------------------------------------------------------------------------------------------
Companies accounted for by the equity
  method:
Venworld (Venezuela)                      92.91        4.13            -            -           -           97.04
Cablevision (Argentina)                   12.33           -       (12.33)           -           -               -
Mercador (Brazil)                             -        1.11            -            -        0.01            1.12
Portugal Telecom                          31.17       13.62            -            -           -           44.79
Torneos y Competencias                     6.67        2.36            -            -           -            9.03
Azul Television (Acisa Group)              1.24        0.94            -            -           -            2.18
Dts Da Tv Digital                          7.83        4.41            -            -           -           12.24
Antena 3                                  29.16       10.33            -            -           -           39.49
Pearson                                   39.40       20.66            -            -           -           60.06
Media Park                                 0.96        2.05            -            -           -            3.01
Patagonik (Argentina)                      0.37        0.37            -            -           -            0.74
Lideres Usa (Rodven)                          -        1.01            -            -           -            1.01
Uno-e Bank                                    -        4.34            -            -           -            4.34
One Travel                                    -        2.08            -            -           -            2.08
Andalucia Digital Multimedia               0.31        0.31            -            -           -            0.62
Other companies                            9.46        2.72        (0.06)       35.43       (2.82)          44.73

                                        ------------------------------------------------------------------------------
                                         213.81       70.44       (12.39)       35.43       (2.81)         322.48
----------------------------------------------------------------------------------------------------------------------
Total accumulated amortization         1,081.72      845.19       (25.18)       53.48      (11.65)       1,943.56
----------------------------------------------------------------------------------------------------------------------
Unamortized consolidation goodwill     7,714.80    2,173.53      (710.93)      161.89     (210.35)       9,128.94
----------------------------------------------------------------------------------------------------------------------

[LOGO]

EXHIBIT IV

MINORITY INTERESTS

This caption relates to the equity of minority stockholders in the net worth and results for the year of the fully consolidated Group companies.

As of December 31, 2002, the balance of this caption comprised the holdings of minority stockholders in the following companies:

-----------------------------------------------------------------------------------------------------------------------
                                                                  Millions of Euros
                                         ------------------------------------------------------------------------------
                                                                                               Variation in     Balance
                                             % of                    Translation     Income        % of           at
                   Company                Ownership     Net Worth    Differences     (Loss)     Ownership       12/31/02
-----------------------------------------------------------------------------------------------------------------------
Terra Networks, S.A.                        61.42%       3,399.38      (211.32)    (1,233.85)       -          1,954.21
C.T.C., S.A.                                56.36%         726.03        69.11          3.05        -            798.19
Fonditel Entidad Gestora de Fondos de
  Pensiones, S.A.                           30.00%           8.22            -          2.02        -             10.24
Impresora y Comercial Publiguias, S.A.      49.00%          15.78        (4.49)         5.00        -             16.29
Telefonica Argentina S.A.                    1.97%          14.99         1.87        (18.71)       -             (1.85)
Telefonica del Peru, S.A.                    1.98%          36.54       (18.29)         0.24        -             18.49
Telefonica Larga Distancia, Inc.             2.00%           1.92         0.01         (0.10)       -              1.83
Telefonica Publicidad e Informacion,        40.10%          42.03        (1.95)        30.17        -             70.25
   S.A.
Telesp Participacoes, S.A.                  12.58%         446.74       (12.75)        47.13        -            481.12
Telefonica Moviles, S.A.                     7.57%         606.66       (85.79)      (281.94)       -            238.93
Group 3G UMTS Holding, GmbH (Note 1)        42.80%       3,941.68            -     (4,324.12)       -           (382.44)
Telefonica Moviles Argentina, S.A.           2.07%           3.13        (7.92)        (6.93)       -            (11.72)
Telefonica Finance USA                      99.99%       2,000.00            -             -        -          2,000.00
Brasilcel (Participaciones)                 50.00%         216.00            -             -    36.05            252.05
Telefonica Moviles Mexico, S.A.              8.00%         149.94        (3.05)       (13.64)       -            133.25
Emergia Holding N.V.                         0.00%              -            -        (11.70)   11.70                 -
Other companies                                             36.13        (9.76)         7.77    (0.05)            34.09

-----------------------------------------              ----------------------------------------------------------------
Total                                                   11,645.17      (284.33)    (5,795.61)   47.70          5,612.93
------------------------------------------------------------------------------------------------------------------------

[LOGO]

As of December 31, 2001, the balance of this caption comprised the holdings of minority stockholders in the following companies:

--------------------------------------------------------------------------------------------------------------
                                                                        Millions of Euros
                                                    ----------------------------------------------------------
                                                                                      Variation in    Balance
                                          % of                 Translation   Income     % of           at
             Company                    Ownership   Net Worth  Differences   (Loss)   Ownership      12/31/01
--------------------------------------------------------------------------------------------------------------
C.R.T. Celular Participacoes, S.A.      59.58%        147.56     (17.89)      25.83        -           155.50
C.T.C., S.A.                            56.36%        567.38     523.48        3.13        -         1,093.99
Terra Networks Espana, S.A.             62.37%      3,937.29     (76.08)    (353.42)  (67.13)        3,440.66
Fonditel, S.A.                          19.00%          7.48          -        1.46        -             8.94
Lola Films, S.A.                        30.01%          5.14          -       (3.56)       -             1.58
Publiguias, S.A.                        49.00%          9.52      (0.39)       5.64        -            14.77
Telefonica de Argentina, S.A.            1.96%         88.02     (64.78)       0.74        -            23.98
Telefonica del Peru, S.A.                2.93%         27.15      (4.02)      (1.66)       -            21.47
TES Holding, S.A. de C.V.               49.00%         53.55       3.02      (18.27)       -            38.30
Telefonica Larga Distancia, Inc.         2.00%          2.50      (1.11)       0.09        -             1.48
Telefonica Publicidad e Informacion,    40.10%         31.27      (0.91)      25.75        -            56.11
   S.A.
Telesp Participacoes                    13.28%        310.51     438.76      125.06        -           874.33
Tele Sudeste Celular Participacoes,     16.84%         96.64     (11.77)      17.97        -           102.84
   S.A.
Telefonica Moviles                       7.30%        542.50     (27.16)      64.39   (58.54)          521.19
Group 3G UMTS Holding, GmbH             42.80%        912.10          -      (21.78)       -           890.32
IPSE 2000                                   -           4.20      (0.01)      (4.19)       -                -
Atlanet                                 66.00%        191.42          -      (54.55)       -           136.87
Endemol                                  0.65%         12.80          -        3.06        -            15.86
Telefonica Moviles Argentina, S.A.       2.07%          9.36       0.48      (14.41)       -            (4.57)
T.C.G. Holding, S.A.                    49.00%         26.85      (2.28)     (26.70)       -            (2.13)
Movitel del Noroeste, S.A. de C.V.      10.00%          7.10      (0.29)      (0.71)       -             6.10
Emergia Holding N.V.                     6.01%         23.61      (0.33)     (11.26)       -            12.02
Other companies                                        60.65      (3.09)     (33.62)       -            23.94

----------------------------------------            ----------------------------------------------------------
Total                                               7,074.60     755.63     (271.01) (125.67)        7,433.55
--------------------------------------------------------------------------------------------------------------

     [LOGO]

     Variations in minority interests

     The variations in minority interests in 2002, were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                  Capital
                                               Contributions    Income    Variation
                                               and Inclusion    (Loss)       in                   Acquisitions             Balance
                                   Balance at       of         for the   Translation    Other      and Capital   Dividends    at
Company                             12/31/01     Companies       Year    Differences  Variations   Reductions      Paid    12/31/02
-----------------------------------------------------------------------------------------------------------------------------------
Celular C.R.T Participacoes, S.A.      155.50              -      32.06       (81.81)    (105.75)            -         -          -
C.T.C., S.A.                         1,093.99              -       3.05      (229.30)     (67.74)            -     (1.81)    798.19
Terra Networks, S.A.                 3,440.66              -  (1,233.85)     (136.40)     (29.50)       (86.70)        -   1,954.21
Fonditel                                 8.94              -       2.02            -       (0.72)            -         -      10.24
Lola Films, S.A.                         1.58           5.40      (2.61)           -       (1.13)            -         -       3.24
Impresora y Comercial Publiguias,
   S.A.                                 14.77              -       5.00        (3.82)       0.34             -         -      16.29
Telefonica de Argentina, S.A.           23.98              -     (18.71)       (7.66)       0.54             -         -      (1.85)
Telefonica del Peru, S.A.               21.47              -       0.24        (2.89)      (0.33)            -         -      18.49
Telefonica del Salvador, S.A.           38.30              -      (4.38)       (2.45)     (27.23)            -         -       4.24
Telefonica Larga Distancia Inc.          1.48              -      (0.10)        0.45       (0.00)            -         -       1.83
Telefonica Publicidad e
   Informacion, S.A.                    56.11              -      30.17        (1.04)      (0.22)            -    (14.77)     70.25
Telesp Participacoes, S.A.             874.33              -      47.13      (348.84)      (0.01)            -    (91.49)    481.12
Tele Sudeste Celular
   participacoes, S.A.                 102.84              -       5.65       (47.78)     (59.93)            -         -       0.78
Telefonica Moviles, S.A.               521.19          18.50    (281.94)      (56.72)      37.90             -         -     238.93
Group 3G UMTS Holding, GmbH
   (Note 1)                            890.32       3,051.36  (4,324.12)           -           -             -         -    (382.44)
Tele Leste Celular Participacoes,
   S.A.                                     -              -      (1.65)      (49.10)      50.75             -         -          -
Atlanet, S.p.a.                        136.87              -     (33.48)           -      (99.79)            -         -       3.60
Endemol Entertainment Holding,
   N.V.                                 15.86           0.33       4.07        (0.38)      (0.04)       (17.31)    (0.56)      1.97
Telefonica Moviles Argentina,
   S.A.                                 (4.57)             -      (6.93)       (0.22)          -             -         -     (11.72)
Telefonica Centroamerica
   Guatemala, S.A.                      (2.13)             -      (3.46)        1.00        4.71             -         -       0.12
Movitel del Noroeste, S.A.               6.10              -      (0.25)       (0.81)      (5.34)            -         -      (0.30)
Emergia Holding N.V.                    12.02              -     (11.70)       (0.36)       0.04             -         -          -
Telefonica Finance USA                      -       2,000.00          -            -           -             -         -   2,000.00
Telefonica Moviles Mexico, S.A.             -         166.13     (13.64)      (19.24)          -             -         -     133.25
Brasilcel (Participaciones)                 -          82.92          -            -      169.13             -         -     252.05
Other companies                         23.94           1.01      11.82        (3.14)      (8.38)        (4.32)    (0.49)     20.44
-----------------------------------------------------------------------------------------------------------------------------------
Total                                7,433.55       5,325.65  (5,795.61)     (990.51)    (142.70)      (108.33)  (109.12)  5,612.93
-----------------------------------------------------------------------------------------------------------------------------------

     The variations in minority interests in 2001 were as follows:

     [LOGO]

-----------------------------------------------------------------------------------------------------------------------------------
                                                  Capital
                                               Contributions    Income    Variation
                                               and Inclusion    (Loss)       in                                            Balance
                                   Balance at       of         for the   Translation    Other                   Dividends     at
Company                             12/31/00     Companies       Year    Differences  Variations  Acquisitions    Paid     12/31/01
----------------------------------------------------------------------------------------------------------------------------------
Celular C.R.T. Participacoes,
     S.A.                              164.32              -      25.83       (17.89)      (9.71)            -      (7.05)   155.50
C.T.C. Chile, S.A.                   1,113.59              -       3.13       (14.49)      (1.99)            -      (6.25) 1,093.99
Terra Networks, S.A.                 3,843.10              -    (353.42)       (3.32)     (45.70)            -          -  3,440.66
Fonditel                                 7.90              -       1.46            -           -             -      (0.42)     8.94
Lola Films, S.A.                         5.21              -      (3.56)           -       (0.07)            -          -      1.58
Impresora y Comercial Publiguias,
   S.A.                                  9.75              -       5.64        (0.67)       0.05             -          -     14.77
Telefonica de Argentina, S.A.           10.89              -       0.74       (77.74)      96.93             -      (6.84)    23.98
Telefonica del Peru Holding            164.89              -          -         6.64       (1.93)      (169.60)         -         -
Telefonica del Peru, S.A.               41.08              -      (1.66)      (48.44)      35.53             -      (5.04)    21.47
Telefonica del Salvador, S.A.           52.20              -     (18.27)        3.02        1.35             -          -     38.30
Telefonica Larga Distancia, Inc.         1.32              -       0.09         0.08       (0.01)            -          -      1.48
Telefonica Publicidad e
   Informacion, S.A.                    46.91              -      25.75        (0.52)       1.11             -     (17.14)    56.11
Telesp Participacoes, S.A.             913.69              -     125.06       (23.75)     (66.22)            -     (74.45)   874.33
Tele Sudeste Celular
   Participacoes, S.A.                 107.87              -      17.97       (11.77)      (6.94)            -      (4.29)   102.84
Telefonica Moviles, S.A.               397.59         107.96      64.39       (21.05)     (27.70)            -          -    521.19
CEI                                    203.68              -          -            -           -       (203.68)         -         -
Group 3G UMTS Holding, GmbH            905.73              -     (21.78)           -        6.37             -          -    890.32
IPSE 2000                            1,169.99              -      (4.19)       (0.01)  (1,165.79)            -          -         -
Atlanet, S.p.a.                        117.37          74.06     (54.55)           -       (0.01)            -          -    136.87
Endemol Entertaiment Holding,
     N.V.                               13.63              -       3.06        (0.25)      (0.19)            -      (0.39)    15.86
Telefonica Moviles Argentina,
     S.A.                                   -          12.00     (14.41)       (2.03)      (0.13)            -          -     (4.57)
Telefonica Centroamerica
   Guatemala, S.A.                      (1.28)             -     (26.70)       (2.28)      28.13             -          -     (2.13)
Movitel del Noroeste, S.A.                  -           7.10      (0.71)       (0.29)          -             -          -      6.10
Emergia Holding N.V.                    23.94              -     (11.26)       (0.66)          -             -          -     12.02
Other companies                         16.43          14.43     (33.62)       (0.07)      26.72          0.05          -     23.94
-----------------------------------------------------------------------------------------------------------------------------------
Total                                9,329.80         215.55    (271.01)     (215.49)  (1,130.20)      (373.23)   (121.87)
-----------------------------------------------------------------------------------------------------------------------------------

[LOGO]

    EXHIBIT V
    Debentures and bonds
    The detail of the debentures and bonds outstanding as of December 31, 2002, and of the main features thereof is as follows (in millions of euros):

------------------------------------------------------------------------------------------------------------------------------------
                                                                             Maturing in
 Telefonica and                          -------------------------------------------------------------------
 instrumentality                         Interest                                                             Subsequent
  companies                 Currency      Rate %         2003        2004        2005        2006      2007      Years        Total
------------------------------------------------------------------------------------------------------------------------------------
Debentures and bonds:
FEBRUARY 1990 SERIES B      Euros           12.60            -           -        8.22           -         -           -        8.22
FEBRUARY 1990 SERIES C      Euros           12.60            -           -           -           -         -        3.76        3.76
FEBRUARY 1990 SERIES E      Euros           12.85            -           -       59.19           -         -           -       59.19
FEBRUARY 1990 SERIES F      Euros           12.58            -           -           -           -         -        6.43        6.43
DECEMBER 1990               Euros           13.58            -           -      554.55           -         -           -      554.55
OCTOBER 2004 C              Euros            8.25            -       69.24           -           -         -           -       69.24
APRIL 1999                  Euros            4.50            -                       -           -         -      500.00      500.00
JUNE 1999                   Euros            4.45            -           -           -           -         -      300.00      300.00
JULY 1999 zero-coupon       Euros            6.37            -           -           -           -         -       37.11       37.11
MARCH 2000                  Euros            3.51            -           -           -           -         -       50.00       50.00
APRIL 2000                  Euros            5.63            -           -           -           -    500.00           -      500.00
--------------------------                              ----------------------------------------------------------------------------
Debentures subtotal:                                         -       69.24      621.96           -    500.00      897.30    2,088.50
--------------------------                              ----------------------------------------------------------------------------
EMTN ISSUE                  Euros      Libor+0.07            -       74.82           -           -         -           -       74.82
EMTN ISSUE                  USD              6.37       476.78           -           -           -         -           -      476.78
MARCH 1998                  Euros            4.84            -           -           -           -         -      420.71      420.71
EMTN ISSUE                  JPY              1.23            -       49.84           -           -         -           -       49.84
GLOBAL BOND                 USD              7.35            -           -    1,191.96           -         -           -    1,191.96
GLOBAL BOND                 USD              7.75            -           -           -           -         -    2,383.89    2,383.89
GLOBAL BOND                 USD              8.25            -           -           -           -         -    1,191.96    1,191.96
GLOBAL BOND                 Euros            6.13            -           -    1,000.00           -         -           -    1,000.00
EMTN ISSUE                  JPY        Libor+0.22       241.18           -           -           -         -           -      241.18
EMTN ISSUE                  Euros            4.90            -       39.50           -           -         -           -       39.50
EMTN ISSUE                  Euros      Eonia+0.26       150.00           -           -           -         -           -      150.00
EMTN ISSUE                  Euros    Euribor+0.70            -    1,000.00           -           -         -           -    1,000.00
EMTN ISSUE                  Euros            5.12            -           -           -    1,000.00         -           -    1,000.00
EMTN ISSUE                  Euros            4.08       100.00           -           -           -         -           -      100.00
EMTN ISSUE                  Euros            0.15            -           -       50.00           -         -           -       50.00
EMTN ISSUE                  Euros      Eonia+0.30            -       80.00           -           -         -           -       80.00
------------------------------------------------------------------------------------------------------------------------------------
Bonds subtotal                                          967.96    1,244.16    2,241.96    1,000.00         -    3,996.56    9,450.64
--------------------------                              ----------------------------------------------------------------------------
Total issues:                                           967.96    1,313.40    2,863.92    1,000.00    500.00    4,893.86   11,539.14
==========================------------------------------============================================================================
Foreign operators                                                            Maturing in
------------------------------------------------------------------------------------------------------------
Debentures and bonds                     Interest                                                             Subsequent
                            Currency      Rate %         2002        2003        2004        2005      2006      Years         Total
------------------------------------------------------------------------------------------------------------------------------------
Yankee Bonds                USD              7.63            -           -           -      191.15         -           -      191.15
Yankee Bonds                USD              8.38            -           -           -      191.15         -           -      191.15
Eurobonds                   Euros            5.38            -      157.94           -           -         -           -      157.94
Series E                    UF               6.00         3.49           -           -           -         -           -        3.49
Series F                    UF               6.00         1.59        1.59        1.59        1.59      1.59       13.52       21.47
Series I                    UF               5.50         2.78        2.78        2.78        2.78      2.78       20.88       34.78
Series K 1998               UF               6.75            -        0.17        0.84        1.52      2.19       84.37       89.09
--------------------------                              ----------------------------------------------------------------------------
CTC CHILE:                                                7.86      162.48        5.21      388.19      6.56      118.77      689.07
--------------------------                              ----------------------------------------------------------------------------
Bonds 1/st/ Program T.
    Peru (1)                N.Sol        VAC+6.94            -           -           -       28.93         -           -       28.93
Bonds 1/st/ Program T.
    Peru (2)                N.Sol        VAC+7.00            -           -           -           -         -       12.59       12.59
Bonds 1/st/ Program T.
    Peru (4)                USD              8.13        34.00           -           -           -         -           -       34.00
Bonds 1/st/ Program T.
    Peru (6)                N.Sol           12.69        13.56           -           -           -         -           -       13.56
Bonds 1/st/ Program T.
    Peru (7)                N.Sol           12.63        17.90           -           -           -         -           -       17.90
Bonds 2/nd/ Program T.
    Peru (2)                N.Sol            7.50        14.92           -           -           -         -           -       14.92
Bonds 2/nd/ Program T.
    Peru (3)                N.Sol        VAC+6.19            -           -           -       27.44         -           -       27.44
Bonds 2/nd/ Program T.
    Peru (4)                N.Sol            6.38            -        4.55           -           -         -           -        4.55
Bonds 2/nd/ Program T.
    Peru (5)                N.Sol        VAC+6.25            -           -           -           -      3.33           -        3.33
Bonds 2/nd/ Program T.
    Peru (6)                N.Sol            7.75            -        2.57           -           -         -           -        2.57
Bonds 2/nd/ Program T.
    Peru (7)                USD              4.38            -           -       33.37           -         -           -       33.37
Bonds 2/nd/ Program T.
    Peru (7-Series B)       USD              4.00            -           -        9.54           -         -           -        9.54
--------------------------                           -------------------------------------------------------------------------------
Telefonica del Peru:                                     80.38        7.12       42.91       56.37      3.33       12.59      202.70
--------------------------                           -------------------------------------------------------------------------------
Marketable debentures       USD             11.88            -      286.07           -           -         -           -      286.07
Marketable debentures       USD              9.13            -           -           -           -         -      351.39      351.39
Marketable debentures       USD              9.88            -           -           -       68.06         -           -       68.06
--------------------------                           -------------------------------------------------------------------------------
TASA                                                         -      286.07           -       68.06                351.39      705.52
--------------------------                           -------------------------------------------------------------------------------
Marketable debentures       USD              9.75            -           -           -           -      7.20           -        7.20
--------------------------                           -------------------------------------------------------------------------------
CEI                                                          -           -           -           -      7.20           -        7.20
--------------------------                           -------------------------------------------------------------------------------
Series A 1997               USD              8.85            -      214.55           -           -         -           -      214.55
Series B 1997               USD             10.38            -       49.52           -           -         -           -       49.52
--------------------------                           -------------------------------------------------------------------------------
Cointel                                                      -      264.07           -           -         -           -      264.07
------------------------------------------------------------------------------------------------------------------------------------
Total issues:                                            88.24      719.74       48.12      512.62     17.09      482.75    1,868.56
--------------------------                       -----------------------------------------------------------------------------------
Total Group issues:                                   1,056.20    2,033.14    2,912.04    1,512.62    517.09    5,376.61   13,407.70
--------------------------                       -----------------------------------------------------------------------------------

[LOGO]

The detail of the maturities and redemption values of the zero-coupon bonds and debentures as of December 31, 2002, is as follows (in millions of euros):

  ---------------------------------------------------------------------------------------------------------------
       Zero-coupon Debentures and
       Bonds (Issue value + Accrued
          Interest at 12/31/02)         Redemption Date    Redemption Rate     Book Value     Redemption Value
  ---------------------------------------------------------------------------------------------------------------
    DEBENTURES
    FEBRUARY-90 SERIES E                   02/26/05             613.338%         59.19              76.79
    FEBRUARY-90 SERIES F                   02/26/10           1,069.470%          6.43              15.04
    DECEMBER-90                            12/28/05             675.000%        554.55             811.37
    JULY-99                                07/21/29             637.638%         37.11             191.29
  ---------------------------------------------------------------------------------------------------------------
    Total issues                                                                657.28           1,094.49
  ---------------------------------------------------------------------------------------------------------------

[LOGO]

EXHIBIT VI

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2002, is as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                                    Millions
                                                      -------------------------------------------------------------------
                  Type of Risk                         Equivalent          Group Receives               Group Pays
                                                                    -----------------------------------------------------
                                                       Euro Value       Value       Currency       Value       Currency
-------------------------------------------------------------------------------------------------------------------------
Euro interest rate swaps                               5,025.36
-from fixed to floating                                1,348.92       1,348.92        EUR         1,348.92       EUR
-from floating to fixed                                2,713.11       2,713.11        EUR         2,713.11       EUR
-from floating to floating                               963.33         962.95        EUR           963.33       EUR
Cross-currency swaps                                   8,493.29
-from fixed to floating                                2,472.85
USD/USD                                                2,462.10       2,582.00        USD         2,582.00       USD
BRL/BRL                                                   10.75          39.85        BRL            39.85       BRL
-from floating to fixed                                5,520.53
USD/USD                                                5,363.15       5,624.33        USD         5,624.33       USD
GBP/GBP                                                  122.98          80.00        GBP            80.00       GBP
MXN/MXN                                                   34.40         372.00        MXN           372.00       MXN
- from floating to floating                              499.91
USD/USD                                                  476.78         500.00        USD           500.00       USD
BRL/BRL                                                   23.13          85.70        BRL            85.70       BRL
Exchange rate swaps                                   16,096.81
- from fixed to fixed                                    687.23
EUR/USD                                                  193.28         194.39        EUR           202.69       USD
JPY/USD                                                   80.64       8,816.00        JPY            84.57       USD
USD/EUR                                                   70.61          65.00        USD            70.61       EUR
USD/JPY                                                  132.29         136.00        USD        16,456.00       JPY
USD/BRL                                                  116.97         180.00        USD           433.43       BRL
BRL/USD                                                   93.44         363.28        BRL            98.00       USD
- from fixed to floating                               1,794.67
EUR/USD                                                  101.08         100.00        EUR           106.00       USD
JPY/EUR                                                  113.90      12,400.00        JPY           113.90       EUR
JPY/USD                                                  129.68      16,456.00        JPY           136.00       USD
JPY/BRL                                                   77.99      14,275.02        JPY           289.00       BRL
USD/EUR                                                  119.58         109.00        USD           119.58       EUR
USD/BRL                                                1,252.42       1,720.72        USD         4,640.69       BRL
- from floating to fixed                               1,791.40
EUR/JPY                                                   49.84          56.95        EUR         6,200.00       JPY
EUR/BRL                                                   77.77          96.99        EUR           288.17       BRL
EUR/MAD                                                   32.70          33.76        EUR           349.09       MAD
USD/EUR                                                1,357.18       1,247.73        USD         1,357.18       EUR
USD/BRL                                                   39.84          57.00        USD           147.62       BRL
USD/PEN                                                   81.14          85.00        USD           299.09       PEN
USD/MXN                                                   41.64          45.00        USD           450.33       MXN
BRL/USD                                                  111.29         427.17        BRL           116.70       USD
- from floating to floating                           11,823.51
EUR/USD                                                5,955.34       6,025.88        EUR         6,245.36       USD
EUR/GBP                                                  384.32         387.08        EUR           250.00       GBP
JPY/EUR                                                  282.00      30,000.00        JPY           282.00       EUR
USD/EUR                                                4,865.52       4,560.34        USD         4,865.52       EUR
USD/MXN                                                  336.33         362.50        USD         3,637.33       MXN
Forwards                                               1,591.84
USD/EUR                                                   38.67          37.61        USD            38.67       EUR
EUR/USD                                                   61.95          65.37        EUR            64.97       USD
USD/CLP                                                   39.46          41.26        USD        29,737.41       CLP
USD/UFC                                                1,005.61       1,119.40        USD            45.26       UFC
USD/PEN                                                  446.14         451.83        USD         1,644.57       PEN
-------------------------------------------------------------------------------------------------------------------------
Subtotal                                              31,207.30
------------------------------------------------------------------

[LOGO]

-----------------------------------------------------------------------------------------------
Notional amounts of structured products with options         Euros       Notional Amounts
-----------------------------------------------------------------------------------------------
Interest rate options                                      4,912.72
-Caps & Floors                                             3,705.14
US DOLLAR                                                  1,695.40     1,777.96        USD
EURO CURRENCY                                              2,009.74     2,009.74        EUR
-Swaptions                                                 1,128.25
US DOLLAR                                                  1,048.92     1,100.00        USD
EURO CURRENCY                                                 79.33        79.33        EUR
- Interest rate options                                       79.33        79.33        EUR
Exchange rate options                                        411.96
EUR/BRL                                                       15.73        16.50        USD
USD/MXN                                                      286.07       300.00        USD
BRL/USD                                                       32.39       120.00        BRL
BRL/EUR                                                       77.77       288.17        BRL
Equity swaps                                                 377.05
-----------------------------------------------------------------------------------------------
Subtotal                                                   5,701.73
--------------------------------------------------------------------
Total                                                     36,909.02
--------------------------------------------------------------------

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2001, is as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                                                     Millions
                                                        -------------------------------------------------------------------
                  Type of Risk                            Equivalent        Group Receives              Group Pays
                                                                     ------------------------------------------------------
                                                          Euro Value     Value       Currency       Value        Currency
---------------------------------------------------------------------------------------------------------------------------
Euro interest rate swaps                                   4,375.76
-from fixed to floating                                    1,071.32     1,071.32        EUR        1,071.32        EUR
-from floating to fixed                                    2,239.22     2,239.22        EUR        2,239.22        EUR
-from floating to floating                                 1,065.22     1,064.73        EUR        1,065.22        EUR
Cross-currency swap                                        7,374.11
-from fixed to floating                                    3,579.12
BRL/BRL                                                      236.47       497.31        BRL          497.31        BRL
USD/USD                                                    3,342.65     2,990.00        USD        2,990.00        USD
-from floating to fixed                                    3,236.08     2,895.00        USD        2,895.00        USD
-from floating to floating                                   558.91       500.00        USD          500.00        USD
Cross-currency swap                                       15,913.72
-from fixed to fixed                                       2,293.01
EUR/USD                                                      124.29        95.69        EUR          111.18        USD
EUR/GBP                                                      128.77       121.49        EUR           80.00        GBP
EUR/MAD                                                        3.34        33.76        EUR          349.09        MAD
JPY/USD                                                      262.21    25,698.50        JPY          234.57        USD
USD/EUR                                                    1,467.85     1,356.52        USD        1,467.85        EUR
USD/JPY                                                      306.55       286.00        USD       33,338.50        JPY
-from fixed to floating                                    3,261.32
EUR/USD                                                      118.49       100.00        EUR          106.00        USD
USD/EUR                                                      173.12       157.16        USD          173.12        EUR
JPY/EUR                                                      725.53    78,200.00        JPY          725.53        EUR
JPY/BRL                                                      152.03    15,293.75        JPY          319.73        BRL
JPY/USD                                                      152.02    16,456.00        JPY          136.00        USD
USD/BRL                                                    1,940.13     1,717.88        USD        4,080.28        BRL
-from floating to fixed                                      207.29       466.34        BRL          185.45        USD
-from floating to floating                                10,152.10
EUR/USD                                                    6,294.28     5,096.01        EUR        5,630.86        USD
EUR/GBP                                                      273.64       265.59        EUR          170.00        GBP
JPY/EUR                                                      282.00    30,000.00        JPY          282.00        EUR
USD/EUR                                                    3,302.18     3,013.23        USD        3,302.18        EUR
Forwards                                                   3,055.61
USD/ARS                                                      401.74       342.50        USD          359.40        ARS
USD/PEN                                                      561.64       463.83        USD        1,731.42        PEN
USD/CLD                                                       61.57        50.00        USD       36,072.00        CLP
USD/EUR                                                      680.02       637.01        USD          680.02        EUR
USD/UFC                                                    1,350.64     1,262.80        USD           48.65        UFC
---------------------------------------------------------------------------------------------------------------------------
Subtotal                                                  30,719.20
---------------------------------------------------------------------

Telefonica

------------------------------------------------------------------------------------------
Notional amounts of structured products with options    Euros         Notional Amounts
------------------------------------------------------------------------------------------
Interest rate options                                   6,694.38
-Caps & Floors                                          3,949.21
US DOLLAR                                               3,392.58      3,035.00      USD
EURO CURRENCY                                             556.63        556.63      EUR
-Swaptions                                              2,665.84
US DOLLAR                                               2,403.31      2,150.00      USD
EURO CURRENCY                                             262.53        262.53      EUR
-Interest rate options                                     79.33         79.33      EUR
Exchange rate options                                   1,568.06
EUR/BRL                                                    21.00         21.00      EUR
USD/ARS                                                   723.79        647.50      USD
USD/BRL                                                   725.46        649.00      USD
USD/CLP                                                    89.43         80.00      USD
USD/MXN                                                     8.38          7.50      USD
Equity swaps                                              448.85        448.85      EUR
------------------------------------------------------------------------------------------
Subtotal                                                8,711.29
-----------------------------------------------------------------
Total                                                  39,430.49
-----------------------------------------------------------------

The detail, by maturity, of the hedging transactions arranged as of December 31, 2002, is as follows:

----------------------------------------------------------------------------------------------------------
                                                                Millions of Euros
                                         -----------------------------------------------------------------
         Underlying Instrument                              Up to       1 to 3       3 to 5        Over
                 Hedged                       Amount        1 Year       Years        Years       5 Years
----------------------------------------------------------------------------------------------------------
With Underlying Instrument
----------------------------------------------------------------------------------------------------------
Promissory notes
Loans                                        23,409.96     5,850.00    12,229.59     2,583.20    2,747.17
In national currency                         12,163.29     1,656.69     6,248.78     2.181,57    2,076.25
In foreign currencies                        11,246.67     4,193.31     5,980.81       401.63      670.92
MTN debentures and bonds                      9,574.61     5,305.94     2,931.18       138.27    1,199.22
In national currency                            509.74            -       149.64            -      360.10
In foreign currencies                         9,064.87     5,305.94     2,781.54       138.27      839.12
----------------------------------------------------------------------------------------------------------
Liability                                     3,547.40     1,160.59       715.17            -    1,671.64
Swaps                                           491.17        81.14       238.39            -      171.64
Exchange rate options                           125.89        125.8            -            -           -
Interest rate options                         2,930.34        953.5       476.78            -    1,500.00
Forward transactions                                 -            -            -            -           -
Shares                                          377.05       377.05            -            -           -
----------------------------------------------------------------------------------------------------------
Total                                        36,909.02    12,693.58    15,875.94     2,721.47    5,618.03
----------------------------------------------------------------------------------------------------------

The detail, by maturity, of the hedging transactions arranged as of December 31, 2001, is as follows:

[LOGO]

------------------------------------------------------------------------------------------
                                                      Millions of Euros
                                 ---------------------------------------------------------
     Underlying Instrument                        Up to     1 to 3     3 to 5      Over
             Hedged                   Amount     1 Year     Years      Years     5 Years
------------------------------------------------------------------------------------------
With Underlying Instrument
------------------------------------------------------------------------------------------
Promissory notes                            -          -          -          -          -
Loans                               14,041.63   4,438.78   6,459.06     756.90   2,386.89
In national currency                 5,044.04     206.18   1,883.40     662.10   2,292.36
In foreign currencies                8,997.59   4,232.60   4,575.66      94.80      94.53
MTN debentures and bonds            18,577.08   5,168.36   7,634.22   2,209.40   3,565.10
In national currency                 5,016.50     958.42   2,248.95     864.61     944.52
In foreign currencies               13,560.58   4,209.94   5,385.27   1,344.79   2,620.58
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Liability                            6,362.93   4,648.00   1,338.32      16.51     360.10
Swaps                                1,108.73     482.64     609.58      16.51          -
Exchange rate options                1,568.06   1,568.06          -          -          -
Interest rate options                1,210.55     121.71     728.74          -     360.10
Forward transactions                 2,475.59   2,475.59          -          -          -
Shares                                 448.85     448.85
------------------------------------------------------------------------------------------
Total                               39,430.49  14,703.99  15,431.60   2,982.81   6,312.09
------------------------------------------------------------------------------------------

[LOGO]

       Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

                    MANAGEMENT REPORT OF THE TELEFONICA GROUP

                                      2002

Initial summary

In 2002 the Telefonica Group obtained sound operating results which were nevertheless adversely affected by exchange rate trends, leading to falls of 8.5% and 8.4% in operating revenues and EBITDA /(1)/, respectively. Disregarding the exchange rate effect, these two items would have increased by 6.1% and 6.2%, respectively. The net losses are a result of the write-downs made in the year in order to reflect the actual value of the Group's assets, including most notably the value adjustments made to the UMTS licenses and the write-offs of goodwill made by the Terra Lycos Group.

The Telefonica Group's operations in 2002 were carried out against the backdrop of the general slowdown of economic growth, the adverse evolution of exchange rates and the current uncertainty overshadowing the Latin American markets in which it is present, all of which were compounded by the widespread increase in competitive and regulatory pressure.

In view of this situation, Telefonica adapted its management priorities by focusing on the development and profitability of its traditional business activities, using its customer base to harness the potential for natural growth, simplifying its organization based on customer segments and optimizing its investments, in a quest to achieve profitable growth and enhanced cash flow.

In 2002 Telefonica continued to seek additional business opportunities through the development of new higher value-added products and services, including most notably its firm commitment to broadband, wireless telephone data services and the corporate solutions area. It also stepped up its presence in the cellular telephony business with the expansion in Brazil and Mexico.

Also worthy of note was the drive to contain costs and investments at the Group companies in order to enhance operating efficiency and the returns on their operations by optimizing the use of resources and generating more cash flow.

Organization by line of business

In 2002 the Telefonica Group continued its organization by line of business, each of which is headed by a subsidiary: wireline telephony in Spain (Telefonica de Espana), wireless telephony in Latin America (Telefonica Latinoamerica), wireless telephony (Telefonica Moviles), data (Telefonica Data), media and content (Admira), Internet (Terra Lycos), directories (TPI), call centers (Atento) and capacity (Emergia). Telefonica S.A. heads the Group and gives it cohesion by identifying synergies, centralizing the management of financial resources and purchases and developing horizontal initiatives aimed at reducing costs and expenditure, such as T-Gestiona to concentrate support activities and for the standardization of processes and systems, Inmobiliaria Telefonica to optimize the Group's real estate assets and Zeleris to manage the logistics line of business by reducing the cost base in relation to assets and inventories

Noteworthy was the creation of a business unit, Telefonica International Wholesale Services (TIWS), which manages the business activities carried on by Emergia and the international units of the Group's wireline telephony operators and the international wholesale voice, IP, data and capacity

(1) EBITDA: Operating Income before Depreciation and Amortization

[LOGO]

services and the network supporting them, whose aim it is to become a leading wholesale telecommunications operator worldwide.

In addition, as part of a strategy aimed at harnessing new business opportunities, in the second quarter of 2002 Telefonica Soluciones, made up of Telefonica Sistemas, Katalyx, Art Media and Telefonica Mobile Solutions, was created to group together all the Group's consulting and business solutions activities and concentrate its systems and customer consulting activities. The functional and operating consolidation of the four companies, aimed at minimizing overheads, obtaining business synergies and improving the company's positioning in the market, is currently under way.

In May 2002 the Board of Directors of the Admira Group decided to spin it off into two separate business lines: a media division, "Corporacion Admira Media", and a division grouping together all the investments in content and pay TV, "Telefonica de Contenidos". At year-end the spin-off had not been formally completed.

The comments on the conduct of business included in this report deal with the Telefonica Group's financial performance by business line and are based on the assumption that each of these business lines participates in the companies owned by the Group in the related business, whether or not the investment has been transferred, even if Telefonica, S.A. ultimately intends to transfer it in the future.

It should be noted that the assumptions on which the comments on each business line are based do not in any case alter the total results obtained by the Telefonica Group.

International expansion.
Telefonica continues to consolidate its presence in Latin America, and is setting its sights firmly on the region despite the current economic situation. Telefonica shares the experts' positive long-term expectations and is seeking to make its investments within a predictable and stable regulatory framework favorable to the sustainable development of networks and services and to obtaining an adequate return on the investments. Noteworthy in the year were the Group's transactions in Brazil and Mexico.

Since December Moviles Brasilcel, the joint venture 50% owned each by Telefonica and Portugal Telecom set up to reinforce the Groups' wireless business in Brazil, which will group together all the assets of the two groups in the wireless telephony business in Brazil, has been included in the Group. This joint venture had a customer base of 13.7 million at year-end. Anatel approved its formation on December 10, 2002.

In 2003, continuing the process of expansion, Brasilcel entered into an agreement with the Brazilian company Fixcel for the acquisition of a controlling interest in the Brazilian wireless telephony operator Tele Centro Oeste (TCO). This transaction will consolidate the Moviles Group's leadership and competitive capacity in the Brazilian market, capturing over 16.8 million customers. Tele Centro Oeste is present in eleven Brazilian states and in Brasilia.

Also in Brazil, in April Anatel granted Telefonica a license for the operation of domestic and international long-distance telephony traffic, thanks to the early meeting of the targets relating to the provision of a universal telephony service which were set following the privatization of the industry in July 1998. This license will also make it possible to provide local telephony services outside the concession area (Sao Paulo), thereby enabling it to operate nationwide.

Turning to Mexico, in September a 65% stake was acquired in the Mexican wireless telephony Pegaso, which was included in Telefonica Moviles Mexico, the company resulting from the acquisition in July 2001 of assets of Motorola, which groups together the northern Mexican operators

[LOGO]

Bajacel, Movitel, Norcel and Cedetel. Telefonica Moviles controls 92% of the capital of this new entity, and the former stockholders of the Pegaso Group own the remaining 8%.

This transaction has enabled Telefonica Moviles to operate throught Mexico, a market with over 100 million inhabitants, and to obtain immediate access to Mexico City which, with 20 million inhabitants, is the most attractive market in the country.

Outside Latin America, noteworthy was the redefinition of Telefonica's objectives in Germany, Austria, Italy and Switzerland, in view of the delay in the availability of UMTS technology and the need to review the business model in view of the market situation in these countries, in which Telefonica has been awarded third-generation licenses. In this context, Telefonica Moviles considered that the company's soundest strategic option was to reduce its risk exposure in these markets by maximizing the generation of cash flow at short term and maintaining a sound financial structure. Accordingly, Telefonica Moviles reviewed the value of the assets in these countries reflected in its balance sheet and in 2002 recorded significant extraordinary provisions to write down these assets and to reflect the related restructuring expenses.

As regards the data business, in 2002 Telefonica Data placed particular emphasis on enhancing the efficiency and profitability of its operations. Accordingly, the Telefonica Data Group's presence in the countries in which the scale achieved was not sufficient to achieve a return on future investments was reviewed. Thus, in mid-2002 ETI (the subsidiary in Austria) was sold and at year-end the sale of Data Uruguay was concluded. From July 2002 Atlanet (the subsidiary in Italy) was accounted for by the equity method. Also, at the end of 2002 Telefonica decided to merge Mediaways and Highway One (a company acquired in January 2002 to reinforce the broadband strategy), creating a new ISP, Telefonica Deutschland, which will rank second in the German market.

Regulatory environment

The most significant regulatory development in the European Union in 2002 was the publication in the Official Journal of the European Communities, on April 24, 2002, of four directives (the Framework, Authorization, Access and Interconnection and Universal Service Directives), which establish a new European regulatory framework for telecommunications and trigger the process of transformation and adaptation of the whole of the regulatory legislation of the EU member states.

In Spain, as a result of this new framework legislation, amendment of the General Telecommunications Law has commenced and is expected to be completed in the first half of 2003.

In the wireline telephony area, 2002 saw the entry into force of the rate changes envisaged in the price cap, thanks to which the rate imbalance is being redressed, through increases in the monthly subscription charges and reductions in the rates for long-distance (provincial, interprovincial and international) calls. In the 2003 price cap, although the downward pressure on prices present in former years persists, the subscription charge is excluded from the price cap, thereby increasing it. Regarding the Universal Service, it should be noted that the Financing Fund has not yet been set up, and, accordingly, Telefonica de Espana must continue to bear the cost of providing the related services, which will foreseeably be increased in the future as a result of inclusion therein of the Internet functional access service.

Also noteworthy in 2002 in the wireline telephony area were the changes in the Subscriber Loop and Reference Interconnection Offer services provided by Telefonica de Espana.

Noteworthy in the wireless telephony area was the reduction with respect to 2001 in the fees payable by Telefonica Moviles Espana (TME) to reserve use of the radio spectrum. By a resolution of the regulator, there was a 17.13% reduction in call termination charges in the TME network. Other

[LOGO]

notable developments were the commencement by TME of deployment of its third-generation (UMTS) network and the partial cancelation of the guarantees relating to the start-up of this network, as a result of which TME will be able to recover them.

In Latin America, the economic situation in Argentina, in particular the pesification and rate freezing measures, significantly affected the regulation of telecommunications in this country.

Particularly significant in Brazil was the commencement, due to a ruling by the regulator (ANATEL), of the extension of the Concession Agreement expiring on December 31, 2005, although Telefonica must express its interest in extending it before June 30, 2003. Also notable was the approval by ANATEL of the transfer of assets of the wireless companies in Brazil from Telefonica Moviles and Portugal Telecom to the joint venture formed by the two companies.

In Chile, in March 2002 CTC-Chile filed a claim against the Chilean state alleging the unlawful nature of the Rate Decree in 1999. Also significant was the approval by the regulator of the discount plans for high-consumption users and the commencement of the process of definition and discussion of the conceptual framework for the setting of the 2004-2009 rates. In December 2002 the Free Trade Treaty between the U.S. and Chile, containing a chapter on telecommunications which might lead to alterations of the regulatory framework, came into force.

In Peru, there are social and political pressures at work for the removal of the basic monthly subscription charge, although negotiations are under way with the executive authorities to reduce this charge by bringing forward the price cap profitability indices.

Lastly, salient events in Spain in 2002 include the debate, which is still continuing, regarding the possibility of more flexible management of the spectrum, enabling wireless operators to retail it, the loosening of the UMTS license coverage obligations, and the putting on hold of Telefonica Moviles' UMTS projects in Europe (Germany, Austria, Italy and Switzerland).

Share performance and significant variables

For the third consecutive year, telecommuications shares performed poorly on the stock markets, in a climate of uncertainty and investor aversion to risk on the main international stock exchanges, with share prices plunging to their lowest levels for several years. Telefonica's share prices were also influenced by the crisis in Latin America, which explains their poor performance in the year with respect to the European industry (-41.0% compared with -38.8%). As of December 31, 2002, Telefonica was tenth in the world ranking of telecommunications companies and its stock market capitalization stood at (Euro)41,461 million,

At 2002 year-end Telefonica's customers numbered 84.7 million, including those of all the subsidiaries of Brasilcel, the joint venture owned with Portugal Telecom in Brazil, up 15.1% on 2001. Wireless customers amounted to 41.4 million, almost half the total customers managed by the Group. For the first time Latin America made the largest contribution to total customers (50.9%, while Spain had 47.2%). The Telefonica Group's ADSL connections amounted to 1.4 million at year-end, an increase of almost 800,000 customers with respect to the previous year, testifying to Telefonica's commitment to broadband.

(LOGO)

Information on lines of business

Wireline telephony in Spain

At year-end the Telefonica Group's operating revenues in Spain amounted to
(Euro)10,272.1 million, up 0.5% on the previous year. Despite the scant growth of the market and the strict regulatory framework, the drive to develop the Internet and broadband business, which grew by 41.6%, enabled growth in terms of both revenues and in EBITDA. The revenues from the Group's traditional business, which represent 79% of the revenues of the operator, fell by 1.3%, due both to the loss in market share in the direct and indirect access area and to the impact of the price reductions as a result of the price cap. These two factors were partially offset by the rise in the BTS subscriber charge, enabling significant progress in redressing the rate imbalance.

The Telefonica de Espana Group's operating expenses increased by 2.9%, due mainly to the increase in procurement expenses as a result of the rise in wireline-wireline interconnection expenses, which was partly offset by the containment of commercial expenses and outsourcing. Telefonica de Espana's year-end headcount was down by 0.5% to 40,659, giving a productivity ratio of
511.7 lines/employee.

At year-end the Telefonica de Espana Group's EBITDA stood at 4,517.2 million, an increase of 0.2% with respect to 2001. There was a significant reduction in the allowance for bad debts due to the successful application of the control measures applied.

The estimated volume of minutes of usage sold totaled 144,204 million, an increase of 3.8%, due to the 20.5% increase in incoming traffic due mainly to the interconnection traffic of the wireline operators. Outgoing traffic totaled 97,171 million minutes, including most notably provincial and wireline-wireless traffic, which grew by 15.9% and 4.7%, respectively. Average consumption in terms of minutes per line and day totaled 22.24, an increase of 5.3% with respect to 2001.

Equivalent lines in service amounted to 20.8 million. Noteworthy was the strong performance of the Integrated Services Digital Network basic accesses, with year-on-year growth of 8.1%, and the ADSL service (growth of 154.7%) and the negative growth of the Basic Telephony Service (BTS) (-619,309 lines), a decrease of 3.9% with respect to the previous year.

In 2002 Telefonica de Espana continued to develop the Internet and broadband business and to focus on the deployment of ADSL. At year-end 606,417 of the 957,204 customers of this service in Spain were retail ADSL customers. In November the average maximum daily installations numbered 4,316 lines per day.

Wireline telephony in Latin America

Telefonica Latinoamerica's operating revenues amounted to (Euro)6,954.1 million at 2002 year-end, a year-on-year decrease of 31.4% caused by the negative impact of the exchange rates of the local currencies, in particular the Brazilian real and the Argentine peso. In constant terms, revenues grew by 0.6% due to the 11.4% increase in revenues at Telesp as a result of the 5.8% increase in average plant, the 8.3% rate increase in the local basket in July and the launch of new long-distance services. Conversely, TASA's revenues fell by 12.3% as a result of the economic situation in Argentina. The revenues of CTC and TdP also fell slightly, due mainly to the drop in their long-distance revenues and by the contraction of the market and the increase in competition, respectively.

Operating expenses rose by 3.0% in constant terms to (Euro)3,664.8 million. This rise is attributable to the increase in procurements, due mainly to the increase in interconnection (11.8% in constant terms) and outside services. Mention should be made of the fall in personnel expenses (9.7% in constant terms)

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due to the 15.6% reduction in the headcount (4,752 employees), partly due to the change in the method of consolidation of Sonda, which was accounted for by the equity method in 2002.

In addition, there was a decrease in the allowance for bad debts.

Telefonica Latinoamerica's EBITDA was (Euro)3,346.7 million at year-end, a decrease of 35.2% due to the impact of exchange rates. In constant terms the decrease would be 3.4%.

2002 was marked by uncertainty in the macroeconomic environment, despite which the businesses in Latin America were consolidated and the free cash flow /(2)/ generated increased as a result of the adaptation of corporate policy to the new market conditions, based on stringent cost containment and the harnessing of synergies between operators.

The number of lines managed directly fell slightly by 0.9% to (Euro)21.4 million attributable mainly to Telesp, the economic crisis in Argentina and the retirement of lines with bad debt problems at CTC. Telefonica continued to focus on ADSL Internet and broadband business which exceeded 450,000 customers at year-end, an increase of 85% with respect to the customer base in the previous year.

All the operators implemented labor force reduction plans in the year in order to adapt their headcounts to the new market situation. However, in Peru the Constitutional Court ordered TdP to re-hire certain of its employees initially affected by its labor force reduction plan, and the Argentine government froze the labor force reduction plan launched by TASA in view of the crisis.

Following the early fulfillment of targets in September 2001, Telesp started providing lnternational Long-Distance services in May and inter-state Domestic Long-Distance services in June in Sao Paulo.

Despite the delay in the launch of these services, the company amply exceeded projections and ended the year with shares of 83% of the intrastate Domestic Long-Distance market, 36% of the interstate Domestic Long-Distance market and 32% of the lnternational Long-Distance market. Notable also was the expansion of broadband, as a result of which the company increased its customer base by 68% to over 330,000. Financial expenses decreased as a result of the fall in interest rates despite the growth in average debt due to the substantial investments made in 2001.

Due to the economic situation in Argentina, TASA was obliged to adopt strict cost control measures as well as measures to manage bad debts (launch of new products, debt financing plans, etc.) which partially offset the negative effect of the fall in demand and the facts that rates were not revised. Noteworthy in this connection was the maintenance of a stable level of EBITDA in the second half of the year, accompanied by a reduction in operating expenses, thereby offsetting the effect on these expenses of the dollarization and inflation. TASA's accounts were negatively impacted by the devaluation of the peso, which generated negative exchange differences and led to higher financial expenses.

In September CTC sold a 25% holding in Sonda, bringing its total holding to 35% and, accordingly, this company is now accounted for by the equity method. A strike in July, by approximately 70% of the labor force, had an adverse impact on sales and this, compounded by the sluggishness of the long-distance market (particularly the domestic market), led to a slight fall in revenues in the year. In addition, in the last months of the year CTC focused on eliminating lines with bad debt problems which did not generate revenues. With regard to expenditure, strict control of investments in property,

/(2)/ Free Cash-Flow: EBITDA - Property, Plant and Equipment and Intangible Assets - Financial Income without Monetary Correction - Corporate Income Tax

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plant and equipment and intangible assets made it possible to increase the cash flow level (with the exception of Sonda) with respect to the previous year.

Telefonica del Peru consolidated its leadership in the local market by increasing the number of wireline telephony lines by 5.4%. Its growth was based on public telephony and by prepaid and consumption control products, which represent 36% of the plant and cover the needs of the less affluent sectors of the population, and also reduce bad debts. However, there was a significant reduction in the long-distance business following the commencement in April of the call preselection system through any operator. Cash flow was sufficient to reduce the financial debt, and this, combined with the lower interest rates, had a positive impact on the operator's earnings.

Cellular telephony

The Telefonica Group's wireless telephony business reported operating revenues of (Euro)9,449.3 million, up 8.2% on the previous year. Spain's contribution accounted for 72% and Latin America's for 28% of this amount, a decrease with respect to the previous year due to the impact in the year of the devaluation of the Argentine peso and the decline in value of the Brazilian real.

Operating expenses amounted to (Euro)5,600.3 million, up 6.7% on 2001, due mainly to the increase in procurements and personnel expenses. The growth in procurements was due largely to the entry into force of the New Centralized Model for Handset Sales launched in December 2001 and to the changes in the consolidated group following the acquisition of the Mexican operators and Pegaso and the full consolidation of Teleleste.

EBITDA increased by 12% from (Euro)3,418 million in 2001 to (Euro)3,830 million in 2002. EBITDA as a percentage of operating revenues increased to 40.5% in 2002 compared with 39.2% in 2001. Operations in Spain represent 91% of the EBITDA from the wireless business in 2002, up 24% on the previous year. The EBITDA from the operations in Latin America accounted for 18% in 2002. Without the impact of exchange rates, Latin America would have contributed 23% of consolidated EBITDA in 2002.

The following matters deserve to be highlighted in the area of international expansion:

..    Redefinition of the short- and medium-term objectives of Telefonica Moviles in Europe in view of the delay in the availability of UMTS technology and the need to re-assess the business model bearing in mind the situation of the market in Germany, Italy, Austria and Switzerland, where the company had been awarded third-generation licenses. Consequently, Telefonica
     Moviles reviewed the value of the assets in its balance sheet and recorded significant extraordinary provisions in the year to write down assets in the aforementioned countries and to cover restructuring expenses.

..    The formation by Telefonica Moviles and Portugal Telecom of Brasilcel, a
     joint venture 50% owned by each company, which groups together the two groups' wireless telephony assets in Brazil. The new company was launched in December 2002 with a customer base of 13.74 million.

..    Subsequently, in 2003, Brasilcel entered into an agreement with the
     Brazilian company Fixcel to acquire a controlling interest in Tele Centro Oeste (TCO), a Brazilian wireless telephony operator. Estimates at the end of 2002 indicate that the joint venture will consolidate its leadership position and competitive capacity in the Brazilian market, and will have over 16.8 million customers and a market share of over 50%. The resulting entity will have 11 million customers more than the second largest operator in Brazil.

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..    The acquisition of a 65% holding in the Mexican wireless telephony operator
     Pegaso PCS. The subsequent merger of the four Telefonica Moviles operators in northern Mexico with Pegaso PCS resulted in a new combined entity owned 92% by Telefonica Moviles and 8% by Pegaso. Thanks to this transaction Telefonica Moviles has reinforced its position in the second largest Latin American market and holds nationwide licenses in a country of over 100 million inhabitants and high growth potential given the fact that only 20% of the population currently have access to wireless telephony.

In operating terms, at year-end the group had 41.4 million customers (including those of the joint venture with Portugal Telecom), compared with 29.8 million at 2001 year-end. It should also be pointed out that in 2002 Pegaso's customer base was included in that of the Telefonica Moviles Group.

Telefonica Moviles maintained a strong competitive position in all the regions in which it operates, despite the growing competition, as a result of the customer loyalty-building policies implemented by the various operators. Noteworthy in this connection was the positive trend in Telefonica Moviles Espana's market share, which remained stable with respect to the preceding year, making it a point of reference for the operators established in the various European markets.

Telefonica Moviles Espana further confirmed its determination to spearhead technological innovation by launching the Multimedia Paging service in Spain, which can be used to send color photos and combined voice, sound and text messages. In this connection, in 2002 TME deployed its UMTS network in 21 Spanish cities and entered into numerous agreements with leading companies in the industry (suppliers, technology partners and content providers).

Mention should be made of the growing use of data services at all the Group's operators. In this connection, the performance of the Spanish operator merits particular attention, with over 6.6 million e-motion users and 8,400 million short messages in 2002 (up 35% on the previous year).

Data

The Telefonica Data Group's operating revenues amounted to 1,731.4 million in 2002, down 6.4% on the previous year. Revenues were adversely affected mainly by Latin American exchange rates and changes in the consolidated group due to the exclusion of ETI, Atlanet and Uruguay. Had exchange rates remained constant, revenues would have grown by 5.5% due to the strong performance of the Spanish subsidiary and the expansion of the business in Brazil.

Operating expenses fell by 15.6% due to cost containment and the efficiency drive implemented in 2002, due mainly to the decrease in procurements, the renegotiation with the wireline telephony operators as a result of which circuit costs were reduced, and the drop in outside service expenses.

Thanks to the drive to enhance profitability, the Group's EBITDA amounted to
(Euro)169.9 million compared with (Euro)23.6 million in 2001. The EBITDA /(3)/ margin (9.8%) represented an increase of 8.5 percentage points with respect to the same figure in the previous year. This improvement was due mainly to the positive results obtained in Spain, Brazil and Argentina as a result of the cost containment policies implemented, and to the lower losses of T.DataCorp thanks to the greater efficiency of the International Network and the containment of the holding company's expenses.

As mentioned earlier, in 2002 the Telefonica Data Group placed special emphases on enhancing the

/(3)/ EBITDA margin: % (EBITDA / Operating Revenues)

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efficiency and profitability of its operations.

Along these lines, the Telefonica Data Group's presence in countries in which the scale achieved was not sufficient to achieve a return on future investments was reviewed. Accordingly, in mid-2002 ETI (the subsidiary in Austria) was sold, while the sale of Data Uruguay was concluded at the end of the year. In July 2002 Atlanet (the subsidiary in Italy) was accounted for by the equity method.

Also as part of this profitability strategy, several of the Group subsidiaries were reorganized. In the U.S., the business was refocused on marketing the services of the Data Internet Center in Miami. In Mexico the Group focused on seeking synergies with other Group lines and identifying joint commercial actions with the U.S.

Following the acquisition of MediaWays at the beginning of 2001, HighwayOne was acquired in order to boost the Group's presence in the German data market, thereby supplementing the strategy based on the development of broadband and the provision of integral communications solutions using IP Network for companies. At the end of 2001 the two companies were merged to form Telefonica Deutschland, which is the second largest ISP in Germany after Deutsche Telekom.

In order to enhance operating efficiency, mechanisms were introduced to ensure a more rational use of resources to increase returns and reduce cash requirements. These measures include most notably the reorganization of the investment control process, the retirement of network assets and the postponement of projects which are less high-priority.

In order to lay the groundwork for a future growth in revenues, the Group's business capacity was reinforced in terms of the higher value added services offered by it, based on broadband and the DataCenter services (the eBA concept). The Group also enhanced customer services by creating new posts such as Service Managers, who provide pre-sale and after-sale technical support.

Media and content

2002 saw the reorganization of the Telefonica Group's Media business. On May 30, 2002, the Board of Directors of the Admira Group decided to spin this group off into two separate business lines: a media division, "Corporacion Admira Media", and a division grouping together all the group's investments in content and pay TV, "Telefonica de Contenidos".

Corporacion Admira Media groups together the investments in Antena 3, which owns all the shares of Onda Cero, the Atco group in Argentina (Telefe y Radio Continental) and the holding in the Pearson Group. The holdings owned by Telefonica de Contenidos include most notably Endemol and Via Digital in addition to the other assets of the former Admira. At 2002 year-end the spin-off had not been formally completed and, accordingly, the results of the two divisions were published jointly.

The consolidated revenues of the Admira Group (Corporacion Admira Media + Telefonica de Contenidos) in 2002 stood at (Euro)1.076,2 million, 23.3% down on the previous year. This fall in revenues was mainly at ATCO, due to the effect of the crisis in Argentina and the devaluation of the peso. Other contributing factors were Onda Cero, which in 2002 was accounted for by the equity method, and Endemol due to the crisis in its traditional European markets.

The Admira Group obtained consolidated EBITDA of (Euro)114.5 million, down 24.9% on 2001, although the consolidated EBITDA margin remained unchanged at 11%.

Key events in the year included the sale of Azul Television (the third free to air Argentine television network) to the HFS Group, which took place in mid-2002. This sale was made in order to comply

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with Argentine legislation, which bars any one corporate group from owning stakes in more than one television network, and under which the Telefonica Group had until December 31, 2002, to dispose of one of the two networks owned by it in Argentina.

May 2002 saw the announcement of Telefonica's agreement with Sogecable for the merger of their digital platforms, Canal Satelite Digital and Via Digital. The transaction will be implemented through a capital increase at Sogecable, to be subscribed by the present stockholders of Via Digital, and the contribution of Via Digital to Sogecable. Also envisaged is the acquisition by Sogecable of the Admira Group's 40% holding in AVS, which holds the audivisual rights on soccer in Spain. This merger forms part of the pay-TV concentration process in other neighboring countries.

On November 29, 2002, the Spanish Government approved the merger subject to compliance with 24 general conditions and 14 conditions relating to exploitation of soccer rights. On January 29, 2003, Sogecable and Telefonica decided to go ahead with the merger. However, an appeal was filed with the Supreme Court requesting the annulment of some of these conditions. Under the final agreement, Telefonica may have a higher stake in the capital than the other two major stockholders, the Prisa Group and Groupe Canal +, which will own holdings of 16.38% each once the transaction has been completed. However, Telefonica will waive its voting rights in relation to the portion of its holding that exceeds the individual percentage of ownership of each of the other two stockholders.

In September 2002 the Admira Group's holdings in Uniprex (Onda Cero Radio) and Radio Voz were sold to Antena 3 de Television, effective January 1, 2003. On January 7, 2003, the Telefonica Group exercised its purchase option on an additional 11.72% of the capital stock of Antena 3 owned by Banco Santander Central Hispano.

It should be noticed that in 2002 business in Argentina was affected by the economic recession and the devaluation of the peso, which negatively impacted sales and the results contributed to the consolidated financial statements.

It should also be pointed out that the advertising market continues to be sluggish and is highly sensitive to the general slowdown of economic growth registered in the year. This factor influenced first the free to air television and radio business and, subsequently, the audiovisual content production business, due to the effect on the free to air television and radio business of the reduction of revenues from their main source.

Internet

In 2002 Terra Lycos obtained (Euro)600 million of operating revenues, of which over half related to the media business and the remainder to the access business.

The year posed the biggest challenge yet for the Terra Lycos Group in terms of maintaining the position achieved in previous years as one of the world's leading Internet companies. This was due mainly to the negative macroeconomic situation in the countries in which the company operated in the year, compounded by the worsening in the crisis of online advertising and the Internet market. However, thanks to the cost containment drive negative EBITDA of (Euro)141.7 million was obtained, an improvement of 45% with respect to 2001.

At 2002 year-end the Terra Lycos had over 4.1 million Internet access customers (4.7% fewer than in 2001 due to the drop in dial-up customers and in free access customers following the discontinuation of the service in Brazil in 2001 and in Mexico in 2002), of which 69% related to Spain and 21% to Brazil. If new pay access and media services, OBP (Open, Basic, Premium) and CSP

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(Communication Service Provider) are included, Terra has 5.9 million customers
(29% of customers relate to these services, generating 13% of total revenues).

The Terra Lycos Group is present in 42 countries following the divestments in the year from Lycos Korea and Lycos Japan.

Noteworthy at the organizational level was the creation of a new business unit, Global Operations, which groups together under the responsibility of a single person the functions that were already global and includes the units involved in the conception, development and production of platforms, products and services.

With profitability as its prime objetive, Terra Lycos' key strategy is the shift away from free value added services and products towards a differentiated and quality range of products enabling it to charge its customers for services and content through the implementation of the OBP model and the CSP communication strategy aimed at providing users, no matter where they are located and what equipment they use, with better services offering enhanced communications.

Also, within the access business area, in 2002 Terra Lycos once again maintained its firm commitment to broadband, on which it first focused in 2001, centered mainly on ADSL in Latin America and Spain. The Group ended the year with over 375,000 ADSL customers in Spain and Latin America, 62% more than at 2001 year-end.

In the media business, Terra Lycos concentrated on the provision of integral marketing services which, together with the sale of online advertising, allows it to strengthen its relationship with customers and to harness the full potential of the company's sales force while enabling advertisers to access a highly segmented audience and to exploit the Internet to the full as an advertising medium.

In this connection, a salient feature was the implementation of the CheckM8 media technology to enable higher-impact advertising, and the acquisition in October 2002 of GetRelevant, an online provider of direct marketing services which signifies the addition of a powerful product package to Terra Lycos' range of services. Another significant development was the creation of Lycos Enterprise Services in May 2002, which extended the Terra Group's business activities to new business sectors or units to which it can now offer resources for hosting, navigation and functionalities for commercial websites.

Also, in 2002 Terra Lycos entered into important strategic and commercial alliances, notably with Foxsports (an alliance for the joint creation of a sports channel), MovieTickets (an agreement for the creation of a ticket reservation web page) and the BBVA Group (to launch a secure e-commerce system on the Internet).

Directories

Sustained growth in all business areas, combined with the sound position of TPI Espana, enabled significantly higher earnings to be achieved in this area in 2002.

Publishing products continue to represent the company's main source of revenue; however, the highest percentage growth corresponded to products relating to new technologies, even though these still represent a small percentage of total revenues. Operating revenues fell by 11.2% with respect to the previous year's pro forma revenues (including those of Telinver, the Group's telephone directory subsidiary in Argentina), due to the impact on earnings in Brazil of the loss of the contract with the publishing house Listel and the publication of a reduced edition of Telesp's "LTOG" telephone

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directories rather than the full edition published in 2001) and in Argentina of the economic situation and the exchange rate.

Thanks to the cost containment policy implemented, 2002 EBITDA was (Euro)150.9 million, representing growth of 19.6%. Spain contributed 89% of the Group's EBITDA and the remainder came from the Latin American companies.

TPI's straegy is based on three large areas of action aimed at meeting customer requirements while maximizing the creation of value for stockholders.

- The consolidation of Publicidad e Informacion as a global group. In 2002 the company reinforced its position in the Spanish- and Portuguese-speaking telephone directory markets, increasing its market share in the mature market in Spain, cutting down on the investment in advertising and strengthening its presence in the Brazilian market. Also, in line with the strategy of grouping together the Group's businesses by business line first implemented in 2001, Telefonica Publicidad e Informacion Peru, S.A.C (initially part of Telefonica del Peru) was included in the TPI Group's consolidated financial statements in 2002.

- Diversification of revenue sources. While continuing to focus on the company's main business, TPI is devoting significant material and human resources to the development of new revenue sources, such as the launch of pocket telephone directories in Spain, the marketing of MMS advertising or the use of multimedia proximity searching.

- Increased profitability. The continued drive to rationalize expenses and maximize returns constitutes one of the main pillars of management and enables synergies to be harnessed, for example through joint purchasing of services and supplies, the implementation of new developments and the transfer of best practices between Group companies.

Call centers

At 2002 year-end the Atento Group's operating revenues stood at (Euro)571.1 million, a reduction of 11% with respect to 2001, due mainly to exchange rate trends. Spain and Brazil continued to account for the highest proportion of revenues. The percentage contribution of non-Group customers to total revenues continued to increase, as did diversification in different industries, with the consumption, financial and government sectors accounting for a higher proportion of revenues with respect to the previous year.

Atento continued to focus on providing higher value added services, combining these with automation and delocation of services as an alternative for increasing margins.

The Atento Group's operating expenses fell by 12.6% due mainly to the control of operating costs and overheads.

The Atento Group's EBITDA stood at (Euro)54.3 million at year-end, representing growth of 1% with respect to 2001, principally due to the improved profit margins in Mexico, Morocco and Venezuela and the control of operating costs and overheads during the year.

Atento carries on its business activity through contact centers and multichannel platforms (telephone, fax, Internet), offering its customers a broad range of services from customer service, sales and collection management to more sophisticated products such as the design, implementation and monitoring of loyalty-building, research and market/customer segmentation programs.

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Atento provides services to over 500 companies which, apart from the Telefonica
Group, include multinationals and corporations mainly in the financial services, telecommunications, consumption and government sectors.

In 2002 the company continued to consolidate its presence as a leading contact center service provider for the Spanish- and Portuguese-speaking markets. Atento has achieved its objectives through a management policy aimed at the development of long-term strategic relationships with the leading customers in each industry, at operating excellence geared to achieving best practices in the industry and at cost reduction.

At year-end Atento had a network of over 50 call centers with over 27,000 positions.

Capacity

Emergia, which is part of Telefonica International Wholesale Services (TIWS), offers city-to-city, door-to-door connectivity in Latin America and Europe and from Latin America to the U.S. and Europe through its fiber optic network.

This business unit, which also comprises the international units of Telefonica DataCorp, Telefonica de Espana, Telesp, Telefonica de Argentina, Telefonica del Peru and CTC Mundo, was created with the aim of becoming a leading wholesale operator in the world.

TWS's drive to coordinate the Group's wholesale businesses in 2002 led to an increase in its volume of business with operators, enhanced operating efficiency due to the rationalization of assets and a reduction in investments and cash outflows due to the exchange of products and services with customers and/or competitors.

Following the completion in 2001 of the installation of the 25,000 km fiber optic land and underwater ring, Emergia has positioned itself as the only operator in Latin America with a fully operational high-speed fiber optic network.

In 2002 Emergia managed to position itself in the market as a stable and solvent broadband provider in a difficult competitive environment, strengthening its commercial links with a growing customer base and providing the Telefonica Group with an international broadband infrastructure at extremely competitive prices.

Earnings

Consolidated loss

When analyzing the year-on-year variations, it should be noted that they are affected by the changes in the scope of consolidation the most significant of which were as follows: the inclusion in 2001 of the Mexican wireless operators, and in 2002 the inclusion of Teleleste (for the whole year) and Pegaso (from September 2002) and the exclusion of Onda Cero (from January 2002), Sonda (from September 2002) and Atlanet (from July 2002), which were accounted for by the equity method.

Operating revenues fell by 8.5%, mainly due to the negative impact of exchange rates. However, there was a substantial cost control drive in the year in the face of the poor performance of revenues. Disregarding the exchange rate effect, operating expenses grew by 4.9% (compared with a 9% fall in real terms) and revenues rose by 6.1%, giving rise to a 6.2% increase in EBITDA (compared with a fall of 8.4% in real terms).

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Also noteworthy in the year was the cutback in investment in the various business lines by 53.4% with respect to 2001.

The performance of the aggregates with the greatest bearing on consolidated results for the year is summarized as follows:

Operating revenues amounted to (Euro)28,411.3 million in 2002, down 8.5% on 2001, due mainly to the adverse effect on Telefonica Latinoamerica of exchange rates and the economic situation in Latin America. The Group's wireless telephony business made the biggest contribution to growth, followed by Telefonica de Espana, while revenues from the other business lines were down on the previous year. Disregarding the adverse effect of excharge rates, the Group's revenues grew by 6.1%.

There was a year-on-year drop of 9% in operating expenses, due to the containment of these expenses in all the business lines and to the evolution of exchange rates. Noteworthy was the increase in expenses at Telefonica Moviles and Telefonica de Espana in line with their revenues growth. Disregarding the exchange rate effect, there was a 4.9% increase in expenses.

The depreciation and amortization expense fell by 9.2% in 2002, as compared with the 5.9% increase in 2001, due to the impact of exchange rates and the drop in the volume of investment in the year.

The losses of associated companies increased as a result of the losses incurred by the companies in which the Telefonica Moviles ((Euro)159.5 million), Telefonica Contenidos ((Euro)191.3 million) and Terra Lycos ((Euro)148.9 million) Groups have minority holdings.

Amortization of consolidation goodwill decreased by 21% to (Euro)667.5 million, due to the extension of the period of amortization of the goodwill relating to Terra Lycos to ten years and to the write-down of the goodwill relating to Mediaways in 2001 and mid-2002.

The extraordinary expenses related mainly to the write-down of the UMTS businesses in Europe (Moviles and Data) and the other write-downs made by the Group in the year (Terra, Mediaways, Iobox, etc.).

The Telefonica Group reported a consolidated net loss for the year of
(Euro)5,576.8 million, as compared with the consolidated net income of
(Euro)2,106.8 million obtained in 2001.

Revenues

Operating revenues amounted to (Euro)29,236.7 million in 2002, down 8.8% on the previous year.

Revenues from operations, which represented over 97% of the total and amounted to (Euro)28,411.3 million, decreased by 8.5%, while capitalized in-house work on fixed assets decreased due to the cutback in investment and other operating revenues (which were marginal) rose by 16.8%.

The main contributions to consolidated revenues were made by the Telefonica de Espana Group (33%), the wireless line of business (28%) and Telefonica Latinoamerica (24%).

Telefonica de Espana's operating revenues remained steady with respect to 2001 at (Euro)9,831.9 million. If Telefonica de Espana's subsidiaries are taken into account, the operating revenues amount to (Euro)10,272.1 million, a year-on-year increase of 0.5%, due to the strong performance of Telyco as a result of the growth of its business activity in the wireless market and the development of its subsidiary Telyco Maroc.

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The operating revenues of the wireless business amounted to (Euro)9,449.3 million, up 8.2% with respect to those reflected in the 2001 pro forma consolidated financial statements.

The operating revenues of the Spanish wireless operator amounted to (Euro)6,770 million, up 18% on 2001. Despite rising competition, Telefonica Moviles Espana remains the market leader with an estimated market share of 55%, and in 2002 it accounted for more than 40% of the net market growth in customer numbers.

As of December 31, 2002, the financial statements of Pegaso PCS were included effective September 10.

Turning to the Latin American wireless operators, consolidated operating revenues amounted to (Euro)6,954.1, a decrease of 31.4% with respect to 2001. This decrease was attributable to the devaluation of all the currencies, in particular the Argentine peso and Brazilian real, since in constant terms revenues grew by 0.6%.

Telesp made the largest contribution to revenues in 2002, accounting for 53% of the total as compared with 44% in 2001. The Brazilian operator ended the year with an increase in revenues of 11.4% in local currency, reporting revenues of
(Euro)12.5 million from lines in service (0.9% down on the previous year) with a slight fall in the segments yielding lower revenues. Telefonica de Argentina's revenues fell by 12.3% in local currency, and its plant in service fell by 3% to
4.4 million lines, due to the economic recession. The Chilean wireline operator ended the year with a drop in revenues of 1.1% in local currency and 2.7 million lines in service, representing a decrease of 1.3%, due to the retirement of lines with bad debt problems that were not generating revenues for the company. The Peruvian operator reported a 0.2% fall in revenues in local currency, but its plant in service rose by 5.4% to 1.8 million lines, with a steady increase in the relative weight of prepaid lines.

The Telefonica Data Group's operating revenues fell by 6.4% in 2002 to
(Euro)1,731.4 million, impacted mainly by exchange rates in Latin America and the changes in the scope of consolidation.

Expenses

Operating expenses, including procurements, outside services, personnel expenses and taxes other than income tax, amounted to (Euro)16,773.3 million, a year-on-year decrease of 7.6%. This decrease was principally due to exchange rate trends. Disregarding this effect, expenses rose by 5.7%.

The wireless telephony business, Telefonica de Espana and Telefonica Latinoamerica are, in that order, the lines of business which account for the greatest relative amount of the Group's expenses, representing 72% of the total expenses.

There was an across-the-board reduction in expenses with respect to 2001 due to cost containment measures and the increase in operating efficiency at the Group companies and to exchange rates. The only two lines with an increase in expenses with respect to the previous year were the wireless telephony business and Telefonica de Espana, although the increases were in line with their revenue growth.

The increase in the expenses of the wireless telephony business was partially due to the New Centralized Model for Handset Sales and by the changes in the scope of consolidation following the acquisition of the Mexican operators and Pegaso and the full consolidation of Teleleste.

The increase in Telefonica de Espana's expenses was mainly attributable to the increase in interconnection and personnel expenses.

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Operating expenses continue to comprise mainly interconnection expenses, particularly at the wireline operators, commercial and marketing expenses relating to wireless telephony customer loyalty-building policies and personnel expenses.

The growth in Telefonica de Espana's interconnection expenses was due to the increase in wireline-wireline traffic associated with the traffic to intelligent networks of other operators. Notable among the Latin American wireline operators, disregarding the exchange rate effect, was Telesp, whose interconnection expenses increased due to the increase in average plant in service (which led to a higher volume of traffic), the increase in the interconnection rates imposed by Anatel in February 2002 and the launch of the new Interstate Long-Distance and International Long-Distance businesses.

The commercial and marketing expenses of the wireless operators were down on 2001 due to the across-the-board policy of cost containment and, in particular, to Telefonica Moviles Espana's strategy of giving priority to loyalty-building rather than capturing new customers.

The Group's personnel expenses fell by 11.1% with respect to the previous year. As of December 31, 2002, the Telefonica Group had 152,845 employees, 5.4% fewer than at 2001 year-end. Atento, Telefonica de Espana and Telefonica Latinoamerica had the most employees.

2002 saw various restructuring processes and labor force reduction plans, chiefly affecting Telefonica Latinoamerica and the wireless telephony business. In Telefonica Latinoamerica, the restructuring plans were mainly prompted by the difficult economic situation in the region, while in the wireless telephony business the chief cause was the freezing of the business activities of the European operators, the adaptation of the labor forces of the Brazilian operators to the structure of the joint venture and the restructuring of the business in Mexico.

The other operating expenses include most notably the provision for bad debts, which decreased significantly in 2002 due to the greater control of bad debts in both Spain and Latin America. At Telefonica de Espana the decrease was affected by the higher provisions recorded in 2001 by public telephony companies, while in Latin America it was due to the improved quality of the customer roster and to the control measures implemented to reduce bad debts relating to prepaid products and consumption control.

EBITDA and EBITDA margin

In 2002 EBITDA amounted to (Euro)11,724.2 million, a decrease of 8.4%, as compared with the growth of 7.4% in the previous year, due mainly to the impact of exchange rates. Disregarding the exchange rate effect, Ebitda increased by 6.2%.

There was a growth in EBITDA at Telefonica Moviles, Telefonica de Espana, Telefonica Data, Telefonica Publicidad e Informacion and Atento and a reduction in losses at Terra Lycos, Emergia and Katalyx, which however did not offset the negative impact of the performance of Latinoamerica due to the adverse effect of exchange rates, and of Admira Media.

The EBITDA margin was 41.3% in 2002, 0.1 percentage points higher than in 2001. The year-on-year fall in the margin of the Latin American wireline business and at Telefonica de Espana and Admira Media was offset by the growth in the other businesses.

The Group's operating income, which stood at (Euro)5,031.8 million, was down 7.3% on the 2001 year-end figure. However, this decrease is less than the decrease in EBITDA due to the reduction in the depreciation and amortization expense, which fell by 9.2% compared with the increase of 5.9% in the previous year, due mainly to exchange rate charges.

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Investment activity

In 2002 the Telefonica Group recorded intangible asset and property, plant and equipment additions of (Euro)3,926.2 million, 53.4% less than in 2001. This decrease was mainly due to the investment rationalization and containment drive implemented in all the lines in 2002. Mention should be made of the significant fall in the investments of Telefonica Latinoamerica thanks to the drive in Brazil in 2001 aimed at meeting targets. The fall is also affected by the severe depreciation of all the Latin American currencies, particularly the Brazilian real and the Argentine peso.

In 2002 Telefonica de Espana continued to refocus its investments on shifting the company towards broadband and new businesses without overlooking the needs of the traditional business.

Investment in wireless telephony was down by 50.7%, due principally to the freezing of the business activities in July 2002 of the European companies as a result of the delay in the implementation of UMTS technology and the fall in investments in Spain and Latin America.

In 2002 and 2001 substantial investments were made in the construction of SAM-1, Emergia's fiber optic ring interconnecting the main Latin American cities.

Investments in property, plant and equipment totaled (Euro)2,819.65 million in 2002, down 58.4% from 2001, due to the across-the-board curtailment of investments by Group companies.

Investments in intangible assets totaled (Euro)1,106,6 million in 2002, a drop of 32.9% with respect to 2001.

Long-term investments fell by 26% to (Euro)921.5 million, due to the reduction in the acquisition of holdings in associated companies and other shareholdings.

R&D

In 2002 Telefonica Group continued to be firmly commited to its research and development policy as the main pillar with which to achieve a competitive edge and foster technological innovation. Many of these activities were channeled through the international research and development center Telefonica I+D, a benchmark innovative company which made an important contribution in 2002 by developing the strategies defined by the Telefonica Group's business lines.

The projects undertaken by the Telefonica Group in 2002 focused on profitable innovation, process efficiency, the creation of new sources of revenues, customer satisfaction, geographical expansion and technological leadership. The R&D activities, in particular, were incorporated into Telefonica's strategy aimed at creating value through broadband communications and services and IP networks.

At the same time, projects were carried out to promote the Information Society and new services were prepared which will use the UMTS capacities and the capacities of the new wireless handsets. Work was also carried out to ensure early identification of the emerging technologies which may have an important impact on Telefonica's business lines, and these technologies were tried out with new services, applications and platform prototypes.

R&D activities made an important contribution to the Telefonica Group's intellectual property portfolio and, consequently, to the reduction of the technological deficit in Spain.

Research and development expenses capitalized due to their future contribution to Group income amounted to (Euro)94.4 million in 2002, as compared with
(Euro)170,8 million in 2001.

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Other salient matters

In July Telefonica Moviles and NTT DoCoMo announced an agreement for the launch in Spain of i-mode, the world's most popular wireless Internet service, in the first half of 2003. The two companies have entered into a license agreement under which NTT DoCoMo will make available to Telefonica Moviles Espana the necessary patents, know-how and technology to offer the i-mode service through its GPRS network. In addition, together they will forge a technological and business alliance encompassing all areas of wireless communications.

Financial earnings

Net financial expenses totaled (Euro)2,221.6 million in 2001, (Euro)528.8 million of which were due to the impact of the devaluation of the Argentine peso. Without this effect, financial earnings for 2002 amounted to (Euro)1,692.8 million, 9% down on the comparable figures for 2001 (1,862.3 million). This decrease was due mainly to the reduction in average net indebtedness and in the average cost thereof.

In 2002 the Group's net indebtedness (4) fell by 12% with respect to 2001 thanks to the cash flows generated and the strengthening of the euro with respect to the dollar and the Latin American currencies. This reduction was achieved despite the inclusion of new companies in consolidation in 2002 as a result of the investments made in the year.

Financing

The Telefonica Group's net debt decreased by (Euro)6,408.5 million from
(Euro)28,941.6 million at 2001 year-end to (Euro)22,533.1 million at the end of 2002. This reduction was attributable to the operating cash flow of (Euro)4,546 million generated by the Group, the (Euro)3,044 million decrease in the value of the non-euro debt due to the appreciaton of the euro against the U.S. dollar and the Latin American currencies and the preferred share issue launched in December 2002 amounting to (Euro)2,000 million. This debt reduction was offset by the financial investments of (Euro)1,564 million made in the period and by the
(Euro)1,618 million increase in debt due to the variations in the scope of consolidation and other circumstances.

The principal financing transactions in 2002 were as follows:

On February 13, 2002, the first capital increase with a charge to unrestricted reserves authorized by Telefonica's Stockholders' Meeting on June 15, 2001, was carried out. Capital was increased by (Euro)93,438,317 through the issuance of 93,438,317 new shares, which were assigned to the Company's stockholders at a ratio of one new share for every 50 shares held by them.

On April 12, 2002, the second capital increase with a charge to unrestricted reserves authorized by Telefonica's Stockholders' Meeting on June 15, 2001, was carried out. Capital was increased by (Euro)95,307,084 through the issuance of 95,307,084 new shares, which were assigned to the Company's stockholders at a ratio of one new share for every 50 shares held by them.

On April 12, 2002, Teleonica's Stockholders' Meeting resolved to carry out three capital increases, two with a charge to unrestricted reserves to remunerate stockholders and the third to cater for the compensation scheme tied to the market value of Telefonica, S.A. shares targeted at Endemol Group employees (on December 18, 2002, the Board of Directors of Telefonica, pursuant to the powers

/(4)/ Net Debt: Long-Term Debt (excluding accounts payable to minority interests) + Debentures, Bonds and Other Marketable Debt Securities and Payables to Credit Institutions - Short-Term and Long-Term Investments - Cash.

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granted to it, ultimately decided to not implement the last of these resolutions, and opted for a different means of covering the stock options).

On April 19, 2002, Telefonica Europe BV issued (underwritten by Telefonica S.A.) a structured bond under the EMTN program for (Euro)50 million. This bond matures on April 19, 2005, and bears interest tied to Euribor plus a spread of 40 basis points.

On June 18, 2002, Telefonica Europe BV issued (underwritten by
Telefonica S.A.) a bond under the EMTN program with a face value of (Euro)80 million. This bond matures on June 18, 2004, and bears interest tied to EONIA plus a spread of 0.30%.

On April 11, 2001, Telefonica Europe BV issued (underwritten by Telefonica S.A.) a bond under the EMTN program with a face value of (Euro)100 million, issued at a discount at an annual discount rate of 4.0807% and maturing on April 11, 2003.

Lastly, on December 30, 2002, Telefonica Finance USA LLC, a wholly-owned subisidary of Telefonica Europe B.V., issued preferred shares totaling
(Euro)2,000 million (underwritten by Telefonica S.A.). This amount was lent in full to Telefonica Europe B.V. through a ten-year loan.

Rating agencies

On December 2, 2002, the rating agency Moody's reduced Telefonica's credit rating to A3, with a stable outlook, and on August 9, 2002, the rating agency Fitch-IBCA reduced Telefonica's credit rating from A+ to A, with a stable outlook.

Lastly, on February 5, 2002, the rating agency Standard & Poors confirmed Telefonica's credit rating as A, with a stable outlook.

Events subsequent to December 31, 2002

Note 23 to the financial statements describes the salient events which have occurred since December 31, 2002. The most significant are as follows:

Capital increase in progress with a charge to reserves

February 2003 saw the first of the Company's two capital increases with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, which the Board of Directors resolved to carry out at its Meeting on December 18, 2002.

The capital increase was carried out through the issuance of 97,213,225 new common shares of the Company of (Euro)1 par value each, thereby increasing the capital stock by (Euro)97,213,225 to (Euro)4,957,874.511. These new shares were assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The deed of capital increase was executed on February 12, 2003, and registered at the Mercantile Registry on February 18, 2002.

Also, on February 12, 2003, the Standing Committee of the Board of Directors of Telefonica, S.A., making use of the powers granted to it by the Board of Directors on January 29, 2003, resolved to carry out the second capital increase with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, through the issuance of 99,157,490 new common shares of the Company, of the same series and carrying the same rights as the outstanding shares, of (Euro)1 par

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value each, which will be assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The period for the assignment free of charge of the shares relating to the second capital increase is scheduled to commence in the second half of March 2003, and the new shares will foreseeably be admitted to official listing in mid-April 2003.

Merger of Via Digital with Sogecable

On May 8, 2002, Sogecable S.A. and Telefonica S.A. (the latter through its subsidiary Telefonica de Contenidos S.A. - Sole-Stockholder Company) entered into an agreement relating to the merger of DTS Distribuidora de Television Digital, S.A. (Via Digital) with Sogecable.

The transaction was ratified by the Board of Directors of Telefonica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. in May 2002, subject to the authorization of the relevant public authorities, which was granted on November 29, 2002, through the adoption by the Council of Ministers of certain resolutions authorizing the merger provided that certain conditions were met.

On January 29, 2003, Sogecable S.A., Telefonica, S.A. and Telefonica de Contenidos S.A. (Sole-Stockholder Company) entered into an agreement whereby they deemed the contract terms established for the merger of Sogecable and Via Digital to have been fully met. Also, Telefonica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. agreed on the related detailed action plans and deadlines for the instrumentation of the conditions imposed by the Government in the aforementioned Council of Ministers resolutions. Through these plans, Telefonica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. accepted the conditions established by the Government; however, they filed appeals for judicial review against certain of the conditions (obligation to distribute channels, joint marketing of commercial packages, price caps and prohibition of strategic alliances).

The terms under which the transaction will be carried out in accordance with the agreements dated May 8, 2002 and January 29, 2003, are as follows:

- The transaction will be carried out through a capital increase at Sogecable, S.A. targeted at the stockholders of Via Digital, who will be able to contribute their Via Digital shares.

- If all the shareholders of Via Digital subscribe to the capital increase, the percentages of ownership of Sogecable, S.A. after the capital increase will be 77% in the case of the present stockholders of Sogecable and 23% in the case of the present stockholders of Via Digital.

- After the exchange has been carried out, the Telefonica Group will have an ownership interest in the capital stock of Sogecable, S.A. equal to that of its two stockholders Prisa and Groupe Canal + after the dilution arising from the share exchange, which, if all the capital stock of Via Digital is exchanged, would represent 16.38% of the capital stock of Sogecable, S.A. With this ownership interest, Telefonica would not exercise such voting rights carried by the shares received in the exchange as might exceed the aforementioned percentage.

- Telefonica has stated that its present strategic plans envisage that the aforementioned ownership interest will not be disposed of for at least three years from the date of the exchange.

- The representation of Telefonica, Prisa and Groupe Canal + on the Board of Directors of Sogecable, S.A. will be consistent with their respective ownership interests, and each of the

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     aforementioned three entities will appoint five directors. The Chairman of the Board of Directors will be chosen from among the five directors appointed by Telefonica.

- Prisa and Groupe Canal + will maintain their present shareholders' agreement, to which Telefonica will not be a party.

- Each of the three major stockholders will grant a ten-year participating loan of (Euro)50 million earning interest at 11%.

- Sogecable, S.A. will offer its shareholders the possibility of participating in a nine-year subordinated debt security issue of (Euro)175 million, the subscription of which will be underwritten by Telefonica, bearing interest at 10.28%. The remuneration for the subscribers will include the issuance of warrants equal, overall, to 1% of the capital stock of Sogecable, S.A.

- The debt of Via Digital and of Sogecable, S.A. as of April 30, 2003, must not exceed(Euro)425 million and(Euro)705 million, respectively.

Strategic alliance between Telefonica, Terra and Bertelsmann

On February 12, 2003, Telefonica and Terra Networks, S.A. entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann was also a party (whereby, in the framework of the acquisition of Lycos by Terra, Telefonica, S.A. undertook to commission from Terra, the portion of the advertising services committed by Bertelsmann that the latter did not commission from Terra, up to a maximum amount of US$ 675 million).

Additionally, on February 12, 2003, Telefonica, Terra, Lycos and Bertelsmann, entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

The term of the Framework Strategic Alliance Agreement is six years, ending on December 31, 2008. The Agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

The main features of this Framework Strategic Alliance Agreement are summarized as follows:

1. Strengthening of the Terra Lycos Group as:

   - The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefonica Group companies' connectivity and ISP services.

   - Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefonica Group companies.

   - Exclusive provider of Telefonica Group employee on-line training services.

   - Preferential provider of on-line integral marketing services for the Telefonica Group companies.

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2. Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefonica Group companies.

3. Exclusive acquisition of connectivity and wholesale Internet access services by Terra Lycos Group companies from Telefonica Group companies under the legally permitted most-favored-customer conditions.

4. Outsourcing by Terra Lycos Group companies to Telefonica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

5. Exclusive acquisition by Terra Lycos Group companies from Telefonica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of (Euro)78.5 million. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith.

Terra Networks, S.A.-BBVA (Uno-e Bank, S.A.)

On May 15, 2002, Terra Networks, S.A. (Terra) and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Credito, S.A. (a subsidiary of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the obtainment of the relevant internal and administrative authorizations. When the integration takes place, Terra's ownership interest in Uno-e Bank, S.A. will be 33% and that of the BBVA Group will be 67%.

On that same date (May 15, 2002), BBVA and Terra entered into an agreement in which they established the following liquidity mechanisms (purchase and sale options) relating to the Uno-e Bank, S.A. shares owned by Terra:

- Terra has the right to sell to BBVA, and BBVA is obliged to acquire, Terra's holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra to acquire its ownership interest ((Euro)189.4 million).

- BBVA has the right to acquire from Terra, and Terra is obliged to sell, Terra's holding in Uno-e Bank, S.A. between May 15, 2004 and May 15, 2006, at the higher of the following prices: (i) the market value as determined by an investment bank; and (ii) the price paid by Terra to acquire its ownership interest ((Euro)189.4 million), plus annual interest at a rate of 4.70%.

- If a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Credito, S.A. and Uno-e Bank, S.A., the liquidity mechanisms would be modified. BBVA would lose its right of purchase and Terra would retain its right of sale, but only at the market value as determined by an investment bank.

On January 10, 2003, Terra and BBVA entered into an agreement to integrate the consumer finance lines of business of Finanzia Banco de Credito, S.A. and Uno-e Bank, S.A. in terms that were more in

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keeping with their respective interests and those of Uno-e Bank, S.A. than those provided for in the memorandum of understanding dated May 15, 2002. Accordingly, the memorandum of understanding was rendered null and void, and the definitive agreement was made conditional upon obtainment of the relevant internal and administrative authorizations, which must be secured prior to June 30, 2003, as a condition for the formalization and performance of the integration. After the integration takes place, Terra's ownership interest in Uno-e Bank, S.A. will be 33% and that of the BBVA Group will be 67%.

On that same date (January 10, 2003), BBVA and Terra entered into a liquidity agreement that will replace that dated May 15, 2002, once the aforementioned integration has taken place. This agreement establishes the following liquidity mechanism (sale option) relating to the Uno-e Bank, S.A. shares owned by Terra:
Terra has the right to sell to BBVA, and BBVA is obliged to acquire, Terra's holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of the ownership interest held by Terra that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than
(Euro)148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006.

Acquisition of shares of Antena 3 de Television, S.A.

In 1997 and 2000 Telefonica provided guarantees to the entity that is now Banco Santander Central Hispano, S.A. to ensure the liquidity and value of the investments made by it in Antena 3 de Television, S.A. To execute these agreements, in 1999 Telefonica Media, S.A. (Sole-Stockholder Company) (now Telefonica de Contenidos, S.A. - Sole-Stockholder Company), a subsidiary of Telefonica, S.A., acquired shares representing 7.1395% of the capital stock of Antena 3 de Television, S.A. Additional acquisitions have yet to be formalized and the guarantee on certain of the shares has yet to be executed.

On January 7, 2003, as a result of a change in the legal conditions applicable to the ownership of shares of television concession-holder companies, Telefonica, S.A. and its subsidiary Telefonica de Contenidos, S.A. (Sole-Stockholder Company) exercised vis-a-vis Banco Santander Central Hispano, S.A. purchase options on 17,365,125 and 2,167,500 shares of Antena 3 de Television, S.A., which, taken as a whole, represent 11.719% of the capital stock of Antena 3 de Television, S.A. The shares were to be acquired by the Telefonica, S.A. subsidiary Corporacion Admira Media, S.A. (Sole-Stockholder Company).

After the related procedural formalities had been carried out, on February 5, 2003, the transfer of the aforementioned shares was formalized, and, accordingly, as of that date, the guarantees provided to Banco Santander Central Hispano, S.A. were fully executed and fulfilled. The resulting ownership interest was 59.24%.

Acquisition of Tele Centro Oeste Celular Participacoes (TCO)

In January 2003 Brasilcel N.V., owned 50% by Telefonica Moviles, S.A. and 50% by Portugal Telecom Moveis, S.A., the joint venture created by these companies to manage and develop their cellular telephony business in Brazil, entered into an agreement to acquire, through its subsidiary Telesp Celular Participacoes, S.A., from the Brazilian company Fixcel 61.10% of the common shares with voting rights of Tele Centro Oeste Celular Participacoes, S.A. (TCO) representing 20.37% of the

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latter's total capital stock. The formalization of this acquisition is subject to the satisfactory conclusion of the due diligence review currently in progress and to the obtainment of the pertinent administrative authorizations.

If this acquisition is concluded, pursuant to current stock market legislation in Brazil, a tender offer will be launched for the TCO's common shares held by the other stockholders. Subsequently, TCO's shares will be exchanged for preferred shares of Telesp Celular Participacoes, S.A., which will give the latter company the opportunity to own all the shares of TCO.

Restructuring of the debt of Telefonica Comunicaciones Personales (Argentina)

In January 2003 Telefonica Comunicaciones Personales, S.A., a subsidiary of Telefonica Moviles, S.A. in Argentina, entered into agreements with various Ericsson Group Companies to refinance its debt of US$ 130 million to the Ercisson Group.

Also, Telefonica Comunicaciones Personales refinanced its intercompany debt of US$ 630 million to Telefonica Moviles, S.A.

Telefonica Europe, B.V. bond issue

On February 6, 2003, Telefonica Europe B.V. launched two long-term bond issues underwritten by Telefonica S.A. The first issue, which matures on February 14, 2013, has a face value of (Euro)1,500 million and an annual coupon of 5.125%. The second issue, with a face value of (Euro)500 million, matures on February 14, 2033, and has an annual coupon of 5.875%.

Treasury Stock

At the beginning of 2002 Telefonica held treasury stock representing 0.97264% of capital stock, i.e. 45,440,901 shares with a book value of (Euro)14.85, giving a total of (Euro)674.73 million and a par value of (Euro)45.44 million

In 2002 the Company acquired for consideration 55,169,765 shares of treasury stock (representing 1.135% of capital stock and with a par value of (Euro)55.17 million) at an average price of (Euro)9.49 per share, and 1,819,821 shares were assigned to it in the capital increases at no cost to the stockholders. Also, 799,411 shares (representing 0.016% % of capital stock and with a par value of (Euro)0.80 million) were used to acquire from Iberdrola, S.A. holdings in Brazilian telephony companies, and 10,000,000 shares (representing 0.2057% of capital stock and with a par value of (Euro)10.00 million) were sold for an average price of (Euro)8.67 per share, giving rise to a loss of (Euro)1.79 million.

As a result of these transactions, 91,631,076 shares (1.88516% of capital stock) of treasury stock were held at year-end, acquired at an average price of
(Euro)11.65, giving a total of (Euro)1,067.94 million and a par value of
(Euro)91.63. As indicated in Note 4-i, pursuant to current accounting legislation, these shares of treasury stock were valued at their underlying book value and, consequently, a provision of (Euro)733.38 million was recorded.

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                                TELEFONICA, S.A.

--------------------------------------------------------------------------------

                       FINANCIAL STATEMENTS AND MANAGEMENT
                                 REPORT FOR 2002

--------------------------------------------------------------------------------

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Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TELEFONICA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2002 and 2001

-----------------------------------------------------------------------------------------------
ASSETS (Millions of Euros)                                                  2002        2001
-----------------------------------------------------------------------------------------------
 A)    FIXED AND OTHER NONCURRENT ASSETS                                  43,809.33   37,859.67
  I.   Start-up expenses                                                      61.66      102.24
 II.   Intangible assets (Note 5)                                             38.82       37.22
       Computer software                                                      52.20       36.87
       Other intangible assets                                                10.84       10.13
       Accumulated amortization                                              (24.22)      (9.78)
III.   Property, plant and equipment (Note 6)                                 22.38       21.31
       Land and structures                                                     0.81        0.81
       Furniture, tools, etc.                                                 24.35       21.71
       Accumulated depreciation                                               (2.78)      (1.21)
 IV.   Long-term investments (Note 7)                                     43,686.47   37,698.90
       Investments in Group companies                                     22,806.83   22,665.24
       Investments in associated companies                                   408.83      407.86
       Other investments                                                     565.65      565.72
       Loans to Group and associated companies                            22,261.11   16,416.46
       Other loans                                                           111.60        0.38
       Long-term deposits and guarantees given                                86.50        9.81
       Taxes receivable (Note 14.2)                                        4,932.90      435.28
       Allowances                                                         (7,486.95)  (2,801.85)
B)     DEFERRED CHARGES (Note 8)                                             314.60      157.21
C)     CURRENT ASSETS                                                      6,005.79   14,704.77
  I.   Accounts receivable                                                   159.44      662.53
       Trade receivables                                                      11.88       14.60
       Receivable from Group companies (Note 16.8)                           111.97      234.30
       Receivable from associated companies                                    1.62        2.02
       Sundry accounts receivable                                              3.35      333.36
       Employee receivables                                                    1.25        0.82
       Taxes receivable (Note 14.2)                                           45.41       84.71
       Allowance for bad debts                                               (16.04)      (7.28)
 II.   Short-term investments                                              5,472.83   13,592.49
       Loans to Group and associated companies (Note 7.3)                  4,141.22   13,581.07
       Short-term investment securities (Note 7.6)                         1,331.61       11.42
III.   Short-term treasury stock (Note 9)                                    334.56      260.70
 IV.   Cash                                                                   24.37      178.93
  V.   Accrual accounts                                                       14.59       10.12

-----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                              50,129.72   52,721.65
-----------------------------------------------------------------------------------------------

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these balance sheets.

                                       1

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Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TELEFONICA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2002 and 2001

-----------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY AND LIABILITIES
 (Millions of Euros)                                                        2002        2001
-----------------------------------------------------------------------------------------------
 A)    STOCKHOLDERS' EQUITY (Note 9)                                      17,572.26   22,110.24
  I.   Capital stock                                                       4,860.66    4,671.92
 II.   Additional paid-in-capital                                         11,670.02   11,670.02
III.   Revaluation reserves                                                2,881.94    3,070.68
 IV.   Reserves                                                            2,638.33    3,051.80
       Legal reserve                                                         652.57      652.57
       Reserve for treasury stock                                            334.56      260.70
       Other reserves                                                      1,651.20    2,138.53
  V.   Loss for the year                                                  (4,478.69)    (354.18)
 B)    DEFERRED REVENUES                                                         --        0.91
 C)    PROVISIONS FOR CONTINGENCIES AND EXPENSES
          (Note 16.7)                                                        138.75      149.40
 D)    LONG-TERM DEBT                                                     23,899.79   18,737.42
       Debentures, bonds and other marketable debt securities (Note 10)    2,509.21    2,479.30
       Nonconvertible debentures and bonds                                 2,509.21    2,433.29
       Other marketable debt securities                                          --       46.01
 II.   Payable to credit institutions (Note 11)                            3,509.89    4,845.16
III.   Payable to Group and associated companies (Note 12)                17,679.63   11,350.98
 IV.   Other payables                                                         21.22       15.67
  V.   Taxes payable (Note 14.2)                                              34.71       46.26
 VI.   Uncalled capital payments payable                                     145.13        0.05
       Group companies (Note 7.4)                                            145.13        0.05
 E)    CURRENT LIABILITIES                                                 8,518.92   11,723.68
       Debentures, bonds and other marketable debt securities (Note 10)      754.13      752.51
       Debentures                                                                --      116.09
       Other marketable debt securities                                      699.34      578.80
       Interest on debentures and other securities                            54.79       57.62
 II.   Payable to credit institutions                                      1,736.36    2,662.13
       Loans and other accounts payable (Note 11)                          1,702.47    2,640.01
       Accrued interest payable                                               33.89       22.12
III.   Payable to Group and associated companies (Note 12)                 5,885.29    8,025.91
 IV.   Trade accounts payable                                                 70.50      123.41
       Accounts payable for purchases and services                            70.50      123.41
  V.   Other nontrade payables                                                72.32      151.02
       Taxes payable (Note 14.2)                                              12.16      147.80
       Other nontrade payables (Note 15)                                      60.16        3.22
 VI.   Accrual accounts                                                        0.32        8.70

-----------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES                                50,129.72   52,721.65
-----------------------------------------------------------------------------------------------

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these balance sheets.

                                       2

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--------------------------------------------------------------------------------

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TELEFONICA, S.A.
STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

-----------------------------------------------------------------------------------------
DEBIT (Millions of Euros)                                              2002       2001
-----------------------------------------------------------------------------------------
A)  EXPENSES
    Personnel expenses (Note 16.2)                                      90.06       80.23
    Depreciation and amortization expense                               57.09       48.56
       Property, plant and equipment (Note 6)                            1.57        0.83
       Intangible assets (Note 5)                                       14.44        7.15
       Deferred charges                                                 41.08       40.58
    Other operating expenses                                           241.56      246.62
       Outside services provided by Group companies (Note 16.8)         46.73       40.06
       Outside services                                                176.59      155.18
       Taxes other than income tax                                       9.49        2.04
       Other current operating expenses                                  8.75       49.34
I.  OPERATING INCOME                                                       --          --
    Interest on accounts payable to Group companies (Notes
       16.4 and 16.8)                                                  900.23      836.53
    Other interest on accounts payable and similar expenses (Note
       16.4)                                                           480.44      550.82
    Variation in short-term investment valuation allowances             80.99       28.80
    Amortization of deferred charges                                    22.07       34.35
    Exchange losses (Note 16.5)                                      1,598.87      429.17
II. FINANCIAL INCOME                                                   405.05      960.85

III. INCOME FROM ORDINARY ACTIVITIES                                   116.49      778.43
    Variation in investment valuation allowances (Note 7.1)          5,484.78    1,384.38
    Extraordinary expenses and losses (Note 16.7)                      400.72      126.97
IV. EXTRAORDINARY INCOME                                                   --          --

 V. INCOME BEFORE TAXES                                                    --          --
    Corporate income tax accrued in Spain (Note 14)                 (1,292.67)    (327.36)
    Foreign taxes (Note 14)                                              5.06       62.45

VI. INCOME FOR THE YEAR                                                    --          --
-----------------------------------------------------------------------------------------

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these statements of operations.

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Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TELEFONICA, S.A.
STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

---------------------------------------------------------------------------------------
CREDIT (Millions of Euros)                                            2002       2001
---------------------------------------------------------------------------------------
B) REVENUES
    Net sales to Group companies (Note 16.1)                           36.17     140.50
    Other operating revenues                                           63.98      52.49
       Non-core and other current operating revenues                   63.98      52.49
 I. OPERATING LOSS                                                    288.56     182.42
    Revenues from equity investments                                  902.20   1,128.47
       Group companies (Note 16.8)                                    881.96   1,114.82
       Associated companies                                             5.79       0.02
       Other companies                                                 14.45      13.63
    Revenues from other equity investments and loans (Note 16.4)    1,314.23   1,324.02
       Group companies (Note 16.8)                                  1,285.82   1,254.88
       Associated companies                                               --       0.32
       Other companies                                                 28.41      68.82
    Exchange gains (Note 16.5)                                      1,271.22     388.03
 II. FINANCIAL LOSS                                                       --         --

III. LOSS ON ORDINARY ACTIVITIES                                          --         --
    Gains on fixed asset disposals                                      1.17       0.01
    Extraordinary revenues (Note 16.6)                                  1.54     113.82
IV. EXTRAORDINARY LOSS                                              5,882.79   1,397.52

 V. LOSS BEFORE TAXES                                               5,766.30     619.09

VI. LOSS FOR THE YEAR                                               4,478.69     354.18
---------------------------------------------------------------------------------------

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these statements of operations.

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  Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21).
      In the event of a discrepancy, the Spanish-language version prevails.

                                TELEFONICA, S.A.

                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

(1)  INTRODUCTION AND GENERAL INFORMATION

     Telefonica, S.A. ("Telefonica" or "the Company") was incorporated for an indefinite period of time on April 19, 1924, under the corporate name of Compania Telefonica Nacional de Espana, S.A., and it adopted its present name in April 1998.

     The Company's registered office is at calle Gran Via 28, Madrid (Spain), and its employer identification number is A-28/015865.

     Telefonica's corporate purpose, per Article 4 of its bylaws, is the provision and operation of all manner of telecommunications services (including ancillary or supplementary telecommunications services or the services derived therefrom); research and development, the promotion and application of all manner of telecommunications components, equipment and systems; the manufacture, production and, in general, all other types of industrial activity relating to telecommunications; and the acquisition, sale and, in general, all other types of commercial activity relating to telecommunications.

     As also stipulated in Article 4 of its bylaws, all the business activities that constitute the corporate purpose described above may be performed either in Spain or abroad and may be carried on either wholly or partially by the Company, or through shareholdings or other equity interests in other companies or legal entities with an identical or similar corporate purpose.

     In keeping with the foregoing, after the organizational restructuring process carried out in recent years, Telefonica is now the parent company of a Group of companies which operate mainly in the telecommunications, media and entertainment industries, providing a wide range of services on the international stage.

     The Company is taxed under the general tax regime established by the Spanish government, the autonomous community governments and local governments, and files consolidated tax returns with most of the Spanish subsidiaries in its Group under the consolidated tax regime applicable to corporate groups.

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(2)  BASIS OF PRESENTATION

     True and fair view

     The accompanying financial statements were prepared from Telefonica's accounting records by the Company's directors in accordance with the accounting principles and standards contained in the Commercial Code as implemented by the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the net worth, financial position and results of operations and of the funds obtained and applied in 2002.

     The financial statements for 2002 will be submitted for approval by the Stockholders' Meeting and it is considered that they will be approved without any changes. The financial statements for 2001 were approved by the Stockholders' Meeting on April 12, 2002.

     Comparative information

     There were no significant changes in the structure of the balance sheet and statement of operations with respect to those for the previous year. Also, no changes in accounting principles with respect to 2001 with a material effect were made. However, as indicated in Note 7, provisions were recorded in 2002 for the losses incurred by investees. These provisions are deemed to be necessary on the basis of the analyses performed.

     Similarly, no significant events took place preventing the comparison of the figures for 2002 with those for 2001.

     The figures in these financial statements and in the management report are expressed in millions of euros unless indicated otherwise.

     Devaluation in Argentina

     In view of its international presence, the Telefonica Group, like other corporations, has been affected by the economic situation in Argentina through the various Group companies operating there. As of December 31, 2002 and 2001, Telefonica S.A.'s exposure through direct or indirect equity investments in the various Argentine companies amounted to (euro)968.12 million and (euro)3,124.83 million, respectively, including intercompany financing and the value assignable to these investments (considering the losses incurred by these subsidiaries before the related tax effect, which amounted to (euro)669.01 million and (euro)457.15 million in 2002 and 2001, respectively).

     As of December 31, 2001, there was no explicit Argentine peso/euro exchange rate that could be taken as representative. Also, pursuant to an executive decision, in early 2002 the Argentine peso was devalued with respect to the euro, an event to which the market reacted subsequently.

     Taking into account Spanish accounting legislation, the express communications from the Spanish Accounting and Audit Institute (ICAC) regarding the way in which this devaluation should be treated at 2001 year-end and the international accounting rulings in force, in preparing its financial statements for 2001 Telefonica S.A. used peso/euro and peso/U.S. dollar exchange rates of ARP 1.5149/(euro)l and ARP 1.7/US$ 1 at year-end as the first representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. At 2002 year-end, with the normal currency exchange market re-established, the exchange rate used was ARP

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     3.5341/(euro)l (ARP 3.37/US$ 1). In accordance with the foregoing, these financial statements reflect an adverse impact on earnings due to the valuation allowance recorded for the investments in question, which amounted to (euro)1,400.03 million and (euro)305.07 million as of December 31, 2002 and 2001. respectively (see Note 7.1).

     The matters still not resolved include the necessary renegotiation with the Argentine Government of the future rates due to the effect of the provisions of Law 25.561. Accordingly, although the book value of the operating fixed assets was maintained on the basis of estimates based on the information currently available, neither the results of the negotiations relating to rate levels nor, therefore, the future sales revenues and net cash flows can be predicted.

     Given that the aforementioned circumstances had not occurred at the date of preparation of these financial statements and that it is not certain that they will occur, it was not possible to quantify their effect, if any, on the financial statements as of December 31, 2002.

(3)  PROPOSED ALLOCATION OF LOSS

     The directors propose that the loss for 2002 be offset with a charge to the following equity accounts in the balance sheet:

     ---------------------------------------
                                   Millions
                                   of Euros
     ---------------------------------------
     Loss for the year            (4,478.69)
     Allocation to:
     Revaluation reserves          1,316.67
     Voluntary reserves            1,645.80
     Additional paid-in capital    1,516.22
     ---------------------------------------

(4)  VALUATION STANDARDS

     The main valuation methods used in preparing the 2002 and 2001 financial statements were as follows:

     a)   Start-up expenses

          Start-up expenses, which comprise incorporation and capital increase expenses, are recorded at cost and are amortized on a straight-line basis over five years.

     b)   Intangible assets

          Intangible assets include mainly software licenses, which are recorded at cost and are amortized on a straight-line basis over three years.

     c)   Property, plant and equipment

          Property, plant and equipment is carried at cost.

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          The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

          Upkeep and maintenance expenses are expensed currently.

          Property, plant and equipment is depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

          ---------------------------------------------------
                                                   Years of
                                                   Estimated
                                                  Useful Life
          ---------------------------------------------------
          Buildings                                  33-40
          Plant and machinery                           12
          Furniture, office equipment and other       4-10
          ---------------------------------------------------

     d)   Long-term investments

          Investments in marketable securities are recorded as follows:

          1. Listed securities (excluding shares of Group or associated companies).

               At the lower of cost or market value. The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

          2.   Investments in Group and associated companies.

               At the lower of acquisition cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

          3.   Unlisted securities.

               At cost, reduced, if appropriate, to their underlying book value by the required investment valuation allowances, adjusted, where appropriate, by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

          Unrealized losses (cost higher than market value) are recorded in the "Allowances" account (see Notes 7 and 16.7).

          Dividends are recorded as a revenue as soon as their distribution is approved, and gains or losses on the sale of holdings are recorded as revenues or expenses in the year in which they are realized.

          The Company has prepared separate consolidated financial statements. In 2002 the effect of consolidation, with respect to the accompanying individual financial statements, was to increase (decrease) the following balances by the amounts shown:

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          -----------------------------------------
                                 Millions of Euros
          -----------------------------------------
          Assets                     17,911-57
          Stockholders' equity         (576.26)
          Net sales                  28,375.13
          Loss for the year          (1,098.11)
          -----------------------------------------

     e)   Deferred charges

          This caption includes the following items:

          .    Interest on long-term promissory notes

               This relates to the difference between the face value and the effective value of the promissory notes issued at over one year. This interest is charged to income by the interest method.

          .    Debt arrangement expenses

               These relate to long-term debt arrangement expenses and issuance premiums on debentures and bonds and are amortized by the interest method on the basis of the principal amounts outstanding.

          .    Executive loyalty-building program costs

               This caption relates to the unaccrued costs relating to Telefonica's stock option plan (the TOP Plan, see Notes 8 and 16.3).

     f)   Treasury stock

          Treasury stock is valued at the lower of cost, comprising the total amount paid for the shares, or market. Since these shares were acquired without any prior resolution having been adopted by the Stockholders' Meeting to reduce capital, they are assumed to be intended for subsequent sale or, alternatively, for a possible capital reduction, and, accordingly, market value is taken to be the lowest of average official market price in the last quarter of the year, year-end market price, or the related underlying book value. The Company recorded a provision with a charge to the statement of operations for the difference between the acquisition cost and the lower of the year-end market price or the average market price in the last quarter, and with a charge to reserves for the difference between the aforementioned market value and the related underlying book value.

     g)   Foreign currency transactions

          Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

          Exchange differences arising on adjustment of foreign currency fixed-income securities and receivables and payables to year-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

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          The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

          The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

     h)   Pension and other commitments to employees

          Telefonica has entered into an agreement with its employees, the most salient features of which are as follows:

          . Occupational pension plan pursuant to Pension Plans and Funds Law 8/1987, Royal Decree 1307/1988 implementing the aforementioned Law and Royal Decree 1589/1999 amending the aforementioned Pension Plan regulations.

          . Defined contribution of 4.51% of the participating employees' regulatory salary. The defined contributions of employees transferred to Telefonica from other Group companies at which these defined contributions were different (6.87% in the case of Telefonica de Espana) will be maintained.

          . Obligatory contribution by the participant of a minimum of 2.2% of his/her regulatory salary.

          .    Individual and financial capitalization systems.

          This fund has been externalized in the Fonditel B pension fund managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A.

          As of December 31, 2002 and 2001, 746 and 682 employees, respectively, were included in the plan and the cost for the Company amounted to
          (euro)2.27 million and (euro)2.01 million in 2002 and 2001, respectively (see Note 16.2).

     i)   Accounts payable

          Accounts payable are recorded at repayment value, except in the case of zero-coupon debenture and bond issues, which are recorded in the balance sheet at issue value plus the related accrued interest (see
          Note 10.3).

     j)   Derivatives

          Transactions whose purpose and effect is to eliminate or significantly reduce exchange, interest rate or market risks on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are accrued and taken to the income statement symmetrically to the gains or losses on the hedged asset.

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          Transactions that, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, which can arise as a result of risk hedges at Group companies, the differences in market price are recorded for accounting purposes when the transactions are canceled or finally settled. However, if potential losses are anticipated at year-end, the related provision is recorded with a charge to the statement of operations.

     k)   Corporate income tax

          The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax credits, excluding tax withholdings and prepayments, are deducted from the corporate income tax charge in the year in which they are definitively taken, except in the case of investment tax credits earned since 1996 which, at the time when they are taken, are deferred over the average life of the assets which gave rise to them. The difference between the accrued expense and the tax paid is due to the above-mentioned deferral and to revenue and expense recognition timing differences giving rise to deferred tax assets and liabilities (see Note 14).

          Also, pursuant to an ICAC resolution dated March 15, 2002, Telefonica S.A. recorded the tax assets relating to the tax relief and tax credits (mainly the tax credits arising pursuant to Transitional Provision Three of Law 24/2001) not yet taken for tax purposes and regarding which there is no doubt, in accordance with the accounting principle of prudence in valuation, that they can be deducted in the future. The balance recorded under the "Corporate Income Tax Incurred in Spain" caption amounted to (euro)85.61 million (see Note 14.3).

     l)   Recognition of revenues and expenses

          Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

          In accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known (see Note 16).

(5)  INTANGIBLE ASSETS

     The detail of the balances of intangible asset accounts, of the related accumulated amortization and of the variations therein in 2002 and 2001 is as follows:

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     ---------------------------------------------------------
                                      Millions of Euros
                                 -----------------------------
                                              Other
                                 Computer   Intangible
                                 Software     Assets     Total
     ---------------------------------------------------------
     Cost:
     Balance at 12/31/00          18.45        5.30      23.75
     Additions                    25.91        3.63      29.54
     Retirements                  (5.03)      (1.26)     (6.29)
     Transfers                    (2.46)       2.46         --
     Balance at 12/31/01          36.87       10.13      47.00
     Additions                    15.33        3.24      18.57
     Retirements                     --       (2.53)     (2.53)
     Balance at 12/31/02          52.20       10.84      63.04

     Accumulated amortization:
     Balance at 12/31/00           1.66        0.97       2.63
     Additions                     6.53        0.62       7.15
     Balance at 12/31/01           8.19        1.59       9.78
     Additions                    13.45        0.99      14.44
     Balance at 12/31/02          21.64        2.58      24.22
     ---------------------------------------------------------
     Intangible assets, net       30.56        8.26      38.82
     ---------------------------------------------------------

(6)  PROPERTY, PLANT AND EQUIPMENT

     6.1 The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2002 is as follows:

     ----------------------------------------------------------------------------------------------------
                                                                 Millions of Euros
     ----------------------------------------------------------------------------------------------------
                                            Balance at                                         Balance at
                                             12/31/01    Additions   Retirements   Transfers    12/31/02
     ----------------------------------------------------------------------------------------------------
     Cost:
     Land and structures                       0.81           --           --           --        0.81
     Furniture, tools, etc.                   21.71         3.67        (1.17)        0.14       24.35
     ----------------------------------------------------------------------------------------------------
     Property, plant and equipment, gross     22.52         3.67        (1.17)        0.14       25.16
     ----------------------------------------------------------------------------------------------------
     Accumulated depreciation:
     Land and structures                       0.14         0.02           --           --        0.16
     Furniture, tools, etc.                    1.07         1.55           --           --        2.62
     ----------------------------------------------------------------------------------------------------
     Total accumulated depreciation            1.21         1.57           --           --        2.78
     ----------------------------------------------------------------------------------------------------
     Property, plant and equipment, net       21.31         2.10        (1.17)        0.14       22.38
     ----------------------------------------------------------------------------------------------------

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     The detail of the balances of property, plant and equipment, of the related accumulated depreciation and of the variations therein in 2001 is as follows:

     ----------------------------------------------------------------------------------------------------
                                                                  Millions of Euros
     ----------------------------------------------------------------------------------------------------
                                            Balance at                                         Balance at
                                             12/31/00    Additions   Retirements   Transfers    12/31/01
     ----------------------------------------------------------------------------------------------------
     Cost:
     Land and structures                        0.91          --           --        (0.10)       0.81
     Furniture, tools, etc.                    17.70        6.43        (2.52)        0.10       21.71
     ----------------------------------------------------------------------------------------------------
     Property, plant and equipment, gross      18.61        6.43        (2.52)          --       22.52
     ----------------------------------------------------------------------------------------------------
     Accumulated depreciation:
     Land and structures                        0.16        0.02           --        (0.04)       0.14
     Furniture, tools, etc.                     0.22        0.81           --         0.04        1.07
     ----------------------------------------------------------------------------------------------------
     Total accumulated depreciation             0.38        0.83           --           --        1.21
     ----------------------------------------------------------------------------------------------------
     Property, plant and equipment, net        18.23        5.60        (2.52)          --       21.31
     ----------------------------------------------------------------------------------------------------

     As of December 31, 2002, there were no fully depreciated items.

     Telefonica, S.A. has taken out insurance policies to cover the possible risks to which its property, plant and equipment is subject.

(7)  LONG-TERM INVESTMENTS

     7.1 The detail of the balances of the long-term investments, of the related investment valuation allowances and of the variations therein in 2001 and 2002 is as follows:

     a)   Variations in long-term investments:

     -----------------------------------------------------------------------------------------------
                                                               Millions of Euros
                                           ---------------------------------------------------------
                                           Balance at               Retire-               Balance at
                                            12/31/00    Additions    ments    Transfers    12/31/01
     -----------------------------------------------------------------------------------------------
     Investments in Group companies         19,695.82    2,969.42       --           --    22,665.24
     Investments in associated companies       406.90        0.96       --           --       407.86
     Other investments                         563.34        2.46    (0.08)          --       565.72
     Loans to Group and associated
        companies                           14,659.81    3,381.93   (30.51)   (1,594.77)   16,416.46
     Other loans                                   --        0.47    (0.09)          --         0.38
     Deposits and guarantees given               1.07        8.75    (0.01)          --         9.81
     Taxes receivable (Note 14.2)               35.04      400.24       --           --       435.28
     -----------------------------------------------------------------------------------------------
     Total                                  35,361.98    6,764.23   (30.69)   (1,594.77)   40,500.75
     -----------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------
                                                          Millions of Euros
                                        -------------------------------------------------
                                                        Retire-                Balance at
                                           Additions     ments     Transfers    12/31/02
     ------------------------------------------------------------------------------------
     Investments in Group companies          963.89    (1,661.72)     839.42    22,806.83
     Investments in associated companies       0.97           --          --       408.83
     Other investments                           --        (0.07)         --       565.65
     Loans to Group and associated
        companies                          4,178.30      (824.90)   2,491.25    22,261.11
     Other loans                                 --           --      111.22       111.60
     Deposits and guarantees given            97.56       (20.87)         --        86.50
     Taxes receivable (Note 14.2)          4,669.66       (36.06)    (135.98)    4,932.90
     ------------------------------------------------------------------------------------
     Total                                 9,910.38    (2,543.62)   3,305.91    51,173.42
     ------------------------------------------------------------------------------------

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     b)   Variations in the long-term investment valuation allowances:

                                                     Millions of Euros
                                      -----------------------------------------------------
                                      Balance at             Retire-             Balance at
                                       12/31/00   Additions   ments   Transfers   12/31/01
                                      -----------------------------------------------------
     Investments in Group companies     1,410.76   1,382.99      --          --    2,793.75
     Investments in associated
        companies                           0.70       1.39      --          --        2.09
     Other investments                      6.01         --      --          --        6.01
     --------------------------------------------------------------------------------------
     Total investment valuation
        allowances                      1,417.47   1,384.38      --          --    2,801.85
     --------------------------------------------------------------------------------------
     Total investments, net            33,944.51   5,379.85  (30.69)  (1,594.77)  37,698.90
     --------------------------------------------------------------------------------------

                                                     Millions of Euros
                                      -------------------------------------------
                                                  Retire-              Balance at
                                      Additions    ments    Transfers   12/31/02
                                      -------------------------------------------
     Investments in Group companies    5,419.48   (901.08)     101.40   7,413.55
     Investments in associated
        companies                         65.30        --          --      67.39
     Other investments                       --        --          --       6.01
     ----------------------------------------------------------------------------
     Total investment valuation
        allowances                     5,484.78   (901.08)     101.40   7,486.95
     ----------------------------------------------------------------------------
     Total investments, net            4,425.60  1,642.54    3,204.51  43,686.47
     ----------------------------------------------------------------------------

     The provisions recorded in 2002 related mainly to the investments in Grupo Telefonica Internacional ((euro)2,272.97 million), Terra Networks, S.A. ((euro)867.32 million), Telefonica de Contenidos, S.A., formerly Grupo Admira Media, S.A. ((euro)625.86 million), MediaWays Germany GmbH ((euro)574.22 million), Telefonica DataCorp, S.A. ((euro)387.72 million) and Telefonica Moviles ((euro)283.32 million). These provisions were recorded to value the investments at their underlying book value, considering, where appropriate, any unrealized gains disclosed (see Note 4-d).

     In 2002 various Telefonica Group companies in which Telefonica, S.A. has a direct or indirect ownership interest reassessed the recoverability of certain assets associated with the third-generation wireless telephony
     (UMTS) licenses and recorded the resulting value adjustments in their financial statements. The effect of these value adjustments at Telefonica, S.A. was (euro)1,061.82 million, and this amount was recorded under the "Variation in Investment Valuation Allowances" caption ((euro)1,005.67 million) and the "Other Extraordinary Expenses" caption ((euro)56.15 million) (see Note 16.7).

     In addition, the effect of devaluation in Argentina was to increase the provisions recorded in the year by (euro)1,400.03 million ((euro)305.07 million in 2001) (see Note 2).

     The provisions recorded in 2001 related mainly to the investments in Telefonica de Contenidos, S.A. ((euro)395.19 million), Terra Networks, S.A. ((euro)212.09 million), Telefonica Datacorp, S.A. ((euro)165.10 million), Emergia, N.V. ((euro)152.76 million) and Atento Delaware, Inc. ((euro)116.15 million).

     The retirements related to shareholdings sold or contributed in the year, mainly the investment in Mediaways Germany, GmbH, which was sold to the Telefonica Data Group for its net book value at the date of the sale.

     7.2 The detail of the subsidiaries, associated companies and investees is shown in Exhibit I.

     7.3  The detail of loans to Group and associated companies is as follows:

                                       14

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
     ------------------------------------------------------------------------------------------
                                                               Millions of Euros
                                                -----------------------------------------------
                                                         2002                     2001
                                                -----------------------------------------------
     Company                                    Long Term   Short Term   Long Term   Short Term
     ------------------------------------------------------------------------------------------
     Telefonica Internacional, S.A.              7,096.30    1,024.68     4,966.55     3,054.93
     Telefonica Moviles Espana, S.A.                 0.19       32.42        32.87     1,551.51
     Telefonica Data Espana, S.A.                      --       43.48           --        51.54
     Telefonica Publicidad e Informacion, S.A.      33.83       44.85        48.65         0.13
     Telefonica Empresas Brasil, S.A.                  --          --           --        59.36
     Corporacion Admira Media, S.A.                 27.46        0.04       666.06     1,129.50
     Inmobiliaria Telefonica, S.L.                  13.62       28.23        17.70        40.29
     Telefonica de Espana, S.A.U.                7,244.28    1,098.27     7,941.79       929.99
     Telefonica Cable, S.A.                            --       56.05           --        51.11
     Telefonica de Contenidos, S.A.              1,088.70      920.87           --           --
     Atento Brasil, S.A.                               --          --           --        56.53
     Atento USA Inc.                                   --       17.40         0.02        20.51
     Portugal Telecom, S.A.                         21.00          --        21.00           --
     Telefonica Moviles, S.A.                    5,544.13      546.41     1,132.31     5,714.10
     Telefonica Datacorp, S.A.U.                   581.70       39.60       362.79       212.81
     Comunnicapital Inversiones, S.A.U.             75.36          --        70.51         9.26
     Katalyx, Inc.                                     --          --           --       137.43
     Atento Argentina, S.A.                            --        2.25           --        24.99
     Atento Maroc, S.A.                                --       10.81           --        13.92
     Emergia S.A.                                  357.58      187.95     1,058.08        62.61
     Atento Delaware                               136.88       26.97        78.55        17.47
     Atento Mexico                                     --       10.71           --        15.00
     T. B2B Licencing Inc.                          16.09        0.88        16.09           --
     Mediaways GmbH                                    --          --           --        12.01
     Atento Centroamecrica                             --          --           --        12.93
     G.M.A.F., S.L.                                    --       15.36           --        10.48
     Telesp                                            --        0.57           --       306.87
     Euroleague Marketing                           22.89          --           --           --
     Other                                           1.10       33.42         3.49        85.79
     ------------------------------------------------------------------------------------------
     Total                                      22,261.11    4,141.22    16,416.46    13,581.07
     ------------------------------------------------------------------------------------------

     The information on the loans to Group and associated companies is as follows

     . The financing granted to Telefonica de Espana, S.A.U. consists mainly of a loan which, arising in the unbundling process, had an outstanding balance of (euro)6,975.21 million as of December 31, 2002, of which
          (euro)6,277.70 million mature at long term and (euro)697.51 million at short term. This loan earns interest at 6.8%.

     . The loans to Telefonica Internacional, S.A. consist mainly of the following:

     A long-term interest-free participating loan of (euro)3,305.57 million repayable in 12 equal quarterly installments from September 30, 2005 to June 30, 2008.

     A participating loan of (euro)1,414.26 million repayable in 12 quarterly installments from June 30, 2001, which may be postponed at the decision of the borrower up to a maximum limit of December 30, 2006. The interest is established on the basis of the company's net income, and it can only be repaid early if capital is increased by the same amount.

     A multicurrency credit line of US$ 1,962 million with floating interest tied to Libor or Euribor plus 0.35% depending on whether it is drawn down in a foreign currency or euros, respectively. To date Telefonica Internacional, S.A. has drawn down US$ 858 million against this credit line.

     The loans totaling approximately (euro)2,100 million used to refinance and restructure the debt of Telefonica Internacional, S.A. These loans earn interest at a floating rate.

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     .    Loan of US$ 1,100 million to Emergia S.A., maturing in 2005 and earning interest tied to three-month Libor plus a spread. As a result of the repayments made and the conversion of debt to equity at this company (see Note 7.4-d) in 2002, the outstanding balance of this loan was reduced to US$ 525 million as of December 31, 2002.

     .    The loans to Telefonica Moviles, S.A. comprise mainly the following:

          Long-term credit lines, against which a total of (euro)3,253.37 million have been drawn down. These credit lines, each of which comprises a fixed-interest tranche and a floating-interest tranche, were recorded at short term at 2001 year-end and were renegotiated in 2002.

          Financing for an amount equal to (euro)1,404 million provided to Telefonica Moviles, S.A. to enable it to make its investments in Mexico, Puerto Rico and Brasil. This financing earns interest at a market rate tied to Euribor or Libor plus a spread.

     . The loans granted to Telefonica de Contenidos, S.A.U. include most notably two long-term credit facilities of (euro)500 million and (euro)237 million which had been fully drawn down as of December 31, 2002. These credit facilities earn interest at a market rate tied to Euribor plus a spread.

     7.4 The detail of the equity investments sold and purchased by Telefonica is as follows:

          a)   Acquisitions of equity interests and capital increases:

          2002

          ------------------------------------------------------------
          Subsidiaries                               Millions of Euros
          ------------------------------------------------------------
          Seguros de Vida y Pensiones Antares, S.A.        204.70
          HighWay One Germany GmbH                         637.07
          Emergia Holding, N.V.                             47.09
          Terra Networks, S.A.                               5.53
          Telefonica de Contenidos, S.A.                     5.99
          Lotca, Servicios Integrales, S.L.                 16.92
          Tele Leste Celular Participacoes                  13.59
          Telefonica Capital, S.A.                           6.00
          Other                                             27.00
          ------------------------------------------------------------
                                                           963.89
          ------------------------------------------------------------

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          The main additions in 2002 were as follows.

          In 2002 Telefonica, S.A. subscribed in full the capital increase of
          (euro)637.07 million at HighWay One Germany GmbH, thereby increasing its ownership interest in this company to 99%. As part of the reorganization of the Telefonica Group by business line currently being implemented, in December 2002 this shareholding was transferred to Telefonica Data Corp, S.A. for its net book value.

          In March 2002, under the last part of the agreement entered into between Telefonica, S.A. and Iberdrola, S.A. for the acquisition by the Company of all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies are direct or indirect stockholders, Telefonica, S.A. acquired a 3.38% holding in Tele Leste Celular Participacoes, S.A. in exchange for 799,411 Telefonica, S.A. shares hitherto held as treasury stock (see Note 9-a). This holding was subsequently contributed to Telefonica Moviles, S.A. at its book value.

          In 2002 Telefonica S.A. acquired 717,465 shares of the subsidiary Terra Networks, S.A. for (euro)5.53 million, increasing the Telefonica Group's direct and indirect holding in this company to 38.58%.

          In January Telefonica, S.A. incorporated the wholly-owned subsidiary Telefonica Capital, S.A. and paid this company's initial capital stock ((euro)6 million) in full. Subsequently, Telefonica Capital increased capital by (euro)1 million with additional paid-in capital of (euro)38.01 million, all of which was subscribed and paid by its sole stockholder Telefonica, S.A. through the nonmonetary contribution of 201,682 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. representing 77.22% of this company's capital stock.

          In September Telefonica, S.A. subscribed to (euro)32.69 million of the capital increase carried out at Seguros de Vida y Pensiones Antares, S.A. through the increase in the par value of this company's shares. As of December 31, 2002, the amount subscribed had not been paid. Additionally, in December Telefonica, S.A. acquired from its Luxembourg subsidiary Casiopea Reaseguradora, S.A. 110,000 shares of Seguros de Vida y Pensiones Antares, S.A. for a total amount of
          (euro)172.01 million. The Company disbursed (euro)59.63 million in this transaction and recorded the outstanding amount of (euro)112.38 million relating to the last capital increase at Seguros de Vida y Pensiones Antares, S.A. as capital payments payable. As a result of this transaction, Telefonica owns 142,000 shares of Seguros de Vida y Pensiones Antares, S.A. representing 94.67% of its capital stock.

          In December, by virtue of its agreements with the Tyco Group, Telefonica, S.A. acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V. for (euro)47.09 million. As a result of this transaction, Telefonica owns, directly or indirectly, all the shares of this company.

          In November Telefonica, S.A. acquired all 3,010 shares of Gran Via Media, S.L. from its wholly-owned subsidiary Telefonica de Contenidos, S.A. Gran Via Media, S.L. changed its corporate name to Lotca Servicios Integrales, S.L. In December Lotca increased capital by 16,920,000 shares of (euro)1 par value each, which the Telefonica Internacional Group subscribed in full through a nonmonetary contribution. These shares were subsequently

                                       17

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          acquired by Telefonica, S.A. for (euro)16,920,000. As of December 31,
          2002, this company was wholly owned by Telefonica, S.A.

          Grupo Admira Media, S.A. and Telefonica Internet, S.A., both of which are wholly-owned subsidiaries of Telefonica, S.A., changed their corporate names in 2002 to Telefonica de Contenidos, S.A. and Corporacion Admira Media, S.A., respectively. Also, Corporacion Admira Media, S.A. increased capital by (euro)5.99 million, which Telefonica, S.A. subscribed in full.

          2001

          ----------------------------------------------------------------------
          Subsidiaries                                         Millions of Euros
          ----------------------------------------------------------------------
          Mediaways GmbH                                            1,535.58
          Telefonica Datacorp, S.A.U.                                 248.06
          Telefonica Moviles, S.A.                                     68.68
          Terra Networks, S.A.                                         53.96
          Baja Celular Mejicana, S.A. de C.V.                         206.98
          Celular de Telefonia, S.A. de C.V.                          224.94
          Telefonia Celular del Norte, S.A. de C.V.                   117.76
          Grupo Corporativo del Norte, S.A.                            79.79
          Corporacion Integral de Comunicacion, S.A. de C.V.           31.29
          Movitel del Noroeste, S.A. de C.V.                           25.64
          Sao Paulo Telecomunicacoes Holding, S.A.                    115.13
          Iberoleste Participacoes, S.A.                              113.20
          Sudestecel Participacoes, S.A.                               64.06
          Celular CRT Participacoes, S.A.                              11.00
          Other                                                        73.35
          ----------------------------------------------------------------------
                                                                    2,969.42
          ----------------------------------------------------------------------

          The main additions in 2001 were as follows:

          On January 31, 2001, pursuant to an agreement entered into in May 2000, Telefonica, S.A. acquired all the shares of Mediaways GmbH Internet Services for (euro)1,473.08 million from the German company Bertelsmann AG. Also, in December 2001 Telefonica, S.A. subscribed to a capital increase carried out by this company for (euro)62.5 million.

          In June 2001 the Company increased capital by 122,560,575 shares of (euro)1 par value each and additional paid-in capital of (euro)4.5 per share. As consideration for this capital increase, Telefonica received as a nonmonetary contribution from Motorola certain investments in the wireless business in Mexico: all the shares of Corporacion Integral de Comunicacion. S.A. de C.V.; all the shares of Grupo Corporativo del Norte, S.A.; 79% of the capital stock of Telefonia Celular del Norte, S.A. de C.V. (the remaining 21% was contributed indirectly through the acquisition of all the shares of Corporacion Integral de Comunicacion, S.A. de C.V.); 73.81% of the capital stock of Celular de Telefonia, S.A. de C.V. (the remaining 26.19% was contributed indirectly through the acquisition of all the shares of Grupo Corporativo del Norte, S.A. de C.V.); all the shares of Baja Celular Mexicana, S.A. de C.V.: 0.00001% of the capital stock of Baja Celular Servicios Compartidos, S.A. de C.V.

                                       18

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          (the remaining 99.99999% was contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 0.00001% of the capital stock of Tamcel, S.A. de C.V. (the remaining 99.99999% was contributed indirectly through the acquisition of all the shares of Baja Celular Mexicana, S.A. de C.V.); 22% of the capital stock of Movitel del Noroeste, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.); 22% of the capital stock of Moviservicios, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.) and 22% of the capital stock of Movicelular, S.A. de C.V. (a further 68% was contributed indirectly through the acquisition of all the shares of Tamcel, S.A. de C.V.). Additionally, to supplement this transaction, Telefonica contributed (euro)12.33 million in cash. The market value of the holdings acquired as of the transaction date was (euro)2,173.74 million. These holdings were contributed in July to Telefonica Moviles, S.A., which increased capital by 203 million shares which were fully subscribed by Telefonica, S.A.

          In 2001 Telefonica, S.A. acquired 8,289,305 shares of Telefonica Moviles, S.A. for (euro)68.68 million. As of December 31, 2001, the Company had a direct and indirect holding of 92.70% in Telefonica Moviles, S.A.

          Telefonica, S.A. acquired 4,713,015 shares of Terra Networks, S.A. for
          (euro)53.96 million. Following these acquisitions, Telefonica had a direct and indirect holding of 37.63% in Terra Networks, S.A. as of December 31, 2001.

          Telefonica, S.A. and Iberdrola, S.A. entered into an agreement whereby the Company acquired all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies were direct or indirect stockholders. These holdings were acquired by Telefonica, S.A. in exchange for its own shares at the following exchange ratios:

          .    Holding of 3.48% in the capital stock of Sao Paulo
               Telecomunicacoes Holding, S.A., the majority stockholder of Telecomunicacoes de Sao Paulo, S.A. (Telesp), for 6,638,157 shares of Telefonica, S.A.

          . Holding of 7% in the capital stock of TBS Celular Participacoes, S.A., the majority stockholder of Celular CRT Participacoes, S.A., for 1,493,902 shares of Telefonica, S.A.

          . Holding of 7% in the capital stock of Sudestecel Participacoes, S.A., the majority stockholder of Tele Sudeste Celular Participacoes, S.A., for 3,693,775 shares of Telefonica, S.A.

          . Holding of 62.02% in the capital stock of Iberoleste Participacoes, S.A., the majority stockholder of Tele Leste Celular Participacoes, S.A., for 6,526,736 shares of Telefonica, S.A.

          . Holding of 0.66% in the capital stock of Celular CRT Participacoes, S.A. for 634,541 shares of Telefonica, S.A.

                                       19

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          Also, the exchange of 3.38% of the capital stock of Tele Leste Celular
          Participacoes, S.A. for 783,736 shares of Telefonica, S.A. (799,411 shares following the capital increase carried out at no cost to stockholders on February 19, 2002) envisaged within the framework of this agreement had not yet been carried out pending obtainment of the prior regulatory authorizations. As indicated above, this exchange took place in 2002.

          Telefonica, S.A. paid (euro)248.06 million to fully subscribe the capital increase carried out by its wholly-owned investee Telefonica Datacorp, S.A.U., pursuant to the agreement entered into by the Telefonica Group and the Brazilian bank Banco Itau for the provision of services to the bank in connection with the management of its corporate telecommunications network.

     b)   Disposal of investments:

     2002

          --------------------------------------------------------
                                                           Gross
          Subsidiaries                                  Book Value
          --------------------------------------------------------
          MediaWays GmbH                                  1,535.58
          Sao Paulo Telecomunicacoes Holding, S.A.          113.94
          Telefonica Data Brasil Holding, S.A.                1.19
          CRT Celular Participacoes, S.A.                    11.01
          --------------------------------------------------------
                                                          1,661.72
          --------------------------------------------------------

          Telefonica, S.A. sold all the shares owned by it of MediaWays GmbH to HighWay One Germany GmbH for (euro)634.50 million, the net value of the holding at the date of the sale.

          SP Telecomunicacoes Holding, S.A., the majority stockholder of Telecomunicacoes de Sao Paulo, S.A. (Telesp), reduced capital in 2002 by assigning to Telefonica, S.A. 3,504,347,177 shares of the Brazilian company Telefonica Data Brasil Holding. These shares, together with the 189,278,445 shares of SP Telecomunicacoes Holding, S.A. owned by Telefonica, S.A., were sold to the Telefonica Internacional Group at their book value.

          In 2002 Telefonica, S.A. sold to Telefonica Moviles, S.A. the 0.66% holding in Celular CRT Participacoes, S.A. acquired by it under the agreements entered into with Iberdrola, S.A. in 2001. This transaction was carried out at the book value of the holding.

     2001

     In 2001 there were no significant disposals of investments in Group, associated or other companies.

     c)   Nonmonetary contributions of holdings to Group companies.

                                       20

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     2002

     Continuing with the restructuring process initiated by the Company in prior years to group together its interests by line of business, in 2002 and 2001 capital increases were carried out at certain Group companies through nonmonetary contributions of shares of other companies, as explained in section 7.5. The detail of these contributions is as follows.

     ---------------------------------------------------------------------------
     Company                                                   Millions of Euros
     ---------------------------------------------------------------------------
        Retirements:
        Fonditel Entidad Gestora de Fondos de Pensiones, S.A.        (12.12)
        High Way One GmbH.                                          (637.07)
        Zeleris Espana, S.A.                                          (3.91)
        TBS Celular Participacoes, S.A.                              (25.91)
        Sudestecel Participacoes, S.A.                               (64.06)
        Tele Sudestecel Participacoes, S.A.                           (0.01)
        Iberoleste Participacoes, S.A.                              (113.19)
        Tele Leste Celular Participacoes, S.A.                       (13.59)
        Atento Holding, Inc.                                        (282.71)
     ---------------------------------------------------------------------------
                                                                  (1,152.57)
     ---------------------------------------------------------------------------
        Additions:
        Telefonica Capital, S.A.                                      12.12
        Telefonica Datacorp, S.A.                                    637.07
        Zeleris Soluciones Integrales, S.L.                            3.91
        Telefonica Moviles, S.A.                                     216.76
        Atento Holding, N.V.                                         282.71
     ---------------------------------------------------------------------------
                                                                   1,152.57
     ---------------------------------------------------------------------------

     2001

     ---------------------------------------------------------------------------
     Company                                                   Millions of Euros
     ---------------------------------------------------------------------------
        Retirements:
        Telecomunicacoes Sao Paulo, S.A.                          (4,475.40)
        Telefonica de Argentina, S.A.                             (1,462.52)
        CEI Citicorp Holding, S.A.                                (1,000.68)
        Telefonica del Peru, S.A.A.                                 (745.01)
        Celular de Telefonia, S.A. de C.V.                          (224.94)
        Baja Celular Mejicana, S.A. de C.V.                         (206.98)
        Telefonia Celular del Norte, S.A. de C.V.                   (117.76)
        Grupo Corporativo del Norte, S.A.                            (79.79)
        Corporation Integral de Comunicacion, S.A. de C.V.           (31.29)
        Movitel del Noroeste, S.A. de C.V.                           (25.64)
     ---------------------------------------------------------------------------
                                                                  (8,370.01)
     ---------------------------------------------------------------------------
        Additions:
        Telefonica International, S.A.                             6,839.61
        Telefonica Moviles, S.A.                                   1,415.85
        Telefonica Datacorp, S.A.                                    114.55
     ---------------------------------------------------------------------------
                                                                   8,370.01
     ---------------------------------------------------------------------------

          The value for tax purposes of these additions may differ from that recorded for accounting purposes as a result of the application of the values for tax purposes at which the holdings

                                       21

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          contributed had been carried, which are disclosed, where appropriate, in the accompanying financial statements and in those for previous years.

     d)   Transfers due to conversion of loans into equity

     2002

          In December Telefonica Datacorp, S.A. increased capital through the issuance of 200 million new shares of (euro)1 par value each, which were subscribed in full by Telefonica, S.A. through the conversion of a(euro)200.00 million loan into equity.

          The Uruguayan company Emergia, S.A. increased capital in December by US$ 500 million. Telefonica subscribed and paid the capital increase in full by converting loans to this company into equity. As a result of this transaction, Telefonica now has a 99.17% holding in the Uruguayan company.

     7.5 Following is a detail of the transactions carried out in 2002 and 2001 that qualified for taxation under the tax neutrality regime provided for by Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995 (Articles 97.5 or 108). The transactions performed prior to 2001 are duly detailed in prior years' financial statements.

          2002

          . Capital increase of(euro)39.01 million, including additional paid-in capital, authorized by the Stockholders' Meeting carried out on November 27, 2002, by Telefonica Capital, S.A. as consideration for shares representing 77.22% of the capital stock of the Spanish company Fonditel Entidad Gestora de Fondos de Pensiones, S.A., with a net book value of(euro)12.12 million.

          . Capital increase authorized by the Special Stockholders' Meeting carried out on December 23, 2002, by Telefonica Datacorp, S.A. as consideration for shares representing 99% of the capital stock of the German company HighwayOne Germany GmbH.

          . Capital increase carried out by Atento N.V. as consideration for all the shares of the U.S. company Atento Holding Inc.

          . Capital increase of(euro)821,763.71 carried out by Zeleris Soluciones Integrales, S.L. as consideration for all the shares of the Spanish company Zeleris Espana, S.A.

               This transaction was carried out under the tax neutrality regime provided for share exchanges in Article 97 of Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995.

          . Capital increase authorized by the Stockholders' Meeting of Telefonica Moviles, S.A. carried out on May 23, 2002, for a par value of(euro)6,998,086.3 and additional paid-in capital of(euro)106,197,586.22 as consideration for shares of the Brazilian company Iberoleste Participacoes, S.A.

                                       22

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               This transaction was carried out under the tax neutrality regime provided for nonmonetary contributions in Article 108 of Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995.

          . Capital increase authorized by the Stockholders' Meeting of Telefonica Moviles, S.A. carried out on May 27, 2002, for a par value of(euro)6,402,660.5 and additional paid-in capital of
               (euro)97,161,858.50 as consideration for shares of the Brazilian companies TBS Celular Participacoes, S.A., Sudestecel Participacoes, S.A., Tele Leste Celular Participacoes, S.A. and Tele Sudeste Celular Participacoes, S.A.

               This transaction was carried out under the tax neutrality regime provided for nonmonetary contributions in Article 108 of Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995.

          2001

          . Capital increase authorized by the Stockholders' Meeting carried out on June 18, 2001, by Telefonica, S.A. as consideration for all the shares of the Mexican companies Telefonia Celular del Norte, S.A. de C.V., Celular de Telefonia, S.A. de C.V. and Baja Celular Mexicana, S.A. de C.V. and for 90% holdings in the Mexican companies Movitel del Noroeste, S.A. de C.V., Moviservicios, S.A. de C.V. and Movicelular, S.A. de C.V.

          . Capital increase authorized by the Special Stockholders' Meeting carried out on February 2, 2001, by Telefonica Internacional, S.A. for a par value of (euro)4,259,293,130.20, as consideration for shares of Telecomunicacoes de Sao Paulo, S.A. (TELESP).

          . Capital increase authorized by the Special Stockholders' Meeting carried out on February 21, 2001, by Telefonica Internacional, S.A. for a par value of (euro)547,060,009.60 as consideration for shares of Telefonica del Peru, S.A.A.

          . Capital increase authorized by the Special Stockholders' Meeting carried out on January 26, 2001, by Telefonica Internacional, S.A. for a par value of (euro)861,165,627.90 as consideration for shares of Telefonica de Argentina, S.A.

          . Capital increase authorized by the Special Stockholders' Meeting carried out on May 8, 2001, by Telefonica Internacional, S.A. for a par value of(euro)998,898,300.40 as consideration for shares of Telefonica Holding Argentina, S.A. (formerly CEI Citicorp Holding, S.A.).

          . Capital increase authorized by the Special Stockholders' Meeting of Telefonica Moviles, S.A. on October 26, 2000, for a par value of(euro)87,431,682, through the issuance of 174,863,364 shares of Telefonica Moviles, S.A. as consideration for shares of Telefonica de Argentina, S.A., carried out on January 25, 2001.

          . Capital increase authorized by the Special Stockholders' Meeting of Telefonica Moviles, S.A. on October 26, 2000, for a par value of(euro)32,969,782, through the issuance of 65,939,564 shares of Telefonica Moviles, S.A. as consideration for shares of Telefonica del Peru, S.A.A., carried out on March 7, 2001.

                                       23

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--------------------------------------------------------------------------------

          . Capital increase authorized by the Special Stockholders' Meeting of Telefonica Moviles, S.A. on October 30, 2000, for a par value of(euro)101,680,173, through the issuance of 203,360,346 common shares of Telefonica Moviles, S.A. of(euro)0.50 par value each, as consideration for the shares of the aforementioned Mexican companies, carried out on July 5, 2001.

          . Capital increase authorized by the Special Stockholders' Meeting carried out on February 21, 2001, by Telefonica Datacorp, S.A. as consideration for shares representing 1.177% of the capital stock of the Peruvian company Telefonica del Peru, S.A.A.

          . Capital increase authorized by the Special Stockholders' Meeting carried out on January 26, 2001, by Telefonica Datacorp, S.A. as consideration for shares representing 2.967% of the capital stock of the Argentine company Telefonica de Argentina, S.A.

     7.6  Short-term investment securities

          In 2002 this caption included mainly placements of temporary cash surpluses in short-term investments.

(8)  DEFERRED CHARGES

     The breakdown of the balance of this caption as of December 31, 2002, and the related amortization schedule are as follows:

     -----------------------------------------------------------------------------------------------------------------------
                                                                  Maturity
                                                --------------------------------------------------
                                                                                        Subsequent   Balance at   Balance at
                                                 2003    2004    2005    2006    2007     Years       12/31/02     12/31/01
     -----------------------------------------------------------------------------------------------------------------------
     Interest on long-term promissory notes      7.32    7.00    7.00    7.05    7.13      23.29        58.79       69.33
     Debt arrangement expenses                  34.95   31.89   27.18   19.01   17.59      77.20       207.82       76.06
     Executive loyalty-building program costs
        (Notes 4-e and 16.3)                     4.73      --      --      --      --         --         4.73       11.82
     Other deferred charges                      4.88    4.26    4.27    4.27    4.27      21.3l        43.26          --
     -----------------------------------------------------------------------------------------------------------------------
     Total                                      51.88   43.15   38.45   30.33   28.99     121.80       314.60      157.21
     -----------------------------------------------------------------------------------------------------------------------

     The increase in capitalized debt arrangement expenses is due mainly to the loans obtained in 2002 from Telefonica Europe BV (see Note 12.2).

(9)  STOCKHOLDERS' EQUITY

     The detail of the balances of equity accounts and of the variations therein in 2001 and 2002 is as follows:

                                       24

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
     ----------------------------------------------------------------------------------------------------------------------------
                           Balance
                              at      Allocation  Capital     Other     Balance at   Allocation  Capital     Other     Balance at
                           12/31/00    of Loss    Increase  Variations   12/31/01     of Loss    Increase  Variations   12/31/02
     ----------------------------------------------------------------------------------------------------------------------------
     Capital stock          4,340.71         --     331.21        --       4,671.92        --      188.74          --    4,860.66
     Additional paid-in
        capital            10,987.99         --     682.03        --      11,670.02        --          --          --   11,670.02
     Revaluation reserves   3,246.70         --    (176.02)       --       3,070.68        --     (188.74)         --    2,881.94
     Legal reserve            652.57         --         --        --         652.57        --          --          --      652.57
     Voluntary reserves     2,704.28    (120.90)        --   (450.25)      2,133.13   (354.18)         --     (133.15)   1,645.80
     Reserve for treasury
        stock                 198.19         --         --     62.51         260.70        --          --       73.86      334.56
     Other restricted
        reserves                5.40         --         --        --           5.40        --          --                    5.40
     Loss for the year       (120.90)    120.90         --   (354.18)       (354.18)   354.18          --   (4,478.69)  (4,478.69)
     ----------------------------------------------------------------------------------------------------------------------------
     Total                 22,014.94         --     837.22   (741.92)     22,110,24        --          --   (4,537,98)  17,572.26
     ----------------------------------------------------------------------------------------------------------------------------

     a)   Capital stock and additional paid-in capital

          As of December 31, 2002, Telefonica, S.A.'s capital stock amounted to
          (euro)4,860,661,286 and consisted of 4,860,661,286 fully paid common shares of a single series and of (euro)1 par value each, all recorded by the book-entry system and traded on the Spanish computerized trading system ("Continuous Market") (in the selective "Ibex 35" Index), on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.

          Pursuant to Royal Decree 8/1997, the prior administrative authorization system applies to certain corporate resolutions that might be adopted by Telefonica, S.A., Telefonica Moviles, S.A. and Telefonica de Espana, S.A.U., and to certain others which may give entitlement to the direct or indirect acquisition, including third-party trusts or interposed third parties, of shares or certain assets of Telefonica, S.A., Telefonica Moviles, S.A. or Telefonica de Espana, S.A.U. The administrative authorization system will remain in force for ten years from February 18, 1997.

          On June 15, 2001, the Stockholders' Meeting of Telefonica, S.A. authorized the Board of Directors to increase the Company's capital, at one or several times within a maximum period of five years from that date, under the terms provided by Article 153.1 b) of the Spanish Corporations Law (authorized capital) up to a maximum of
          (euro)2,274,677,655, by issuing for this purpose the related new common shares, be they redeemable or of any other type permitted by the Law, with a fixed or variable premium, with or without preemptive subscription right and, in all cases, with disbursements for the new shares issued in the form of monetary contributions. As of December 31, 2002, the Board of Directors had not made use of this authorization.

          Also, on June 15, 2001, the Stockholders' Meeting approved two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned free of charge to the Company's stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. These two capital increases were carried out in the first few months of 2002, as indicated below.

                                       25

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          In addition, on June 15, 2001, the Stockholders' Meeting resolved to empower the Board of Directors to issue, within a maximum period of five years, at one or several times, fixed-income securities convertible into or exchangeable for Company shares, up to a maximum amount of (euro)2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. As of December 31, 2002, the Board of Directors had not made use of these powers.

          Furthermore, on April 12, 2002, the Stockholders' Meeting resolved to approve two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned totally free of charge to the Company's stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. Before December 31, 2002, the Board of Directors resolved to carry out the first of the two aforementioned capital increases, for a par value of
          (euro)97,213,225, in January and February 2003 (see Note 19).

          Also, on April 12, 2002, the Stockholders' Meeting resolved to issue fixed-income securities convertible into new Company shares and/or exchangeable for existing shares of the Company or of any of the Group companies, with disapplication of the preemptive subscription right, for a total maximum amount of (euro)2,000 million or an equal amount in another currency, and to increase capital by the amount required to cater for such conversion requests as might be made. It also granted the Board of Directors the necessary powers to implement the resolution adopted by the Stockholders' Meeting and to determine the features of the issue and capital increase not specified by the latter, including the express power to refrain from implementing, or to only partially implement, this resolution. As of December 31, 2002, the Board of Directors had not made use of these powers to implement this resolution.

          In addition, on April 12, 2002, the Stockholders' Meeting resolved to increase capital by (euro)2,180,809 through the issuance of new common shares with additional paid-in capital of (euro)11.61 per share to cater for the needs derived from the establishment of a stock option plan for the employees of the Endemol Group. It also granted the Board of Directors the necessary powers to implement the capital increase resolution, including the express power to refrain from implementing the resolution. In a resolution dated December 18, 2002, the Board of Directors expressly decided not to implement the aforementioned resolution to increase capital, and opted to cover the stock option plan referred to above by a means other than through a capital increase with the issuance of new shares (i.e., through the prior acquisition of Telefonica shares on the stock market).

          Also, on April 12, 2002, the Stockholders' Meeting authorized the Board of Directors to derivatively acquire treasury stock, for consideration, up to the limits and pursuant to the terms and conditions established by the Stockholders' Meeting, within a maximum period of 18 months from that date. However, it established that in no case could the par value of the shares acquired, added to that of the treasury stock already held by Telefonica, S.A. and any of its controlled subsidiaries, exceed 5% of the capital stock of Telefonica.

                                       26

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          As of December 31, 2002 and 2001, Telefonica S.A. held the following shares of treasury stock:

          -------------------------------------------------------------------------------------
                                                                               Market
                                       Number of Shares   Cost per Share (*)   Value       %
          -------------------------------------------------------------------------------------
          Treasury stock at 12/31/02      91,631,076           8.53(euro)      781.61   1.88516
          -------------------------------------------------------------------------------------
          Treasury stock at 12/31/01      45,440,901          14.22(euro)      646.17   0.97264
          -------------------------------------------------------------------------------------

(*) Lower of the market value of the treasury stock at year-end or the average market price in the last quarter. As indicated in Note 4-f, a drop in the market value of the shares would lead to the recording of additional provisions with a charge to income, but would not affect the total amount of equity.

          In 2002 the Company acquired for consideration 55,169,765 shares of treasury stock and 1,819,821 shares were assigned to it in the capital increases at no charge to stockholders. Also, 799,411 shares were used to acquire holdings in certain Brazilian companies from Iberdrola, S.A. (see Note 7.4-a), and 10,000,000 shares were sold, giving rise to a loss of (euro)1.79 million. The average acquisition cost of the shares of treasury stock as of December 31, 2002 and 2001, was
          (euro)11.65 and (euro)14.85 per share, respectively.

          The balance sheets as of December 31, 2002 and 2001, include the acquisition cost of the shares of treasury stock ((euro)1,067.94 million and (euro)674.73 million, respectively) net of allowances of
          (euro)733.38 million and (euro)414.03 million, respectively, the provisions to which were recorded, in accordance with current accounting regulations (see Note 4-f), with a charge to the statement of operations in respect of the market value of these shares ((euro)286.33 million and (euro)26.29 million in 2002 and 2001, respectively) and with a charge to unrestricted reserves in respect of the amount by which the market value exceeds the underlying book value ((euro)447.05 million and (euro)387.74 million in 2002 and 2001, respectively). The provision recorded with a charge to the 2002 statement of operations amounted to (euro)288.09 million (see Notes
          16.6 and 16.7).

          The Company has recorded the related restricted reserve for the amount of these shares of treasury stock. Also, in 2002 and 2001 it recorded provisions of (euro)59.29 million and (euro)387.74 million, respectively, with a charge to the "Unrestricted Reserves" caption on the asset side of the accompanying balance sheet to reflect the underlying book value of the treasury stock (see Note 4-f).

          Variations in capital stock and additional paid-in capital in 2002

          The variations in 2002 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:

          ----------------------------------------------------------------------------------------------------------
                                                                                            Millions of Euros
                                                                                     -------------------------------
                                                                        Number                         Additional
                                                        Issue Date     of Shares     Capital Stock   Paid-in Capital
          ----------------------------------------------------------------------------------------------------------
          Balance at 12/31/01                                        4,671,915,885      4,671.92        11,670.02
          ----------------------------------------------------------------------------------------------------------
          Capital increase at no cost to stockholders    02/13/02       93,438,317         93.44               --
          Capital increase at no cost to stockholders    04/12/02       95,307,084         95.30               --
          ----------------------------------------------------------------------------------------------------------
          Balance at 12/31/02                                        4,860,661,286      4,860.66        11,670.02
          ----------------------------------------------------------------------------------------------------------

                                       27

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          The capital increases carried out and formalized in 2002 were as follows:

     . On February 13, 2002, the notarial deed of formalization and execution of a capital increase at Telefonica, S.A. was executed. This capital increase, for a par value of(euro)93,438,317, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of(euro)1 par value each, which were assigned to the Company's stockholders free of charge at a ratio of one new share for every 50 shares held by them.

          Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 26, 2002.

     . On April 12, 2002, the notarial deed of formalization and execution of a further capital increase at Telefonica, S.A. was executed. This capital increase, for a par value of(euro)95,307,084, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of(euro)1 par value each, which were assigned to the Company's stockholders free of charge at a ratio of one new share for every 50 shares held by them.

          Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from April 30, 2002.

     As a result of these two capital increases with a charge to unrestricted reserves, the capital stock of Telefonica, S.A. amounted to
     (euro)4,860,661,286. This figure remained unchanged through December 31, 2002.

     Variations in capital stock and additional paid-in capital in 2001

     The variations in 2001 in the "Capital Stock" and "Additional Paid-in Capital" captions were as follows:

     ----------------------------------------------------------------------------------------------------------
                                                                                       Millions  of Euros
                                                                                -------------------------------
                                                                    Number                         Additional
                                                   Issue Date     of Shares     Capital Stock   Paid-in Capital
     ----------------------------------------------------------------------------------------------------------
     Balance at 12/31/00                                        4,340,710,735      4,340.71        10,987.99
     ----------------------------------------------------------------------------------------------------------
     Capital increase at no cost to stockholders    01/25/01       86,814,214         86.82               --
     TIES program                                   02/14/01        1,123,072          1.13             4.49
     TIES program                                   02/20/01       31,504,244         31.51           126.02
     Capital increase at no cost to stockholders    04/03/01       89,203,045         89.20               --
     Acquisition of wireless business in Mexico
        from Motorola                               06/19/01      122,560,575        122.55           551.52
     ----------------------------------------------------------------------------------------------------------
     Balance at 12/31/01                                        4,671,915,885      4,671.92        11,670.02
     ----------------------------------------------------------------------------------------------------------

     The capital increases carried out and formalized in 2001 were as follows:

     . In January 2001 the first of the two capital increases of Telefonica, S.A. approved by the Stockholders' Meeting on April 7, 2000, and which the Board of Directors agreed to implement on December 20, 2000, was carried out with a charge to unrestricted reserves. Under the capital increase, 86,814,214 common shares of the Company of(euro)1 par value each were issued, thereby increasing the capital stock by(euro)86,814,214. The new shares issued were assigned to the stockholders free of charge at a ratio of 1 new share for every 50 shares already held by them.

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          The capital increase was executed in a public deed and registered at the Mercantile Registry on January 25, 2001, and the new shares were admitted to listing on the official markets from February 2, 2001.

     .    A first capital increase at Telefonica, S.A., for a par value of
          (euro)1,123,072, through the issuance of the same number of new common shares of the Company, of the same class and series and carrying the same rights as the outstanding shares, and with additional paid-in capital of (euro)4 per share, was executed in a public deed on February 14, 2001. The new shares were fully subscribed and paid, through a monetary contribution, by the employees of several Telefonica Group companies who decided to participate in the stock option plan known as the TIES Program aimed at Group employees (see
          Note 16.3).

          Following registration of the aforementioned capital increase deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 16, 2001.

     . On February 20, 2001, the notarial deed of formalization and execution of a second capital increase at Telefonica, S.A. was executed. This capital increase, for a par value of (euro)31,504,244, was carried out through the issuance of an equal number of common shares of the same class and series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of (euro)4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by Banco Bilbao Vizcaya Argentaria. S.A. (50%) and Caja de Ahorros y Pensiones de Barcelona "La Caixa" (50%) as the agent banks of the aforementioned TIES program (see Note 16.3).

          Following registration at the Mercantile Registry of the public deed for this second capital increase covering the TIES Program, the new shares thus issued were admitted to listing on official markets from March 1, 2001.

     . In March 2001 the second of the capital increases at Telefonica, S.A. approved by the Stockholders' Meeting on April 7, 2000, and which the Board of Directors agreed to implement on January 24, 2001, was carried out with a charge to unrestricted reserves. Under the capital increase, 89,203,045 common shares of the Company of (euro)1 par value each were issued, thereby increasing the capital stock by
          (euro)89,203,045. The new shares issued were assigned to the stockholders free of charge at a ratio of 1 new share for every 50 shares already held by them.

          The capital increase was executed in a public deed on March 30, 2001, and registered at the Mercantile Registry on April 2, 2001, and the new shares were admitted to listing on the official markets from April 9, 2001.

     . On June 18, 2001, the notarial deed of formalization and execution of the capital increase at Telefonica, S.A. approved by the Company's Stockholders' Meeting on June 15, 2001, was executed. Capital was increased through the issuance of 122,560,575 common shares of the Company of (euro)1 par value each, of the same series and carrying the same rights as the outstanding shares of the Company and with additional paid-in capital of (euro)4.50 per share; these shares were subscribed and their par value and additional paid-in capital were paid in full through a nonmonetary contribution to Telefonica, S.A. of various Mexican companies owned by the Motorola Group, which entailed the direct or indirect acquisition

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          by Telefonica, S.A. of all the shares of Telefonica Celular del Norte,
          S.A. de C.V., Celular de Telefonia, S.A. de C.V. and Baja Celular Mejicana, S.A. de C.V., and of holdings of 90% in Movitel del
          Noroeste, S.A. de C.V., Moviservicios, S.A. de C.V. and Movicelular, S.A. de C.V. (see Note 7).

          The number of issued shares subscribed and paid by the persons or entities that transferred the aforementioned Mexican cellular companies was determined by applying the following variables defined by Telefonica, S.A.'s Stockholders' Meeting and Board of Directors' Meeting on June 15, 2001.

          . Value of the contributed assets for the purpose of their exchange for shares of Telefonica: (euro)2,173,742,973.96. This amount is the result of applying the U.S. dollar/euro exchange rate of US$ 0.8492/(euro)1 prevailing on June 14, 2001, to the amount of US$ 1,857,300,000 (initial valuation), less US$ 14,123,000 (debt adjustment), plus US$ 2,765,533.49 (interest accrued through the exchange transaction date).

          . Value of the Telefonica shares to be exchanged: (euro)17.6355 each, i.e. an amount equal to the average market price of the Company's shares in the 20 trading sessions prior to the date on which the Stockholders' Meeting which approved the capital increase was held (June 15, 2001).

          . Cash disbursement: (euro)12,325,950.35, equal to 10% of the result of dividing the value of the assets by the value of each Telefonica share.

          The aforementioned public deed of capital increase stated that, solely for the purpose of evidencing the full payment of the capital increase and the additional paid-in capital, pursuant to Article 133.1 of the Mercantile Registry Regulations, regardless of the criteria used to determine the exchange ratio, a total value of (euro)674,083,162.50 was attributed to the nonmonetary contribution, which is lower than that established by the independent appraiser appointed by the Madrid Mercantile Registry, and is also lower than that used as a reference for setting the exchange ratio.

          This capital increase was registered at the Madrid Mercantile Registry on June 19, 2001, and the new shares issued were admitted to listing on official markets from June 25, 2001.

     b)   Legal reserve

          Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

     c)   Revaluation reserves

          The balance of the "Revaluation Reserves" caption arose as a result of revaluations made from 1946 to 1987 and of the revaluation made pursuant to Royal Decree-Law 7/1996.

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          The detail of the variations in this caption in 2002 and 2001 is as follows:

          ---------------------------------------------------
                                            Millions of Euros
          ---------------------------------------------------
          Balance at 12/31/00                   3,246.70
          ---------------------------------------------------
          Capital increase on January 25          (86.82)
          Capital increase on April 3             (89.20)
          ---------------------------------------------------
          Balance at 12/31/01                   3,070.68
          ---------------------------------------------------
          Capital increase on February 19         (93.44)
          Capital increase on April 22            (95.30)
          ---------------------------------------------------
          Balance at 12/31/02                   2,881.94
          ---------------------------------------------------

          The balance of the "Revaluation Reserve Royal Decree-Law 7/1996" account can be used, free of tax, to offset recorded losses which might arise in the future, and to increase capital stock. From January 1, 2007 (ten years from the date of the balance sheet reflecting the revaluations), the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

(10) DEBENTURES, BONDS AND OTHER MARKETABLE DEBT SECURITIES

     10.1 The balances as of December 31, 2002 and 2001, of the debentures, bonds and corporate promissory notes, and the variations therein in the years then ended, were as follows:

          ---------------------------------------------------------------------------
                                                         Millions of Euros
          ---------------------------------------------------------------------------
                                              Nonconvertible    Corporate
                                             Euro Debentures   Promissory
                                                and Bonds        Notes        Total
          ---------------------------------------------------------------------------
          Balance at 12/31/00                    3,562.14         386.56     3,948.70
          ---------------------------------------------------------------------------
          New issues                                   --       1,385.01     1,385.01
          Redemptions                           (1,131.86)     (1,146.77)   (2,278.63)
          Adjustments and other variations         119.10             --       119.10
          ---------------------------------------------------------------------------
          Balance at 12/31/01                    2,549.38         624.81     3,174.19
          ---------------------------------------------------------------------------
          New issues                                   --       1,403.17     1,403.17
          Redemptions                             (116.09)     (1,328.64)   (1,444.73)
          Adjustments and other variations          75.92             --        75.92
          ---------------------------------------------------------------------------
          Balance at 12/31/02                    2,509.21         699.34     3,208.55
          ---------------------------------------------------------------------------
          Maturity:
          Long term                              2,509.21             --     2,509.21
          Short term                                   --         699.34       699.34
          ---------------------------------------------------------------------------
          Unmatured accrued interest                54.79             --        54.79
          ---------------------------------------------------------------------------

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     10.2 The detail of the debentures and bonds outstanding as of December 31,
          2002, and of their main features, is as follows:

     --------------------------------------------------------------------------------------------------------------------
                                                                   Maturity
                                Type of     -----------------------------------------------------   Subsequent
      Debentures and Bonds      Interest    Interest Rate   2003    2004    2005    2006    2007       Years       TOTAL
     --------------------------------------------------------------------------------------------------------------------
     DEBENTURES
     FEBRUARY 1990 SERIES B   FIXED            12.6000       --       --     8.22    --        --          --        8.22
     FEBRUARY 1990 SERIES C   FIXED            12.6000       --       --       --    --        --        3.76        3.76
     FEBRUARY 1990 SERIES E   ZERO COUPON      12.8532       --       --    59.19    --        --          --       59.19
     FEBRUARY 1990 SERIES F   ZERO COUPON      12.5793       --       --       --    --        --        6.43        6.43
     DECEMBER 1990            ZERO COUPON      13.5761       --       --   554.55    --        --          --      554.55
     OCTOBER 04               FIXED             8.2500       --    69.24       --    --        --          --       69.24
     APRIL 99                 FIXED             4.5000       --       --       --    --        --      500.00      500.00
     JUNE 99                  FLOATING          4.4530       --       --       --    --        --      300.00      300.00
     JULY 21, 99              ZERO COUPON       6.3700       --       --       --    --        --       37.11       37.11
     MARCH 2, 00              FLOATING          3.5063       --       --       --    --        --       50.00       50.00
     APRIL 00                 FIXED             5.6250       --       --       --    --    500.00          --      500.00

     BONDS
     MARCH 98                 FIXED             4.8414       --       --       --    --        --      420.71      420.71

     --------------------------------------------------------------------------------------------------------------------
     Total Issues                                            --    69.24   621.96    --    500.00    1,318.01    2,509.21
     --------------------------------------------------------------------------------------------------------------------

     10.3 The zero-coupon debentures and bonds are included in the balance sheet at issue value plus the related accrued interest.

          The detail of the maturities and redemption values of these debentures and bonds is as follows:

          ---------------------------------------------------------------------
                                 Redemption   Redemption   Current   Redemption
                  Issue             Date       Rate (%)     Value       Value
          ---------------------------------------------------------------------

          DEBENTURES
          FEBRUARY-90 SERIES E    02/26/05      613.338%     59.19       76.79
          FEBRUARY-90 SERIES F    02/26/10    1,069.479%      6.43       15.04
          DECEMBER 90             12/28/05      675.000%    554.55      811.37
          JULY 99                 07/21/29      637.638%     37.11      191.29

          ---------------------------------------------------------------------
          Total                                             657.28    1.094.49
          ---------------------------------------------------------------------

     10.4 Debenture issues in 2002 and 2001

          No debenture issues were launched in 2002 and 2001.

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     10.5 As of December 31, 2002, there was a seried promissory note issue program outstanding, as follows:

-----------------------------------------------------------------------------------------------------------------
       Amount
(Millions of Euros)   Method of Placement            Face Value           Maturity               Placement
-----------------------------------------------------------------------------------------------------------------
                      Through auctions                (euro)1,000   3, 6, 12, 18 and 25   Competitive auctions at
                                                                           months            least once a month
        2,000         -------------------------------------------------------------------------------------------
                      Customized, intermediated   (euro)1,000,000      30 to 750 days      Specific transactions
                      by participating entities
-----------------------------------------------------------------------------------------------------------------

     10.6 The average interest rate on outstanding debentures and bonds was 6.81% in 2002 (7.11% in 2001), and the average interest rate on corporate promissory notes was 3.465% in 2002 (4.34% in 2001).

(11) PAYABLE TO CREDIT INSTITUTIONS

     11.1 The detail of the balances of this caption as of December 31, 2002 and 2001, is as follows:

------------------------------------------------------------------------------------------------------------
                                                                 Millions of Euros
                          Average      ---------------------------------------------------------------------
                       Interest Rate                  2002                                2001
------------------------------------------------------------------------------------------------------------
                       2002    2001    Short Term   Long Term     Total    Short Term   Long Term     Total
------------------------------------------------------------------------------------------------------------
Promissory notes       13.52   13.52        7.09       106.56     113.65        7.23       113.65     120.88
Loans and credits       3.49    4.42    1,561.04     2,873.05   4,434.09    2,498.61     4,575.23   7,073.84
Foreign currency
   loans and credits    1.76    3.76      134.34       530.28     664.62      134.17       156.28     290.45
------------------------------------------------------------------------------------------------------------
Total                                   1,702.47     3,509.89   5,212.36    2,640.01     4,845.16   7,485.17
------------------------------------------------------------------------------------------------------------

     11.2 These balances mature as follows:

-------------------------------------------------------------------------------------------------------
                                                              Maturity
                             --------------------------------------------------------------------------
                                                                                Subsequent   Balance at
                               2003       2004      2005      2006      2007       Years      12/31/02
-------------------------------------------------------------------------------------------------------
Promissory notes                 7.09       6.92     6.74       6.57     6.37      79.96        113.65
Loans and credits            1,561.04     860.04   829.21     949.55   112.55     121.70      4,434.09
Foreign currency loans and
   credits                     134.34     355.86   114.03      60.39       --         --        664.62
-------------------------------------------------------------------------------------------------------
Total                        1,702.47   1,222.82   949.98   1,016.51   118.92     201.66      5,212.36
-------------------------------------------------------------------------------------------------------

     11.3 The "Loans and Credits" account includes a syndicated loan of
          (euro)1,200 million arranged by the Company in 1999 with 38 financial institutions. This loan has a term to maturity of 5 or 7 years, chosen by each lending institution, and it will be repaid at one time on maturity of each tranche. The loan bears interest at a floating rate tied to Euribor.

          On August 29, 2000, the Company arranged a syndicated renewable credit line for a maximum amount of (euro)8,000 million, divided into two tranches: the first of up to (euro)6,000 million or the equivalent thereof in other currencies at 364 days (renewed through 2003)

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          and bearing interest tied to Euribor or Libor; and the second of up to
          (euro)2,000 million or the equivalent thereof in other currencies at three years and bearing interest tied to Euribor or Libor. As of December 31, 2002, (euro)1,145.04 million had been drawn down against this credit line.

          In December 2001 a loan of US$ 115 million maturing in July 2006 was arranged with BBVA.

          In relation to the issue of 42 bearer promissory notes made with La Estrella, S.A. de Seguros and maturing on February 15, 2001, which carried a commitment to issue new promissory notes, on February 15, 2001, Telefonica, S.A. issued 74 bearer promissory notes with a par value of (euro)126.29 million and maturing in February 2011.

     11.4 Credit facilities available

          The loans and credits accounts reflect only the amounts drawn down.

          As of December 31, 2002, the undrawn credit facility balances amounted to (euro)4,528.00, which sufficiently covers the financing needs arising from short-term commitments.

     The claimability of certain financing arranged by Telefonica may be subject to compliance with certain financial covenants. All the covenants were being complied with at the date of preparation of these financial statements.

(12) PAYABLE TO GROUP AND ASSOCIATED COMPANIES

     12.1 The detail of this caption as of December 31, 2002 and 2001, is as follows:

          -----------------------------------------------------------------------------------------------------------------
                                                                               Millions of Euros
                                                    -----------------------------------------------------------------------
                                                                   2002                                 2001
                                                    -----------------------------------------------------------------------
                                                    Long Term   Short Term     Total     Long Term   Short Term     Total
          -----------------------------------------------------------------------------------------------------------------
          Loans                                     12,238.53    5,662.07    17,900.60    9,221.69    7,923.12    17,144.81
          Accounts payable to Group companies for
             purchases and services                        --      217.01       217.01          --       79.88        79.88
          Accounts payable to subsidiaries due to
             taxation on a consolidated basis        5,441.10        6.21     5,447.31    2,129.29       22.91     2,152.20
          -----------------------------------------------------------------------------------------------------------------
          Total                                     17,679.63    5,885.29    23,564.92   11,350.98    8,025.91    19,376.89
          -----------------------------------------------------------------------------------------------------------------

     12.2 The main loans obtained in 2002 and 2001 were as follows:

          a) Loans from Telefonica Europe, BV of (Y)30,000 million (maturing in 2003) and of (Y)50,000 million and (Y)22,000 million (maturing in 2002).

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          b)   Also, in 2002 and 2001 Telefonica Europe, BV granted the
               following loans to the Company:

               ------------------------------------
                     Year
               ------------------------------------
               Grant   Maturity   Millions of Euros
               ------------------------------------
               2001      2003            150.00
               2001      2004             34.30
               2001      2004          1,000.00
               2001      2006          1,000.00
               2002      2004             80.00
               2002      2005             50.00
               2002      2003             96.02
               2002      2012          2,000.00
               ------------------------------------

          The financing arranged in 2002 includes as an associated cost the commissions or premiums which are charged to the statement of operations in the period in which the financing is arranged (see Note
          8).

          These loans bear interest at market rates (Euribor plus a spread). The average interest rate in 2002 was 4.83%.

     12.3 The detail of the short-term accounts payable to Group companies for purchases and services is as follows:

          ------------------------------------------------------
                                               Millions of Euros
                                               -----------------
                                                  2002    2001
          ------------------------------------------------------
          Telefonica de Espana, S.A.U.            84.93   66.83
          Telefonica de Contenidos, S.A.           6.49      --
          Telefonica Internacional, S.A.          56.04      --
          Telefonica Moviles, S.A.                56.83      --
          Telefonica Holding Argentina, S.A.       7.35      --
          Other                                    5.37   13.05
          ------------------------------------------------------
          Total                                  217.01   79.88
          ------------------------------------------------------

     12.4 The long-term balance of the "Accounts Payable to Subsidiaries Due to Taxation on a Consolidated Basis" account includes basically the accounts payable to these companies for their contribution of tax losses to the tax group headed by Telefonica, S.A. The short-term balance relates mainly to corporate income tax installment payments made by the Group companies through Telefonica.

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(13) DERIVATIVES

     In 2002 the Company continued to use derivatives both to limit interest rate and exchange risks on unhedged positions and to adapt its debt structure to market conditions.

     As of December 31, 2002, the total outstanding balance of hedging transactions arranged to eliminate balance sheet exposure to interest and rate exchange risks was (euro)38,717.54 million ((euro)34,277.07 million as of December 31, 2001), of which (euro)18,973.30 million related to interest rate risk and (euro)19,367.19 million to exchange risk ((euro)13,487.58 million and (euro)20,340.64 million, respectively, as of December 31,
     2001).

     It should be noted that as of December 31, 2002, Telefonica had arranged swaps with financial institutions amounting to (euro)8,553.30 million and
     (euro)12,069.69 million ((euro)1,419.15 million and (euro)7,796.73 million as of December 31, 2001) to hedge interest rate and exchange risks, respectively, for Group companies. The balancing entries for these transactions were hedging transactions with identical conditions and maturities arranged with Group companies, and, accordingly, the transactions do not involve any risk for Telefonica.

     Most of the derivatives transactions are assigned directly to individual asset or liability positions on the balance sheet. Also, there is a transaction portfolio hedging other financial risks of the Company. The net financial expense incurred in 2002 in relation to these transactions amounted to (euro)81.90 million.

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     13.1 The detail of the portfolio by type of derivative as of December 31,
          2002, is as follows:

     -----------------------------------------------------------------------------------
                                                         Millions
                                --------------------------------------------------------
                                                           2002
                                --------------------------------------------------------
                                             Telefonica Receives      Telefonica Pays
                                Equivalent   -------------------------------------------
     Type of Risk               Euro Value     Value     Currency     Value     Currency
     -----------------------------------------------------------------------------------
     Euro interest rate swaps     5,390.62
     -----------------------------------------------------------------------------------
     Fixed to floating            1,714.18    1,714.18      EUR      1,714.18      EUR
     Floating to fixed            2,713.11    2,713.11      EUR      2,713.11      EUR
     Floating to floating           963.33      962.95      EUR        963.33      EUR
     -----------------------------------------------------------------------------------
     Cross currency swaps        10,944.10
     -----------------------------------------------------------------------------------
     Fixed to floating            6,310.84
     USD/USD                      6,276.44    6,582.10      USD      6,582.10      USD
     MXN/MXN                         34.40      372.00      MXN        372.00      MXN
     Floating to fixed            4,633.26
     USD/USD                      4,475.88    4,693.85      USD      4,693.85      USD
     GBP/GBP                        122.98       80.00      GBP         80.00      GBP
     MXN/MXN                         34.40      372.00      MXN        372.00      MXN
     -----------------------------------------------------------------------------------
     Exchange rate swaps         19,221.60
     -----------------------------------------------------------------------------------
     Fixed to fixed                 702.52
     USD/EUR                         70.61       65.00      USD         70.61      EUR
     GBP/EUR                        121.49       80.00      GBP        121.49      EUR
     USD/JPY                        132.29      136.00      USD     16,456.00      JPY
     JPY/USD                        129.68   16,456.00      JPY        136.00      USD
     USD/BRL                        100.65      155.00      USD        372.93      BRL
     BRL/USD                        147.80      372.93      BRL        155.00      USD
     Fixed to floating              511.85
     EUR/USD                         50.73       58.41      EUR         53.20      USD
     USD/EUR                        119.58      109.00      USD        119.58      EUR
     JPY/EUR                        113.90   12,400.00      JPY        113.90      EUR
     BRL/EUR                         96.99      288.17      BRL         96.99      EUR
     BRL/USD                         40.05      108.77      BRL         42.00      USD
     PEN/USD                         47.68      176.13      PEN         50.00      USD
     MXN/USD                         42.91      450.33      MXN         45.00      USD
     Floating to fixed            1,603.57
     EUR/JPY                         49.84       56.95      EUR      6,200.00      JPY
     EUR/BRL                         77.77       96.99      EUR        288.17      BRL
     USD/EUR                      1,357.18    1,247.73      USD      1,357.18      EUR
     USD/BRL                         29.35       42.00      USD        108.77      BRL
     USD/PEN                         47.78       50.00      USD        176.13      PEN
     USD/MXN                         41.64       45.00      USD        450.33      MXN
     Floating to floating        16,403.67
     EUR/USD                      6,025.93    6,229.20      EUR      6,319.40      USD
     USD/EUR                      8,949.64    8,753.25      USD      8,949.64      EUR
     EUR/GBP                        384.32      387.08      EUR        250.00      GBP
     GBP/EUR                        265.59      170.00      GBP        265.59      EUR
     JPY/EUR                        282.00   30,000.00      JPY        282.00      EUR
     USD/MXN                        245.87      262.50      USD      2,659.03      MXN
     MXN/USD                        250.31    2,659.03      MXN        262.50      USD
     -----------------------------------------------------------------------------------
     Forward transactions           145.59
     -----------------------------------------------------------------------------------
     USD/EUR                         38.67       37.61      USD         38.67      EUR
     EUR/USD                        102.51      111.14      EUR        107.50      USD
     USD/CLP                          2.26        2.26      USD      1,700.00      CLP
     CLP/USD                          2.16    1,700.00      CLP          2.26      USD
     -----------------------------------------------------------------------------------
     Subtotal                    35,701.91
     -------------------------------------

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--------------------------------------------------------------------------

     --------------------------------------------------------------------------
     Notional amounts of structured products
        with options                                  Euros      Notional Value
     --------------------------------------------------------------------------
     Interest rate options                           2,638.58
     --------------------------------------------------------------------------
     Caps & Floors                                   2,050.81
     USD                                               190.71      200.00   USD
     EUR                                             1,860.10    1,860.10   EUR
     Swaptions                                         508.44
     USD                                               429.10      450.00   USD
     EUR                                                79.33       79.33   EUR
     Interest rate options                              79.33       79.33   EUR
     --------------------------------------------------------------------------
     Equity swaps                                      377.05
     --------------------------------------------------------------------------
     Subtotal                                        3,015.63
     --------------------------------------------------------
     TOTAL                                          38,717.54
     --------------------------------------------------------

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     13.2 The detail of the portfolio by type of derivative as of December 31,
          2001, is as follows:

     --------------------------------------------------------------------------------------------------
                                                                       Millions
                                               --------------------------------------------------------
                                                                         2001
                                               --------------------------------------------------------
                                                             Telefonica Receives      Telefonica Pays
                                               Equivalent   -------------------------------------------
     Type of risk                              Euro Value     Value     Currency     Value     Currency
     --------------------------------------------------------------------------------------------------
     Euro interest rate swaps in euros           4,950.97
     --------------------------------------------------------------------------------------------------
     Fixed to floating                           1,462.30    1,462.30     Euro      1,462.30     Euro
     Floating to fixed                           2,424.45    2,424.45     Euro      2,424.45     Euro
     Floating to floating                        1,064.22    1,064.73     Euro      1,064.22     Euro
     --------------------------------------------------------------------------------------------------
     Cross currency interest rate swaps          6,371.56
     --------------------------------------------------------------------------------------------------
     Fixed to floating                           4,247.71    3,800.00      USD      3,800.00      USD
     Floating to fixed                           2,123.85    1,900.00      USD      1,900.00      USD
     --------------------------------------------------------------------------------------------------
     Exchange rate swaps                        17,788.10
     --------------------------------------------------------------------------------------------------
     Fixed to fixed                              3,437.44
     EUR/GBP                                       128.77      121.49      EUR         80.00      GBP
     GBP/EUR                                       121.49       80.00      GBP        121.49      EUR
     USD/EUR                                     1,467.85    1,356.52      USD      1,467.85      EUR
     EUR/USD                                     1,425.80    1,379.55      EUR      1,275.52      USD
     JPY/USD                                       152.02   16,456.00      JPY        136.00      USD
     USD/JPY                                       141.51      136.00      USD     16,456.00      JPY
     Fixed to floating                             898.65
     USD/EUR                                       173.12      157.16      USD        173.12      EUR
     JPY/EUR                                       725.53   78,200.00      JPY        725.53      EUR
     Floating to floating                       13,452.01
     EUR/USD                                     5,835.36    4,980.32      EUR      5,220.31      USD
     EUR/GBP                                       273.64      265.59      EUR        170.00      GBP
     GBP/EUR                                       265.59      170.00      GBP        265.59      EUR
     JPY/EUR                                       282.01   30,000.00      JPY        282.00      EUR
     USD/EUR                                     6,795.41    6,853.69      USD      6,795.41      EUR
     --------------------------------------------------------------------------------------------------
     Forward transactions                        2,552.55
     --------------------------------------------------------------------------------------------------
     EUR/USD                                     1,142.61    1,073.39      EUR      1,023.00      USD
     USD/EUR                                     1,409.94    1,275.00      USD      1,409.94      EUR
     --------------------------------------------------------------------------------------------------
     Subtotal                                   31,663.18
     -------------------------------------------------------

     --------------------------------------------------------------------
     Notional amounts of structured products
        with options                              Euros       Notional
     --------------------------------------------------------------------
     Interest rate options                      2,165.05
     --------------------------------------------------------------------
     Caps & Floors                                705.37
     USD                                          223.56     200.00   USD
     EUR                                          481.81     481.81   EUR
     Swaptions                                  1,380.35
     USD                                        1,117.82   1,000.00   USD
     EUR                                          262.53     262.53   EUR
     Interest rate options                         79.33      79.33   EUR
     --------------------------------------------------------------------
     Equity swaps                                 448.85     448.85   EUR
     --------------------------------------------------------------------
     Subtotal                                   2,613.90
     ---------------------------------------------------
     Total                                     34,277.08
     ---------------------------------------------------

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--------------------------------------------------------------------------------

     The detail, by maturity, of the hedging transactions in 2002 and 2001 is as follows:

     ------------------------------------------------------------------------------------
                                                            2002
                                  -------------------------------------------------------
     Underlying                                 Up to       1 to 3     3 to 5     Over 5
     Instrument Hedged              Amount      1 Year      Years       Years      Years
     ------------------------------------------------------------------------------------
     With Underlying Instrument
     ------------------------------------------------------------------------------------
     Loans                        25,438.85    3,535.94   15,667.99   3,678.96   2,555.96
     Euro                         12,312.63    1,601.07    6,641.76   2,270.85   1,798.95
     Foreign currency             13,126.22    1,934.87    9,026.23   1,408.11     757.01
     MTN debentures and bonds     11,353.86    7,115.63    2,752.94     114.43   1,370.86
     Euro                            410.83       50.73          --         --     360.10
     Foreign currency             10,943.03    7,064.90    2,752.94     114.43   1,010.76
     ------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------
     Liabilities                   1,547.78       47.78          --         --   1,500.00
     Swaps                            47.78       47.78          --         --         --
     Interest rate options         1,500.00          --          --         --   1,500.00
     Forward transactions                --          --          --         --         --
     Shares                          377.05      377.05          --         --         --
     ------------------------------------------------------------------------------------
     Total                        38,717.54   11,076.40   18,420.93   3,793.39   5,426.82
     ------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------
                                                            2001
                                  -------------------------------------------------------
     Underlying                                 Up to       1 to 3     3 to 5     Over 5
     Instrument Hedged              Amount      1 Year      Years       Years      Years
     ------------------------------------------------------------------------------------
     With Underlying Instrument
     ------------------------------------------------------------------------------------
     Loans                        17,596.76    8,047.59    5,663.48   1,593.33   2,292.36
     Euro                         11,897.45    5,253.00    2,812.30   1,539.79   2,292.36
     Foreign currency              5,699.31    2,794.59    2,851.18      53.54         --
     MTN debentures and bonds     14,905.69    4,750.56    6,338.34     464.29    3,352.5
     Euro                          4,487.23    1,977.10    1,000.00     391.78   1,118.35
     Foreign currency             10,418.46    2,773.46    5,338.34      72.51   2,234.15
     ------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------
     Liabilities                   1,325.78      907.29       58.39       0.00     360.10
     Swaps                           289.54      231.15       58.39         --         --
     Exchange rate options           481.81      121.71          --         --     360.10
     Interest rate options           554.43      554.43          --         --         --
     Forward transactions            448.85      448.85          --         --         --
     ------------------------------------------------------------------------------------
     Total                        34,277.08   14,154.29   12,060.21   2,057.62   6,004.96
     ------------------------------------------------------------------------------------

                                       40

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(14) TAX MATTERS

     14.1 Deferred tax assets and liabilities

          The detail as of December 31, 2002 and 2001, of Telefonica's deferred tax assets and liabilities, and of the variations therein in 2002 and 2001, is as follows:

          -------------------------------------------------------------------------------------
                                         Deferred Tax   Deferred Tax     Intercompany Deferred
                                            Assets      Liabilities    Tax Liabilities/(Assets)
                                         ------------------------------------------------------
                                           Long Term      Long Term            Long Term
          -------------------------------------------------------------------------------------
          Balance at December 31, 2000       35.04         312.45                  8.48
          -------------------------------------------------------------------------------------
          Reversal                              --        (312.32)                   --
          Arising in the year                55.99           3.74                 33.91
          -------------------------------------------------------------------------------------
          Balance at December 31, 2001       91.03           3.87                 42.39
          -------------------------------------------------------------------------------------
          Reversal                          (36.06)            --                    --
          Arising in the year                20.22             --                  4.78
          Other variations                  (16.01)         (3.87)               (12.46)
          -------------------------------------------------------------------------------------
          Balance at December 31, 2002       59.18             --                 34.71
          -------------------------------------------------------------------------------------

          Telefonica's deferred tax assets relate mainly to employee long-service bonuses, and to accounting provisions recorded for investments in companies with negative underlying book values.

          The deferred tax liabilities reversed in 2001 relate mainly to timing differences due to the reinvestment of extraordinary gains.

     14.2 Taxes payable and taxes receivable

          The detail of the "Taxes Payable" and "Taxes Receivable" captions as of December 31, 2002 and 2001, is as follows:

          ------------------------------------------------------------------------------------
                                                                          Millions of Euros
                                                                       -----------------------
                                                                       Balance at   Balance at
                                                                        12/31/02     12/31/01
          ------------------------------------------------------------------------------------
          Taxes payable:
          Long-term taxes payable:                                        34.71        46.26
             Deferred tax liabilities                                     34.71        46.26

          Short-term taxes payable:                                       12.16       147.80
             Personal income tax withholdings                              1.05         4.83
             VAT                                                           7.51         3.80
             Withholdings from income from movable capital and other       2.32         0.02
             Corporate income tax:
             Individual tax                                                  --       137.66
             Accrued social security taxes                                 1.28         1.49
          ------------------------------------------------------------------------------------
          Total                                                           46.87       194.06
          ------------------------------------------------------------------------------------

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--------------------------------------------------------------------------------

          ---------------------------------------------------------------------------
                                                                 Millions of Euros
                                                              -----------------------
                                                              Balance at   Balance at
                                                               12/31/02     12/31/01
          ---------------------------------------------------------------------------
          Taxes receivable:
          Long-term taxes receivable (Note 7):                 4,932.90      435.28
             Deferred tax assets                                  59.18       91.03
             Long-term tax loss carryforwards                  4,873.72      344.25

          Short-term taxes receivable:                            45.41       84.71
             Corporate income tax prepayments:
                Withholdings                                       6.27        3.62
                Corporate income tax refundable                    2.67       54.57
                Taxes recoverable and other                        0.11          --
                VAT and Canary Islands general indirect tax       36.36       26.52
          ---------------------------------------------------------------------------
          Total                                                4,978.31      519.99
          ---------------------------------------------------------------------------

          The increase in the balance of the "Long-Term Tax Loss Carryforwards" caption relates to the tax loss reported at year-end by the tax group headed by Telefonica.

     14.3 Reconciliation of the loss per books to the tax base and determination of the corporate income tax revenue and net tax refundable.

          The corporate income tax revenue and the net tax refundable for 2002 and 2001 are as follows.

          ------------------------------------------------------------------------------------
                                                                            Millions of Euros
                                                                           -------------------
                                                                             2002        2001
          ------------------------------------------------------------------------------------
          Loss before taxes per books                                      (5,766.30)  (619.09)
          Permanent differences                                             2,747.13   (315.28)
          Timing differences:
          Arising in the year                                                  57.78    103.41
          Arising in prior years                                             (103.04)   886.28
          Tax base                                                         (3,064.43)    55.32
          Gross tax payable                                                (1,072.55)    19.36
          Tax credits capitalized pursuant to ICAC resolution (Note 4-k)      (85.61)       --
          Other tax credits and tax relief                                   (152.25)       --
          Corporate income tax payable (receivable)                        (1,310.41)    19.36
          Timing differences                                                   15.84   (346.38)
          Corporate income tax accrued in Spain                            (1,284.57)  (327.02)
          Foreign taxes                                                         5.06     62.45
          Other                                                                 1.90     (0.34)
          Total income tax                                                 (1,287.61)  (264.91)
          ------------------------------------------------------------------------------------

          The tax credits recorded were taken basically for reinvestment of gains and for double taxation.

          The permanent differences relate mainly to the investment valuation provisions recorded by the Group companies included in the consolidated corporate income tax group in order to avoid duplication, since these companies have recorded the tax asset in their own individual financial statements, to dividends received from tax group or foreign companies taxed at source and to nondeductible provisions.

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          The detail of the adjustments for timing differences in 2002 is as follows:

          -----------------------------------------------------
                                                    Millions of
                                                       Euros
          -----------------------------------------------------
          Timing differences arising in the year:
          Long-service bonuses                          7.09
          Investment valuation provisions             (52.35)
          -----------------------------------------------------
          Total                                       (45.26)
          -----------------------------------------------------

          In 2001 all the deferred income ((euro)886.28 million) was reversed, in accordance with Transitional Provision Three of Law 24/2001 on tax, administrative, labor and social security measures.

          The taxes incurred abroad relate mainly to the corporate income tax borne by the permanent establishment in Argentina.

     14.4 On September 25, 2002, tax audits commenced at several of the companies included in tax group 24/90 of which Telefonica, S.A. is the parent company. The taxes subject to review are corporate income tax (for the years from 1998 to 2001) and VAT and tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax and nonresident income tax (1998 to 2001). No material liabilities are expected to arise as a result of the reviews currently being performed by the tax inspection authorities

(15) OTHER NONTRADE PAYABLES

     The balance of this caption relates mainly to compensation payable and to other payables relating to fixed asset purchases.

(16) REVENUES AND EXPENSES

     16.1 Operating revenues

          The revenues from sales and services in 2002 and 2001 related to sales to Group companies and, principally, to the management contract with Telefonica de Argentina, S.A.

          In November 1990 Telefonica and Telefonica Argentina, S.A. entered into a management contract expiring in 2003 regulating the counseling services rendered by Telefonica and the price thereof. The revenues received in this connection in 2002 and 2001 amounted to (euro)29.90 million and (euro)140.50 million, respectively, and these amounts are recorded under the "Net Sales to Group Companies" caption in the accompanying statements of operations.

     16.2 Personnel expenses

          The detail of the personnel expenses is as follows:

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--------------------------------------------------------------------------------

          --------------------------------------------------------------------
                                                                 2002    2001
          --------------------------------------------------------------------
          Compensation, incentive schemes, etc.                  74.81   68.79
          Pension plans (Note 4-h)                                2.27    2.01
          Employee welfare expenses and other                    12.98    9.43
          --------------------------------------------------------------------
          Total                                                  90.06   80.23
          --------------------------------------------------------------------

          The "Compensation, Incentive Schemes, etc." caption includes the period expense for 2002 and 2001 relating to the Telefonica stock option plan (TOP) allocable to Company personnel, amounting to
          (euro)7.09 million in both years.

     16.3 Average number of employees

          ------------------------------------------------------------------
          Category                                               2002   2001
          ------------------------------------------------------------------
          University graduates and other line personnel           574    514
          Junior college graduates and technicians (draftsmen)      7      6
          Supervisors and data processing assistants              160    136
          Operators                                                21     18
          Building and services personnel                           7      6
          ------------------------------------------------------------------
          Total                                                   769    680
          ------------------------------------------------------------------

          The total number of employees as of December 31, 2002, was 799 (727 in 2001).

          Compensation systems tied to share market price

          Telefonica currently has in place two compensation systems tied to the market price of its shares, one of which (the TOP Plan) is aimed exclusively at executive personnel, including the executive directors of Telefonica, while the other (the TIES Program) is aimed at all the personnel of Telefonica and its Spanish and foreign subsidiaries. Both systems were approved by the Stockholders' Meeting held on April 7, 2000.

          Following is a detailed account of each of these two plans:

          a)   TOP Plan

          At its meeting on May 26, 1999, Telefonica, S.A.'s Board of Directors approved a compensation system tied to the market price of the Company's shares (the "TOP Plan"), through the grant of options on the Company's shares. The term of this plan is four years and three months from the launch date (June 28, 1999).

          The implementation of the Plan and the exercise and sale of the related stock option rights were approved by the aforementioned Stockholders' Meeting of Telefonica, S.A. on April 7, 2000.

          The approval and implementation of this incentive Plan were notified to the Spanish National Securities Market Commission (CNMV) and published in the Complete Prospectus, which was verified and registered in the CNMV's Official Register on June 29, 1999; in the Continued Prospectus, which was verified and registered on June 23, 2000; and in the Specific Prospectus on the compensation systems tied to the market price of Telefonica, S.A. shares in force prior to January 1, 2000, which was verified and registered in the CNMV's Official

                                       44

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          Register on April 18, 2000. This prospectus included a clear description of the main features of the program and of the procedures for the assignment, exercise and settlement of the options.

          Also, the CNMV was notified in due time and form of the assignment of options derived from this compensation system to executive directors, general managers and persons of a similar rank of Telefonica, S.A.

          The TOP Plan, which is targeted at approximately 500 beneficiary executives of several Telefonica Group companies, consists of the grant to each beneficiary covered thereby of ten 10 type-A options and ten type-B options on Telefonica, S.A. shares for every Telefonica, S.A. share assigned by each beneficiary to the Plan and which the beneficiaries must keep throughout the term of the Plan. The beneficiaries may exercise the stock option rights from the second year of the term of the Plan onwards at a rate of one-third of the total number of type-A options and one-third of the type-B options in arrears, i.e. in three equal portions in the second, third and fourth year of the Plan; the Company reserves the right to settle the Plan at each of the aforementioned maturity dates by paying the beneficiaries the result of the settlement in the form of shares or in cash. One share equals one option.

          At the launch date, the exercise price of the options granted was as follows: for the type-A options, the exercise price was established on the basis of the market price of the shares when the compensation system was introduced ((euro)46.18 per share); whereas the exercise price for the type-B options was set at the same price plus 50% ((euro)69.27 per share). These figures related to the par value of the Telefonica, S.A. shares when the Plan was launched and, accordingly, prior to the three-way share split, consisting of three new shares for every old share, carried out in July 1999. Therefore, following this split and taking into account the antidilution clauses in the Plan, the type-A and type-B option exercise prices were (euro)15.09 and
          (euro)22.63 as of December 31, 2000, respectively; (euro)14.50 and
          (euro)21.75 as of December 31, 2001, respectively; and (euro)13.94 and
          (euro)20.91 as of December 31, 2002, respectively.

          Originally 411 Telefonica Group executives were the beneficiaries of the TOP Plan (including four executive directors and nine general managers and persons of a similar rank). Consequently, although initially the TOP Plan was only partially awarded, it was established that if all the executives (approximately 500) targeted by the Plan had availed themselves of it, the total number of shares assigned to the Plan would have been 270,237 and, consequently, the total number of options granted would have been 5,404,740, prior to the aforementioned three-way share split carried out in July 1999.

          Clearly, the TOP Plan provided for the possibility of assigning new options at dates subsequent to that on which it was introduced, particularly to cater for the needs which were disclosed as a result of the executive compensation policies and of new executive hirings. This possibility was expressly approved by the Stockholders' Meeting of Telefonica, S.A. in a resolution adopted on June 15, 2001.

          In October 2000 and February and April 2001 new options were assigned under the TOP Plan to a further three executive directors and to executives who had joined the Group after the launch of the Plan, or who, as a result of promotion, held positions of responsibility which carried a higher level of option assignments than that at which they joined the Plan.

                                       45

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          The new option assignments made in October 2000 and February and April
          2001 (which were expressly ratified through a resolution adopted by the Stockholders' Meeting of Telefonica, S.A. on June 15, 2001) did not entail an extension of the TOP Plan, but rather in order to make these assignments, the remaining options that had been held by the Company throughout the term of the Plan were used. Accordingly, the terms and conditions of the options assigned on the aforementioned dates are the same as those of the TOP Plan, except for the exercise price thereof. In the case of the type-A options the exercise price was set at the Telefonica, S.A. share market price when the new assignments were approved by the competent corporate governing body.

          Also, on June 15, 2001, the Stockholders' Meeting of Telefonica, S.A. empowered the Board of Directors to make, within the total volume of options under the TOP Plan, additional assignments of options to executive directors and general managers and persons of a similar rank, provided that the maximum number of options to be assigned to each director or senior executive did not exceed 175,000 type-A options or 175,000 type-B options. In no case could the exercise price for the type-A options be lower than the market price of the Company shares when the options were granted, and in no case could the exercise price of the type-B options be lower than that amount increased by a percentage of between 25% and 50%.

          On December 31, 2001 (taking into account the fact that by that date the Board of Directors had not exercised the powers granted to it, as mentioned above, by the Stockholders' Meeting on June 15, 2001), there were 453 beneficiaries of the TOP Plan (including five executive directors of Telefonica, S.A. and ten general managers or persons of similar rank), who held a total of 14,966,640 purchase options on Telefonica, S.A. shares.

          Subsequently, because, effective January 2, 2002, certain beneficiaries of the TOP Plan who work for subsidiaries of Telefonica Moviles, S.A. were included under the latter's stock option plan known as the MOS Program, which was set up after the TOP Plan, which led to their automatic exclusion from the latter Plan because of the total incompatibility of the two Plans, the number of beneficiaries of the TOP Plan and the number of options assigned thereunder was significantly reduced. Therefore, as of that date (January 2, 2002) there were 335 beneficiaries of the TOP Plan (including four executive directors of Telefonica, S.A. and ten general managers or persons of similar rank), who held a total of 12,158,820 purchase options on Telefonica, S.A. shares.

          In January 2002 the Board of Directors, exercising the powers granted to it by the aforementioned Stockholders' Meeting on June 15, 2001, resolved to assign options under the TOP Plan to several Telefonica Group executives, for which purpose unassigned options included within the total volume of options initially approved for the Plan were used. The beneficiaries of this assignment included three general managers or persons of similar rank.

          At 2002 year-end, there were 324 beneficiaries (participants) of the TOP Plan, who held a total of 13,066,516 purchase options on Telefonica, S.A. shares. These TOP Plan beneficiaries (participants) included 4 executive directors of Telefonica, S.A. and 13 general managers and persons of similar rank.

          In order to cover the risks and economic obligations derived from the TOP Plan, the Group arranged hedging contracts with BBV and Argentaria, at a maximum total cost for the Telefonica Group of
          (euro)72.12 million. (euro)13.70 million of this cost have not yet been taken to income (see Note 8).

                                       46

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          b)   TIES Program

          On February 23, 2000, the Board of Directors of Telefonica, S.A. approved the establishment of a new compensation system tied to the market price of the Company's shares, with the grant of options on Company shares, known as the TIES Program. This Program is aimed at all the employees of Telefonica, S.A. and its Spanish and foreign subsidiaries who meet the requirements established in the rules governing the Program and who are not participating in any other similar stock or stock option plan.

          The aim of the TIES Program is identical to those achieved by other similar programs implemented in the past by Telefonica, S.A. or its subsidiaries and is broadly similar to programs which have been introduced in several European countries and in the U.S. Its main purpose is to introduce a system of global incentives and to reward the past and future services of all the employees of Telefonica, S.A. and its subsidiaries in the coming years. The TIES Program will basically motivate all its beneficiaries by giving them access to Telefonica, S.A. shares under highly favorable terms and conditions.

          In order to achieve the purposes of the Program, on April 7, 2000, the Stockholders' meeting of Telefonica, S.A. approved two capital increases with disapplication of prepreemptive subscription rights, for a par value of (euro)1,197,880 and (euro)31,504,244, respectively, through the issuance of 1,197,880 and 31,504,244 new shares, respectively, of (euro)1 par value each, with additional paid-in capital of 400% of the par value.

          The main features of the TIES Program are as follows:

          1. Number of shares offered for initial acquisition by the beneficiaries: 1,197,880.

          2.   Issue price: (euro)5.

          3.   Maximum no. of shares under option assigned to beneficiaries:
               31,504,244. This figure, which is the maximum amount necessary to cover the total rights carried by the shares initially assigned, also includes a reserve for new beneficiaries of the Program equal to 4.5% of the initial beneficiaries.

          4. Method of assignment of shares under option: depends on the appreciation of Telefonica, S.A. shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefonica, S.A. initially acquired. The initial reference value is set at (euro)20.5 per share.

          5.   Exercise price: (euro)5.

          At its meeting on June 28, 2000, the Board of Directors of Telefonica, S.A. resolved to commence implementation of the TIES Program (the features and general terms of which had been established on February 23, 2000, by the Board of Directors' Meeting that approved the creation of the Program), and established the requirements to be met by the employees of the subsidiaries of Telefonica, S.A. in order to become beneficiaries of the TIES Program.

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          Subsequently, on November 29, 2000, the Board of Directors of
          Telefonica, S.A. adapted to the date on which the Program was ultimately launched the conditions and requirements to be met by the employees of the companies participating in the Program in order to become beneficiaries of the Program and the reference value initially set.

          On February 14, 2001, the notarial deed of formalization and execution of the first capital increase at Telefonica indicated above was executed. The par value of the capital was increased by
          (euro)1,123,072, through the issuance of an equal number of common shares with additional paid-in capital of (euro)4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by the beneficiaries of the TIES Program.

          On February 20, 2001, the notarial deed of formalization and execution of the second capital increase at Telefonica to cater for the TIES Program was executed. The par value of the capital was increased by
          (euro)31,504,244, through the issuance of an equal number of common shares with additional paid-in capital of (euro)4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by BBVA (50%) and La Caixa (50%).

          On December 31, 2002, 75,842 persons were participating in the TIES program, who held a total of 29,956,042 purchase options on Telefonica, S.A. shares. As of that date, 550 Telefonica, S.A. employees were participating in the Plan.

     16.4 Other interest on accounts payable and similar expenses and revenues from other equity investments and loans

          The detail of these captions is as follows:

          -----------------------------------------------------------------------------
                                                                      2002       2001
          -----------------------------------------------------------------------------
          Debentures, bonds and other marketable debt securities      213.69     267.96
          Euro loans and credits                                      763.63     751.07
          Foreign currency loans                                      403.35     368.32
          -----------------------------------------------------------------------------
          Total interest on accounts payable and
             similar expenses                                       1,380.67   1,387.35
          -----------------------------------------------------------------------------
          Interest on loans to subsidiaries and associated
             companies                                              1,191.29   1,255.20
          Interest on financial investments in euros                   18.20      62.46
          Interest on financial investments in foreign currencies       0.19       0.47
          Revenues from financial derivatives                         104.55       5.89
          -----------------------------------------------------------------------------
          Total revenues from other equity investments and loans    1,314.23   1,324.02
          -----------------------------------------------------------------------------

          (euro)900.23 million and (euro)836.53 million of the expenses related to interest on accounts payable to Group companies in 2002 and 2001, respectively (see Note 16.8).

     16.5 Exchange differences

          The detail of the exchange losses charged to income is as follows:

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          -----------------------------------------------------------------
                                                            2002      2001
          -----------------------------------------------------------------
          Repayment of loans maturing in the year           122.46    39.77
          Potential losses in 2002 and subsequent years     502.17   242.45
          Recurring operations and derivatives              974.24   146.95
          -----------------------------------------------------------------
          Total                                           1,598.87   429.17
          -----------------------------------------------------------------

          The detail of exchange gains credited to income is as follows:

          -----------------------------------------------------------
                                                      2002      2001
          -----------------------------------------------------------
          Repayment of loans maturing in the year      21.23       --
          Adjustment of loans                             --   175.10
          Adjustment of foreign loans               1,013.88       --
          Recurring operations and derivatives        236.11   212.93
          -----------------------------------------------------------
          Total                                     1,271.22   388.03
          -----------------------------------------------------------

          The increase in exchange gains and exchange losses in 2002 with respect to 2001 is due basically to the significant fluctuations in the US$/euro exchange rate, offset by the effect of hedges arranged for this purpose.

     16.6 Extraordinary revenues

          The "Extraordinary Revenues" caption in the accompanying statement of operations relates to nonrecurring revenues obtained by the Company that were not material in 2002. As of December 31, 2001, it included
          (euro)106.87 million relating to the decrease in the allowance for treasury stock, as indicated in Note 4-f.

     16.7 Extraordinary expenses

          The detail of the extraordinary expenses is as follows:

          -------------------------------------------------------
                                                   2002     2001
          -------------------------------------------------------
          Prior years' losses                       6.21       --
          Provision for treasury stock (Note 9)   288.09       --
          Other extraordinary expenses            106.42   126.97
          -------------------------------------------------------
          Total                                   400.72   126.97
          -------------------------------------------------------

          The "Other Extraordinary Expenses" account includes most notably the provisions of (euro)34.62 million and (euro)74.45 million recorded by the Company in 2002 and 2001, respectively, to cover the underlying book value of certain investees, which was negative as of December 31. These provisions are recorded under the "Provisions for Contingencies and Expenses" caption in the accompanying balance sheet.

          Additionally, it includes (euro)56.15 million relating to the guarantees provided by Telefonica, S.A. arising from third-generation wireless telephony (UMTS) licenses (Note 7.1).

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     16.8 Transactions with Group companies

          Telefonica's main transactions in 2002 and 2001 with Group companies were as follows:

          ----------------------------------------------------------------------------------
                                                                           2002       2001
          ----------------------------------------------------------------------------------
          Dividends received                                               881.96   1,114.82
          Accrued interest                                               1,285.82   1,254.88
          Financial expenses (Note 16.4)                                  (900.23)   (836.53)
          Acquisitions of goods and services from the Telefonica Group     (45.24)    (33.25)
          Telefonica de Argentina management fee transferred to
             Telefonica de Espana                                           (1.49)     (6.81)
          ----------------------------------------------------------------------------------

          The dividends received in 2002 include most notably the dividend of
          (euro)855.54 million paid by Telefonica de Espana, S.A.U. and that of
          (euro)22.06 million paid by Telefonica Publicidad e Informacion, S.A. Those received in 2001 included most notably that of (euro)820.58 million paid by Telefonica de Espana, S.A., that of (euro)25.59 million paid by Telefonica Publicidad e Informacion, S.A. and that of
          (euro)265.92 million paid by Telesp Participacoes, S.A.

          The accrued interest in 2002 includes most notably that relating to Telefonica de Espana, S.A.U. ((euro)516.50 million), Telefonica Moviles, S.A. ((euro)302.29 million), Telefonica Internacional ((euro)222.99 million), Telefonica de Contenidos, S.A. ((euro)91.83 million) and Emergia, S.A. ((euro)59.73 million). The accrued interest in 2001 included most notably that relating to Telefonica de Espana, S.A.U. ((euro)557.22 million), Telefonica Moviles, S.A. ((euro)304.68 million), Telefonica Internacional ((euro)142.76 million), Telefonica de Contenidos, S.A. ((euro)72.56 million) and Emergia S.A. ((euro)75.15 million).

(17) DIRECTORS' COMPENSATION AND OTHER BENEFITS

     The compensation of the directors of Telefonica, S.A. consists of a fixed monthly payment and of attendance fees for attending the Board of Directors advisory committee meetings. Also, the executive directors receive compensation for the executive duties discharged by them.

     In 2002 the members of the Board of Directors of Telefonica, S.A. earned
     (euro)11,907,088.40 ((euro)3,312,042.31 fixed monthly payment, including the payments received for their membership on other company Boards within the Telefonica Group; (euro)76,416.29 of attendance fees for attending the Board of Directors advisory committee meetings; (euro)8,405,975.34 of salaries and variable compensation of the executive directors;
     (euro)69,537.84 of compensation in kind paid to the executive directors, which include life insurance premiums; and (euro)43,116.62 of contributions paid by the Company, as promoter and for executive directors, to pension plans).

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     The breakdown of the compensation and benefits received by the directors in
     2002 is as follows:

     1. Board of Directors: annual amount of the fixed payment received by each director (in euros):

          ----------------------------------
                 Position            2002
          ----------------------------------
                 Chairman          90,151.82
          ----------------------------------
             Deputy Chairmen      150,253.03
          ----------------------------------
              Directors (1):
           Executive directors     90,151.82
            Nominee directors      90,151.82
          Independent directors    90,151.82
          ----------------------------------

          (1) Two independent directors, one of whom left the Board in December 2002, receive an additional annual payment of (euro)60,101.21 each, because their experience and work in relation to Latin America is of special interest to the Company.

     2. Standing Committee: annual amount of the fixed payment received by each director (in euros):

          ---------------------------
             Position         2002
          ---------------------------
          Chairman          60,101.21
          ---------------------------
          Deputy Chairman   60,101.21
          ---------------------------
          Directors         60,101.21
          ---------------------------

     The directors do not receive any attendance fees for attending meetings of the Board of Directors or of the Standing Committee.

     3. Other committees of the Board of Directors: total annual amounts for attending meetings of the advisory committees of the Board of Directors, received by all the directors.

     ---------------------------------------------------------------------------------
                     Committee                                2002
     ---------------------------------------------------------------------------------
     Audit and Control                        Attendance fee per meeting: (euro)858.61
     4 directors                              Number of meetings: 8
                                              Total received: (euro)24,041.08
     ---------------------------------------------------------------------------------
     Appointments and Compensation and Best   Attendance fee per meeting: (euro)858.61
     Practice Corporate Governance
     4 directors                              Number of meetings: 8
                                              Total received: (euro)26,616.91
     ---------------------------------------------------------------------------------
     Human Resources and Corporate            Attendance fee per meeting: (euro)858.61
     Reputation                               Number of meetings: 3
     4 directors                              Total received: (euro)10,303.32
     ---------------------------------------------------------------------------------
     Regulation                               Attendance fee per meeting: (euro)858.61
     4 Directors                              Number of meetings: 4
                                              Total received: (euro)11,161.93
     ---------------------------------------------------------------------------------
     Service Quality and Commercial Service   Attendance fee per meeting: (euro)858.61
     4 Directors                              Number of meetings: 2
                                              Total received: (euro)4,293.05
     ---------------------------------------------------------------------------------

     4. Executive directors: total amounts (in euros) received by the executive directors taken as a whole for the items indicated below:

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     ---------------------------------------------
                                         2002
     ---------------------------------------------
     Salaries                         4,096,718.56
     ---------------------------------------------
     Variable compensation            4,309,256.78
     ---------------------------------------------
     Compensation in kind                69,537.84
     ---------------------------------------------
     Contributions to pension plans      43,116.62
     ---------------------------------------------

     The executive directors Cesar Alierta Izuel, Fernando Abril-Martorell Hernandez, Antonio J. Alonso Ureba and Antonio Viana-Baptista, in their capacity as directors of the Telefonica Group, are beneficiaries of the compensation plan linked to the share market price of the shares of Telefonica, S.A. targeted at the Telefonica Group's executives (the "TOP Plan") discussed in Note 16.3; the cost for Telefonica of the aforementioned compensation plan, with respect to the executive directors participating in the plan, amounted to (euro)1.2 million in 2002 and
     (euro)1.26 million in 2001.

     Additional notes:

     a) The nonexecutive directors do not receive any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

     b) In 2002 the Company did not grant any advances, loans or credits to the directors.

(18) OTHER INFORMATION

     Financial guarantees

     ----------------------------------------------------------------------
                                                         2002       2001
     ----------------------------------------------------------------------
     Guarantees provided for financial transactions   14,292.94   13,722.65
     ----------------------------------------------------------------------

     The "Guarantees Provided for Financial Transactions" account relates mainly to guarantees provided by Telefonica to third parties to secure the transactions of its subsidiaries and investees, mainly Telefonica Europe, B.V.

     No significant losses are expected to arise for the Company in connection with these commitments.

     The amount indicated for guarantees provided by Telefonica S.A. includes most notably the guarantee provided to certain credit institutions to cover the obligations of Ipse 2000, S.p.A. arising from the deferral of payment for the third-generation wireless telephony license in Italy. These guarantees are in turn counterguaranteed by the Group's subsidiaries that own the investment in Ipse 2000, S.p.A.

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     Litigation

     Telefonica. S.A. and its Group companies are party to numerous lawsuits which are currently in progress in the law courts and the arbitration courts of the various countries in which the Telefonica Group is present. These lawsuits cover substantially all areas of law.

     However, Telefonica, S.A. considers it reasonably certain that any adverse outcome of these lawsuits will not materially affect the Group's economic and financial position or solvency. These lawsuits include most notably the following:

          1. A court proceeding contesting the resolutions adopted by the Special Stockholders' Meeting of Telefonica, S.A. on February 4, 2000.

               The stockholder Javier Sotos Garcia, who owns 300 shares of the Company, has filed a complaint contesting the resolutions adopted by the Special Stockholders' Meeting on February 4, 2000, based on the purported contravention of the rules regulating the holding of the Meeting and on the purported contravention of the rules for disapplication of preemptive rights of subscription in capital increases.

               The Company is convinced that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company and, since there has been no court decision in this connection, the complaint filed does not in any way signify holding in abeyance the implementation of the corporate resolutions approved by the Stockholders' Meeting and contested in that court proceeding.

          2. A court proceeding contesting certain resolutions adopted by the Annual Stockholders' Meeting of Telefonica, S.A. on June 15, 2001.

               The aforementioned stockholder, Javier Sotos Garcia, has also filed a complaint contesting some of the resolutions adopted by the Company's Annual Stockholders' Meeting on June 15, 2001.

               By filing this new complaint contesting the corporate resolutions, the objective of Javier Sotos Garcia is to have the resolutions adopted by the Stockholders' Meeting in relation to the following items on the Agenda set aside by the Court: item I (approval of the 2000 financial statements and of the conduct of business by the Board of Directors in that year); item X (capital increase for the acquisition of the shares of various Mexican cellphone companies owned by Motorola); and item XII (capital increase to cover the Company's stock option plan for Endemol employees).

               The aforementioned proceeding is based on the purported contravention of the contesting stockholder's right to information and on the purported contravention of the legal rules for disapplication of preemptive rights of subscription in capital increases.

               The Company is convinced that the outcome of the aforementioned court proceeding will also be wholly satisfactory for the Company.

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               Also, it should be noted that the complaint filed against the aforementioned resolutions adopted by the Stockholders' Meeting on June 15, 2001, does not in any way signify holding in abeyance the possible implementation of those resolutions.

          3. Complaint filed by IDT against Telefonica, S.A., Terra Networks, S.A. and Lycos, Inc.

               International Discount Telecommunications Corporation (IDT) filed a complaint with the State Courts of New Jersey (U.S.) against Telefonica, S.A., Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc., seeking the payment of damages amounting to approximately US$ 6,600 million.

               This complaint is based on the purported breach of the joint venture agreement entered into between IDT and Terra in October 1999, on purported nonperformance of the obligations deriving from the agreement to terminate the aforementioned agreement, on purported fraud and contravention of the legislation regulating the issuance of securities (Federal Securities Exchange Act), and on purported fraudulent concealment of information.

               After the complaint had been filed, IDT modified its complaint by eliminating all express references to a claim for damages of a specific amount, since this contravenes the U.S. legislation applicable to the claim. Accordingly, the lawsuit is for an unspecified amount, without prejudice to the possibility of the damages being specified and quantified in the course of the proceeding.

               In May 2002 the State Courts of New Jersey decided to dismiss counts X and XI of the complaint, relating to the purported breach of the joint venture agreement.

               Recently IDT added a new claim to the "second modified complaint" alleging the liability of Telefonica, as a control person, for the alleged fraud against Terra in its negotiations with IDT, which culminated in the termination agreement. Telefonica has filed objections to this claim, which are being considered by the Court.

               Legal counsel for the defendants consider that the defendants have a sound defense with respect to the complaint filed against them and, accordingly, Telefonica is convinced that the outcome of the aforementioned lawsuit resulting from the complaint filed by IDT will not be unsatisfactory for Telefonica or for Terra and that, if it were, the economic and financial impact on the Telefonica Group should not be material.

          4. Notice of arbitration filed by IDT against Telefonica Internacional, S.A.

               International Discount Telecommunications Corporation (IDT) filed a notice of arbitration against Telefonica Internacional, S.A. (Sole-Stockholder Company) at the American Arbitration Association (AAA).

               The notice of arbitration is based on the purported breach of a memorandum of understanding entered into by IDT and Telefonica International on August 11, 1999. IDT is seeking in its statement of claim damages by reason of the breach of not less than US$ 2,000 million, as well as the performance of the aforementioned memorandum of understanding.

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               In turn, Telefonica International, S.A. (Sole-Stockholder
               Company) filed a counterclaim against IDT for damages amounting to US$ 3,500 million.

               Telefonica, S.A. is convinced that the outcome of the arbitral proceeding resulting from the notice of arbitration filed will not be unsatisfactory for Telefonica Internacional and that, if it were, the economic and financial impact on the Telefonica Group should not be material.

          5. Preliminary proceedings conducted by Central Examining Court no. 1 of the Audiencia Nacional (National Appellate Court).

               Central Examining Court no. 1 of the National Appellate Court is conducting preliminary proceedings in relation to charges pressed in October 2000 by Juan Francisco Franco Otegui against certain ex-directors of Telefonica, S.A., and against the partner of the Company's audit firm, in relation to certain conduct and corporate resolutions alleged by Mr. Otegui to be acts constituting corporate offenses. To these preliminary proceedings was joined an investigation by the Special Public Prosecutor's Office for Combatting Corruption-Related Financial Crime in relation to the acquisition by Telefonica of the Dutch company Endemol.

          6.   Sistemas e Instalaciones de Telecomunicacion, S.A.U. (Sintel).

               As a result of the voluntary bankruptcy proceeding being conducted at Madrid Court of First Instance no. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which affect Telefonica, S.A.

               Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order, the related bodies sent Telefonica a payment demand for (euro)22.87 million, which represents the total amount paid for Sintel, since they consider null and void as a matter of law the involvement of Sintel in the contract dated December 30, 1998, in which a debt of (euro)21.35 million was recognized due to the sale of the shares of Sintel to Mastec Internacional, S.A. and the amounts paid by Sintel, which in the aforementioned contract appeared as a joint and several guarantor of the fulfillment of these payment obligations.

               Telefonica filed an ancillary complaint in which it proposes that the effects of the bankruptcy be backdated to a date closer to that of the bankruptcy order, so that the contract dated December 30, 1998, is not affected. The representatives of the employees filed a counterclaim proposing that the effects of the bankruptcy be backdated to the date of the sale of the Sintel shares (April
               1996).

               The two criminal proceedings which commenced recently are as follows:

               Expedited proceeding 273/2001, in relation to which, on September 24, 2002, Telefonica, S.A. and Telefonica de Espana, S.A. appeared before Central Examining Court no. 1 filing a civil suit as parties suffering loss, against the directors of Sintel and of Mastec Internacional, S.A. Leave was given for them to appear as parties to the proceeding.

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               Preliminary proceeding 362/2002, which was commenced on October
               23, 2002, by the Central Examining Court for a possible offense of extortion. This proceeding arises from the preceding one, concerns the possible commission of an offense of extortion in the assumption by Sintel of joint and several liability with Mastec for the obligation to pay the related sale price.

          Commitments

          Agreements with Portugal Telecom (Brazil)

          On January 23, 2001, Telefonica, S.A. and its subsidiary Telefonica Moviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all the wireless telephony businesses in Brazil and, accordingly, they undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the obtainment of the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. Also, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulatory and bylaw conditions.

          On October 17, 2002, Telefonica Moviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders' Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups' holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

          In accordance with the aforementioned definitive agreements, Telefonica Moviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage of ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefonica Moviles, S.A., which would be obliged to buy (directly or through another company), all of Portugal Telecom's ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group's holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefonica Moviles' choice, in (i) cash, (ii) Telefonica Moviles S.A. shares and/or Telefonica, S.A. shares, or (iii) a combination of the two. This sale option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

          Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefonica Moviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefonica, S.A., Telefonica Moviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in

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          Brasilcel N.V. Similarly, Telefonica Moviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the sale option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

          Agreements for the acquisition of Pegaso (Mexico)

          In accordance with the agreements entered into by Telefonica Moviles, S.A. on April 26, 2002, with Sprint, Leap Wireless, Qualcomm and other financial investors, the acquisition by Telefonica Moviles, S.A. of 65% of the capital stock of the Mexican company Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso) was definitively concluded on September 10, 2002.

          Also, in compliance with the agreements adopted on that date Telefonica Moviles, S.A. and the Burillo Group, which owns 35% of the remaining capital stock of Pegaso, all the shares of Pegaso were contributed to a company formed for this purpose called Telefonica Moviles Mexico, S.A. de C.V. Telefonica Moviles, S.A. also contributed to this new company the companies which it owned in the northern Mexico. After these contributions, Telefonica Moviles, S.A. had a 92% holding in the new company.

          Under the agreements entered into, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefonica Moviles Mexico, S.A. de C.V. The Burillo Group can exercise its sale option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its sale option, Telefonica Moviles could exercise its purchase option on the shares of the company owned by the Burillo Group. In this case, the purchase price for the shares will be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo Group's original investment in the company, to which interest will be added and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefonica Moviles' choice, in cash, in shares of Telefonica Moviles or a combination of the two.

          Also, under the shareholders agreement entered into the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

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          Telefonica International (Puerto Rico)

     1. On December 22, 1992, Telefonica International Holding B.V., which owns 14.9% of the shares of the Puerto Rican company Telecomunicaciones Ultramarinas de Puerto Rico (TUPR), entered into a stockholders agreement with the Puerto Rico Telephone Authority (PRTA) to acquire, through a reciprocal purchase-sale option, the shares representing the remaining 85.1% of the capital stock of TUPR.

          On May 21, 1999, Telefonica International Holding B.V. announced its intention to exercise this purchase option; however, the purchase transaction was never carried out.

          On April 4, 2002, PRTA exercised its sale option, and notified Telefonica Internacional Holding B.V. of its decision to sell 85.1% of TUPR for a price, subject to a due diligence review, of US$ 24.9 million.

          The due diligence review has not yet been completed, mainly because the information which should be supplied by ATPR has not been received.

     2. On February 4, 2000, Telefonica Larga Distancia de Puerto Rico (TLD) and ClearCom, L.P. entered into a joint venture agreement to carry on the cellular telephony business in Puerto Rico through a new company (Newcomm). Under this agreement, which was subsequently modified, TLD was granted an option to acquire a 50.1% holding in Newcomm, by converting promissory notes into shares representing 49.9% of Newcomm's capital stock and entering into a share purchase agreement for shares representing the remaining 0.2%.

          In line with the process of reorganization by line of business carried out by the Telefonica Group, TLD and Telefonica Moviles, S.A. have agreed that the rights which the aforementioned agreement confers on the Telefonica Group will be transferred to Telefonica Moviles, S.A., and the related documents have already been prepared for presentation to the Federal Communications Commission (FCC), so that FCC can approve the transfer of licenses and the acquisition of a controlling interest in the company by Telefonica Moviles, S.A.

          Telefonica CTC Chile-Sonda

          On September 26, 2002, Telefonica CTC Chile, S.A. granted a shareholder of Sonda S.A., Inversiones Santa Isabel Limitada, a purchase option to be exercised between July 26 and August 5, 2005, on 35% of the capital of the aforementioned company, currently owned by Telefonica CTC Chile; the exercise of this option can be brought forward to between July 26 and July 31, 2003 and 2004. The price will be determined in accordance with the process stipulated in the related contract, and will be paid in cash.

          Atento

          Within the framework of the strategic agreement entered into on February 11, 2000, by BBVA and Telefonica, on December 4, 2001, the two entities signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefonica Group subsidiary, of the BBVA Group's Spanish and international call center business.

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          The transaction agreed on consists of: (i) the initial contribution by
          Telefonica S.A. of all its call center business (now carried on by Atento Holding Inc.) to a newly-formed subsidiary (Atento N.V.); and
          (ii) the subsequent inclusion of the BBVA Group in the stockholder structure of Atento N.V. through various monetary and nonmonetary contributions of all the shares of the Spanish companies Procesos Operativos, S.A. and Leader Line, S.A. These contributions will entail the transfer to Atento of all the BBVA Group's Spanish and international call center business and the subscription by BBVA of up to 9% of the capital stock of Atento N.V.

          The transaction also envisages the signing of various specific agreements for the provision to the BBVA Group by Atento of call center services in Spain and Portugal and in ten Latin American countries, for most of which contracts have already been signed. BBVA's ownership interest in Atento N.V. may be adjusted on the basis of whether these agreements are actually entered into and the volume of business actually contributed by the BBVA Group to Atento.

          Atento N.V. was incorporated on May 13, 2002. All Telefonica, S.A.'s call center business was contributed to it on that date. The contributions by the BBVA Group under the terms of the agreement discussed in this section had not yet been made as of that date, although this will foreseeably take place in the first quarter of 2003.

          Commitments relating to Via Digital

     1. Telefonica has provided to third parties, including other stockholders of DTS Distribuidora de Television Digital, S.A. (Via Digital), guarantees of the liquidity of the investments made which grant the beneficiaries a sale option and Telefonica, S.A. a purchase option, which can be exercised if certain conditions are met, including that relating to the statutory limitations of percentage of ownership of the capital stock. The total price of this purchase option would amount to approximately (euro)143 million.

     2. The agreements entered into by Sogecable, S.A., Telefonica, S.A. and Telefonica de Contenidos, S.A. (Sole-Stockholder Company) for the merger of Via Digital into Sogecable are described in Note 19.

     3. The agreement referred to in the previous point establishes the commitment of Telefonica de Contenidos, S.A. (Sole-Stockholder Company) to Sogecable, S.A. to offer it or another Telefonica Group company the possibility of acquiring the rights which DTS Distribuidora de Television Digital, S.A. (Via Digital) currently holds on the Soccer World Cup in Germany in 2006. In this regard, management of Via Digital plans to start offering the aforementioned rights to other operators in the market with a view to obtaining an optimum price for them. In accordance with the accounting principle of prudence in valuation, a provision of (euro)19.6 million was recorded in this connection with a charge to the accompanying statement of operations.

          Commitment of Telefonica de Contenidos with respect to Euroleague Marketing, S.L.

          Under a framework contract dated August 24, 2000 (amended on November 17, 2001), regulating the exploitation of economic rights (including mainly audiovisual, sponsorship and Internet rights, licenses, etc.) on the European basketball competition, the "Euroleague", Telefonica de Contenidos, S.A. (Sole-Stockholder Company), a subsidiary of Telefonica, S.A., has a commitment to pay Euroleague Marketing, S.L., a company in which Telefonica de

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          Contenidos, S.A. (Sole-Stockholder Company) owns a 70% holding, the difference between the revenues obtained by Euroleague Marketing, S.L. from the exploitation of the aforementioned rights and a maximum of US$ 25 million for the 2002/2003 season (a maximum of US$ 20 million for the remaining two seasons).

          Commitments of Telefonica de Contenidos in relation to Audiovisual
          Sport

          Telefonica de Contenidos, S.A. (Sole-Stockholder Company), a subsidiary of Telefonica, S.A., has provided a guarantee, to secure payment of(euro)74.5 million relating to 40% of the outstanding balance of the syndicated loan, originally amounting to (euro)300.51 million, granted by several financial institutions to Audiovisual Sport, S.L., a 40%-owned investee of Gestora de Medios Audiovisuales Futbol, S.L., which is a subsidiary of Telefonica de Contenidos, S.A.

          Also, it should be noted that the agreements relating to the merger of Via Digital and Sogecable provide for a commitment to acquire the 40% holding that Telefonica de Contenidos, S.A. (Sole-Stockholder Company) owns in Audiovisual Sport, S.L.

          Commitment relating to Endemol shares

          As indicated in Note 9-a, the Company has a stock option plan with the employees of Endemol involving shares of Telefonica, S.A. (the EN-SOP Program). Under this plan in 2001 a total of 1,281,040 options were granted at an exercise price of (euro)19.2898 per share. In 2002 1,933,504 options were granted at an exercise price of (euro)12.61 per share.

          Other commitments in the form of performance bonds for concessions or licenses

     1. Telefonica de Espana, S.A. (Sole-Stockholder Company), a subsidiary of Telefonica, S.A., has provided counter-guarantees for 43 guarantees provided by Banco Santander Central Hispano and by the insurance company Zurich totaling approximately (euro)100.9 million, relating to definitive guarantees provided by Telefonica Cable, S.A. (Sole-Stockholder Company), a subsidiary of Telefonica de Espana, S.A. (Sole-Stockholder Company), in relation to 43 concession contracts with the Spanish State for the provision of cable telecommunications services in 43 franchise areas.

          These guarantees ensure performance by the concession-holder company of the obligations assumed under the concession contracts, in particular in relation to coverage of the services and the timetable for their implementation. The aforementioned guarantees were maintained after the concession deeds were converted into 19 individual B1-type licenses.

          Through a Telecommunications Market Commission Resolution dated January 7, 2003, it was decided to propose to the Ministry of Science and Technology that 90% of the amount of the final guarantees provided by Telefonica Cable, S.A. (Sole-Stockholder Company) for the formalization of the aforementioned 43 contracts be reimbursed. The Ministry of Science and Technology has given notification of the commencement of the related cancellation proceeding, which must be completed within three months.

     2. Telefonica Moviles, S.A., a subsidiary of Telefonica, S.A., has provided certain financial guarantees to the Spanish State amounting to (euro)1,100 million, in relation to the grant to Telefonica Moviles Espana, S.A. (Sole-Stockholder Company) of a UMTS services license in

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          Spain. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network deployment, job creation, investments, etc.

          As of January 20, 2003, the guarantees amounted to (euro)721 million, since (euro)379 million were released as a result of fulfillment of certain of the objectives set. The release of a further (euro)90 million has been requested, for which the Ministry of Science and Technology has yet to verify that the related commitments have been met.

          Also, Telefonica Moviles Espana began conversations with the aforementioned Ministry, which have given rise to the commencement of an administrative proceeding, with a view to changing the current systems of guarantees, replacing all the guarantees in force by one or several guarantees, the overall amount of which, per the proposed resolution prepared by the Ministry, would not exceed (euro)203 million. These new guarantees would also secure all the commitments assumed in relation to the UMTS license and, accordingly, the guarantees would have to be provided again should they be totally or partially executed due to failure to fulfill any of the commitments that they are securing. A Ministerial Order to regulate this administrative proceeding is pending approval.

     3. In 1999 Telefonica de Argentina, S.A. provided guarantees to the Government of the Republic of Argentina for the fulfillment of obligations assumed by Telefonica Comunicaciones Personales, S.A. arising from the obtainment of its PCS licenses, amounting to US$ 22.5 million individually and to US$ 45 million on a joint and several basis with the other operator, Telecom. These guarantees are still in force, pending verification by the Argentine National Communications Commission of the fulfillment of the obligations secured by these guarantees.

     The contingencies arising from the guaranties, lawsuits and commitments described above were evaluated when the financial statements as of December 31, 2002, were prepared, and the provisions recorded with respect to the commitments taken as a whole are not representative. Also, these commitments are not expected to give rise to additional material contingencies.

     Fees paid to auditors

     The fees paid in 2002 to Deloitte&Touche Espana, S.L., the auditors of Telefonica, S.A., amounted to(euro)1.92 million.

     The detail of the foregoing amount is as follows:

                                                        -----------------
                                                        Millions of Euros
     --------------------------------------------------------------------
      Audit of financial statements                            0.41
      Other audit services                                     0.84
      Work additional to or other than audit services          0.67
     --------------------------------------------------------------------
      TOTAL                                                    1.92
     --------------------------------------------------------------------

     Environmental matters

     Telefonica, S.A., as head of the Telefonica Group, engages in activities relating to the ownership of shares and the provision of financing and corporate counseling to various Group companies. In

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     view of the business activities in which the Company engages, it does not have any liability, expenses, assets, or provisions and contingencies of an environmental nature that might be material with respect to its net worth, financial position and results of operations. Accordingly, specific disclosures relating to environmental issues are not included in these notes to 2002 financial statements.

(19) SUBSEQUENT EVENTS

     Capital increase in progress with a charge to reserves

     February 2003 saw the first of the Company's two capital increases with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, which the Board of Directors resolved to carry out at its Meeting on December 18, 2002.

     The capital increase was carried out through the issuance of 97,213,225 new common shares of the Company of (euro)1 par value each, thereby increasing the capital stock by (euro)97,213,225 to (euro)4,957,874.511. These new shares were assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

     The deed of capital increase was executed on February 12, 2003, and registered at the Mercantile Registry on February 18, 2002.

     Also, on February 12, 2003, the Standing Committee of the Board of Directors of Telefonica, S.A., making use of the powers granted to it by the Board of Directors on January 29, 2003, resolved to carry out the second capital increase with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, through the issuance of 99,157,490 new common shares of the Company, of the same series and carrying the same rights as the outstanding shares, of (euro)1 par value each, which will be assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

     The period for the assignment free of charge of the shares relating to the second capital increase is scheduled to commence in the second half of March 2003, and the new shares will foreseeably be admitted to official listing in mid-April 2003.

     Merger of Via Digital with Sogecable

     On May 8, 2002, Sogecable S.A. and Telefonica S.A. (the latter through its subsidiary Telefonica de Contenidos S.A. - Sole-Stockholder Company) entered into an agreement relating to the merger of DTS Distribuidora de Television Digital, S.A. (Via Digital) with Sogecable.

     The transaction was ratified by the Board of Directors of Telefonica de Contenidos S.A. (SoleStockholder Company) and Sogecable S.A. in May 2002, subject to the authorization of the relevant public authorities, which was granted on November 29, 2002, through the adoption by the Council of Ministers of certain resolutions authorizing the merger provided that certain conditions were met.

     On January 29, 2003, Sogecable S.A., Telefonica, S.A. and Telefonica de Contenidos S.A. (SoleStockholder Company) entered into an agreement whereby they deemed the contract terms

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     established for the merger of Sogecable and Via Digital to have been fully met. Also, Telefonica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. agreed on the related detailed action plans and deadlines for the instrumentation of the conditions imposed by the Government in the aforementioned Council of Ministers resolutions. Through these plans, Telefonica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. accepted the conditions established by the Government; however, they filed appeals for judicial review against certain of the conditions (obligation to distribute channels, joint marketing of commercial packages, price caps and prohibition of strategic alliances).

     The terms under which the transaction will be carried out in accordance with the agreements dated May 8, 2002 and January 29, 2003, are as follows:

     . The transaction will be carried out through a capital increase at Sogecable, S.A. targeted at the stockholders of Via Digital, who will be able to contribute their Via Digital shares.

               . If all the shareholders of Via Digital subscribe to the capital increase, the percentages of ownership of Sogecable, S.A. after the capital increase will be 77% in the case of the present stockholders of Sogecable and 23% in the case of the present stockholders of Via Digital.

               . After the exchange has been carried out, the Telefonica Group will have an ownership interest in the capital stock of Sogecable, S.A. equal to that of its two stockholders Prisa and Groupe Canal + after the dilution arising from the share exchange, which, if all the capital stock of Via Digital is exchanged, would represent 16.38% of the capital stock of Sogecable, S.A. With this ownership interest, Telefonica would not exercise such voting rights carried by the shares received in the exchange as might exceed the aforementioned percentage.

               . Telefonica has stated that its present strategic plans envisage that the aforementioned ownership interest will not be disposed of for at least three years from the date of the exchange.

               . The representation of Telefonica, Prisa and Groupe Canal + on the Board of Directors of Sogecable, S.A. will be consistent with their respective ownership interests, and each of the aforementioned three entities will appoint five directors. The Chairman of the Board of Directors will be chosen from among the five directors appointed by Telefonica.

               . Prisa and Groupe Canal + will maintain their present shareholders' agreement, to which Telefonica will not be a party.

               . Each of the three major stockholders will grant a ten-year participating loan of (euro)50 million earning interest at 11%.

               . Sogecable, S.A. will offer its shareholders the possibility of participating in a nineyear subordinated debt security issue of (euro)175 million, the subscription of which will be underwritten by Telefonica, bearing interest at 10.28%. The remuneration for the subscribers will include the issuance of warrants equal, overall, to 1% of the capital stock of Sogecable, S.A.

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               .    The debt of Via Digital and of Sogecable, S.A. as of April
                    30, 2003, must not exceed (euro)425 million and (euro)705 million, respectively.

     Strategic alliance between Telefonica, Terra and Bertelsmann

     On February 12, 2003, Telefonica and Terra Networks, S.A. (Terra-Lycos) entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann AG was also a party (whereby, in the framework of the acquisition of Lycos, Inc. by Terra Networks, S.A., Telefonica, S.A. undertook to commission from Terra-Lycos, the portion of the advertising services committed by Bertelsmann that the latter did not commission from Terra Networks, S.A., up to a maximum amount of US$ 675 million).

     Additionally, on February 12, 2003, Telefonica S.A., Terra Networks, S.A. and Bertelsmann AG entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

     The term of the Framework Strategic Alliance Agreement entered into on February 12, 2003, is six years, ending on December 31, 2008. The Agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

     The main features of this Framework Strategic Alliance Agreement are summarized as follows:

     1.   Strengthening of the Terra Lycos Group as:

          . The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefonica Group Companies' connectivity and ISP services.

          . Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefonica Group companies.

          . Exclusive provider of Telefonica Group employee on-line training services.

          . Preferential provider of on-line integral marketing services with the Telefonica Group companies.

     2. Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefonica Group companies.

     3. Exclusive acquisition of connectivity and wholesale Internet access services by Terra Lycos Group companies from Telefonica Group companies under the legally permitted most-favored-customer conditions.

     4. Outsourcing by Terra Lycos Group companies to Telefonica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

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     5.   Exclusive acquisition by Terra Lycos Group companies from Telefonica
          Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

     The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of (euro)78.5 million, as reflected in a study carried out by a third party. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith.

     Acquisition of shares of Antena 3 de Television, S.A.

     In 1997 and 2000 Telefonica provided guarantees to the entity that is now Banco Santander Central Hispano, S.A. to ensure the liquidity and value of the investments made by it in Antena 3 de Television, S.A. To execute these agreements, in 1999 Telefonica Media, S.A. (Sole-Stockholder Company) (now Telefonica de Contenidos, S.A. - Sole-Stockholder Company), a subsidiary of Telefonica, S.A., acquired shares representing 7.1395% of the capital stock of Antena 3 de Television, S.A. Additional acquisitions have yet to be formalized and the guarantee on certain of the shares has yet to be executed.

     On January 7, 2003, as a result of a change in the legal conditions applicable to the ownership of shares of television concession-holder companies, Telefonica, S.A. and its subsidiary Telefonica de Contenidos, S.A. (Sole-Stockholder Company) exercised vis a vis Banco Santander Central Hispano, S.A. purchase options on 17,365,125 and 2,167,500 shares of Antena 3 de Television, S.A., which, taken as a whole, represent 11.719% of the capital stock of Antena 3 de Television, S.A. The shares were to be acquired by the Telefonica, S.A. subsidiary Corporacion Admira Media, S.A. (Sole-Stockholder Company).

     After the related procedural formalities had been carried out, on February 5, 2003, the transfer of the aforementioned shares was formalized, and, accordingly, as of that date, the guarantees provided to Banco Santander Central Hispano, S.A. were fully executed and fulfilled. The resulting ownership interest of the Telefonica Group was 59.24%.

     Telefonica Europe, B.V. bond issue

     On February 6, 2003, Telefonica Europe B.V. launched two long-term bond issues underwritten by Telefonica S.A. The first issue, which matures on February 14, 2013, has a face value of (euro)1,500 million and an annual coupon of 5.125%. The second issue, with a face value of (euro)500 million, matures on February 14, 2033, and has an annual coupon of 5.875%.

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(20) STATEMENTS OF CHANGES IN FINANCIAL POSITION

-------------------------------------------------------------------
           APPLICATION OF FUNDS                   2002       2001
-------------------------------------------------------------------
- Funds applied in operations                         --         --
- Start-up and debt arrangement expenses          187.04      86.08
- Fixed asset additions:
   a) Intangible assets                            18.57      29.54
   b) Property, plant and equipment                 3.67       6.43
   c) Long-term investments                     8,452.53   6,090.16
- Long-term deferred tax liabilities               11.55     274.96
- Deferred revenues                                 0.91      16.12
- Transfer to long -term of short term loans    3,438.55         --

-------------------------------------------------------------------
TOTAL FUNDS APPLIED                            12,112.82   6,503.29
-------------------------------------------------------------------
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED             --         --

(INCREASE IN WORKING CAPITAL)
-------------------------------------------------------------------
                                               12,112.82   6,503.29
-------------------------------------------------------------------

-------------------------------------------------------------------
              SOURCE OF FUNDS                     2002       2001
-------------------------------------------------------------------
- Funds obtained from operations                  182.42   1,168.35
- Capital increase                                    --     163.15
- Deferred tax assets                                 --         --
- Long-term deferred tax liabilities                  --         --
- Long-term debt                                5,136.29   3,490.15
- Fixed asset disposals:
   a) Intangible assets                             2.53       6.29
   b) Property, plant and equipment                 2.20       2.52
   c) Long-term investments                     1,642.54      30.51
- Transfer to short term of loans to Group
   companies                                          --   1,594.77

-------------------------------------------------------------------
TOTAL FUNDS OBTAINED                            6,965.98   6,455.74
-------------------------------------------------------------------
FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED       5,146.84      47.55

(DECREASE IN WORKING CAPITAL)
-------------------------------------------------------------------
                                               12,112.82   6,503.29
-------------------------------------------------------------------

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     VARIATIONS IN WORKING CAPITAL

     -------------------------------------------------
     INCREASE IN WORKING CAPITAL     2002       2001
     -------------------------------------------------
     Short-term investments              --     851.78
     Treasury stock                  421.24     556.81
     Cash                                --     135.52
     Accrual accounts                  4.47         --
     Accounts payable              3,204.76         --
     -------------------------------------------------
     TOTAL                         3,630.47   1,544.11
     -------------------------------------------------
     VARIATION IN WORKING
        CAPITAL                    5,146.84      47.55
     -------------------------------------------------
                                   8,777.31   1,591.66
                                   -------------------

     -------------------------------------------------
     DECREASE IN WORKING CAPITAL     2002       2001
     -------------------------------------------------
     Accounts receivable             503.09     166.10
     Short-term investments        8,119.66         --
     Cash                            154.56         --
     Accounts payable                    --   1,416.35
     Accrual accounts                    --       9.21
     -------------------------------------------------
     TOTAL                         8,777.31   1,591.66
                                   -------------------
     VARIATION IN WORKING
        CAPITAL                          --         --
     -------------------------------------------------
                                   8,777.31   1,591.66
                                   -------------------

     The reconciliation of the balances of the statements of operations to the funds obtained from operations is as follows:

     -----------------------------------------------------------------
                                                   Millions of Euros
                                                  --------------------
                                                     2002       2001
     -----------------------------------------------------------------
     Loss                                         (4,478.69)   (354.18)
     -----------------------------------------------------------------
     Add:
     Depreciation and amortization expense            57.09      48.56
     Amortization of debt arrangement expenses        22.07      34.35
     Investment valuation provisions               5,484.78   1,384.38
     Period provisions                               378.86      48.16
     Amortization of executive loyalty-building        7.09       7.09
        expenses

     Less:
     Gain on disposal of long-term investments         1.17       0.01
     Exchange gains                                1,287.61         --
     -----------------------------------------------------------------
     Funds obtained from operations                  182.42   1,168.35
     -----------------------------------------------------------------

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(21) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

     These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

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                                    EXHIBIT I

     Detail of subsidiaries, associated companies and investees as of December 31, 2002

                                       69

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                                MANAGEMENT REPORT

                                TELEFONICA, S.A.
                                      2002

                                       74

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       Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Organizational structure of the Telefonica Group

In 2002 the Telefonica Group continued its organization by line of business, each of which is headed by a subsidiary: wireline telephony in Spain (Telefonica de Espana), wireless telephony in Latin America (Telefonica Latinoamerica), wireless telephony (Telefonica Moviles), data (Telefonica Data), media and content (Telefonica de Contenidos), Internet (Terra Lycos), directories (TPI), call centers (Atento) and capacity (Emergia). Telefonica S.A. heads the Group and gives it cohesion by identifying synergies, centralizing the management of financial resources and purchases and developing horizontal initiatives aimed at reducing costs and expenditure, such as t-gestiona to concentrate support activities and for the standardization of processes and systems, Inmobiliaria Telefonica to optimize the Group's real estate assets and Zeleris to manage the logistics line of business by reducing the cost base in relation to assets and inventories.

Noteworthy was the creation of a business unit, Telefonica International Wholesale Services (TIWS), which manages the business activities carried on by Emergia and the international units of the Group's wireline telephony operators and the international wholesale voice, IP, data and capacity services and the network supporting them, whose aim it is to become a leading wholesale telecommunications operator worldwide.

In addition, in order to concentrate all the Group's consulting and business solution activities, Telefonica Soluciones, initially made up of the four companies that engaged in these business activities (Telefonica Sistemas, Katalyx, Art Media and Telefonica Mobile Solutions) was created in 2002.

In May 2002 the Board of Directors of the Admira Group decided to spin it off into two separate business lines: a media division, "Corporacion Admira Media", and a division grouping together all the investments in content and pay TV, "Telefonica de Contenidos". At year-end the spin-off had not been formally completed.

In this structure, Telefonica, S.A. is the Corporate Center heading the Group whose main mission is to seek synergies and lend cohesion to the Group.

Earnings

In 2002 the Company incurred a loss of (euro)4,478.69 million, as compared with the loss of (euro)354.18 million reported in 2001.

The most salient events reflected in the 2002 statement of operations are as follows:

..    An operating loss of (euro)288.56 million, 58.2% greater than in 2001, as a result of the 48.1% reduction in revenues and a 3.54% increase in expenses. The decrease in revenues related mainly to the effect of the devaluation of the Argentine peso on the management contract with Telefonica de Argentina,
     S. A.

..    Financial income of (euro)405.05 million, 57.84% lower than that obtained in 2001, due mainly to the effect of the exchange differences recorded in the statement of operations.

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..    The combination of the two aforementioned effects gave rise to income from ordinary activities of (euro)116.498 million in 2001, a figure which was lower than the (euro)778.43 million reported in 2001.

..    The Company incurred an extraordinary loss of (euro)5,882.79 million in
     2002, as compared with the extraordinary loss of (euro)1,397.52 million in 2001. This difference was due to the investment valuation provisions of
     (euro)5,484.78 million recorded for subsidiaries in 2002, as compared with the (euro)1,384.38 million recorded in 2001.

Investments

The most significant investments made by Telefonica, S.A. in 2002 were as follows:

..    Acquisition of 99% of the shares of HighwayOne, GmbH for(euro)637.07 million.

..    In 2002 Telefonica, S.A. subscribed to (euro)32.69 million of the capital increase carried out at Seguros de Vida y Pensiones Antares, S.A. through the increase in the par value of this company's shares. As of December 31, 2002, the amount thus subscribed had not been paid. Additionally, in December Telefonica, S.A. acquired from its Luxembourg subsidiary Casiopea Reaseguradora, S.A. 110,000 shares of Seguros de Vida y Pensiones Antares, S.A. for a total amount of (euro)172.01 million through the disbursement of (euro)59.63 million. The remaining amount (euro)112,38 million has not yet been paid). Following this transaction, Telefonica owns 142,000 shares of Seguros de Vida y Pensiones Antares, S.A. representing 94.67% of its capital stock.

Financing

The principal financing transactions in 2002 were as follows:

On February 13, 2002, the first capital increase with a charge to unrestricted reserves authorized by Telefonica's Stockholders' Meeting on June 15, 2001, was carried out. Capital was increased by (euro)93,438,317 through the issuance of 93,438,317 new shares, which were assigned to the Company's stockholders at a ratio of one new share for every 50 shares held by them.

On April 12, 2002, the second capital increase with a charge to unrestricted reserves authorized by Telefonica's Stockholders' Meeting on June 15, 2001, was carried out. Capital was increased by (euro)95,307,084 through the issuance of 95,307,084 new shares, which were assigned to the Company's stockholders at a ratio of one new share for every 50 shares held by them.

On April 12, 2002, Telefonica's Stockholders' Meeting resolved to carry out three capital increases, two with a charge to unrestricted reserves to remunerate stockholders and the third to cater for the compensation scheme tied to the market value of Telefonica, S.A. shares targeted at Endemol Group employees (on December 18, 2002, the Board of Directors of Telefonica, pursuant to the powers granted to it, ultimately decided not to implement the last of these resolutions, and opted for a different means of covering the stock options).

On April 19, 2002, Telefonica Europe BV issued (underwritten by Telefonica S.A.) a structured bond under the EMTN program for (euro)50 million. This bond matures on April 19, 2005, and bears interest tied to Euribor plus a spread of 40 basis points.

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On June 18, 2002, Telefonica Europe BV issued (underwritten by Telefonica S.A.)
a bond under the EMTN program with a face value of (euro)80 million. This bond matures on June 18, 2004, and bears interest tied to EONIA plus a spread of 0.30%.

On July 11, 2001, Telefonica Europe BV issued (underwritten by Telefonica S.A.) a bond under the EMTN program with a face value of (euro)100 million, issued at a discount at an annual discount rate of 4.0807% and maturing on April 11, 2003.

Lastly, on December 30, 2002, Telefonica Finance USA LLC, a wholly-owned subsidiary of Telefonica Europe B.V., issued preferred shares totaling
(euro)2,000 million (underwritten by Telefonica S.A.). This amount was lent in full to Telefonica Europe B.V. through a ten-year loan.

Treasury stock

At the beginning of 2002 Telefonica held treasury stock representing 0.97264% of capital stock, i.e. 45,440,901 shares with a book value of (euro)14.85, giving a total of (euro)674.73 million and a par value of (euro)45.44 million.

In 2002 the Company acquired for consideration 55,169,765 shares of treasury stock (representing 1.135% of capital stock and with a par value of (euro)55.17 million) at an average price of (euro)9.49 per share, and 1,819,821 shares were assigned to it in the capital increases at no cost to the stockholders. Also, 799,411 shares (representing 0.016% % of capital stock and with a par value of (euro)0.80 million) were used to acquire from Iberdrola, S.A. holdings in Brazilian telephony companies, and 10,000,000 shares (representing 0.2057% of capital stock and with a par value of (euro)10.00 million) were sold for an average price of (euro)8.67 per share, giving rise to a loss of (euro)1.79 million.

As a result of these transactions, 91,631,076 shares (1.88516% of capital stock) of treasury stock were held at year-end, acquired at an average price of
(euro)11.65, giving a total of (euro)1,067.94 million and a par value of
(euro)91.63. As indicated in Note 4-i, pursuant to current accounting legislation, these shares of treasury stock were valued at their underlying book value and, consequently, a provision of (euro)733.38 million was recorded.

Subsequent events

The most significant events which have occurred since year-end are as follows:

Capital increase in progress with a charge to reserves

February 2003 saw the first of the Company's two capital increases with a charge to unrestricted reserves, approved by the Stockholders' Meeting on April 12, 2002, and which the Board of Directors resolved to carry out at its Meeting on December 18, 2002.

The capital increase was carried out through the issuance of 97,213,225 new common shares of the Company of (euro)1 par value each, thereby increasing the capital stock by (euro)97,213,225 to (euro)4,957,874.511. These new shares were assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The deed of capital increase was executed on February 12, 2003, and registered at the Mercantile Registry on February 18, 2002.

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Also, on February 12, 2003, the Standing Committee of the Board of Directors of
Telefonica, S.A., making use of the powers granted to it by the Board of Directors on January 29, 2003, resolved to carry out the second capital increase with a charge to unrestricted reserves approved by the Stockholders' Meeting on April 12, 2002, through the issuance of 99,157,490 new common shares of the Company, of the same series and carrying the same rights as the outstanding shares, of (euro)1 par value each, which will be assigned free of charge to the stockholders in the proportion of one new share for every 50 shares already owned.

The period for the assignment free of charge of the shares relating to the second capital increase is scheduled to commence in the second half of March 2003, and the new shares will foreseeably be admitted to official listing in mid-April 2003.

Merger of Via Digital with Sogecable

On May 8, 2002, Sogecable S.A. and Telefonica S.A. (the latter through its subsidiary Telefonica de Contenidos S.A. - Sole-Stockholder Company) entered into an agreement relating to the merger of DTS Distribuidora de Television Digital, S.A. (Via Digital) with Sogecable.

The transaction was ratified by the Board of Directors of Telefonica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. in May 2002, subject to the authorization of the relevant public authorities, which was granted on November 29, 2002, through the adoption by the Council of Ministers of certain resolutions authorizing the merger provided that certain conditions were met.

On January 29, 2003, Sogecable S.A., Telefonica, S.A. and Telefonica de Contenidos S.A. (Sole-Stockholder Company) entered into an agreement whereby they deemed contract terms established for the merger of Sogecable and Via Digital to have been fully met. Also, Telefonica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. agreed on the related detailed action plans and deadlines for the instrumentation of the conditions imposed by the Government in the aforementioned Council of Ministers resolutions. Through these plans, Telefonica de Contenidos S.A. (Sole-Stockholder Company) and Sogecable S.A. accepted the conditions established by the Government; however, they filed appeals for judicial review against certain of the conditions (obligation to distribute channels, joint marketing of commercial packages, price caps and prohibition of strategic alliances).

The terms under which the transaction will be carried out in accordance with the agreements dated May 8, 2002 and January 29, 2003, are as follows:

..    The transaction will be carried out through a capital increase at
     Sogecable, S.A. targeted at the stockholders of Via Digital, who will be able to contribute their Via Digital shares.

          . If all the shareholders of Via Digital subscribe to the capital increase, the percentages of ownership of Sogecable, S.A. after the capital increase will be 77% in the case of the present stockholders of Sogecable and 23% in the case of the present stockholders of Via Digital.

          . After the exchange has been carried out, the Telefonica Group will have an ownership interest in the capital stock of Sogecable, S.A. equal to that of its two stockholders Prisa and Groupe Canal + after the dilution arising from the share exchange, which, if all the capital stock of Via Digital is exchanged, would

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               represent 16.38% of the capital stock of Sogecable, S.A. With this ownership interest, Telefonica would not exercise such voting rights carried by the shares received in the exchange as might exceed the aforementioned percentage.

          . Telefonica has stated that its present strategic plans envisage that the aforementioned ownership interest will not be disposed of for at least three years from the date of the exchange.

          . The representation of Telefonica, Prisa and Groupe Canal + on the Board of Directors of Sogecable, S.A. will be consistent with their respective ownership interests, and each of the aforementioned three entities will appoint five directors. The Chairman of the Board of Directors will be chosen from among the five directors appointed by Telefonica.

          . Prisa and Groupe Canal + will maintain their present shareholders' agreement, to which Telefonica will not be a party.

          . Each of the three major stockholders will grant a ten-year participating loan of (euro)50 million earning interest at 11%.

          . Sogecable, S.A. will offer its shareholders the possibility of participating in a nine-year subordinated debt security issue of
               (euro)175 million, the subscription of which will be underwritten by Telefonica, bearing interest at 10.28%. The remuneration for the subscribers will include the issuance of warrants equal, overall, to 1% of the capital stock of Sogecable, S.A.

          . The debt of Via Digital and of Sogecable, S.A. as of April 30, 2003, must not exceed (euro)425 million and (euro)705 million, respectively.

Strategic alliance between Telefonica, Terra and Bertelsmann

On February 12, 2003, Telefonica and Terra Networks, S.A. (Terra Lycos) entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann AG was also a party (whereby, in the framework of the acquisition of Lycos, Inc. by Terra Networks, S.A., Telefonica, S.A. undertook to commission from Terra-Lycos, the portion of the advertising services committed by Bertelsmann that the latter did not commission from Terra-Lycos, up to a maximum amount of US$ 675 million).

Additionally, on February 12, 2003, Telefonica, S.A., Terra Networks, S.A. and Bertelsmann AG entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

The term of the Framework Strategic Alliance Agreement entered into on February 12, 2003, is six years, ending on December 31, 2008. The Agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

The main features of this Framework Strategic Alliance Agreement are summarized as follows:

1.   Strengthening of the Terra-Lycos Group as:

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     .    The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefonica Group companies' connectivity and ISP services.

     . Preferential provider of audit, consulting, management and maintenance services for the country portals of the Telefonica Group companies.

     . Exclusive provider of Telefonica Group employee on-line training services.

     . Preferential provider of on-line integral marketing services with the Telefonica Group companies.

2. Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefonica Group companies.

3. Exclusive acquisition of connectivity and wholesale Internet access services by Terra Lycos Group companies from Telefonica Group companies under the legally permitted most-favored-customer conditions.

4. Outsourcing by Terra Lycos Group companies to Telefonica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

5. Exclusive acquisition by Terra-Lycos Group companies from Telefonica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of (euro)78.5 million. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith.

Acquisition of shares of Antena 3 de Television, S.A.

In 1997 and 2000 Telefonica provided guarantees to the entity that is now Banco Santander Central Hispano, S.A. to ensure the liquidity and value of the investments made by it in Antena 3 de Television, S.A. To execute these agreements, in 1999 Telefonica Media, S.A. (Sole-Stockholder Company) (now Telefonica de Contenidos, S.A. - Sole-Stockholder Company), a subsidiary of Telefonica, S.A., acquired shares representing 7.1395% of the capital stock of Antena 3 de Television, S.A. Additional acquisitions have yet to be formalized and the guarantee on certain of the shares has yet to be executed.

On January 7, 2003, as a result of a change in the legal conditions applicable to the ownership of shares of television concession-holder companies, Telefonica, S.A. and its subsidiary Telefonica de Contenidos, S.A. (Sole-Stockholder Company) exercised vis-a-vis Banco Santander Central Hispano, S.A. purchase options on 17,365,125 and 2,167,500 shares of Antena 3 de Television, S.A., which, taken as a whole, represent 11.719% of the capital stock of Antena 3 de Television,

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S.A. The shares were to be acquired by the Telefonica, S.A. subsidiary
Corporacion Admira Media, S.A. (Sole-Stockholder Company).

After the related procedural formalities had been carried out, on February 5, 2003, the transfer of the aforementioned shares was formalized, and, accordingly, as of that date, the guarantees provided to Banco Santander Central Hispano, S.A. were fully executed and fulfilled. The resulting percentage of ownership was 59.24%.

Telefonica Europe, B. V. bond issue

On February 6, 2003, Telefonica Europe B.V. launched two long-term bond issues underwritten by Telefonica S.A. The first issue, which matures on February 14, 2013, has a face value of (euro)1,500 million and an annual coupon of 5.125%. The second issue, with a face value of (euro)500 million, matures on February 14, 2033, and has an annual coupon of 5.875%.

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                                      -83-

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Telefonica, S.A.

Auditors' Report

Financial Statement for the Year Ended
December 31 2002, and Management
Report

[LETTERHEAD OF DELOITTE & TOUCHE)

                                                                        Deloitte
                                                                        & Touche

AUDITORS' REPORT ON FINANCIAL STATEMENTS

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standard in Spain and of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

To the Stockholders of Telefonica, S.A.:

1. We have audited the financial statements of Telefonica, S.A. comprising the balance sheet as of December 31, 2002, and the related statement of operations and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. The financial statements for 2002 referred to above are presented in compliance with current Spanish corporate law, despite the fact that the operations of Telefonica, S.A. and of the companies it controls are managed on a consolidated basis. Accordingly, the financial statements of Telefonica, S.A., which acts basically as a holding company, do not reflect the financial and net worth variations resulting from application of consolidation methods to these holdings or to the transactions carried out by the related investees, some of which respond to the Group's overall strategy. However, these variations are reflected in the Telefonica Group's consolidated financial statements for 2002, on which we issued our auditors' report dated February 16, 2003, which was qualified for an uncertainty similar to that described in paragraph 4 below. The effect of consolidation is disclosed in Note 4-d.

3. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 financial statements. Our auditors' report dated March 14, 2002, on the 2001 financial statements contained an opinion qualified for an uncertainty concerning the Telefonica Group's net investment in Argentina, and in an emphasis paragraph we indicated the intention of management to update and review, on a yearly basis, the business plans of the Group companies that hold third-generation wireless telephony (UMTS) licenses and, where appropriate, to make any value adjustments that might be required.

   In view of the changes in 2002 in the assumptions on which the aforementioned business plans were based, of the findings of reports commissioned from third parties and of the fact that the aforementioned wireless telephony technology is not yet commercially available, the directors of Telefonica Moviles, S.A. announced their decision to temporarily discontinue and restructure this company's business activities in Germany, Italy, Austria and Switzerland, and in 2002 they recorded the related write-down for accounting purposes, as described in Note 7, which gave rise to a charge, net of the related tax effect of (Euro)1,062 million, to the statement of operations of Telefonica, S.A.

4. Also, as a result of the depreciation of the Argentine peso with respect to the U.S. dollar and the euro in 2002, losses of (Euro)1,400 million were recorded in the statement of operations (see Note 2). However, certain uncertainties remain regarding the effect that the evolution of certain economic measures will have on the normal course of operations and on the financing thereof in Argentina (mainly that relating to the establishment of the wireline telephony rates). Accordingly, it is not yet possible to assess whether there will be any additional effects for accounting purposes on the Telefonica Group's net investment in the companies located in Argentina, which, calculated as described in Note 2, amounted to (Euro)1,637 million as of December 31, 2002, a substantial reduction with respect to the previous year.

5. In our opinion, except for the effects of any adjustment which might be required if the final outcome of the uncertainty described in paragraph 4 above were known, the financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefonica, S.A. as of December 31, 2002, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

6. The accompanying management report for 2002 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2002. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

DELOITTE & TOUCHE ESPANA, S.L,
Inserita en el R.O.A.C. no S0692


/s/ Eduardo Sanz Hernandez
Eduardo Sanz Hernandez
Socio

February 26, 2003

Telefonica, S.A.

Auditors' Report

Consolidated Financial Statement for the
Year Ended December 31,2002, and
consolidated Management Report

[LETTERHEAD OF DELOITTE & TOUCHE]

                                                                        Deloitte
                                                                        & Touche
AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spain and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

To the Stockholders of Telefonica, S.A.:

1. We have audited the consolidated financial statements of Telefonica, S.A. and of the companies composing the Telefonica Group (see Note 1) comprising the consolidated balance sheet as of December 31, 2002, and the related consolidated statement of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the consolidated balance sheet and consolidated statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 financial statements. Our auditors' report dated March 14, 2002, on the 2001 consolidated financial statements contained an opinion qualified for an uncertainty concerning the Telefonica Group's net investment in Argentina, and in an emphasis paragraph we indicated the intention of management to update and review, on a yearly basis, the business plans of the Group companies that hold third-generation wireless telephony (UMTS) licenses and, where appropriate, to make any value adjustments that might be required.

     In view of the changes in 2002 in the assumptions on which the aforementioned business plans were based, of the findings of reports commissioned from third parties and of the fact that the aforementioned wireless telephony technology is not yet commercially available, the directors of Telefonica Moviles, S.A. announced their decision to temporarily discontinue and restructure this company's business activities in Germany, Italy, Austria and Switzerland, and in 2002 they recorded the related write-down for accounting purposes, as described in Note 1, which gave rise to a charge, net of the related tax effect, of (Euro)4,958 million, to the consolidated statement of operations of Telefonica, S.A.

3. Also, as a result of the depreciation of the Argentine peso with respect to the U.S. dollar and the euro in 2002, losses of (Euro)1,147 million and
    (Euro)355 million were recorded under the consolidated "Stockholders' Equity
    - Translation Differences in Consolidation" caption and in the consolidated statement of operations, respectively. However, certain uncertainties remain regarding the effect that the evolution of certain economic measures will have on the normal course of operations and on the financing thereof in Argentina (mainly that relating to the establishment of the wireline telephony rates). Accordingly, it is not yet possible to assess whether there will be any additional effects for accounting purposes on the Telefonica Group's net investment in these companies, which, calculated as described in Note 1, amounted to (Euro)1,637 million as of December 31, 2002, a substantial reduction with respect to the previous year.

4. In our opinion, except for the effects of any adjustment which might be required if the final outcome of the uncertainty regarding the Group's net investment in the companies located in Argentina described in paragraph 3 above were known, the consolidated financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefonica, S.A. and of the companies composing the Telefonica Group as of December 31, 2002, and of the results of their operations and of the funds obtained and applied by them in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying consolidated management report for 2002 contains the explanations which the directors of Telefonica, S.A. consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2002. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the consolidated Companies.

DELOITTE & TOUCHE ESPANA, S.L.
Inserita en el R.O.A.C. no S0692

/s/ Eduardo Sanz Hernandez
Eduardo Sanz Hernandez
Socio

February 26, 2003

              DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO
                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.


Annex 4 bis:   The individual and consolidated financial statements of
               TELEFONICA corresponding to 31 March 2003.

--------------------------------------------------------------------------------
TELEFONICA, S.A.
BALANCE SHEETS AT 31 MARCH
UNAUDITED INFORMATION                                          MILLIONS OF EUROS
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

ASSETS                                                                           2003                  2002
B) FIXED ASSETS                                                             45,160.56             37,276.02

I.  Start-up expenses                                                           51.39                 92.00
II. Intangible assets                                                           34.47                 34.21
III. Tangible assets                                                            23.39                 21.30
IV. Financial assets                                                        45,051.31             37,128.51

D) DEFERRED CHARGES                                                            326.37                147.98

E)  CURRENT ASSETS                                                           6,826.35             15,511.35

III.  Debtors                                                                  113.94                557.71
IV. Short-term investments                                                   6,278.11             14,680.34
V. Short-term treasury stock                                                   380.06                231.47
VI. Cash                                                                        28.75                 29.46
VII. Prepayments                                                                25.49                 12.37

TOTAL ASSETS                                                                52,313.28             52,935.35

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
LIABILITIES                                                                      2003                  2002
A) EQUITY                                                                   17,985.56             21,425.42

D) DEFERRED REVENUE                                                              0.00                  0.57

E) PROVISIONS FOR CONTINGENCIES AND EXPENSES                                    56.14                  0.01

F) LONG-TERM CREDITORS                                                      25,570.52             18,986.80

I. Issues                                                                    2,529.43              2,452.15
II. Long-term debts with credit entities                                     3,152.54              5,036.36
III. Long-term debts with group and associated companies                    19,690.71             11,434.27
IV. Other long-term creditors                                                   18.00                 15.66
V. Debts with Public Administrations                                            34,71                 48.31
VI. Uncalled capital payments payable                                          145.13                  0.05

G) SHORT-TERM CREDITORS                                                      8,701.06             12,522.55

1. Issues                                                                      733.03                817.44
II. Short-term debts with credit entities                                    1,019.10              2,830.21
III. Short-term debts with group and associated companies                    6,863.61              8,600.22
IV. Commercial creditors                                                        28.23                112.18
V. Short-term non-commercial debts                                              55.80                160.07
VI. Prepayments                                                                  1.29                  2.43

TOTAL LIABILITIES                                                           52,313.28             52,935.35

-----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

TELEFONICA, S.A.
STATEMENTS OF OPERATIONS AT 31 MARCH                           MILLIONS OF EUROS
UNAUDITED INFORMATION

--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

DEBIT                                                                            2003                  2002
A) EXPENSES

Procurement                                                                      4.51                     -
Personnel expenses                                                              31.27                 20.19
Depreciation and amortisation of fixed assets                                   15.13                 13.90
Variations in operating allowances                                               2.72                     -
Other operating expenses                                                        41.90                 30.70

I. OPERATING INCOME                                                                 -                     -

II. FINANCIAL INCOME                                                                -                 24.76

III. INCOME FROM ORDINARY ACTIVITIES                                                -                     -

IV. EXTRAORDINARY INCOME                                                       550.95                     -

V. INCOME BEFORE TAXES                                                         427.16                     -

Corporate income tax                                                          (96.39)              (296.28)

VI. INCOME FOR THE YEAR                                                        523.55                     -

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

CREDIT                                                                           2003                  2002
B) REVENUES

Net sales and provision of services                                              9.50                 12.86
Other operating revenues                                                         7.43                  0.76

I. OPERATING LOSS                                                               78.60                 51.17

II. FINANCIAL LOSS                                                              45.19                     -

III.  LOSS ON ORDINARY ACTIVITIES                                              123.79                 26.41

IV. EXTRAORDINARY LOSS                                                              -                954.68

V. LOSS BEFORE TAXES                                                                -                981.09

VI. LOSS FOR THE YEAR                                                               -                684.81

-----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

TELEFONICA GROUP
CONSOLIDATED BALANCE SHEETS AT 31 MARCH                        MILLIONS OF EUROS
UNAUDITED INFORMATION

--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------

ASSETS                                                                           2003                  2002
A) SHAREHOLDERS- UNCALLED PAYMENTS                                             253.94                350.41

B) FIXED ASSETS                                                             48,641.19             62,140.89

I.  Start-up expenses                                                          465.95                725.81
II. Intangible assets                                                        7,519.04             17,100.34
III. Tangible assets                                                        26,330.17             34,987.66
IV. Financial assets                                                        14,326.04              9,327.08

C) CONSOLIDATION GOODWILL                                                    6,455.66              8,769.23

D) DEFERRED CHARGES                                                            790.02                690.37

E)  CURRENT ASSETS                                                          11,591.95             13,719.17

I. Shareholders - called payments                                                0.00                  0.56
II. Inventories                                                                694.38                839.49
III.  Debtors                                                                5,808.45              8,753.39
IV. Short-term investments                                                   3,511.68              2,961.26
V. Short-term treasury stock                                                   380.06                231.47
VI. Cash                                                                       948.77                651.69
VII. Prepayments                                                               248.62                281.31

TOTAL ASSETS                                                                67,732.77             85,670.06

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

LIABILITIES                                                                      2003                  2002
A) EQUITY                                                                   17,672.75             24,845.88

B) EXTERNAL SHAREHOLDERS                                                     5,691.09              7,351.89

C) NEGATIVE CONSOLIDATION DIFFERENCES                                           10.84                 10.23

D) DEFERRED REVENUE                                                            915.99              1,340.93

E) PROVISIONS FOR CONTINGENCIES AND EXPENSES                                 7.758,19              5.720,80

F) LONG-TERM CREDITORS                                                      22,934.50             27,334.17

I. Issues                                                                   14,727.78             14,537.05
II. Long-term debts with credit entities                                     6,342.23              8,033.94
III. Long-term debts with group and associated companies                         0.00                 16.56
IV. Other long-term creditors                                                  344.89              3,325.30
V. Debts with Public Administrations                                         1,511.63              1,412.68
VI. Uncalled capital payments payable                                            7.98                  8.64
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
G) SHORT-TERM CREDITORS                                                     12,479.33             19,052.19

I. Issues                                                                    2,034.76              2,975.96
II. Short-term debts with credit entities                                    2,978.46              6,506.82
III. Short-term debts with group and associated companies                       33.66                 20.29
IV. Commercial creditors                                                     4,693.33              6,003.91
V. Short-term non-commercial debts                                           2,250.54              2,986.63
VI. Allowances for other operations                                             44.41                 33.08
VI. Prepayments                                                                444.17                525.49

H. SHORT-TERM PROVISIONS FOR CONTINGENCIES AND EXPENSES                        270.08                 13.97

TOTAL LIABILITIES                                                           67,732.77             85,670.06

-----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

TELEFONICA GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS
AT 31 MARCH                                                 MILLIONS OF EUROS
UNAUDITED INFORMATION

--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------

DEBIT                                                                            2003                  2002
A) EXPENSES

Reduction of Inventories                                                        57.76               (63.44)
Procurement                                                                  1,381.42              1,838.33
Personnel expenses                                                           1,165.99              1,272.96
Depreciation and amortisation of fixed assets                                1,560.93              1,836.64
Variations in operating allowances                                             110.24                185.72
Other operating expenses                                                     1,107.02              1,318.93

I. OPERATING INCOME                                                          1,258.13              1,208.04

II. FINANCIAL INCOME                                                                -                     -

Share in losses of companies accounted for by the equity                        50.56                126.79
method

Amortisation of consolidation goodwill                                         103.49                170.76

III. INCOME FROM ORDINARY ACTIVITIES                                           858.45                 55.13

IV. EXTRAORDINARY INCOME                                                            -                     -

V. INCOME BEFORE TAXES                                                         826.95                     -

Corporate income tax                                                           263.76              (179.13)

VI. INCOME FOR THE YEAR                                                        563.19                 36.10

Income attributed to external shareholders                                      19.80                     -

VII. INCOME FOR THE YEAR                                                       543.39                121.05

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

CREDIT                                                                           2003                  2002
B) REVENUES

Net sales and provision of services                                          6,458.93              7,418.56
Variations in work-in-progress                                                   0.19               (36.21)
Expenses of Group work on fixed assets                                         102.00                138.59
Other operating revenues                                                        80.38                 76.24

I. OPERATING LOSS                                                                   -                     -

II. FINANCIAL LOSS                                                             246.22                856.14
Reversal of negative consolidation differences                                   0.59                  0.78

III.  LOSS ON ORDINARY ACTIVITIES                                                   -                     -

IV. EXTRAORDINARY LOSS                                                          31.50                198.16

V. LOSS BEFORE TAXES                                                                -                143.03

VI. LOSS FOR THE YEAR                                                               -                     -

Losses attributed to the external shareholders                                      -                 84.95

VII. LOSS FOR THE YEAR                                                              -                     -

-----------------------------------------------------------------------------------------------------------

              DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO
                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.


Annex 5: Certificate of the freezing of the TERRA shares held by TELEFONICA.

                                     Translation - for information purposes only

BBVA                                                                Transactions

CERTIFICATE TO FREEZE SECURITIES NO. 20030528001

Banco Bilbao Vizcaya Argentaria S.A., with address for these purposes at Paseo de la Castellana, 81, Madrid, represented by Mr Jose Joaquin Vadillo and Mr Jose Ignacio Diaz, in their capacity as attorneys

                                HEREBY CERTIFIES

ONE: That TELEFONICA, S.A. is the owner of the following shares issued by TERRA NETWORKS, S.A. and deposited at BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

                  Number of Shares          Registry Reference

                  221,975,676               See Annex 1

                    8,816,652               See Annex 2

TWO: That it has received irrevocable instructions from TELEFONICA, S.A. to freeze the aforementioned shares during the processing and settlement of the Take-over Bid for TERRA NETWORKS, S.A. launched by TELEFONICA, S.A.

THREE: That, as a result, Banco Bilbao Vizcaya Argentaria, S.A., in its capacity as entity responsible for entering the shares into the accounting records and holding said shares in deposit, undertakes, on the instructions of the owner, to freeze the shares during the processing and settlement of the Take-over Bid for TERRA NETWORKS, S.A., which TELEFONICA, S.A. is going to file before the Spanish Securities Market Commission, to provide sufficient guarantee, in the opinion of said Commission, of the depositor's commitment not to transfer said securities.

In witness whereof, this certificate is issued in Madrid on 28 May 2003.

[Stamps and signatures of Mr Jose Joaquin Vadillo and Mr Jose Ignacio Diaz, attorneys of BBVA]

                                     Translation - for information purposes only

                                                                    Transactions

              ANNEX 1

                     899102161000231                        186,595,575
                     800101860022175                         23,324,448
                     800101860010045                          5,984,795
                     800101860010053                          6,106,858

                                     Translation - for information purposes only

                                                                    Transactions

              ANNEX 2

                    900122150034292                              2,815
                    900122050051211                             21,054
                    900122050052099                                495
                    900122050051220                             28,402
                    900122050051181                              2,000
                    900122050051165                             42,623
                    900122050051173                              2,950
                    900122050052064                             86,948
                    900122050051190                              1,932
                    900122050051203                              9,183
                    900122050052072                              1,120
                    900122050052081                            103,295
                    900122062054879                              2,216
                    900122062054895                              3,433
                    900122062054950                              3,758
                    900122062054909                            222,912
                    900122062054917                             50,000
                    900122062054925                            122,876
                    900122062054933                              3,818
                    900122062054771                              1,000
                    900122062054780                             37,393
                    900122062054798                             42,326
                    900122062054801                                645
                    900122062054810                              8,189
                    900122062054941                              1,042
                    900122062054828                              1,960
                    900122062054976                              9,300
                    900122062054836                             28,060
                    900122062054844                                427
                    900122062054968                              3,521

                                     Translation - for information purposes only

                    900122062054861                             20,000
                    900122150034233                              9,145
                    900122150034004                             19,259
                    900122150033962                             10,000
                    900122150034128                                 50
                    900122150034217                             15,855
                    900122150034306                             20,000
                    900122150033971                             10,000
                    900122150034276                             50,000
                    900122150034292                             11,197
                    900122150034187                             49,547
                     90012250034101                             10,000
                    900122150034012                             60,000
                    900122150034284                             40,000
                    900122150034136                            136,216
                    900122150034080                             50,000
                    900122150034209                             40,000
                    900122150034098                             82,096
                    900122150034071                             31,913
                    900122150034268                             55,395
                    900122150034250                              5,988
                    900122150034225                             35,000
                    900122150034161                             25,000
                    900122150034110                             11,638
                    900122150033954                             10,000
                    900122150033989                             10,000
                    900122150034195                             10,000
                    900122150034152                             55,000
                    900122150034055                             55,000
                    900122150034179                              5,000
                    900122150034021                             10,000
                    900122150033997                             10,741
                    900122150034241                             10,000

                                     Translation - for information purposes only

                    900122150034039                              2,000
                    900122150034047                             11,163
                    900122150034063                              6,087
                    900122150034144                              3,895
                    900122162070987                             20,000
                    900122162063646                             60,907
                    900122162077451                              4,670
                    900122162070782                             29,093
                    900122162067676                             10,000
                    900122162079704                             45,330
                    900122250026726                              9,533
                    900122250026734                             30,000
                    900122250026742                             10,000
                    900122250026751                             10,000
                    900122250026653                             71,476
                    900122250026611                             10,000
                    900122250026858                             10,000
                    900122250026645                             22,960
                    900122250026696                             20,000
                    900122250026840                            194,151
                    900122250026637                              1,620
                    900122250026777                             20,000
                    900122250026769                             20,000
                    900122250026688                            140,000
                    900122250026629                             12,000
                    900122250026670                             75,506
                    900122250026661                             66,791
                    900122250026807                             25,000
                    900122250026815                             26,734
                    900122250026891                            125,000
                    900122250026785                             20,000
                    900122250026882                             39,668
                    900122250026874                             27,000

                                     Translation - for information purposes only

                    900122250026866                            198,391
                    900122250026793                             13,763
                    900122250026823                             16,398
                    900122250026700                              2,000
                    900122250026831                             17,305
                    900122250026602                             40,000
                    900122250026718                             88,000
                    900122261486389                              6,041
                    900122261486249                              2,000
                    900122261485943                              1,959
                    900122750054815                             40,130
                    900122750054921                                504
                    900122750054939                             11,572
                    900122750054793                             38,098
                    900122750054823                             45,720
                    900122750054947                             56,055
                    900122750054831                             21,297
                    900122750054955                             64,675
                    900122750054874                              5,000
                    900122750054866                             10,000
                    900122750054882                              2,000
                    900122750054963                             25,459
                    900122750054807                             17,556
                    900122750054971                             74,826
                    900122750054858                             30,000
                    900122750054980                             88,924
                    900122750054998                              1,200
                    900122750055005                             18,100
                    900122750055013                             62,712
                    901010250034291                              4,738
                    901010350023504                              7,000
                    901010350023512                             25,000
                    901010361609161                                 40

                                     Translation - for information purposes only

                    901010361609276                              8,310
                    901010361611173                              3,000
                    901010450051378                             35,000
                    901010550049214                             12,722
                    901010550049222                             24,700
                    901010550049192                                309
                    901010550049206                             43,910
                    901010550049184                             25,300
                    901010550049249                             18,231
                    901010550049231                             26,090
                    901010950038688                             27,112
                    901010950038700                                267
                    901010950038696                              2,000
                    901010950038670                             50,000
                    901011050034772                              1,000
                    901011050034764                             21,000
                    901011050034896                              5,000
                    901011050034900                              3,436
                    901011050034861                              4,000
                    901011050034853                              2,564
                    901011050034756                             23,000
                    901011050034748                             12,000
                    901011050034918                              4,000
                    901011050034926                              3,000
                    901011050034845                              1,000
                    901011050034730                             18,000
                    901011050034659                              9,321
                    901011050034667                              2,000
                    901011050034934                              3,000
                    901011050034705                              5,120
                    901011050034675                              1,000
                    901011050034870                              7,000
                    901011050034683                              6,880

                                     Translation - for information purposes only

                    901011050034691                             14,679
                    901011050034888                              5,000
                    901011050034799                              2,123
                    901011050034802                              1,000
                    901011050034811                              5,000
                    901011050034829                             12,500
                    901011050034837                             14,500
                    901011050034713                              5,000
                    901011050034721                              5,000
                    901011050034781                              6,877
                    901011150037264                             27,221
                    901011150037337                             19,600
                    901011150037272                             70,000
                    901011150037329                             30,000
                    901011150037311                              3,000
                    901011150037302                              5,000
                    901011150037281                             25,000
                    901011150037434                             30,000
                    901011150037426                              5,000
                    901011150037418                              3,040
                    901011150037299                             30,000
                    901011150037400                             14,280
                    901011150037396                             60,000
                    901011150037388                             13,000
                    901011150037370                              3,000
                    901011150037361                              5,000
                    901011150037353                             20,000
                    901011150037345                             12,680
                    901011150037248                             16,450
                    901011150037256                             20,000
                    901011650039573                             20,000
                    901011650039581                             30,000
                    901011650039565                             10,000

                                     Translation - for information purposes only

                    901011662092828                             10,000
                    900122750055013                            582,268
                    901010250034291                                262
                    900122750054769                              8,344
                    900122750054840                              5,000
                    900122750054777                             23,217
                    900122750054785                             61,049
                    900122750054912                              2,800
                    900122750054904                             15,000
                    900122750054891                             55,000
                    900122750055170                             33,493
                    900122750055188                              5,000
                    900122750055048                             25,000
                    900122750055196                             18,000
                    900122750055200                             13,125
                    900122750055218                                859
                    900122750055030                             27,500
                    900122750055226                             63,648
                    900122750055234                              4,875
                    900122750055242                              4,388
                    900122750055153                             23,975
                    900122750055285                             15,000
                    900122750055293                              5,000
                    900122750055307                              2,825
                    900122750055099                             15,000
                    900122750055315                             10,000
                    900122750055323                              6,675
                    900122750055331                             10,030
                    900122750055340                             15,000
                    900122750055358                              5,000
                    900122750055366                             46,858
                    900122750055374                             10,000
                    900122750055072                             30,000

                                     Translation - for information purposes only

                    900122750055102                             10,000
                    900122750055021                             17,658
                    900122750055111                             10,000
                    900122750055137                              7,137
                    900122750055081                             10,000
                    900122750055129                             10,070
                    900122750055145                             17,342
                    900122750055251                             15,000
                    900122750055064                              5,000
                    900122750055269                             14,930
                    900122750055277                             15,500
                    900122750055056                             10,000
                    900122750055161                             53,612
                    900122762099881                             10,000
                    900122850048634                              9,780
                    900122850048626                             35,000
                    900122850048596                             10,000
                    900122850048669                             29,791
                    900122850048618                             10,000
                    900122850048570                             20,000
                    900122850048723                             93,506
                    900122850048588                             44,964
                    900122850048707                             10,000
                    900122850048677                             21,895
                    900122850048715                              1,852
                    900122850048693                              8,148
                    900122850048642                             10,220
                    900122850048600                              6,494
                    900122850048561                             20,000
                    900122850048685                             78,105
                    900122850048651                                209
                    900122861759320                             10,000
                    900122950048381                                  5

                                     Translation - for information purposes only

                    900122950048411                              9,995
                    900122950048399                                777
                    900122950048402                            812,749
                    900122962320248                             31,000
                    901010250034398                              5,000
                    901010250034371                              4,408
                    901010250034363                              5,314
                    901010250034355                              5,000
                    901010250034347                              3,000
                    901010250034339                              3,000
                    901010250034321                              6,000
                    901010250034401                              2,000
                    901010250034428                              3,485
                    901010250034258                              5,000
                    901010250034436                              7,848
                    901010250034312                             18,000
                    901010250034304                              3,000
                    901010250034380                              1,278
                    901010250034240                              2,000
                    901010250034495                             12,572
                    901010250034410                             10,000
                    901010250034444                              4,750
                    901010250034266                              8,000
                    901010250034274                              7,000
                    901010250034452                              5,000
                    901010250034461                             27,765
                    901010250034282                              3,000
                    901010250034479                              2,000
                    901010250034487                              9,000
                    901010250034517                              3,000
                    901010250034509                              1,428
                    901091150048995                            220,000
                    901091250079766                                465

                                     Translation - for information purposes only

                    901091250079774                             36,558
                    901091250079782                             30,000
                    901091250079791                              5,000
                    901091250079804                             12,977
                    901091250079812                              1,409
                    902040561953974                             30,000
                    902040561953753                             28,759
                    902040561955055                             19,000
                    902040561955012                             12,000
                    902040561953818                             11,000
                    902040561953931                             18,000
                    902040861395621                            116,200
                    902040861395680                             11,500
                    902040861395965                            110,875
                    902040861396007                              1,207
                    902040861396040                             32,293
                    902040861396147                             11,750
                    902040861396244                             15,000
                    902040861396309                             24,881
                    902040961085785                             30,725
                    902040961085866                             12,290
                    902040961085904                             36,135
                    902040961085980                             21,550
                    902040961086102                             23,100
                    902040961086145                             26,200
                    902071761542165                             22,750
                    902071761542335                             20,250
                    902071761542246                              7,000
                    902071961237162                              5,000
                    902071961237367                             33,000
                    902071961237324                             17,000
                    902071961237243                             10,000
                    902071961237227                             10,000

              DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO
                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.


Annex 6: Documents verifying the guarantee securing payment of the consideration under the Bid.

                                (Telefonica logo)

                           SANTIAGO FERNANDEZ VALBUENA
                       Corporate Finance Managing Director
                                TELEFONICA, S.A.

Mr. Jose Maria Abril
Corporate Banking Managing Director
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
Po de la Castellana, 81
28046 Madrid

                                                             Madrid, 9 June 2003

Dear Sirs,

We hereby confirm that Telefonica, S.A. owns a deposit for the amount of 1,946,046,832 euros in current account number 0182 3994 09 0201501336 opened with you with the title TANGO.

It is hereby established that, pursuant to the terms of the Prospectus presented by Telefonica, S.A. to the Spanish Securities Market Commission ("Comision Nacional del Mercado de Valores"), the amount deposited corresponds to the maximum overall amount that Telefonica, S.A. would pay in the event that all the shares of TERRA NETWORKS, S.A. to which the take-over bid applies (370,675,587 shares) accept the bid. These 370,675,587 shares and the 230,792,328 shares owned by Telefonica, S.A. which have been frozen by Banco Bilbao Vizcaya Argentaria, S.A. represent 100% of the shares of TERRA NETWORKS, S.A.

It is also established that this letter substitutes and renders null and void the letter which was sent to you on 28 May 2003, which confirmed the setting up by Telefonica, S.A., on the same date, of a deposit for an amount of 1,981,181,638 euros. The reason for said substitution is the fact that on 5 June 2003 TERRA NETWORKS, S.A. carried out a capital decrease in which 6,692,344 shares of the company were redeemed, thus reducing by the same number the maximum number of shares of TERRA NETWORKS, S.A. which may accept the bid, and consequently reducing the maximum overall amount which Telefonica, S.A. would pay in the event that all of the shares to which the bid applies accepted the bid.

Likewise, we confirm that on today's date we have requested from BBVA BOLSA S.V. S.A. and Invercaixa, S.V., S.A. that they instruct you to release the aforementioned deposit in our favour in the amount of 35,134,806 euros, with value date 16 June 2003.

The deposit established in the aforementioned account shall remain at the disposal of BBVA BOLSA, S.V., S.A. and INVERCAIXA VALORES, S.V., S.A., and we have granted an irrevocable mandate to these financial institutions so that the amount deposited is used exclusively for the settlement of the transactions to acquire the shares of TERRA NETWORKS, S.A. which may be carried out as a result of the settlement of the take-over bid for TERRA NETWORKS, S.A. presented by Telefonica, S.A.

We confirm that Telefonica, S.A. may not make account drawdowns and that, likewise, and substituting any clause or general condition related to the opening and drawdown of the aforementioned account, our understanding is that Banco Bilbao Vizcaya Argentaria, S.A. shall only allow drawdowns on the balance of the account in the event that, (i) the applications for drawdowns are signed by a representative of BBVA BOLSA, S.V., S.A. or INVERCAIXA VALORES, S.V., S.A.,
(ii) that said representative proves that he/she has sufficient powers of attorney to act on behalf of BBVA BOLSA, S.V., S.A. or INVERCAIXA VALORES, S.V., S.A. and, (iii), that each application for a drawdown specifies that the amount requested shall be used exclusively to settle acquisition transactions for shares of TERRA NETWORKS, S.A. carried out as a result of the settlement of the take-over bid presented by Telefonica, S.A.

The provisions of the foregoing paragraph shall remain in force until the Spanish Securities Market Commission has declared that the process for the settlement of the aforementioned take-over bid has concluded to its full satisfaction or, otherwise, until the bid is withdrawn, cancelled or declared null and void.

Likewise, we have requested that BBVA BOLSA, S.V., S.A. and INVERCAIXA VALORES, S.V., S.A. confirm to you their acceptance of the mandate.

Finally, we indicate that the deposit shall under no circumstances be used by the owner or by the aforementioned stockbrokers for ends other than those indicated in the foregoing paragraphs.

Finally, we would be very grateful if you could issue a certificate as soon as possible, certifying the setting up of the deposit and the regime governing the same. Yours faithfully,

[illegible signature]

Santiago Fernandez Valbuena
Corporate Finance Managing Director
Telefonica, S.A.

                                                             Accepted and agreed

                                                           [illegible signature]
                                           Banco Bilbao Vizcaya Argentaria, S.A.

                                (Telefonica logo)

                           Santiago Fernandez Valbuena
                     Managing Director of Corporate Finance
                                Telefonica, S.A.

Mr Manuel Menendez
President
INVERCAIXA SOCIEDAD DE VALORES, S.A.
Avda. Diagonal, 621-629
08028 Barcelona

                                                             Madrid, 9 June 2003

Dear Sirs

We refer to our letter dated 28 May 2003 in which we confirmed that a cash deposit was made at Banco Bilbao Vizcaya Argentaria, S.A. in the amount of 1,981,181,638 euros to the individual account labelled TANGO, number 0182 3994 09 0201501336, opened by Telefonica, S.A. and for which we granted your entity an irrevocable mandate to use said deposit.

By means of the present we request that your entity and BBVA Bolsa, S.V., S.A. confirm in writing to Banco Bilbao Vizcaya Argentaria, S.A. that it may proceed to release in our favour (according to the instructions regarding the destination of the same to be provided by Telefonica, S.A. and with transaction date 16 June 2003) the amount of 35,134,806 euros of said deposit, so that the deposit amount now becomes 1,946,046,832 euros.

The reason for said release and reduction of the deposit is the share capital decrease carried out by TERRA NETWORKS, S.A. on 5 June 2003 in which it redeemed 6,692,344 shares, having therefore reduced by the same number the maximum number of shares of TERRA NETWORKS, S.A. that may accept the bid, and having therefore reduced the maximum overall amount that Telefonica, S.A. would pay in the event that all the shares encompassed by the take-over bid were to accept the bid.

Furthermore, we request that you sign and return to us the attached letter, which shall replace and render null and void the letter of acceptance of your mandate dated 28 May 2003 and in which the deposit amount has been changed.

We ask that you notify us and Banco Bilbao Vizcaya Argentaria, S.A. immediately of your acceptance of the present requests.


Yours faithfully

(signature)

             Gran Via, 28 - planta 9 - 28013 Madrid Tel: 91-584-0024

                                (Telefonica logo)

                           Santiago Fernandez Valbuena
                     Managing Director of Corporate Finance
                                Telefonica, S.A.

Mr Jose Barreiro
President
BBVA BOLSA, S.V., S.A.
Gran Via, 12
48001 Bilbao

                                                             Madrid, 9 June 2003

Dear Sirs

We refer to our letter dated 28 May 2003 in which we confirmed that a cash deposit was made at Banco Bilbao Vizcaya Argentaria, S.A. in the amount of 1,981,181,638 euros to the individual account labelled TANGO, number 0182 3994 09 0201501336, opened by Telefonica, S.A. and for which we granted your entity an irrevocable mandate to use said deposit.

By means of the present we request that your entity and Invercaixa Sociedad de Valores, S.A. confirm in writing to Banco Bilbao Vizcaya Argentaria, S.A. that it may proceed to release in our favour (according to the instructions regarding the destination of the same to be provided by Telefonica, S.A. and with transaction date 16 June 2003) the amount of 35,134,806 euros of said deposit, so that the deposit amount now becomes 1,946,046,832 euros.

The reason for said release and reduction of the deposit is the share capital decrease carried out by TERRA NETWORKS, S.A. on 5 June 2003 in which it redeemed 6,692,344 shares, having therefore reduced by the same number the maximum number of shares of TERRA NETWORKS, S.A. that may accept the bid, and having therefore reduced the maximum overall amount that Telefonica, S.A. would pay in the event that all the shares encompassed by the take-over bid were to accept the bid.

Furthermore, we request that you sign and return to us the attached letter, which shall replace and render null and void the letter of acceptance of your mandate dated 28 May 2003 and in which the deposit amount has been changed.

We ask that you notify us and Banco Bilbao Vizcaya Argentaria, S.A. immediately of your acceptance of the present requests.

Yours faithfully

(signature)

             Gran Via, 28 - planta 9 - 28013 Madrid Tel: 91-584-0024

              DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO
                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.


Annex 7:      Standard form for the announcement of the Bid.

                          Model announcement of the Bid

                                TAKE-OVER BID FOR

                              TERRA NETWORKS, S.A.

                          LAUNCHED BY TELEFONICA, S.A.

On June 19, 2003, THE SPANISH SECURITIES MARKET COMMISSION (hereinafter, "CNMV"), authorised the launching, by TELEFONICA, S.A. (hereinafter, the "BIDDER" or "TELEFONICA"), of a Take-over Bid (the "Bid") for TERRA NETWORKS, S.A. (hereinafter the "TARGET COMPANY" or "TERRA").

The Bid shall be governed by Spain's Securities Market Law 24/1998, dated July 28, 1998, by Royal Decree 1197/1991, dated July 26, 1991, and other applicable legislation, and shall be carried out according to the following:

                                      TERMS

INTRODUCTION

The present Bid is launched in Spain and in the United States of America. In the United States of America the Bid is addressed to the holders of shares in TERRA represented by American Depositary Shares ("ADSs"), which are listed on the United States' Nasdaq National Market.

On the filing date of the Prospectus corresponding to the Bid, the number of TERRA shares represented by ADSs, according to information provided by TERRA, totaled 58,703,234 shares, of which, on June 9, 2003, 26,765,961 shares were subject to the Stock Option Plan for employees of Lycos Inc. (a company controlled by TERRA), and 2,420,468 shares held by Lycos Inc. were included in TERRA's treasury stock, leaving a total of 29,516,805 shares. Each of the ADSs grants the holder the right to receive one TERRA share.

In accordance with Rule 14d-1(c) under the Securities Exchange Act of 1934, when 10% or less of the outstanding shares, calculated in accordance with the provisions of the aforementioned rule, of a foreign company subject to a take-over bid are owned by stockholders resident in the United States of America, the BIDDER is not obliged to present documentation otherwise required in Rule 13(e)3, and the only obligation is that the terms of the bid for the American stockholders be the same as those applicable to the rest of the stockholders, including the distribution of a translation of the documentation filed with the Spanish Securities Market Commission to the American stockholders. This documentation shall also be furnished to the Securities and Exchange Commission (hereinafter the "SEC") using a Form CB, at the latest on the day after the documentation is made available to the public in Spain.

As a result, given that the information held by TELEFONICA demonstrates that, in accordance with applicable rules, less than 10% of the TERRA shares are owned by residents of the

United States of America, TELEFONICA considers that this Bid is subject to the aforementioned regulations.

On May 29, 2003, one day after the present Bid was announced in Spain on May 28, 2003, the corresponding Form CB was filed with the SEC by attaching a copy in English of the relevant facts and the press article published in Spain, together with a Form FX communicating the appointment of an agent for service of process in the United States of America.

In addition, TELEFONICA, after the present Bid is authorised in Spain, shall send English versions of the Prospectus together with any necessary complementary documentation to the holders of ADSs. Likewise, this documentation shall be filed with the SEC using a Form CB.

Finally, and with regard to the procedure for the holders of TERRA shares represented by ADSs to accept the present Bid, please refer to section III.5.

I.   SUBJECTIVE ELEMENTS OF THE BID

The target company of this Bid is TERRA, with a registered address at Calle Nicaragua n(degree) 54, Barcelona, and holding Fiscal Identification Code A-82/196080.

The bidder is TELEFONICA, with a registered address in Madrid, Gran Via n(degree) 28, and holding Fiscal Identification Code number A-28/015865.

On May 28, 2003, the Board of Directors of the BIDDER adopted the necessary resolutions to launch the present Bid. TELEFONICA directly owns 230,792,328 shares in the share capital of TERRA, representing 38.37% thereof.

Likewise, Telefonica del Peru, S.A. and Compania de Telecomunicaciones de Chile, S.A., companies controlled by the BIDDER, hold, respectively, 2,238,739 (0.37%) and 2,984,986 (0.50%) shares of TERRA.

Furthermore, according to information provided by TERRA, TERRA does not hold any of its own shares directly, however it has a restricted reserve of Euros 1,858,000 corresponding to a total of 2,420,468 shares, held indirectly, on the date of this announcement, through Lycos Inc., representing 0.402% of the share capital of TERRA.

TELEFONICA exercises control over TERRA in accordance with the provisions of
Article 4 of the Securities Market Law 24/1988 and Article 42 of the Spanish Commercial Code, as indicated in the Prospectus of the Bid.

II.  OBJECTIVE ELEMENTS OF THE BID

II.1. Securities covered by the Bid.

      The Bid covers 100% of the shares of TERRA, that is, 601,467,915 shares with a nominal value of Euros 2.00 each.

      However, the shares of TERRA which TELEFONICA directly owns, i.e. 230,792,328 shares, which represent 38.37% of its share capital, shall not be included in the Bid and have been frozen until the date of publication of the result of the Bid in the corresponding Gazettes of Listed Securities.

       Pursuant to the foregoing, the aim of the Bid is to acquire 370,675,587 shares of TERRA (61.63% of its share capital) which, together with the frozen shares, amount to 100% of the shares of the TARGET COMPANY.

       The stockholders to which the Bid is addressed include: (a) the indirect stake held by TELEFONICA through Telefonica del Peru, S.A. (0.37% of the share capital) and Compania de Telecomunicaciones de Chile, S.A. (0.5% of the share capital); (b) the treasury stock of TERRA held by Lycos Inc. (0.40%); and (c) TERRA shares subject to the Stock Option Plans for employees of TERRA and Lycos Inc. (6.77%).

       The shares covered by the Bid shall be transferred by the person authorised to do so, free of liens and encumbrances or third party rights, so that the BIDDER acquires full title pursuant to the provisions established in Article 9 of the Spanish Securities Market Law, including any voting and economic rights that are inherent thereto at the time the Bid is launched.

       The terms of the Bid are identical for all shares to which this Bid is addressed.

II.2.  Consideration offered for the securities.

       The BIDDER offers the stockholders of TERRA the amount of Euros 5.25 for each share of TERRA. Consideration shall be paid in cash.

II.3. Maximum number of shares covered by the Bid and minimum number to be acquired in order for the Bid to be effective.

       a)   Maximum

       This Bid shall cover all the shares making up TERRA's share capital, i.e. 601,467,915 shares. Nevertheless, and as mentioned above, TELEFONICA has frozen 230,792,328 shares of TERRA (38.37%) which shall not accept the Bid and, consequently, the Bid effectively covers 370,675,587 shares, representing 61.63% of TERRA's share capital.

       b)   Minimum

       The effectiveness of the Bid is conditional upon TELEFONICA acquiring a number of TERRA shares which, together with the 230,792,328 shares (38.37%) of the TARGET COMPANY that it already directly owns and which have been frozen until the result of the Bid is published, enable at least 75% of the share capital, i.e. 451,100,937 shares, to be directly acquired by the BIDDER. Consequently, compliance with said condition would entail acquiring a minimum of 220,308,609 shares of the TARGET COMPANY (36.63%).

       Therefore, if as a result of the present Bid, TELEFONICA only reached the minimum percentage to which the Bid is subject and the indirect stake held through Telefonica de

       Peru, S.A. and Compania de Telecomunicaciones de Chile, S.A. were not covered by the Bid, TELEFONICA's direct and indirect stake in TERRA after the Bid would then be 75.87% of the share capital of TERRA, without counting the aforementioned treasury stock.

       The BIDDER expressly reserves the right to waive the minimum number of shares to which the Bid is subject, without any decision whatsoever having been adopted in this regard at the date of the Prospectus.

       c) BIDDER's Commitments

       The BIDDER declares its commitment that, neither it, acting on its own behalf or through an intermediary, nor any company of its group, shall acquire shares, either directly or in a concerted manner, in the TARGET COMPANY by any means other than the Bid procedure from the time it was announced on May 28, 2003 until its end.

       If the Bid is unsuccessful, the BIDDER, the members of its management body, its senior executive staff and any person acting in concert with the same, may not launch another take-over bid until six months have elapsed since the date of publication of the Bid's result, nor may they acquire securities in said period which would require a bid to be launched.

II.4.  Guarantees established by the BIDDER for settlement of the Bid.

       In order to guarantee the payment of the consideration offered, the BIDDER has opened a cash account at Banco Bilbao Vizcaya Argentaria, S.A. for a total of Euros 1,946,046,832, an amount which has been irrevocably attached to the settlement of the Bid.

II.5.  Financing of the Bid.

       TELEFONICA shall use the funds deposited in Banco Bilbao Vizcaya Argentaria, S.A., referred to in section II.4 above, to acquire the shares of TERRA to which this Bid is addressed. Said deposit was established with excess treasury from the BIDDER, without using any available credit facilities to do so. TELEFONICA's net debt shall be increased by the same amount in which its treasury is decreased.

       The TARGET COMPANY will not incur any debt as a result of this Bid.

III.   FORMAL ELEMENTS OF THE BID

III.1. Acceptance period.

       The acceptance period of the present Bid shall be one month as from the date of publication of the first of the announcements of the Bid, pursuant to the provisions established in Article 18 of Royal Decree 1197/1991 dated July 26, 1991 (said announcements, according to this Article, shall be published in the Official Gazette of the Mercantile Registry, in the Gazettes of Listed Securities of the Securities Markets of Madrid, Barcelona, Bilbao and Valencia, and in two newspapers, one of them distributed nationally and the other widely distributed in the place of the TARGET COMPANY's registered address).

         For these purposes, a month shall be counted from date to date. If the first day of the term is not a business day for the purposes of the Spanish Computer Assisted Trading System ("SIBE"), the acceptance period shall begin on the next business day for SIBE purposes; and if the last day of the term is not a business day, the acceptance period shall be automatically extended until midnight on the next immediate business day for SIBE purposes.

         Pursuant to the provisions established in Article 19 of Royal Decree 1197/1991, as long as the two-month legal maximum is not exceeded, the BIDDER may extend the period of acceptance initially established with the prior authorisation of the CNMV and shall announce the extension in the same media in which the announcement of the Bid was published, at least three days before the end of the initial acceptance period.

III.2. Formalities relating to the acceptance and manner and term in which the consideration shall be received.

III.2.1. Formalities related to the acceptance of the Bid.

         (i) Declarations of acceptance of the Bid shall be unconditional and irrevocable, and any tenders which do not meet these requirements shall be deemed invalid and shall not be accepted.

                Holders who wish to declare their acceptance of the Bid should do so by any official means to the Governing Body of the Securities Markets of Madrid, Barcelona, Bilbao, Valencia, within the period indicated through any entity which is a member of the market and said entity shall be responsible for the title and possession of the shares to which the acceptances refer, as well as for the non-existence of any liens or encumbrances or third-party rights which restrict the voting or economic rights of such shares or the free transferability thereof.

                Each declaration of acceptance of the Bid made by a TERRA stockholder before the corresponding entity shall include all the identification details required under current law for this type of transaction. Such declaration of acceptance shall also include all the necessary details on the title of the TERRA shares in order to formalise the transfer thereof to the BIDDER.

         (ii) Each TERRA stockholder may require the entity, through which it is processing its acceptance, to provide a receipt proving that the acceptance was processed, in accordance with applicable procedural rules.

         (iii) Under no circumstances shall the BIDDER accept securities of which the registration references were subsequent to the last day of the acceptance period of this Bid, i.e. the shares offered for sale must have been purchased, at the latest, on the last day of the acceptance period of the Bid.

III.2.2. Settlement procedure and delivery of consideration for the Bid.

         Upon the Bid expiration, or of any period resulting from the extension or modification thereof, as the case may be, the Governing Bodies of the Securities Markets of Madrid, Barcelona, Bilbao and Valencia shall notify the CNMV, within a maximum of five business days, of the total number of shares included in the declarations of acceptance presented.

         Once the CNMV knows the total number of acceptances, it shall notify the Governing Bodies of the Securities Markets of Madrid, Barcelona, Bilbao and Valencia, and TELEFONICA and TERRA, within three days, of the positive or negative result of the Bid. The Governing Bodies shall publish this result no later than the following day in the corresponding Gazettes of Listed Securities. The publication date of the result of the Bid shall be the date of the session to which said Gazettes refer.

         The acquisition of the shares shall be settled by either BBVA BOLSA SV S.A. or INVERCAIXA VALORES, S.V., S.A., who shall act on behalf of the BIDDER in accordance with the appointment set forth in section III.4 below.

         The settlement and payment of the consideration offered shall be made following the procedure established for this purpose by the Management Company for the Registry, Clearing and Settlement of Securities (IBERCLEAR); the trading date of the corresponding securities market transaction shall refer to the date of publication of the result of the Bid in the Gazettes of Securities Listed on the Securities Markets of Madrid, Barcelona, Bilbao and Valencia.

         Should the BIDDER not acquire the minimum established in section II.3, the BIDDER may waive said condition, acquiring all the securities offered, although on the date of the Prospectus, the BIDDER has made no decision in this regard.

         In the event that the minimum is not reached, TELEFONICA undertakes, within 3 days of being informed of the result of the Bid by the CNMV, to notify the CNMV of its decision whether or not to waive the minimum limit conditioning the Bid. In any event, the aforementioned notification shall be made public by the BIDDER in the manner foreseen in Article 18.1 of Royal Decree 1197/91, on the day after said notification.

III.3.   Acceptance and settlement expenses of the Bid.

         The stockholders of TERRA who accept the Bid shall bear and pay the corresponding fees for the participation of a stockbroker in the transaction, the charges of the corresponding Governing Bodies of the Securities Markets and the IBERCLEAR settlement, as well as any other expense incurred by the seller relating to the sale and purchase.

         Expenses incurred by TELEFONICA shall be borne by the BIDDER.

         In the event that the Bid is unsuccessful, all expenses derived from the acceptance and return of the documents confirming the ownership of the securities which were provided by those who accepted the Bid, shall be borne by TELEFONICA.

III.4.   Appointment of the Stockbrokers acting on behalf of the BIDDER.

         The BIDDER has appointed BBVA BOLSA, S.V., S.A., with a registered address at Gran Via 12, 48001 Bilbao, holding Fiscal Identification Code number A-28/718112, and INVERCAIXA VALORES, S.V., S.A., with a registered address at Avenida Diagonal, 621-629, 08028 Barcelona, holding Fiscal Identification Code number A-58/483124 as the entities in charge of settling the share purchase transactions that may result from this Bid and which are processed by the Governing Bodies of the Securities Markets of Madrid, Barcelona, Bilbao and Valencia.

III.5. Formalities for the acceptance of the Bid in the case of TERRA shares represented by American Depositary Shares ("ADSs").

         With regard to the acceptance of the Bid in the case of TERRA shares represented by ADSs listed on the Nasdaq National Market, TELEFONICA has appointed Citibank N.A. (hereinafter, "Citibank"), acting through its office at 111 Wall Street, New York, New York 10005, USA, as Agent for the Bid in the United States of America.

         Any holder of ADSs wishing to accept the present Bid with the shares in TERRA represented by its ADSs may contact Citibank directly, attaching to its acceptance a certificate confirming ownership, or the banks, brokers or trustees where the ADSs are deposited or, if applicable, by means of the book-entry system of The Depository Trust Company ("DTC") if it has its ADSs registered with such company, notifying that it intends to accept the present Bid within the periods established to this end in the Prospectus. Citibank shall send more detailed instructions on this procedure directly to the holders of ADSs.

         For the purposes of Article 27 of Royal Decree 1197/1991 dated July 26, 1991, governing take-over bids, Citibank shall notify a member of the Spanish market, immediately and, in any event, within a maximum of two securities market working days from the end of the period for the acceptance of the present Bid, of the total number of shares represented by ADSs that have accepted the Bid, so that said member of the market may inform the Governing Bodies of the Securities Markets within said term, of the total number of shares included in the declarations of acceptance presented.

         Settlement and payment of the consideration offered will be carried out in accordance with the provisions of section III.2.2 above, whereby, once Citibank receives the corresponding funds in Euros, it will pay the holders of the ADSs the price of the consideration in U.S. dollars at the applicable Euro/U.S. Dollar rate of exchange available at that time in the open market, less any fees, taxes and expenses corresponding to the transaction, which shall be listed in the aforementioned instructions to be sent to the holders of the ADSs. These fees and expenses shall include the acceptance and settlement expenses listed in section III.3 above and the treatment of which is described in this section.

IV. OTHER INFORMATION

IV.1.    Objective of the Bid and future activity of the TARGET COMPANY.

         TELEFONICA's objective in filing this Bid is to increase its holding in TERRA, in order to obtain full control and to further integrate the two companies, in accordance with the terms set out below.

         On February 12, 2003, the two companies executed a Strategic Alliance Framework Agreement (hereinafter, the "Framework Agreement"), a long-term agreement designed for both companies to take advantage of TELEFONICA's capacity as a provider of connectivity and broadband and narrowband access, and TERRA's capacity as an Internet portal, aggregator, provider and manager of Internet content and services, in fixed telephony, so that both companies may capture the synergies and savings generated by the Internet, a complex and ever-changing business sector.

         However, this business model could offer even greater potential for TERRA and TELEFONICA if all aspects of the same are developed fully. To this end, achieving the highest degree of integration of operations permitted by the market and current regulations appears to be the best strategy for overcoming as far as possible the main factors which condition the evolution of the business model, which are basically as follows:

         . The flexibility and freedom in business needed both to boost growth in demand and to improve positioning in the competitive market.

         . The efficiency of operations that the drastic decrease in the margins of these products and services demands.

         . The increase in investment required for development, due to the technological complexity of the platforms and the capacity requirements for access to and transmission of information.

         . Growing customer demand for products and services that integrate connectivity, Internet access, and value-added services and content.

         In an attempt to fulfil these conditions, the general plan for the subsequent development of the business model would be based on the following factors:

         . The operation of TERRA as a specific line of business in order to maximise the potential of its trademark and Internet capacities (with particular emphasis on the residential and professional segments), while streamlining its structural and management resources;

         . The integration of TERRA with the fixed telephony operators in markets in which operators of the TELEFONICA Group have a presence;

     . Establishing TERRA as the unit integrating the TELEFONICA Group's online content offer; and

     . Bolstering the integrated offer of connectivity products and services, Internet access and value-added content and services, to customers of the TELEFONICA Group.

     Given TELEFONICA's current holding in TERRA and the nature of the factors which would permit the expansion of the new business model, TELEFONICA believes it is necessary for it to increase its control over TERRA by increasing its stake therein, which shall enable an improved development and growth in the Internet business of the TELEFONICA Group, by bringing the interests of both companies closer together and adequately integrating them into the value chain of the Internet business. To do this, TELEFONICA has decided to direct the Bid at all the shares of TERRA in order to obtain the highest percentage possible of its share capital.

     The development of the business model which TELEFONICA intends to boost pursues a greater integration of TERRA with fixed telephony operators and TELEFONICA Group data and with its corporate units that are involved in the management and purchase of content, in the manner described below.

     Activity; Assets and Liabilities.

     The BIDDER has no plans regarding the assets of the TARGET COMPANY other than to use and, as the case may be, restructure those assets, at any given time, in the manner which it deems most appropriate in order for the TARGET COMPANY to carry out its activities according to the business model described in section IV.1 above.

     Thus, with regard to the markets on which TELEFONICA is present through fixed telephony operators, and as it increases its stake in TERRA, TELEFONICA's plan is to carry the integration further by increasing the level of services provided by TELEFONICA to TERRA and the use of the TERRA trademark as such when offering the portals in certain customer segments and, if applicable, in Internet access. TELEFONICA shall boost its range of services, portals and Internet content through TERRA's trademark and capacities, together with the assets the BIDDER has in this sector. In the remaining markets, the possibility shall be examined of offering additional telecommunications services on TERRA's Internet portals, together with a greater centralisation of operations management, combined with other mobile telephony business and TELEFONICA Group data.

     With respect to Lycos, TELEFONICA wishes that it be managed with the highest level of flexibility and independence that is demanded by the world's leading Internet market, i.e. the US market.

     In relation to third party arrangements and agreements which TERRA currently has in order to develop its range of contents and portals, TELEFONICA intends to maintain them and to gradually analyse their progress according to their results, degree of complementarity and adequacy for the construction of its range of portals and Internet services.

          However, if the future criteria regarding profitability and generation of value for the stockholders of TERRA and, indirectly, of TELEFONICA, render it advisable to expand, transfer, restructure, cease or reduce any of the TARGET COMPANY's activities or restrict the same to certain geographic areas, the BIDDER would proceed to analyse the plan of action appropriate for the assets relevant to such activities without there being an intention whatsoever in this regard at the date of the Prospectus.

          At the date of the Prospectus, TELEFONICA has no plans to significantly alter TERRA's level of debt or to modify its share capital figure. Likewise, at the date of the Prospectus, no substantial modification is envisaged of TERRA's employment policy, except as derived from the materialisation of the synergies referred to in section IV.2 below.

          TELEFONICA has not signed any agreement, nor has it assumed any undertaking whatsoever, with respect to maintaining any company, line of business or asset within TERRA's company group.

          Finally, TELEFONICA has no plans to carry out any merger, spin-off, transformation or transfer which may directly or indirectly affect TERRA, the companies of its group, or any of its lines of business, or significant assets of TERRA, or to transfer the shares of the TARGET COMPANY to third parties after this Bid. Nevertheless, the possibility remains of these alternatives being considered in the future.

          In any case, it should be taken into account that the evolution of rapidly changing Internet markets may lead to a change in some of the aforementioned plans, which may advise the taking of decisions different from those envisaged herein.

          Changes to the By-laws and management body.

          The BIDDER does not intend to modify the By-laws of TERRA after this Bid.

          If the Bid is successful, TELEFONICA intends to renew the Board of Directors of TERRA, in order to increase its presence on the same according to the shareholding acquired after the Bid. In any case, pursuant to current regulations and the recommendations that are generally accepted in good government practice, TELEFONICA intends to maintain independent directors on the Board of Directors, according to the resulting shareholding structure following the Bid under the Prospectus.

          Trading of the securities of the TARGET COMPANY.

          Given that the present Bid is not a de-listing bid, TELEFONICA does not intend to apply for the de-listing of TERRA's shares through this Bid. Notwithstanding the foregoing, if as a result of the present Bid the distribution of TERRA shares does not allow adequate trading frequency and liquidity, TELEFONICA undertakes to adopt, within a term of 6 months following the end of the Bid, any measures that are necessary to maintain the listing of the TERRA shares or to apply for their de-listing in compliance with any applicable requirements including, as the case may be, the launching of a de-listing take-over bid in the aforementioned term.

   IV.2.  Impact of this operation on the BIDDER

          The acquisition of shares in TERRA will not affect the BIDDER's dividend policy. TELEFONICA intends to maintain its current dividend policy based on expected cash flow generated by its operations.

          The price of the Bid, taking as a reference TERRA's consolidated group financial statements at March 31, 2003, adjusted with the share capital decrease registered in June, shall generate an additional goodwill in TELEFONICA of approximately Euros 72 million. This goodwill shall be amortised over a term of ten years, at a rate of Euros 7.2 million per year, according to TELEFONICA's current accounting policy. Assuming that the Bid is 100% accepted, the estimated negative impact of the same on the consolidated results of the BIDDER in the 2003 financial year, and if the new stake acquired were consolidated for a period of 6 months, would amount to Euros 50.3 million, an amount which includes the proportional amortisation of the goodwill, financial results after tax and the allocation of results of the acquired stake.

          On the other hand, in the event of reaching the minimum number of shares to which the Bid is subject, TERRA shall be necessarily integrated into TELEFONICA's consolidated fiscal group in the next financial year, i.e. in 2004. Consequently, as from that time, the positive or negative taxable base obtained by TERRA in each financial year shall be integrated into the Group's consolidated tax base. Likewise, any credits or other tax benefits accrued by TERRA shall be added and used by the consolidated fiscal group of which TELEFONICA is the controlling company. This impact, amongst others, has been taken into account to establish the minimum 75% limit referred to in section II.3.b) above.

          However, the negative taxable bases and tax benefits generated to date by the TARGET COMPANY, pending offset, may only be offset in the consolidated tax base of the TELEFONICA Group up to the maximum allowed by the individual positive tax base generated by TERRA itself in each financial year. In the event that any corporate operation were carried out in the future which affected TERRA (merger, spin-off or others), the treatment of said bases and tax benefits shall depend on the specific operation eventually carried out.

          Assuming that the Bid is 100% accepted, the consolidated debt ratio/1/ of the TELEFONICA Group, based on the financial statements at March 31, 2003, would be 47.6%, as opposed to 45.5% before the operation.

/1/ Debt ratio: Net debt / (Own resources + External stockholders + Income to be distributed + Long-term debt with public administrations + Net debt).

Net debt: Long-term creditors (excluding minority stockholder debt) + Issues and bank debt - Long-term and short-term financial investments - Treasury.

                                       Translation-for information purposes only

          As a result of integrating the businesses, making a joint effort in markets where TELEFONICA is present and eliminating redundant functions and competencies in its positioning, TELEFONICA expects to be able to generate synergies with this operation; as regards income, by repositioning the business in order to boost the growth of the broadband market, increasing the Group's Internet market share, increasing customer income and margins; as regards expenses and investment resources allocated to the business, by restructuring the business and eliminating redundancies, streamlining its work centres and saving on management and administration costs, integrating the services and product development units, improving the efficiency of content purchase and production and generating savings in marketing and commercial campaigns. As a result of all the foregoing, TELEFONICA expects to generate an additional operating margin of Euros 14.2 million in the final quarter of 2003, increasing this forecast to Euros 268.9 million for the period 2003-2006, including said quarter.

    IV.3. Availability of the Prospectus.

          Pursuant to the provisions of Article 18.3 of Royal Decree 1197/1991, dated July 26, 1991 the Prospectus and its supporting documentation has been made available to the interested parties, and was deposited at the Governing Bodies of the Securities Markets in Madrid, Barcelona, Bilbao and Valencia; at the registered address of TELEFONICA (Calle Gran Via, n(degrees)28, 28013, Madrid); at the registered address of TERRA (Calle Nicaragua, n(degrees)54, 08029, Barcelona); at the registered address of BBVA BOLSA S.V., S.A. (Gran Via 12, 48001, Bilbao); and at the registered address of INVERCAIXA VALORES S.V., S.A. (Avda. Diagonal, 621-629, 08028, Barcelona), on the day after the publication of the first of the announcements concerning this Bid.

          Furthermore, the Prospectus and its supporting documentation may be consulted in the public records of the CNMV in Madrid (Paseo de la Castellana 15) and at its representative office in Barcelona (Paseo de Gracia 19), as well as on the CNMV website (in the latter case, only the Prospectus shall be available).

                                                     In Madrid, on June 18, 2003

                                                                TELEFONICA, S.A.

              DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO
                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.


Annex 8:    Letter regarding the publication of the Bid.

                                     Translation - for information purposes only

SPANISH SECURITIES MARKET COMMISSION
Paseo de la Castellana, 15
Madrid

                                                            Madrid, 18 June 2003

Dear Sirs

Regarding the take-over bid for the shares of TERRA NETWORKS, S.A. filed by TELEFONICA, S.A. on 28 May 2003, we hereby inform you that the sole announcement to be made in relation with said operation shall consist of the publication of the announcements referred to in Article 18 of Royal Decree 1197/91, dated 26 July, within the periods indicated in the same. In addition, it is envisaged that a translation of the announcement published in Spain shall be published in a newspaper distributed nationally in the United States. There is no intention to make any other announcement or publication of any kind regarding this bid.

Notwithstanding the foregoing, in the event that the decision is made to make any additional announcement or publication, the contents of the same would first be communicated to the Spanish Securities Market Commission with sufficient notice.

Yours faithfully

              DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO
                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.


Annex 9: Letters of acceptance from the Stockbrokers acting on behalf of the Bidder.

InverCaixa
InverCaixa Valores, S.V., S.A.
Maria de Molina, 6
28006 Madrid - Spain
Tel: 915576900
Fax: 915576947
E-mail: atruan@invercaixa.es
Antonio Truan
General Manager

Mr Santiago Fernandez Valbuena
Managing Director of Corporate Finance
Telefonica, S.A.
Gran Via, 28
28013 Madrid

                                                            Madrid, 16 June 2003

Dear Sirs

We refer to our letter dated 28 May 2003 in which we accepted the irrevocable mandate to use the deposit made into account number 0182 3994 09 0201501336 in the name of Telefonica, S.A. in Banco Bilbao Vizcaya Argentaria, S.A. Said deposit was established in order to cover the settlement of the acceptances received from the owners of shares of Terra Networks S.A. as a result of the take-over bid launched for said company by Telefonica, S.A.

We also refer to your letter dated 9 June 2003, in which you informed us of the capital reduction of Terra Networks, S.A. which was executed on 5 June 2003 last and in which you request that we confirm to Banco Bilbao Vizcaya Argentaria, S.A. that said entity can release the amount of 35,134,806 euros in your favour, thus leaving the deposit with a total of 1,946,046,832 euros. We have carried out said confirmation in the terms of the letter which is attached to the present one.

Consequently, we hereby substitute and render null and void our letter of 28 May 2003, confirming for the corresponding purposes that Invercaixa Valores, S.V., S.A. has been appointed by Telefonica, S.A. together with BBVA Bolsa, Sociedad de Valores, S.A. as an entity responsible for the intervention and settlement of the acquisition transactions for the shares of Terra Networks, S.A., on the securities markets of Madrid, Barcelona, Bilbao and Valencia and accepting said appointment for the purposes foreseen in the Prospectus of said bid and in the legislation currently in force.

Yours faithfully

[illegible signature]

BBVA Bolsa                                              Isabel Bermejo Rodriguez
                                                               Managing Director

Banco Bilbao Vizcaya Argentaria, S.A.
Da. Nuria Alonso
Alcala, no 16
28014 Madrid

                                                            Madrid, 16 June 2003

Dear Sirs

Telefonica, S.A. is the owner of a cash deposit made at your entity in the amount of 1,981,181,638 euros, in an individual account labelled TANGO, number 0182 3994 09 0201501336.

Telefonica, S.A. has granted an irrevocable mandate in order for InverCaixa Valores, S.V., S.A. and BBVA Bolsa, S.V., S.A. to be the only entities that may have access to said deposit so that the amount of the same is used exclusively to pay the corresponding settlements in relation to the Take-over Bid launched by Telefonica, S.A. over 100% of the shares of Terra Networks, S.A.

On 5 June 2003, Terra Networks, S.A., as indicated to us by Telefonica, S.A. in a document dated 9 June 2003, proceeded to reduce its share capital by 6,692,344 shares. As a result, the deposit made of 1,981,181,638 euros exceeds by 35,134,806 euros the maximum amount to be paid, if appropriate, to the shareholders accepting the Bid. Therefore, and based on the aforementioned declaration regarding the execution of the share capital decrease of Terra Networks, S.A., we hereby request that Banco Bilbao Vizcaya Argentaria, S.A. proceed, if appropriate, to release and reduce the aforementioned deposit in favour of Telefonica, S.A. (according to the instructions regarding the destination of the same to be provided by Telefonica, S.A.) in the amount of 35,134,806 euros, so that the deposit amount now becomes 1,946,046,832 euros.

Therefore, the amount available to BBVA Bolsa, S.V., S.A., if appropriate, for payment to the shareholders accepting the Bid shall be reduced to 1,946,046,832 euros.

Yours faithfully



(signature)



c.c. Mr Santiago Fernandez Valbuena
Directorate General for Corporate Finance, Telefonica, S.A.
Gran Via, no 28
28013 Madrid

              DOCUMENTS ANNEXED TO THE PROSPECTUS CORRESPONDING TO
                    THE TAKE-OVER BID FOR TERRA NETWORKS S.A.

Annex 10:    Copy of the notifications filed before the competition authorities in the United States of America and in Mexico

C L I F F O R D                                CLIFFORD CHANCE US LLP

C H A N C E                                    THE WILLIAM P ROGERS BUILDING
                                               2001 K STREET NW
                                               WASHINGTON DC 20008 1001

                                               TEL +1 202 912 5000
                                               FAX +1 202 912 6000
                                               www.cliffordchance.com

                                                 John M. Sipple, Jr.
                                                 Counsel
                                                 DIRECT TELEPHONE (202) 912-5157
                                                 DIRECT FACSIMILE (202) 912-6162

June 18, 2003

BY HAND

DIRECTOR OF OPERATIONS
Antitrust Division
U.S. Department of Justice
601 D Street, N.W.
Room #10-013
Washington, D.C. 20530

        Re: Proposed Cash Tender Offer by Telefonica, S.A. for All of the Outstanding Ordinary Shares of Terra Networks, S.A.

Dear Sir or Madam:

On behalf of Telefonica, S.A. ("Telefonica"), we are forwarding three signed and duly executed Notification and Report Forms ("HSR Form") and one set of documentary attachments with respect to the proposed cash tender offer by Telefonica for all of the outstanding ordinary shares of Terra Networks, S.A. Telefonica is the acquiring person in this transaction.

If I can be of assistance in your review of the proposed transaction, please do not hesitate to call me at (202) 912-5157. Kindly acknowledge receipt of the enclosed materials by time-stamping the enclosed copies of this letter and Telefonica's HSR Form.

Sincerely,

/s/ John M. Sipple, Jr.

John M. Sipple, Jr.

Enclosures

                            TRANSACTION NUMBER ASSIGNED [_][_][_][_][_][_][_][_]

------------------------------------------------------------------------------------------------------------------------------------
16 C.F.R. Part 803 - Appendix                                                       Approved by OMB
                                                                                    3084-0005
NOTIFICATION AND REPORT FORM FOR CERTAIN MERGERS AND ACQUISITIONS                   Expires 08/31/02
------------------------------------------------------------------------------------------------------------------------------------
THE INFORMATION REQUIRED TO BE SUPPLIED ON THESE ANSWER SHEETS IS SPECIFIED IN THE INSTRUCTIONS
>  Attach the Affidavit required by (S) 803.5 to this page.

------------------------------------------------------------------------------------------------------------------------------------
FEE INFORMATION                                         TAXPAYER IDENTIFICATION NUMBER ________________________________________
                                                        or SOCIAL SECURITY NUMBER of payer ____________________________________
AMOUNT PAID   $280,000                                  (acquiring person (and payer if different from acquiring person))
              ----------------
In cases where your filing fee would be higher if       CHECK ATTACHED   [_]    MONEY ORDER ATTACHED   [_]
based on acquisition price or where the acquisition     WIRE TRANSFER    [X]    CONFIRMATION NO. ______________________________
price is undetermined to the extent that it may         FROM: NAME OF INSTITUTION  2792070100184818 or 890288
straddle a filing fee threshold, attach an                                         --------------------------
explanation of how you determined the appropriate       NAME OF PAYER (If different from PERSON FILING)
fee (acquiring persons only).
              Attachment Number _______________________

------------------------------------------------------------------------------------------------------------------------------------
IS THIS A CORRECTIVE FILING?     [_] YES      [X] NO
------------------------------------------------------------------------------------------------------------------------------------
IS THIS ACQUISITION SUBJECT TO FOREIGN FILING REQUIREMENTS?   [X] YES   [_] NO
     If YES, list jurisdictions:  Mexico
------------------------------------------------------------------------------------------------------------------------------------
IS THIS ACQUISITION A CASH TENDER OFFER?   [X] YES   [_] NO             BANKRUPTCY?          [_] YES   [X] NO
------------------------------------------------------------------------------------------------------------------------------------
DO YOU REQUEST EARLY TERMINATION OF THE WAITING PERIOD?     (Grants of early termination are published in the Federal Register AND
     [X] YES    [_] NO                                           on the FTC web site www.ftc.gov)
------------------------------------------------------------------------------------------------------------------------------------
ITEM 1 - PERSON FILING

l(a) NAME and HEADQUARTERS ADDRESS                                              Telefonica, S.A.
       of PERSON FILING                                                         Gran Via 28
                                                                                28013 Madrid, Spain
------------------------------------------------------------------------------------------------------------------------------------
1(b) PERSON FILING NOTIFICATION IS
     [X] an acquiring person       [_] an acquired person      [_] both
------------------------------------------------------------------------------------------------------------------------------------
l(c) PUT AN "X" IN THE APPROPRIATE BOX TO DESCRIBE PERSON FILING NOTIFICATION
     [X] Corporation        [_] Partnership      [_] Other (Specify) _________________________________________________
------------------------------------------------------------------------------------------------------------------------------------
1(d) DATA FURNISHED BY
     [X] calendar year       [_] fiscal year (specify period) _____________________ (month/year) to _________________(month/year)
------------------------------------------------------------------------------------------------------------------------------------

THIS FORM IS REQUIRED BY LAW and must be filed separately by each person which, by reason of a merger, consolidation or acquisition, is subject to (S)7A of the Clayton Act, 15 U.S.C. (S)18a, as added by Section 201 of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Pub. L. No. 94-435, 90 Stat. 1390, and rules promulgated thereunder (hereinafter referred to as "the rules" or by section number). The statute and rules are set forth in the Federal Register at 43 FR 33450; the rules may also be found at 16 CFR Parts 801-03. Failure to file this Notification and Report Form, and to observe the required waiting period before consummating the acquisition in accordance with the applicable provisions of 15 U.S.C. (S)18a and the rules, subjects any "person," as defined in the rules, or any individuals responsible for noncompliance, to liability for a penalty of not more than $11,000 for each day during which such person is in violation of 15 U.S.C. (S)18a.

All information and documentary material filed in or with this Form is confidential. It is exempt from disclosure under the Freedom of Information Act, and may be made public only in an administrative or judicial proceeding, or disclosed to Congress or to a duly authorized committee or subcommittee of Congress.

Filing - Complete and return two copies (with one original affidavit and certification and one set of documentary attachments) of this Notification and Report Form to: Premerger Notification Office, Bureau of Competition, Room 303, Federal Trade Commission, 600 Pennsylvania Avenue, N.W., Washington, DC 20580. Three copies (with one set of documentary attachments) should be sent to:
Director of Operations and Merger Enforcement, Antitrust Division, Department of Justice, Patrick Henry Building, 601 D Street, N.W., Room #100l3, Washington, D.C 20530. (For FEDEX airbills to the Department of Justice, do not use the 20530 zip code; use zip code 20004.)

DISCLOSURE NOTICE - Public reporting burden for this report is estimated to vary
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H-303                                        Regulatory Affairs,
Federal Trade Commission                   Office of Management and Budget
Washington, DC 20580                       Washington, DC 20503

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

H.Comision Federal de Competencia
PRESENTE

Atencion: Sres.  Dr. Fernando Sanchez Ugarte
                 Lic. Luis A Prado Robles
                 Dr. Alvaro Sanchez Gonzalez

Asunto:          Se notifica concentracion

Francisco de Paula Carral Puccio y Jeronimo Marcos Gerard Rivero, en representacion de TELEFONICA MOVILES MEXICO, S.A. DE C.V., personalidad que se acreditamos mediante copia certificada del poder que se adjunta al presente excrito como Anexo 1, senalando como domicilio para oir y recibir todo tipo de notificaciones el ubicado en Bosque de Alisos No. 47-B Despacho 101, Bosques de las Lomas, 05120 Mexico, Distrito Federal (telefono 5259-5353), autorizando para tales efectos, asi como para presentar y recoger toda clase de documentos, indistintamente a los licenciados Javier Martinez del Campo Lanz, Manuel Romano Mijares, Ignacio Gomez Morin, Jose Estandia Fernandez, Jesus Gabriel Altamirano Cano, a las licenciadas, Ana Maria Fernandez Rionda, Pilar Olmedo Martell y Maria del Mar Herrerias Sordo y a los senores Jose Matero Garcia Contreras y Federico Coronado Guerra, respetuosamente comparecemos y exponemos:

Con fundamento en los articulos 16,20 y 21 de la Ley Federal de Competencia Economica (la "Ley"), asi como en los articulos 17, 18, 19 y 20 de su Reglamento (el "Reglamento") por medio del presente escrito respetuosamente notificamos a esa H. Comision la concentracion descrita en el presente y le solicitamos emitir resolucion favorable respecto de la misma.

A.         Descripcion General de la Operacion.

Telefonica, S.A. ("Telefonica"), una compania de nacionalidad espanola, pretende adquirir, mediante oferta publica de adquisicion de acciones a realizarse en Espana y los Estados Unidos de America, hasta 370'675,587 acciones que equivalen al 61.63% del capital social de Terra Netwoks, S.A. ("Terra") una compania tambien de nacionalidad espanola (en lo sucesivo la "Transaccion"). En principio, se contempla que la Transaccion se concluya el 23 de julio de 2003.

Telefonica ya es actualmente titular de 230'792,328 acciones, que equivalen al 38.37% del capital social de Terra, por lo que con la adquisicion a que se refiere el parrafo anterior, Telefonica podria llegar a ser titular de hasta 601'467,915 acciones, equivalentes al 1OO% del capital social de Terrra.

La efectividad de la oferta esta condicionada a la adquisicion por Telefonica de un numero de acciones de Terra que, junto con las 230'792,328 acciones de Terra de que ya es directamente propietaria Telefonica, suponga alcanzar de forma directa por esta como minimo el 75% del

                        [LETTERHEAD OF CLIFFORD CHANCE]

June 18, 2003

BY HAND

PREMERGER NOTIFlCATION OFFICE
Bureau of Competition
Federal Trade Commission
600 Pennsylvania Avenue, N.W.
Room 303
Washington, D.C. 20580

       Re: Proposed Cash Tender Offer by Telefonica, S.A. for All of the Outstanding Ordinary Shares of Terra Networks, S.A.

Dear Sir or Madam:

On behalf of Telefonica, S.A. ("Telefonica"), we are forwarding two signed and duly executed Notification and Report Forms ("HSR Form") and one set of documentary attachments with respect to the proposed cash tender offer by Telefonica for all of the outstanding ordinary shares of Terra Networks, S.A. Telefonica is the acquiring person in this transaction and its HSR filing is being submitted with copies of the original, executed certification and affidavit. The originals will be submitted as soon as they are received.

Telefonica has paid the $280,000 HSR filing fee by electronic wire transfer.

If I can be of assistance in your review of the proposed transaction, please do not hesitate to call me at (202) 912-5157. Kindly acknowledge receipt of the enclosed materials by time-stamping the enclosed copies of this letter and Telefonica HSR Form.

Sincerely,

/s/ John M. Sipple, Jr.

John M. Sipple, Jr.

Enclosures